Form 20-F/A
period 2021-12-31
IceCure Medical Ltd.
filed 2022-08-22
CIK 1584371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F/A

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

Yes ☐    No ☒

EXPLANATORY NOTE

We are filing this Amendment No. 1 (this “Amendment”) to our Annual Report on Form 20-F (the “Original Filing”) for the sole purpose of amending Item 18 of the Original Filing to include audited consolidated financial statements for the fiscal year ended December 31, 2019, which were filed in our Registration Statements on Form F-1 (File Nos. 333-258660 and 333-261487) and inadvertently omitted in the Original Filing. For clarity, the audited consolidated financial statements as of and for the fiscal years ended December 31, 2021 and 2020 included in this Amendment No. 1 are unchanged from the audited consolidated financial statements included in the Original Filing.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.

Other than expressly set forth herein, this Amendment No. 1 does not, and does not purport to, amend or restate any other information contained in the Original Filing nor does this Amendment No. 1 reflect any events that have occurred after the Original Filing was filed.

i

ii

PART III

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this Amendment No. 1 to our annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1+	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 8, 2021).
2.1+	Description of Securities (incorporated herein by reference to Exhibit 2.1 to our Annual Report on Form 20-F (File No. 001-40753) filed with the SEC on April 1, 2022).
3.1+	Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.1+	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.2+	IceCure Medical Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.3+	IceCure Medical Remuneration Policy (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.4^+	Distribution Agreement, dated August 29, 2019, by and between IceCure Medical Ltd. and Terumo Corporation (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.5^+	Distribution Agreement, dated December 31, 2020, by and between IceCure Medical Ltd. and Terumo (Thailand) Company Limited (incorporated herein by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
8.1+	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 3, 2021).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2021 and December 31, 2020; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2021 and December 31, 2020; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2021 and December 31, 2020; (iv) Consolidated Statements of Cash Flows as of December 31, 2021 and December 31, 2020; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.
%	Furnished herewith.
+	Previously filed.
^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F filed on its behalf.

ICECURE MEDICAL LTD.

Date: August 22, 2022	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

2

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

IceCure Medical Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IceCure Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

Brightman Almagor Zohar& Co.

Certified Public Accountants

A Firm in the Deloitte Global Network

Tel Aviv, Israel

April 1, 2022

We have served as the Company’s auditor since 2006.

ICECURE MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

		As of December 31,	As of December 31,
	Note	2021	2020
ASSETS

CURRENT ASSETS
Cash and cash equivalents		25,621	3,502
Deposit	3	-	4,669
Trade accounts receivable		456	94
Inventory	4	1,955	1,064
Prepaid expenses and other receivables	5	2,290	260
Total current assets		30,322	9,589

NON-CURRENT ASSETS

Right of use assets	6	913	306
Property and equipment, net	8	713	307
Prepaid expenses and other long-term assets		333	37
Total non-current assets		1,959	650
TOTAL ASSETS		32,281	10,239

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		881	645
Lease liabilities	6	224	214
Other current liabilities	8	2,915	2,855
Total current liabilities		4,020	3,714

NON-CURRENT LIABILITIES
Long term lease liabilities	6	685	118
Other long-term liabilities		618	759
Total non-current liabilities		1,303	877

Commitments and contingencies	9

SHAREHOLDERS’ EQUITY
Ordinary shares, No par value; Authorized 2,500,000,000 shares; Issued and outstanding: 35,780,335 shares and 20,218,220 shares as of December 31, 2021 and December 31, 2020, respectively	10	-	-
Treasury shares		-	(41)
Pre-funded warrants to ordinary shares, Issued and outstanding: 1,034,000 Pre-funded warrants and zero Pre-funded warrants as of December 31, 2021 and December 31, 2020, respectively		-	-
Additional paid-in capital		85,389	54,225
Accumulated deficit		(58,431)	(48,536)
Total shareholders’ equity		26,958	5,648
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		32,281	10,239

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2021	2022	2019

Revenues	11	4,138	3,868	1,627
Cost of revenues	12	1,943	1,424	1,103
Gross profit		2,195	2,444	524

Research and development expenses	13	5,877	3,809	3,001
Sales and marketing expenses	14	1,917	1,063	1,035
General and administrative expenses	15	4,125	1,714	1,272
Operating loss		9,724	4,142	4,784

Financial expenses (income), net		171	(412)	(233)

Net loss and comprehensive loss		9,895	3,730	4,551

Basic and diluted net loss per share		0.35	0.22	0.33

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		28,548,676	17,128,903	13,621,285

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Treasury shares		Pre- funded warrants		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of January 1, 2019	12,700,056	2,787	(5,434)	(41)	-	-	41,670	(40,255)	4,161
Issuance of ordinary shares, net	2,329,414	531	-	-	-	-	2,778	-	3,309
Share-based compensation related to options granted	-	-	-	-	-	-	372	-	372
Loss for the year	-	-	-	-	-	-	-	(4,551)	(4,551)
Balance as of December 31, 2019	15,029,470	3,318	(5,434)	(41)	-	-	44,820	(44,806)	3,291
Issuance of ordinary shares, net (*)	5,175,000	1,203	-	-	-	-	4,644	-	5,847
Options exercised	13,750	3	-	-	-	-	8	-	11
Share-based compensation related to options granted	-	-	-	-	-	-	229	-	229
Cancelation of par value	-	(4,524)	-	-	-	-	4,524	-	-
Loss for the year	-	-	-	-	-	-	-	(3,730)	(3,730)
Balance as of December 31, 2020	20,218,220	-	(5,434)	(41)	-	-	54,225	(48,536)	5,648
Issuance of ordinary shares in March and May 2021, net (**)	11,485,697	-	-	-	-	-	14,586	-	14,586
Issuance of ordinary shares public offering in December 2021, net (***)	3,892,152	-	-	-	-	-	12,400	-	12,400
Issuance of pre- funded warrants		-	-	-	1,034,000	-	3,566	-	3,566
Options exercised	189,700	-	-	-	-	-	337	-	337
Share-based compensation related to options granted	-	-	-	-	-	-	316	-	316
Cancelation of treasury shares	(5,434)	-	5,434	41	-	-	(41)	-	-
Loss for the year	-	-	-	-	-	-	-	(9,895)	(9,895)
Balance as of December 31, 2021	35,780,335	-	-	-	1,034,000	-	85,389	(58,431)	26,958

(*) Net of issuance cost of approximately $219

(**) Net of issuance cost of approximately $414

(***) Net of issuance cost of approximately $1,028

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Cash flows from operating activities:
Net loss	(9,895)	(3,730)	(4,551)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	127	63	32
Share-based compensation	316	229	372
Exchange rate changes in cash and cash equivalents and deposit	5	(452)	(358)

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	(362)	(77)	168
Increase in inventory	(891)	(386)	(6)
Decrease (increase) in prepaid expenses and other receivables	(2,030)	121	(253)
Decrease (increase) in prepaid expenses and other long- term assets	-	17	(11)
Increase in right of use assets	(607)	(81)	(225)
Increase (decrease) in trade accounts payable	236	217	(28)
Increase in lease liabilities	577	92	240
Increase (decrease) in other current liabilities	60	(135)	2,306
Increase (decrease) in other long-term liabilities	(141)	432	325
Net cash used in operating activities	(12,605)	(3,690)	(1,989)

Cash flows from investing activities:
Realization of (Investment in) deposits	4,621	(4,432)	-
Investment of restricted deposits	(296)	(15)	-
Purchase of property and equipment	(533)	(223)	(103)
Net cash provided by (used in) investing activities	3,792	(4,670)	(103)

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs	14,586	5,847	3,309
Issuance of ordinary shares and pre- funded warrants, net of issuance costs	15,966	-	-
Exercise of options to ordinary shares	337	11	-
Net cash provided by financing activities	30,889	5,858	3,309

Increase (decrease) in cash and cash equivalents	22,076	(2,502)	1,217
Cash and cash equivalents beginning of the year	3,502	5,789	4,214
Effect of foreign exchange rate on cash and cash equivalents	43	215	358
Cash and cash equivalents end of the year	25,621	3,502	5,789

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

Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. Accounts receivable are stated at their net realizable value, net of allowances. The allowance for doubtful accounts is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors including the payment terms of each account, its age, the collection history of each customer, and the customer’s financial condition. No doubtful accounts expense was recorded for the years ended December 31, 2021, 2020 and 2019.

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The carrying values of cash and cash equivalents, trade accounts receivable, prepaid expenses and other receivables, other long-term assets, trade accounts payable, other current liabilities and other long-term liabilities approximate their fair value due to the short-term maturity of these instruments.

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

Basic net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10, “Earnings Per Share”, using the treasury stock method. All outstanding stock options were excluded from the calculation of the diluted loss per share for the years ended December 31, 2021, 2020 and 2019 because all such securities have an anti-dilutive effect.

As of December 31, 2021, 1,034,000 of pre-funded warrants to purchase ordinary shares, issued in connection with the December 2021 underwritten public offering (see Note 10), were included in the basic and diluted net loss per share calculation in accordance with ASC260-10-45-13.

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

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2021	Year ended December 31, 2020	Year ended December 31, 2019

Cash payments for operating leases	247	185	132

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

Depreciation and amortization expenses for the years ended December 31, 2021, 2020 and 2019 were $127, $63 and $32 respectively.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Class Action: (Cont.)

(1)	(Cont.)

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

(2)	On July 29, 2021, the Company was informed that a motion to certify a claim as a Class Action was filed against it claiming that the Company’s reports filed on the TASE electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, are not in compliance with applicable accessibility guidelines, and therefore the Company prevents or reduces the access of people with disabilities to such reports. The claim is in the amount of NIS 5,000 (USD 1,541). As far as the Company is aware, this motion was filed against many companies that trade on the Tel Aviv Stock Exchange. On March 6, 2022, following a court hearing the court determined that the public companies will submit a joint response within 45 days.

NOTE 10 - SHAREHOLDERS’ EQUITY

A.	Ordinary shares:

(1)	The ordinary shares confer upon the holders the right to receive notice to participate and vote in general meetings of shareholders of the Company, the right to receive dividends, if declared, and the right to participate in the distribution of the surplus assets of the Company in an event of liquidation.

(2)	Public and private placements:

On February 20, 2019, the Company raised $981 (gross) through a public offering of 528,000 ordinary shares at $1.84 per share. After deducting closing costs and fees, the Company received proceeds of approximately $933.

On September 8, 2019, the Company raised $2,430 (gross) through a rights offering of its ordinary shares. According to the rights offering, each shareholder holding 6.875 ordinary shares of the Company was entitled to purchase one unit comprised of 1.25 ordinary shares, at a price of $13.44 per unit. Total of 180,142 rights comprised of 1,801,414 ordinary shares were issued. After deducting closing costs and fees, the Company received proceeds of approximately $2,375.

On August 5, 2020, the Company raised $6,067 (gross) through a public offering of 5,175,000 ordinary shares at $1.168 per share. After deducting closing costs and fees, the Company received proceeds of approximately $5,847.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

A.	Ordinary shares: (Cont.)

(2)	Public and private placements: (Cont.)

On January 27, 2021, the Company entered, subject to the approval of the general meeting of shareholders, into a series of share purchase agreement with its controlling shareholder, Epoch Partner Investments Limited, for a total of $7,500, Alpha Capital Anstalt, for a total of $4,000, Clover Wolf Capital Limited Partnership for a total of $3,100 and Clover Alpha L.P for a total of $400.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Treasury shares:

In 2009, the Company has forfeited 5,434 ordinary shares at a value of approximately $41.

In 2021, the Company has canceled these shares.

C.	Shares and options to employees:

(1)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

(2)

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2021	2020	2019
Exercise price	$1.69 - $8.75	$1.56 - $1.77	$0.72 - $8.32
Expected volatility	89.8% - 96.1%	88.77% - 90.84%	96.33% - 110.4%
Risk-free interest	0.67% - 1.02%	0.4% - 0.46%	1.03% - 2.54%
Expected life of up to (years)	6.22	6.2	6.16

(3)	The following table summarizes the option activity for the years ended December 31, 2021, 2020 and 2019 for options granted to employees, officers and members of the Company’s Board of Directors (“the Board”):

	Number of Share Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Balance as of January 1, 2019	1,008,001	$1.52
Granted	267,753	$1.76
Expired	(3,139)	$2.16
Balance as of December 31, 2019	1,272,615	$1.52	8.15
Granted	370,351	$1.60
Expired	(35,788)	$1.60
Forfeited	(137,667)	$1.68
Exercised	(13,750)	$0.88
Balance as of December 31, 2020	1,455,761	$1.68	7.69
Granted	108,929	$2.02
Expired	(13,875)	$2.94
Forfeited	(24,635)	$1.85
Exercised	(189,700)	$2.06
Balance as of December 31, 2021	1,336,480	$1.64	7.03
Exercisable at the end of year	858,994	$1.55	6.36

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

C.	Shares and options to employees: (Cont.)

As of December 31, 2021, a total of 846,105 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $1,321.

The weighted average fair value of options granted during the year ended December 31, 2021, was $6.89 per share.

(4)	Options granted during 2021, 2020 and 2019:

(a)	On March 28, 2019, the Company granted 72,878 options to purchase an aggregate of 72,878 ordinary shares to 5 officers of the Company, as follows: 9,726 options for the Company’s Chief Executive Officer (“CEO”), and 63,152 options for four officers of the Company, at an exercise price of $2.16 per share. The CEO’s options will vest in 16 equal quarterly installments over a period of four years from the date of grant. The officer’s options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from March 28, 2020. The options are exercisable for 10 years from the date of grant.

(b)	On May 21, 2019, the Company granted 194,875 options to purchase an aggregate of 194,875 ordinary shares to 24 employees of the Company, as follows: 51,000 options for the Company’s CEO and Chairman of the Board, 48,000 options for three officers of the Company and 95,875 option for 19 employees of the Company, at an exercise price of $1.76 per share. The CEO’s and Chairman of the Board’s options will vest in 16 equal quarterly installments over a period of four years from the date of grant. The officer’s options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from May 21, 2020. The 19 employee’s options will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

(c)	On June 4, 2020, the Company granted 142,594 options to purchase an aggregate of 142,594 ordinary shares to 27 employees of the Company, at an exercise price of $1.68 per share. The options will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

(d)	On August 30, 2020, the Company granted 170,258 options to purchase an aggregate of 170,258 ordinary shares to six officers of the Company, as follows: 27,333 options for the Company’s CEO, and 142,925 options for five officers of the Company, at an exercise price of $1.52 per share. The CEO’s options will vest in 16 equal quarterly installments over a period of four years from the date of grant. The officer’s options will vest as follows: a quarter after one year and the rest will vest in 12 equally quarterly installments over a period of three years from August 30, 2021. The options are exercisable for 10 years from the date of grant.

(e)	On October 28, 2020, the Company granted 57,500 options to purchase an aggregate of 57,500 ordinary shares to 2 officers of the Company, as follows: 32,500 options for the Company’s CEO, and 25,000 options for the Chairman of the Board of Directors, at an exercise price of $1.60 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from October 28, 2021. The options are exercisable for 10 years from the date of grant.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - SHAREHOLDERS’ EQUITY (Cont.)

C.	Shares and options to employees: (Cont.)

(f)	In January 2021, the Company granted 100,000 options to purchase an aggregate of 100,000 ordinary shares to a member of the Company’s Board of directors, at an exercise price of $1.60 per share. The options will vest as follows:

a.	25,000 options - a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from December 13, 2020.

b.	75,000 options- based on target achievement:

i.	37,500 options will vest and become exercisable, on the date of receipt by the company of two regulatory approvals in China from the NMPA (National Medical Products Administration) for the marketing and sale of ProSense product and for the sale of probes of the company, and no later than December 31, 2022.

ii.	37,500 options will vest and become exercisable, with the sale of a Consoles and Probes as determined in the options agreement in one calendar year in Chinese territory, and no later than the end of 2024.

The options are exercisable for 10 years from the date of grant.

(g)	On April 28, 2021, the Company granted 8,929 options to purchase an aggregate of 8,929 ordinary shares to five officers of the Company, as follows: 4,319 options for the Company’s CEO, and 4,610 options for four officers, at an exercise price of $5.76 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from April 28, 2022. The options are exercisable for 10 years from the date of grant.

(4)	The total share-based compensation the Company recognized for share-based payments is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
Cost of revenues	15	16	12
Sales and marketing	15	26	36
Research and development	109	67	151
General and administrative	177	120	173
	316	229	372

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

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Consoles	1,560	1,817	786
Disposables	1,208	1,006	493
Exclusive distribution agreement	1,370	1,045	348
	4,138	3,868	1,627

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 12 - COST OF REVENUES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Payroll and related benefits (including share-based compensation)	796	655	473
Raw materials subcontractors and auxiliary materials	828	461	389
Shipping	50	39	69
Royalties to the IIA	123	116	48
Others	146	153	124
	1,943	1,424	1,103

NOTE 13 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Payroll and related benefits (including share-based compensation)	3,748	2,273	1,730
Raw materials subcontracted work and consulting	1,440	1,058	866
Others	689	478	405
	5,877	3,809	3,001

NOTE 14 - SALES AND MARKETING EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Payroll and related benefits (including share-based compensation)	1,036	576	403
Consulting and professional services	215	157	150
Travel	126	29	167
Advertising and promotion expenses	60	36	41
Sales commissions	60	57	33
Others	420	208	241
	1,917	1,063	1,035

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 15 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Payroll and related benefits (including share-based compensation)	1,403	965	833
Professional services	2,440	611	347
Others	282	138	92
	4,125	1,714	1,272

NOTE 16 - TAXES ON INCOME

A.	General:

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation:

The Company is subject to Israeli corporate tax rate of 23% for the years ended December 31, 2021, 2020 and 2019.

The US subsidiary is subject to U.S. federal tax rate of 21% for the years ended December 31, 2021, 2020 and 2019.

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

F.	Effective tax expense (benefit):

The components of loss before tax and a reconciliation of the Company’s tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019

Loss (profit) before taxes:
Local	10,081	3,735	4,555
Foreign[1]	(186)	(5)	(4)
Net loss, as reported in the consolidated statements of comprehensive loss	9,895	3,730	4,551
Israeli statutory income tax rate	23%	23%	23%

Theoretical tax benefit	2,276	858	1,047
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(2,161)	(858)	(1,047)
Other	(115)	-	-
Income tax expense	-	-	-

[1]	Foreign is amount related to the US & China Subsidiaries.

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

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
Israel	108	7	65
Japan	1,380	2,097	512
United States	471	276	231
China	-	-	220
Thailand	964	528	211
Other[2]	1,215	960	388
	4,138	3,868	1,627

The following table sets forth reporting property and equipment information by geographic region:

	As of December 31,	As of December 31,
	2021	2020
Israel	622	305
United States	91	2
	713	307

The following table is a summary of customer concentrations as a percentage of revenue:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2021	2020	2019
Customer A	30%	47%	21%
Customer B	*	14%	-
Customer C	23%	-	-
Customer D	11%	*	14%

*	Lower	than 10%

2	No country represented is greater than 10% of our revenue as of the years presented, other than the countries presented above.

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