Form 20-F
period 2022-12-31
IceCure Medical Ltd.
filed 2023-03-29
CIK 1584371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Eyal Shamir

Chief Executive Officer

IceCure Medical Inc.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

Tel: +972.4.6230333

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	ICCM	The Nasdaq Capital Market, Tel Aviv Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

45,623,434 ordinary shares as of December 31, 2022.

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

We believe that obtaining regulatory approval for our existing and next generation products for specific indications will help us grow our business. As of December 31, 2022, we have received a broad range of regulatory approvals for our systems to treat tumors in the lungs, kidneys, bones and other indications. In the United States our products are approved as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, and MultiSense (which has not been commercialized) cryoablation systems. Although our existing, “IceCure Family” systems have regulatory approvals from the United States Food and Drug Administration, or the FDA, for commercialization in the United States, we have yet to receive regulatory approval for such systems for treatment of malignant breast tumors, which requires a separate approval from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States. On October 18, 2022, we requested that De Novo classification be accepted for our “IceCure Family” systems for breast cancer indication. Because of this De Novo classification request, we will be required to accept special controls imposed by the FDA, mainly on the production process and post-market monitoring. If a De Novo classification is not approved by the FDA as the regulatory pathway, the FDA will accept only pre-market approval, or PMA, in which case we expect the timeline for marketing approvals would be longer and our costs associated with PMA would be higher compared to 510(k) or De Novo approval.

We are an Israeli corporation based in Caesarea, Israel and were incorporated in Israel in 2006. On February 2, 2011, we became a public company in Israel and our Ordinary Shares were listed for trade on the TASE. On August 26, 2021, our Ordinary Shares were listed for trade on the Nasdaq Capital Market, or Nasdaq. Our principal executive offices are located at 7 Ha’Eshel St., PO Box 3163, Caesarea, 3079504 Israel. Our telephone number in Israel is +972-4-6230333. Our website address is http://www.icecure-medical.com. The information contained on, or that can be accessed through, our website is not part of this report. We have included our website address in this report solely as an inactive textual reference.

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

●	our planned level of revenues and capital expenditures;

●	our available cash our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;
●	political, economic and military instability in the Middle East and specifically in Israel may impede our ability to operate and harm our financial results;

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.519 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2022.

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

Risks Related to Our Financial Condition and Capital Requirements

●	we have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future;

●	we have generated minimal revenues from product sales and may never be profitable, even if we receive regulatory approval to commercialize our products in additional geographical territories and indications;

●	even following the December 2022 public offering, we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our commercialization and product development efforts, expansion to new markets, or other activities.

v

Risks Related to Our Business and Industry

●	we are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense and next generation single Probe and MultiSense systems;

●	we face business disruption and related risks resulting from the recent outbreak of the COVID-19 pandemic, which could have a material adverse effect on our business and results of operations;

●	if we fail to maintain existing strategic relationships with Terumo Corporation and Shanghai Medtronic Zhikang or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we manage our business through a small number of employees and key consultants. We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	if we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks;

●	we face intense competition in the market, and as a result we may be unable to effectively compete in our industry;

●	our commercial success is very much dependent on third-party payors to provide adequate insurance coverage and reimbursement for the use of our systems, or any future products that we may commercialize;

●	our management team has limited experience managing a U.S. reporting company;

●	our business and operations might be adversely affected by security breaches, including any cybersecurity incidents;

●	we may be exposed to business disruptions and geopolitical risks related to the geopolitical and military tensions between Russia and Ukraine in Europe.

Risks Related to Product Development and Regulatory Approval

●	our, or our partners’ clinical trials may encounter delays, suspensions or other problems;

●	the results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any clinical trials will yield the results we anticipate, be successful or lead to results sufficient for the necessary regulatory approvals;

●	we may not receive, or may be delayed in receiving, the necessary clearances or approvals for our current products or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business;

●	preliminary data that we or others announce or publish from time to time with respect to our products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data;

●	the misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that may lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly;

●	our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to immediately report to all relevant regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	if we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products;

●	disruptions at the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business;

Risks Related to Our Intellectual Property

●	if we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us;

●	third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts;

Risks Related to the Ownership of our Securities

●	our principal shareholders, officers and directors currently beneficially own approximately 55.7% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	because we are a “controlled company” within the meaning of the Nasdaq Stock Market rules, our shareholders may not have certain corporate governance protections that are available to shareholders of companies that are not controlled companies;

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC;

Risks Related to Israeli Law and Our Operations in Israel

●	potential political, constitutional, economic and military instability in the State of Israel, where our headquarters, members of our management team and our research and development facilities are located, may adversely affect our results of operations;

●	we expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations;

●	the termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes;

●	we may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us. We may also not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products;

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received;

●	provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders;

●	it may be difficult to enforce a judgment of a U.S. court against us, our executive officers and directors named in this this annual report on Form 20-F in Israel or the United States, to assert U.S. securities laws claims in Israel or to serve process on our executive officers and directors and these experts; and

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

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

We are a medical device company with a limited operating history. To date, we have focused on developing our first commercial product for cryoablating tumors, the ProSense system, collecting clinical data, obtaining regulatory approvals in different geographical territories and indications and initiated our commercialization effort. We have funded our operations to date primarily through raising capital on Nasdaq and TASE, private offerings, minimal sales of our ProSense system and its components, including affiliated needles, or Probes, guiding needles, or Introducers and other products, which we collectively refer to as disposables, loans, convertible loans and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have generated minimal revenues from the sale of our ProSense system and its disposables (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including operating losses of $16,739 thousand and $9,724 thousand for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $75,409 thousand. Substantially all of our operating losses resulted from costs incurred in connection with our development of our technology, business development and commercialization and from general and administrative costs associated with our operations.

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

We expect our research and development expenses to increase in connection with our planned expanded research and development efforts, including those conducted in connection with the development of our next generation single Probe and MultiSense systems, and as we seek to receive approval from applicable regulatory authorities to commence commercialization of our ProSense system for treatment in breast cancer and other indications. In addition, if we obtain marketing approval for our ProSense system for the treatment of breast cancer and other indications in different countries across the world, including the United States, and for our next generation single Probe and MultiSense systems, we will likely incur significant outsourced manufacturing expenses as well as increased sales and marketing costs, particularly in the United States. In addition, although we have certain regulatory approvals, these only allow us to conduct minimal commercialization of our products, and therefore we will need to seek additional regulatory approvals in order to initiate commercialization, in scale, that has the potential to generate significant revenues for us. Even if we were to receive marketing approval for our ProSense and MultiSense systems, we expect that we will continue to incur significant research and development expenses as we seek to improve our technology and effectively compete with our competitors and as we seek additional approvals for their use in different indications and marketing and commercialization costs.

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

Our ProSense system, and its disposables, has regulatory approvals that allow us to market our system or its disposables in certain geographical areas and for specific indications. However, even with these regulatory approvals in place, we have yet to generate significant revenues and we plan to seek for additional regulatory approvals covering additional clinical indications, to allow us to increase clinical acceptance of our products by the medical community, obtain reimbursement coverage, and partner with distributors, all in order to increase commercialization efforts (see “Item 4.B. Business Overview – Government Regulation” for additional information). However, there can be no assurance that we will obtain regulatory approvals for all indications we have applied, or intend to apply for, or at all.

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

Even following our December 2022 public offering, we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our commercialization and product development efforts, expansion to new markets, or other activities.

As of December 31, 2022, our cash and cash equivalents and deposits were approximately $23.7 million, and we had working capital of $23,794 thousand and an accumulated deficit of $75,409 thousand. We expect that our existing cash and cash equivalents will be sufficient for at least next 12 months of operations. We expect that we will require substantial additional capital to commercialize our ProSense system and to develop and commercialize our next generation single Probe and MultiSense systems. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our ProSense and next generation single Probe and MultiSense systems and any future product candidates. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our ability to raise capital could be affected by various factors, including clinical adverse events. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

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

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the current conflict between Ukraine and Russia has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations, financial condition and our ability to raise fonds.

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

We have been impacted by the COVID-19 pandemic, and we cannot predict the future impacts the COVID-19 pandemic, including the emergence of new strains such as the Omicron or Delta variant, may have on its business, results of operations and financial condition. While COVID-19 is still spreading and the final implications of the pandemic are difficult to estimate at this stage, it is clear that it has affected the lives of a large portion of the global population. The pandemic has caused states of emergency to be declared in various countries, including China, where we have significant operations. If travel restrictions or quarantines are reimposed in China or globally, various institutions and companies may be closed, which would impact our operations. Numerous government regulations and public advisories, as well as shifting social behaviors, temporarily and from time to time limited or closed non-essential transportation, government functions, business activities and person-to-person interactions, and the duration of such trends is difficult to predict. While certain COVID-19 mitigation actions have since been relaxed, no assurance can be made that such actions, or other measures, will not be reimposed in the future. In addition, the U.S. government has restricted travel to the United States from foreign nationals who have not been vaccinated against COVID-19. Although to date these restrictions have not materially impacted our operations other than the ability to travel which resulted within some delays in our trials, demonstrations and installations, the effect on our business, from the spread of COVID-19 and the COVID-19 mitigation actions implemented by the governments of the State of Israel, the United States and other countries, may worsen over time.

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

If we fail to maintain existing strategic relationships with Terumo Corporation and Shanghai Medtronic Zhikang or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease.

We currently derive a significant amount of our revenues through our strategic relationships and exclusive distribution agreements with Terumo Corporation (including its affiliates) and expect to derive a significant amount of our revenues through our strategic relationship and distribution agreements with Shanghai Medtronic Zhikang Medical Devices Co., Ltd., or Shanghai Medtronic Zhikang, an affiliate of Medtronic plc (NYSE: MDT), or Medtronic, and Beijing Turing Medical Technology Co., Ltd, or Beijing Turing. If our relationships with Terumo Corporation, Shanghai Medtronic Zhikang or Beijing Turing are terminated or impaired for any reason and we are unable to replace these relationships with other means of distribution, we could suffer a material decrease in revenues.

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

Also, our financial results are dependent upon the service efforts of Terumo Corporation, Shanghai Medtronic Zhikang, and Beijing Turing. If (1) Terumo Corporation is unsuccessful in adequately servicing our products, (2) Shanghai Medtronic Zhikang is unsuccessful in marketing and promoting our products within mainland China, or (3) Terumo is unsuccessful in after-sales services of our products, our sales could significantly decrease and our business, financial condition, results of operations and prospects may be adversely impacted.

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

Similarly, pursuant to our agreements with Shanghai Medtronic Zhikang and Beijing Turing, we will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of our IceSense3 system console and cryoprobes. If we are unable to obtain or maintain such approvals, it may adversely impact our relationships with Shanghai Medtronic Zhikang and Beijing Turing, as well as impact our future plans for sales in China.

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

Our business will be dependent upon success in our customer acquisition strategy. If we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in the United States, Europe and Southeast Asia, as well as entering additional markets (geographic and indication-specific) to commercialize our next generation single Probe and MultiSense systems and any other future products. We believe that our expanded growth will depend on the further development, regulatory approval(s) and commercialization of our ProSense and next generation single Probe and MultiSense systems. If we fail to commercialize our products in a timely manner and across a range of indications, including breast cancer, we may not be able to expand our markets or to grow our revenue, and our business and financial condition may be adversely impacted. If medical practitioners do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in sales growth could cause us to enter into sales or distribution agreements on terms less favorable to us or cause us to license our technology on unfavorable and unexpected terms, which may have a material and adverse impact on our revenue, business, reputation, financial condition and results of operations.

We are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased component and shipping costs and quality or compliance issues, any of which could harm our business.

We rely on third parties to manufacture and supply us with proprietary custom components. We rely on a limited number of suppliers who provide us materials and components as well as manufacture and assemble certain components of our products. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

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

We consistently monitor our inventory levels and maintain recovery plans to address potential disruptions that we may encounter from our suppliers. However, we may not be able to quickly establish additional or alternative suppliers, if necessary, in part because we may need to undertake additional activities to establish such suppliers as required by the regulatory approval process. Any interruption or delay in obtaining products from our third-party suppliers, or our inability to obtain products from qualified alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to switch to competing products. Given our reliance on certain suppliers, we may be susceptible to supply shortages while looking for alternate suppliers (see “Item 4.B. Business Overview – Production and Manufacturing” for additional information).

We may not be able to replace our current manufacturing capabilities in a timely manner.

If our contract manufacturing facility or our in-house facility suffers any type of prolonged interruption, whether caused by regulator action, equipment failure, critical facility services failure, fire, natural disaster or any other event that causes the cessation of manufacturing activities, such as an epidemic or pandemic, we may be exposed to long-term loss of sales and profits. There are limited facilities which are capable of contract manufacturing some of our products and product candidates. Replacement of our current manufacturing capabilities may have a material adverse effect on our business and financial condition.

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

If we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

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

As of December 31, 2022, we had 65 full-time employees, seven part time employees, one independent contractor and one consultant. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, our VP Research and Development and our Chief Executive Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on our operations and financial performance

International expansion of our business exposes us to business, regulatory, political, operational, financial and economic risks associated with doing business outside of the United States or Israel.

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

The major market players within the cancer cryoablation care market and our primary competitors in the United States and abroad include Boston Scientific Corporation and Siemens Healthineers. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales and capture market share.

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

Most members of our management team do not have experience managing a publicly traded company in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Although we are also a public company in Israel, our management team may not successfully or efficiently manage our transition to being a public company in the United States that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

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

Our business is subject to risks arising from changes in domestic and global economic conditions, including adverse economic conditions in markets in which we operate, which may harm our business. For example, the current concerns regarding inflation and the state of the economy has caused significant volatility and uncertainty in U.S. and international markets. If our future customers significantly reduce spending in areas in which our technology and products are utilized, or prioritize other expenditures over our technology and products, our business, financial condition, results of operations and prospects would be materially adversely affected.

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

Although we do not currently conduct business in Russia and Ukraine, the escalation of geopolitical instability in Russia and Ukraine as well as currency fluctuations in the Russian Ruble has had a negative impact on worldwide markets. Such impact have and may further negatively impact our supply chain, our operations and future growth prospects in that region. As a result of the crisis in Ukraine, both the U.S. and other countries have implemented sanctions against certain Russian individuals and entities. Our global operations expose us to risks that could adversely affect our business, financial condition, results of operations, cash flows or the market price of our securities, including the potential for increased tensions between Russia and other countries resulting from the current situation involving Russia and Ukraine, tariffs, economic sanctions and import-export restrictions imposed, and retaliatory actions, as well as the potential negative impact on our potential business and sales in the region. Current geopolitical instability in Russia and Ukraine and related sanctions by the U.S. and other governments against certain companies and individuals may hinder our ability to conduct business with potential customers and vendors in these countries.

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

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k)-clearance process may require a new 510(k) clearance. Both the PMA approval and the 510(k)-clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k)-clearance process usually takes from three to nine months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k)-clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device or other restrictions or requirements, which may limit the market for the device.

In the United States, we cleared the 510(k) application process and received regulatory approval to market our ProSense system and related accessories systems for the treatment of kidney and liver tumors. Specifically, FDA 510(k) clearance covers IceSense3, ProSense, and MultiSense systems, including the ancillary products thereto, such as Probes and ancillary products, and software updates. However, even after receiving this regulatory approval from the FDA, we require additional approvals from the FDA in order to begin commercialization efforts capable of generating significant revenues for us.

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

Current and future healthcare and other legislation and regulatory reform measures may have a material adverse effect on our business and results of operations.

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

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, is a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law may affect us and increase certain of our costs. Among the provisions of the Affordable Care Act of importance to our potential product candidates, the Affordable Care Act established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; required certain Affordable Care Act marketplace and other private payor plans to include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at the Centers for Medicare & Medicaid Services, or CMS, to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

In addition, other legislative changes have been adopted since the Affordable Care Act was enacted. These changes include aggregate reductions in Medicare payments to providers of 2% per fiscal year, which went into effect on April 1, 2013. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect until 2031.

In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These and new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on our customers and, accordingly, our financial operations.

We anticipate that the Affordable Care Act, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and an additional downward pressure on the reimbursement our customers may receive for our products. Further, there have been, and there may continue to be, judicial and Congressional challenges to certain aspects of the Affordable Care Act. For example, the U.S. Tax Cuts and Jobs Act of 2017, or TCJA, includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 26, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. Affordable Care Act Additional legislative and regulatory changes and judicial challenges to the Affordable Care Act, its implementing regulations and guidance and its policies, remain possible. However, it remains unclear how any new legislation, regulation or challenges in court might affect the prices we may obtain for any of our products for which regulatory approval is obtained. Any reduction in reimbursement from Medicare and other government programs may result in a similar reduction in payments from private payers. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate significant revenue, attain profitability or commercialize our products in scale.

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

The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our future products. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. For example, certain policies of the Trump administration may impact our business and industry. Namely, the Trump administration took several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, FDA’s ability to engage in routine oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose restrictions on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business may be negatively impacted. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval or clearance that we may have obtained and we may not achieve or sustain profitability.

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

Separately, in response to the COVID-19 pandemic, on March 10, 2020 the FDA announced its intention to postpone most inspections of foreign manufacturing facilities and, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. As of May 26, 2021, the FDA noted it was continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting mission critical domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards. However, the FDA may not be able to maintain this pace and delays or setbacks are possible in the future, including where a pre-approval inspection or an inspection of clinical sites is required and the FDA is unable to complete such required inspection during the review period. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs or if global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Environmental, social and corporate governance (ESG) issues, including those related to climate change and sustainability, may have an adverse effect on our business, financial condition and results of operations and damage our reputation.

There is an increasing focus from certain investors, customers, consumers, employees and other stakeholders concerning ESG matters. Additionally, public interest and legislative pressure related to public companies’ ESG practices continue to grow. If our ESG practices fail to meet regulatory requirements or investor, customer, consumer, employee or other stakeholders’ evolving expectations and standards for responsible corporate citizenship in areas including environmental stewardship, support for local communities, Board of Director and employee diversity, human capital management, employee health and safety practices, product quality, supply chain management, corporate governance and transparency, our reputation, brand and employee retention may be negatively impacted, and our customers and suppliers may be unwilling to continue to do business with us.

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

The trading price of our Ordinary Shares may be volatile. The market price for the Ordinary Shares may be influenced by many factors, including:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the cryoablation of tumors or any other indication that we may seek to develop;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the biotechnology industry in general;

●	our commencement of, or involvement in, litigation;

●	any major changes to our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation or changes to healthcare payment systems;

●	the depth of the trading market in our Ordinary Shares;

●	termination or expiration of the lock-up agreements or other restrictions limiting our ability or that of any of our existing shareholders to sell our Ordinary Shares (or any other securities that we may issue, if any);

●	general economic weakness, including inflation, or industry and market conditions;

●	business interruptions resulting from an epidemic or pandemic, such as COVID-19, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

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

Future sales or other issuances of our Ordinary Shares could depress the market price for our Ordinary Shares.

Substantial sales of our Ordinary Shares may cause the market price of our Ordinary Shares to decline. Sales by our security holders of substantial amounts of our Ordinary Shares, or the perception that these sales may occur in the future, could cause a reduction in the market price of our Ordinary Shares or could make it more difficult for us to raise funds through the sale of equity in the future.

Future issuances of Ordinary Shares or any securities that are exercisable for or convertible into Ordinary Shares could further depress the market for our Ordinary Shares, may have an adverse effect on the market price of our Ordinary Shares and will have a dilutive effect on our existing shareholders and holders of Ordinary Shares. We expect to continue to incur research and development and general and administrative expenses and, to satisfy our funding requirements, we will need to sell additional equity securities, which may include sales of significant amounts of Ordinary Shares, which may be subject to registration rights and warrants with anti-dilutive protective provisions. The sale or the proposed sale of substantial amounts of our Ordinary Shares or other equity securities in the public markets or in private transactions may adversely affect the market price of our Ordinary Shares and our share price may decline substantially.

Our principal shareholders, officers and directors currently beneficially own approximately 55.7% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 29, 2023, our principal shareholders, officers and directors beneficially own approximately 55.7% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Because we are a “controlled company” within the meaning of the Nasdaq Stock Market rules, our shareholders may not have certain corporate governance protections that are available to shareholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, we will qualify as a “controlled company” within the meaning of the Nasdaq Stock Market rules. As of December 31, 2022, Epoch Partner Investments Limited controls approximately 52.71% of the combined voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq Stock Market rules and are not subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the board of directors selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. As of the date of this this annual report on Form 20-F, we do not intend to take advantage of the exemptions from the Nasdaq Stock Market corporate governance listing requirements available to a “controlled company”. However, should we later choose to do so, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2022, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

The JOBS Act allows us to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our Company and adversely affect the market price of our Ordinary Shares.

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2023. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

We incur significant increased costs as a result of the listing of our securities for trading on Nasdaq. As a public company in the United States, our management is required to devote substantial time to new compliance initiatives as well as compliance with ongoing U.S. requirements.

Since the listing of our Ordinary Shares on Nasdaq, we became a publicly traded company in the United States. As a public company in the United States, we incur significant accounting, legal and other expenses that we did not incur before becoming a public company in the United States. We also incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

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

Risks Related to Israeli Law and Our Operations in Israel

Potential political, constitutional, economic and military instability in the State of Israel, where our headquarters, members of our management team and most of our employees, our production and research and development facilities are located, may adversely affect our results of operations.

Our executive offices, research and development laboratories and manufacturing facility are located in Caesarea, Israel. In addition, the majority of our key employees, officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and groups in its neighboring countries, Hamas (an Islamist militia and political group that controlled the Gaza Strip) and Hezbollah (an Islamist militia and political group based in Lebanon). In addition, several countries, principally in the Middle East, restrict doing business with Israel, and additional countries may impose restrictions on doing business with Israel and Israeli companies whether as a result of hostilities in the region or otherwise. Any hostilities involving Israel, terrorist activities, political instability or violence in the region or the interruption or curtailment of trade or transport between Israel and its trading partners could adversely affect our operations and results of operations and the market price of our Ordinary Shares.

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

Additionally, the newly elected Israeli government has announced plans to significantly reduce the Israeli Supreme Court’s judicial oversight, including reducing its ability to strike down legislation that it deems unreasonable, and plans to increase political influence over the selection of judges. These plans have prompted protests of Israeli citizens and criticism of leading Israeli business leaders as well as some foreign leaders. If such government plans are eventually enacted, they may cause operational challenges for us since we are headquartered in Israel and the majority of our employees are located in Israel. In addition, if foreign policy is negatively impacted with regard to Israel, this could impact our business with suppliers and customers which could in turn adversely impact our reputation, results of operations or financial condition.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $2.6 million (including accumulated interest) that we received from the IIA as of December 31, 2022. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received, linked to the U.S. dollar and bearing interest at an annual rate of LIBOR applicable to U.S. dollar deposits. LIBOR and other similar “benchmark” interest rates are currently the subject of recent and ongoing national, international and other regulatory guidance and proposals for reform, which may cause such “benchmarks” to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could result in an increase of the interest payable on any of our debt linked to such a “benchmark.” We are further required to comply with the requirements of the Israeli Encouragement of Industrial Research, Development and Technological Innovation Law, 5744-1984, as amended, and related regulations, or the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer or license of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. Therefore, the discretionary approval of an IIA committee would be required for any transfer or license to third parties inside or outside of Israel of know how or for the transfer outside of Israel of manufacturing or manufacturing rights related to those aspects of such technologies. We may not receive those approvals. Furthermore, the IIA may impose certain conditions on any arrangement under which it permits us to transfer technology or development.

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

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

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

In 2021 and 2022, our capital expenditures amounted to $533 thousand and $ 888 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems, disposables and technologies based on LN2 for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system, as pictured below.

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

We believe that obtaining regulatory approval for our existing and next generation products for specific indications will help us grow our business. As of December 31, 2022, in the United States, we have a broad range of regulatory approvals for our systems to treat benign and malignant tumors in the lungs, kidneys, bones, fibroadenoma (benign breast tumor) and other indications. In the United States our products are approved as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, and MultiSense (which has not been commercialized) cryoablation systems. Although our existing, “IceCure Family” systems have regulatory approvals from the FDA for commercialization in the United States, we have yet to receive regulatory approval for such systems for treatment of malignant breast tumors, which requires separate approval from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States. On October 18, 2022, we requested that De Novo classification be accepted for our “IceCure Family” systems for breast cancer indication. Because of this De Novo classification request, we will be required to accept special controls imposed by the FDA, mainly on the production process and post-market monitoring. This De Novo classification request regulatory filing with the FDA for marketing authorization was based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives). If a De Novo classification is not approved by the FDA as the regulatory pathway, the FDA will accept only PMA, in which case we expect the timeline for marketing approvals would be longer and our costs associated with PMA would be higher compared to 510(k) or De Novo approvals. See “Item 4.B. Business – Government Regulation” and “Item 4.B. Business – Malignant Breast Tumors” for additional information.

In order to gain market acceptance in the United States, we will require specific approval from the FDA for our ProSense system, which we hope to obtain based on the interim analysis of our ICE3 trial that was conducted to support the submission and is based on our interim results published on April 29, 2021. Another key step to gain market acceptance depends on the American Society of Breast Surgeons, or the ASBrS, amending their guidelines to support cryoablation as an alternative to surgery, applying for CPT1 codes for cryoablation for breast cancer (with the support of the ASBrS), negotiate medical coverage for our systems from medical insurers and collaborating with a major distributor of medical devices (see ““Item 4.B. Business – Government Regulation – FDA Regulation of Medical Devices” and “Item 3.D. Risk Factors – Risks Related to Product Development and Regulatory Approval” for additional information).

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

To date, we have incurred significant operating losses, generated minimal revenues from product sales, and as of December 31, 2022 and 2021, our accumulated deficit was $75.4 million and $58.4 million, respectively. We expect that we will need to raise substantial additional funding in the future (see “Item 3.D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”).

In Europe, China, Singapore, India, Hong Kong, Russia, Thailand, Taiwan, South Africa, Mexico, Australia, Israel, Colombia and Costa Rica, we have approvals for either our ProSense or our IceSense3 systems, or, in certain countries, both products. For instance, in China, we have approval for our IceSense3 (without the disposables) (see “Item 4.B. Business Overview – Our Products – Regulatory Approvals” for additional information). In addition, in order to generate significant revenue, we are seeking to pursue additional regulatory approvals for our products for specific indications in countries where we already have general regulatory approvals. In these countries, we are seeking regulatory approval for the treatment of specific tumors, including those found in breast, lungs, kidneys and bones. In addition, we are seeking regulatory approvals for our systems in other countries where we believe that there is significant potential for sales of our products. On October 12, 2021, we announced the advancement of our regulatory strategy in China with the submission of an amendment to the registration certificate for the IceSense3 system, which was granted by China’s National Medical Products Administration, or NMPA. On March 28, 2023, we announced that the NMPA approved our IceSense3 disposable cryoprobes for commercial use, to be used in combination with our IceSense3 system console. This approval will allow us to sell our disposable IceSense3 cryoprobes for commercial procedures. We expect to launch our commercial sales program for the IceSense3 system in China in the second half of 2023.

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

As a minimally invasive alternative to surgery, cryoablation is much less traumatic than open surgery, and, based on current data, we believe this treatment is more affordable, entails less risk and generally results in fewer side effects and complications than open surgery. On the patient side, following procedures with our cryoablation technology, patients usually can resume normal activities within 24 hours after the procedure. In addition, the use of our technology in breast procedures eliminates the need for a post-procedure reconstruction surgery. Moreover, our procedure eliminates the need for re-excision following a lumpectomy for breast cancer, which ranges between 14% to 20% of initial lumpectomies. This data is indicated in a study published on February 21, 2019 by Liska Havel, Himani Naik, Luis Ramirez et al titled “Impact of the SSO-ASTRO Margin Guideline on Rates of Re-excision After Lumpectomy for Breast Cancer: A Meta-analysis,” and a study published on May 20, 2020, in the Journal of Clinical Oncology by Mariana Chavez-MacGregor, Xiudong Lei, Nina Tamirisa. Abigail Suzanne Caudle, Sharon H. Giordano entitled “Re-excision rates among older breast cancer patients undergoing breast-conserving surgery (BCS)_ Impact of the SSO-ASTRO consensus guideline on margins”. On the health provider side, procedures with our cryoablation technology for breast tumors may be carried out in a clinic, while treatment for other indications can generally be carried out as an outpatient procedure, in a CT room. As a result, the potential profit margins for health care providers and payors are greater than most of the current surgical procedures that are conducted in the operating room, which entail additional and expensive cost elements for the operating room and its staff. In addition, we believe that our LN2-based technology provides patients, medical service providers, physicians and insurers with advantages versus our competitors, especially those using heat to treat tumors, also known as thermal ablation (otherwise known as heat ablation). For example, the freezing effect on tissue from cryoablation results in less pain, and accordingly less anesthesia (which also reduces costs). A study published on April 8, 2021 by Elles M.F. van de Voort et al titled “Thermal Ablation as an Alternative for Surgical Resection of Small (≤2 cm) Breast Cancers: A Meta-Analysis” suggested that cryoablation has the lowest complication rate among breast cancer tumor procedures and the advantage of an analgesic effect. In addition, in comparison to the treatment of tumors with heat, when treating a tumor with cryoablation, the freezing does not cause evaporation of the treated tissue and therefore provides the physician conducting the treatment with a clearer view of the tissue, which we believe enables the physician to carry out the procedure more accurately with a precise view of the tumor and the treated area.

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

Our revenues are based on a number of business models.

●	Sale of the system and disposables to distributors and/or to end users.

●	Placement of our systems under an end user commitment to purchase a minimum number of disposable probes per month and an annual service fee charged for use of systems.

In our models, although we may sell a fixed number of systems over a period of time, the sales of the disposables are tied to the number of procedures conducted (similar to the razor/razor-blade model), and therefore, we expect to sell an increasing number of disposables as the number of procedures increases.

In order to generate significant revenues, we believe that we need to achieve each of the following milestones: (i) FDA approval for commercialization of our products for treatment of malignant tumors in breast, (ii) recommendations for the use of our products in guidelines of medical associations, such as the ASBrS, Society of Interventional Radiology, or SIR, Society of Interventional Oncology, or SIO, and others, (iii) the need to obtain category I CPT code and coverage for our products, and (iv) negotiate reimbursement with government and private insurers and payers. We believe that reaching these milestones, while focusing on our business growth strategy, will help us achieve greater revenues. Our growth strategy includes the following actions:

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

Primary Indication

Breast Tumors

The national expenditure involved in treating breast tumors (both for benign and malignant tumors), based on the National Cancer Institute increases each year. Thus, in 2015, the cost of treating breast cancer was approximately $26.8 billion in the United States – higher than any other type of cancer. This cost increased to $29.8 billion by 2020. Individual costs vary, depending on the stage of the malignancy and treatment options selected.

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

Clinical Trials in Cancerous (Malignant) Breast Tumors

We are currently sponsoring trial in the United States. Our systems and probes are being used in three clinical studies initiated by investigators for malignant breast tumors in Japan, Hong Kong and China, and the Netherlands. Based on data presented from the Kameda Medical Center in Kamogawa, Japan, since June 2006, more than 600 procedures for cancer have been performed at the Center using our IceSense3 cryoablation system.

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

In April 2021, as part of the yearly conference of the ASBrS, the interim results of the ICE3 trial were presented. At the follow up period of 34.83 months following treatment with our cryoablation system, only 2.06% (four patients) experienced cancer recurrence. The 36-month local Failure Free Probability is 99.22%. The statistical analysis presented at the ASBrS conference by Dr. Richard Fine, an ICE3 investigator who serves as Program Director of the Breast Surgical Oncology Fellowship and as Director of Research and Education at the West Comprehensive Breast Center in Germantown, TN, indicates that among patients treated using our cryoablation system, the chance of non-recurrence in a population of patients with low-risk breast cancer, in early stages, and up to 1.5 cm tumor size, for a period of up to three years, is between 94.58% and 99.89%, with a statistical significance (confidence level) of 95%. Dr. Fine has also reported that the procedure can be performed in an office setting using local anesthesia, with better patient tolerance, improved cosmesis, and potential cost savings. No significant device-related adverse events were reported, and 95% percent of patients and 98% of treating physicians reported satisfaction with the cosmetic results. At the 23rd annual conference of the ASBrS in April 2022, our publication titled “Cryoablation without Excision for Low-Risk Early-Stage Breast cancer: 3-Year Analysis of ipsilateral Breast Tumor Recurrence in the ICE3 Trial” that was published in the Annals of Surgical Oncology was selected by past ASBrS president, Helen Pass, MD, Co-Director of the Stamford Health Breast Center, Chief of Breast Surgery at Stamford Hospital, and Clinical Professor of Surgery at Columbia University, for her annual presentation following a comprehensive literature review. Dr. Pass’ presentation was made to a large audience of breast surgeons and related medical professionals attending the conference in-person and online.

On October 18, 2022, we submitted a De Novo classification request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), representing approximately 43,000 women in the U.S. annually. The specific indication filed is based on interim data from our ICE3 trial and is in accordance with discussions we have had with the FDA, which granted ProSense Breakthrough Device Designation on March 31, 2021, enabling closer communications regarding its regulatory filing.

Final ICE3 5-year follow-up data are expected in the first half of 2024, at which time we plan to file with the FDA for a broader indication reflecting the entire study population—early-stage (Luminal A T1 invasive) low-risk breast cancer for patients aged 60 and over, representing approximately 65,000 women in the U.S. annually.

ICE3 is the largest controlled multi-location clinical trial ever performed for liquid nitrogen based cryoablation of small, low-risk, early-stage malignant breast tumors without subsequently removing them. The trial began in 2014 and has completed recruitment of 206 patients (of which 194 were eligible for cryoablation) in 19 hospitals and medical centers across the U.S., including Columbia University Medical Center and Mount Sinai Beth Israel. In our De Novo classification request, we have updated that there have been six cases of ipsilateral breast tumor recurrence (“IBTR”) out of 194 patients, or 3.09%. The survival-based estimate for the 5-year IBTR is 4.3% with a one-sided 95% confidence level, upper bound of 8.4% for the entire study population.

The total group of Luminal A breast cancer for women in all ages, is estimated at 144,000 cases annually in the U.S. In the future, IceCure intends to explore more indications for additional subgroups that are part of the total group of Luminal A breast cancer.

Approximately 66% of the ICE3 patients were determined to be at high risk to surgery due to factors including age and co-morbidities. For these patients, their doctors, and insurers, cryoablation may offer significant benefits as compared to lumpectomy, the current standard of care, including less risk of complications, lower cost, superior cosmetic results, rapid recovery, higher physician and patient satisfaction, and the convenience of a fast and simple in-office procedure.

Data suggests the use of ProSense cryoablation in breast procedures eliminates the risk of re-excision (a second surgery). Between 14% - 20% of breast cancer surgeries result in re-excision due to the practice of requiring a margin of normal breast tissue beyond the involved malignant tissue. This is associated with greater morbidity, patient anxiety, poorer cosmetic outcomes, and increased cost.

Independent Clinical Trial of the Cryoablation System – Japan

Since May 2012, an independent clinical trial has been ongoing at the Kameda Medical Center in Kamogawa, Japan using our IceSense3 cryoablation system. So far, over 600 cryoablation procedures have been conducted using our cryoablation system (in addition to approximately 80 additional procedures with a different system). According to information reported on the International Cryosurgery Society Convention, which was held in September 2019, in 304 of the 400 patients who were treated with cryoablation between 2006 and 2019, the recurrence rate of breast cancer was lower than 1%. The inclusion criteria were patients with histologically-proven breast cancer at stage 0 (TisN0M0) or stage 1 (T1N0M0) with tumor mass and lesion (including the progress within intraductal component) less than 1.0 cm. The primary endpoints were comparing the tumor necrosis rate, cosmetic results of the procedure, clarity of imaging, safety and therapeutic effects of IceSense3 versus a competing cryoablation device.

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

Lung Cancer Clinical Trial

Since November 2013, an independent clinical trial in cryoablation of lung tumors in non-small cell carcinoma or metastatic lesions has been ongoing at the Kameda Medical Center in Kamogawa, Japan using our IceSense3 system. Based on data provided to us, this trial is an ongoing trial, and to date, more than 400 procedures have been performed using our cryoablation system.

In November 2020, the lead investigator for the trial published the results in a peer reviewed article in the European Journal of Radiology and in July 2022 in the Clinics In Oncology journal. The results of the 2020 published article covered the cryoablation treatments in 101 patients during the years 2013 through 2019. The patients with T1N0MO NSCLC (Non – small cell lung cancer) in this review were divided into four categories based on the size of maximum tumor diameter, as follows: (1) group 1: tumor size up to 0.9 cm; (2) group 2: tumor size between 1 and 1.2 cm; (3) group 3: tumor size between 1.3 and 1.7 cm; and (4) group 4: tumor size larger than 1.8 cm. Ten patients experienced local recurrences. There were no recurrences in groups 1 or 2 (0%). There was one recurrence in group 3 (4%) and nine in group 4 (33%), indicating local control to be better in smaller tumors (p<0.001). The 3-year recurrence-free survival rates were: 86% in group 1; 97% in group 2; 93% in group 3; and 53% in group 4, indicating survival to be better in smaller tumors (p<0.001). There were no serious adverse events reported. The results of the 2022 publication covered a different group of 68 patients with metastatic lung cancer during the same period of time. The three-year local control rate was 73% for all tumors and 96% and 46% in tumors <2.2 cm and ≥ 2.2 cm, respectively. Local control was not different in tumors <2.2 cm between carcinoma and sarcoma (p=0.43). Sarcoma showed significantly poorer local control than carcinoma in tumors ≥ 2.2 cm, of which three-year local control rate was 18% and 62%, respectively (p<0.001). The incidence of pneumothorax was 25%. While the average preserved pulmonary function was 98 ± 6% after cryoablation for one tumor, the treatment for multiple tumors was associated with significantly lower preservation of pulmonary function (p=0.002). It was concluded that cryoablation using liquid nitrogen would be one of the treatment methods for metastatic lung cancers <2.2 cm.

The results of the trial, as disclosed in the published article, were that the treatment of tumors in groups 1 and 2 through cryoablation and LN2 and local control of the tumor and the lack recurrence of the cancer was more effective than in groups 3 and 4. As part of the trial, tumors treated in groups 1 and 2 did not have local recurrence, while in groups 3 and 4, 4% and 33%, respectively, of the tumors had local recurrence. The 3-year recurrence-free survival rates were: 86% in group 1; 97% in group 2; 92% in group 3; and 53% group 4, indicating the survival to be better in smaller tumors (p < 0.001). No patient had treatment-related mortality. The most frequent complication was pneumothorax, with a rate of 24%, while the decrease of pulmonary function was just 3%.

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

Kidney Tumors Clinical Trials

In 2012, a clinical trial called ICESECRET (NCT02399124) Post Marketing Surveillance for PROSENSE™ a Cryotherapy Treatment of Renal Cell Carcinoma was initiated at Bnei Zion Medical Center in Haifa, Israel, in collaboration with the Shamir/Assaf Harofeh Medical Center in Be’er Ya’akov, Israel. Procedures were performed using our ProSense system for freezing and ablating kidney tumors. The recruitment for this trial is completed.

On December 19, 2022, we announced interim results data from this study for the treatment of patients with small renal masses (“SRM”) who cannot be offered kidney-preserving surgery. Data were presented on December 14, 2022 at the Urological Association Conference in Eilat, Israel. The presentation titled “Renal Mass Cryoablation - Interim Analysis ICESECRET Study” was delivered by Dr. Nasir Said of Bnei Zion Medical Center.

According to the presentation, out of the 115 patients enrolled, 107 patients (112 lesions) returned for follow-up with a mean duration of 22.8 months and a range 12-60 months. In a subgroup of patients with no previous history of kidney cancer on the same kidney and a lesion ≤3 cm, an 89.5% recurrence-free rate was observed at a mean follow-up time of 22.2 months when the procedure protocol was followed. The recurrence-free rate was 85.1% for the 107 patients (91 patients, including 13 patients who underwent a second cryoablation), at a mean follow-up period of 16.5 months. Five serious adverse events were reported, four of which were of mild severity and were treated conservatively and resolved within one to five days, with one severe complication of a new onset of ipsilateral hydronephrosis seven months after the cryoablation procedure that led to nephrectomy. Cryoablation time and hospitalization time were relatively short, up to approximately 25 minutes and two days, respectively. The presentation concluded that, based on these interim results, cryoablation is safe and effective for treating renal masses under five cm.

According to the American Journal of Roentgenology, small renal masses, which may be malignant or benign tumors in the kidney, have been rising in incidence over the past two decades. According to the American Cancer Society, in 2022, in the U.S., an estimated 79,000 new cases of kidney cancer will be diagnosed, with about 14,000 dying from the disease. Globally, there were more than 430,000 new cases of kidney cancer in 2020 and about 180,000 deaths according to World Cancer Research Fund International.

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

We are continuing our research and development efforts to complete development of both the next generation single probe system and the MultiSense system and intend to commence commercialization, subject to applicable regulatory approval, in the future. We currently expect to complete development of the next generation single probe system and new Cryoprobes for limited release by the end of 2023 and perform FDA and CE submissions for our MultiSense system until the middle of 2026. Even if we complete development as planned, we do not yet know if and when we will begin to commercialize these systems or whether commercialization of such systems will lead to us generating increased revenue.

Regulatory Approvals

We have received a broad range of regulatory approvals for our products in the United States, Europe, China (IceSense3 system only), Singapore, Hong Kong, Mexico, Australia, Israel, Colombia, Costa Rica, India (only for disposables (see “– India” below for additional information), Thailand, Russia, South Africa and Taiwan. Moreover, we are pursuing additional regulatory approvals in other indications in existing countries and in other countries where we believe that there is significant potential for sales. For example, Japan (for specific approval in certain indications), China (for disposables and for our ProSense system, which is an upgrade to the already approved IceSense3), Brazil, Canada and the United States (for specific approval for breast cancer).

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

In addition, on November 24, 2021, we submitted a pre-submission package to the FDA in which we proposed an intended use for early-stage breast cancer and high risk to surgery for our ProSense system and requested a De Novo classification. Since we were granted BDD for our ProSense system, the pre-submission package included a request for a sprint discussion under FDA procedures.

On October 18, 2022, we submitted a De Novo Classification Request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), representing approximately 43,000 women in the U.S. annually. The specific indication filed is based on interim data from our ICE3 trial and is in accordance with discussions we have had with the FDA, which granted ProSense Breakthrough Device Designation on March 31, 2021, enabling closer communications regarding its regulatory filing.

On November 1, 2022, the CMS assigned payment to our ProSense breast cancer cryoablation procedures. The procedures were assigned as CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $3,400 for the facility fee alone. Additional coverage, including payment for the physician, is expected upon establishment of the permanent CPT Category I code, which is conditioned on several factors including our receipt of FDA marketing authorization of ProSense for breast cancer.

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

China

In China, the IceSense3 console has National Medical Products Administration, or NMPA (formerly the China Food and Drug Administration, or CFDA) approval. We have received an additional five-year renewal up to June 3, 2026. On October 12, 2021, we announced the advancement of our regulatory strategy in China with the submission of an amendment to the registration certificate for the IceSense3 system, which was granted by the NMPA. On March 28, 2023, we announced that the NMPA approved our IceSense3 disposable cryoprobes for commercial use, to be used in combination with our IceSense3 system console. This approval will allow us to sell our disposable IceSense3 cryoprobes for commercial procedures. We expect to launch our commercial sales program for the IceSense3 system in China in the second half of 2023.

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

Commercialization

We began selling our IceSense3 and disposable probes in small quantities, for cryoablation of fibroadenoma in the United States in 2011. As of 2012, we began selling all of our products (IceSense3, ProSense and disposables) in the United States and other countries, with sales generated primarily by our sponsored ICE3 trial and independent clinical trials not sponsored by us. Following limited commercialization efforts that took place during our research and development phase, in 2018 and 2019, we started to increase our commercial efforts to sell our products to distributors and end users in the United States, Europe and Asia. During the year ended December 31, 2022, we continued our commercialization efforts, although they were impacted by COVID-19. Although the COVID-19 pandemic may continue to impact our customers’ inclination to increase capital expenditures, we intend to continue to commercialize our products during 2023 and beyond.

As part of our strategy of raising awareness for our products and proprietary technologies within the medical community, although no formal agreement exists, in light of the ASBrS’ importance in our industry, we are operating in the United States with them as the leading organization and also with other organizations, such as the SIR, SIO and others that sets guidelines for breast cancer treatment. We are also continually seeking to collaborate with key opinion leaders in additional territories such as China, Italy, France, Spain, India, Thailand, Hong Kong, Japan and Germany in order to create awareness and collect clinical evidence for our technology in such territories.

In addition, in the United States, we are working with leading breast surgeons and breast interventional radiologists in order to initiate collaborations in the field of freezing malignant breast tumors. At the Radiological Society of North America, or RSNA, conference held in 2018, our freezing technology was declared one of 15 groundbreaking solutions in this field. In 2021 and 2022, our technology was also presented at the RSNA conference. Specifically, in 2021, interim data from the ICE3 clinical trial was presented and selected to be featured in a daily bulletin by RSNA. At the 2022 conference, the ProSense was featured in a poster presentation titled “To Freeze Or Not To Freeze? That Is The Question: Cryoablation For The Treatment Of Breast Cancer” by Kenneth Tomkovich, MD, Co-Primary investigator for IceCure’s ICE3 clinical trial, and Diagnostic and Interventional Radiologist with Princeton Radiology, CentraState Medical Center, and Penn Princeton Medical Center in Princeton, New Jersey. In the United States, unlike in other territories, as described below, we are entering a consolidated market and, in addition to our existing growth strategy, we will need to refine our marketing approach in order to generate significant revenue.

We currently have distribution agreements in Japan, Thailand, Mainland China, Italy, France, Spain, Australia, Hong Kong, Taiwan, Poland, Turkey, India, Brazil and other countries. We are reviewing new opportunities for collaboration with distributors in Germany as well. We believe that the following are our material distribution agreements.

Terumo Japan

In August 2019, we entered into an exclusive distribution agreement, or the Terumo Japan Agreement, for licensing, registration, import, marketing, sale, promotion and distribution of our ProSense system and its disposable products with breast tumors, with a leading global medical company, Terumo Corporation, or Terumo, in Japan and Singapore; provided, however, that with respect to the exclusivity clause, (i) we shall continue to have the ability to sell our system and disposables in Japan until Terumo obtains regulatory permit for marketing and distribution of our ProSense system and (ii) notwithstanding the foregoing, the exclusivity condition shall continue in force only for so long as Terumo purchases a minimum agreed upon number of products during the term of the Terumo Japan Agreement. We believe that the Terumo Japan Agreement will accelerate the commercialization of our ProSense system and associated disposables to treat malignant breast tumors in Japan and Singapore. The Terumo Japan Agreement requires Terumo to obtain necessary regulatory permits for marketing and distribution in Japan and obtaining reimbursement approvals. In Singapore, we have received the applicable regulatory approvals for our products; however, in February 2023, Termuo notified us that they are stopping their distribution activities in Singapore with effect from March 31, 2023.

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

The minimal aggregate consideration that Terumo owes us under the Terumo Japan Agreement is approximately $13.2 million, of which, as of the date of this annual report on Form 20-F, we have received $4 million as proceeds for distribution rights, knowledge sharing, the first purchase order, and another $181 thousand for sale of products. Our revenues pursuant to the Terumo Japan Agreement amounted to $348 thousand in 2019, $1,721 thousand in 2020, $1,109 thousand in 2021 and $547 thousand in 2022.

Terumo Thailand

In December 2020, we entered into an exclusive distribution agreement with Terumo Thailand (an affiliate of Terumo), or the Terumo Thailand Agreement, for licensing, registration, import, marketing, sale, promotion and distribution of ProSense system and its disposables, in Thailand. The exclusivity condition shall continue in force only for so long as Terumo Thailand purchases a minimum agreed upon number of products during the term of the agreement. The distribution agreement is intended to accelerate the commercialization of our ProSense system and associated disposables to treat malignant and benign tumors in the breast, kidney, lung and other applications in Thailand. The agreement requires Terumo Thailand to obtain necessary regulatory permit for marketing and distribution in Thailand.

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

To date, we have received up-front payments in a total aggregate amount of $450,000 under the Terumo Thailand Agreement. The minimal aggregate consideration that Terumo Thailand owes us under the agreement is approximately $7.2 million, of which $450,000 is to be paid in three equal installments of $150,000 for the sole distribution rights, transferring the regulatory approval from our regulatory agent to Terumo Thailand and knowledge sharing and $329,000 for the first purchase order. In 2021 we received $498,000 in furtherance of the first purchase order. In addition, in 2022, we received $29,800.

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

In addition to our distribution agreements and other aspects of our product revenues and growth strategies, as described below, commercialization of our products is also highly dependent on the receipt of Current Procedural Terminology, or CPT, characterization in the United States. On July 2, 2019, our application for a CPT category III codes (0581T) describing the use of cryoablation for treating cancerous breast tumors was approved by the American Medical Association. On November 1, 2022, the CMS assigned payment to our ProSense breast cancer cryoablation procedures. The procedures were assigned as CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $3,400 for the facility fee alone. Additional coverage, including payment for the physician, is expected upon establishment of the permanent CPT Category I code, which is conditioned on several factors including our receipt of FDA marketing authorization of ProSense for breast cancer. We intend to pursue additional CPT category codes for breast cancer cryoablation, which is required in order to make procedures with our products eligible for reimbursement from insurance companies in the United States. Even if we are successful in obtaining approval for our products for entry into additional CPT category codes, these changes generally take over 12 months to go into effect, usually at the start of a new calendar year.

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

Mainland China

On June 12, 2022, we signed an exclusive distribution agreement for the  IceSense3 and disposable probes with Shanghai Medtronic Zhikang and Beijing Turing. Pursuant to the agreement, Shanghai Medtronic Zhikang will be the exclusive distributor of the IceSense3 and its disposable probes in mainland China for an initial period of three years, with minimum purchase targets of $3.5 million for this period. Additionally, in mainland China, Shanghai Medtronic Zhikang will not directly or indirectly invest or deal in, market, sell, promote or provide services to any product that competes with the IceSense3, during the term of the distribution agreement and for a period of six (6) months thereafter. These limitations on Shanghai Medtronic Zhikang are limited to cryoablation and have no impact on existing or self-developed ablation treatments of Medtronic or any affiliate entity of Medtronic and/or on any country outside China. While Shanghai Medtronic Zhikang conducts all marketing, sales, and certain professional training, Beijing Turing will be responsible for the import, installation, and after-sales service of IceSense3 systems in mainland China.

The agreement has an initial term of 36 months, with a minimum purchase target of $3.5 million (the “Minimum Purchase Target”) within this term. Pursuant to the distribution agreement, we will sell the products to Beijing Turing, which will import the products from Israel to mainland China, and resell them to Shanghai Medtronic Zhikang. Shanghai Medtronic Zhikang will be responsible for, among other matters: (i) marketing and promoting the products within mainland China; and (ii) holding professional medical education events for the products within mainland China. Beijing Turing will be responsible for warehousing, logistics, warranty services, training, and other support and after sale services.

Under the terms of the distribution agreement, if Shanghai Medtronic Zhikang meets the accumulated three-year Minimum Purchase Target, it will then have the right to extend the term of the distribution agreement for three consecutive years subject to an agreement on a new Minimum Purchase Target. The Distribution Agreement may be terminated in certain circumstances, including in the event of default, material breach or insolvency.

Furthermore, under the distribution agreement’s terms, we will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the products issued by mainland China’s NMPA, its local branches or any other government authorities. We have already obtained regulatory approvals for the IceSense3 system consoles and for the disposable IceSense3 Cryoprobes for commercial procedures. If we fail to maintain such regulatory approvals, Shanghai Medtronic Zhikang has the right to terminate the distribution agreement.

Intellectual Property

Our intellectual property portfolio consists of 30 issued patents (17 in the United States, 7 in Europe, 5 in China and 1 in Hong Kong), as further detailed in the table below. In addition to our issued patents, we also have one patent application (application No. 16/785,686), which we filed with the U.S. PTO in February 2020 for a cryogenic pump, a utility patent, with claims drawn to a machine and to process, which has an expected expiration date of February 10, 2040.

Patent No.	Application No.	Title	Type of Patent Application	Type of Patent Protection	Expiration Date	Country	PCT No.
7967815	12/731,219	Cryosurgical Instrument with Enhanced Heat Transfer	Utility patent	Machine	03/25/2030	US	PCT/US2011/025663
102378600	201180000141.8		Utility patent	Machine	02/22/2031	China
EP2549941	2549941		Utility patent	Machine	02/22/2031	Great Britain
	2549941		Utility patent	Machine	02/22/2031	France
	602011054052.1		Utility patent	Machine	02/22/2031	Germany
	502019000004651		Utility patent	Machine	02/22/2031	Italy

7967814	12/700,761	Cryoprobe with Vibrating Mechanism	Utility patent	Machine	02/05/2029	US	N/A

8162812	12/722,845	Combined Cryotherapy and Brachytherapy Device and Method	Utility patent	Machine and Process	03/12/2029	US	N/A

7938822	12/778,172	Heating and Cooling of Cryosurgical Instrument Using a Single Cryogen	Utility patent	Machine	05/12/2030	US	PCT/US2011/031722
103079487	201180022782.3		Utility patent	Machine	04/08/2031	China
EP2533716	2533716		Utility patent	Machine	04/08/2031	Great Britain
	2533716		Utility patent	Machine	04/08/2031	France
	602011018919.0		Utility patent	Machine	04/08/2031	Germany
	502015000073978		Utility patent	Machine	04/08/2031	Italy

8080005	12/846,047	Closed Loop Cryosurgical Pressure and Flow Regulated System	Utility patent	Machine	06/10/2030	US	N/A

103096824	201180043677.8	Cryosurgical Instrument for Treating Large Volume of Tissue	Utility patent	Machine	09/01/2031	China	PCT/US2011/050214
EP2593028	2593028		Utility patent	Machine	09/01/2031	Great Britain
	2593028		Utility patent	Machine	09/01/2031	France
	602011040633.7		Utility patent	Machine	09/01/2031	Germany
	502017000124372		Utility patent	Machine	09/01/2031	Italy

8591505	13/339,506	Cryosurgical Instrument with Redirected Flow	Utility patent	Machine	05/19/2031	US	PCT/US2011/067858
103402449	201180068737.1		Utility patent	Machine	12/29/2031	China
EP2683315	2683315		Utility patent	Machine	12/29/2031	Great Britain
	2683315		Utility patent	Machine	12/29/2031	France
	602011031296.0		Utility patent	Machine	12/29/2031	Germany
	502016000113273		Utility patent	Machine	12/29/2031	Italy

7137978	10/637,904	Cryosurgical Instrument and its Accessory System	Utility patent	Machine	12/02/2023	US	N/A

7481806	11/531,058	Cryosurgical Instrument and its Accessory System	Utility patent	Machine	08/11/2023	US	N/A

7731711	12/336,866	Cryosurgical Instrument and its Accessory System	Utility patent	Process	08/11/2023	US	N/A

7425211	11/462,244	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

7803154	11/832,778	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

8709005	13/232,203	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	12/10/2031	US	PCT/US2011/051529
103442657	201180069176.7		Utility patent	Machine	09/14/2031	China
1190057	14103188.0		Utility patent	Machine	09/14/2031	Hong Kong
EP2696785	2696785		Utility patent	Machine	09/14/2031	Great Britain
	2696785		Utility patent	Machine	09/14/2031	France
	602011031962.0		Utility patent	Machine	09/14/2031	Germany
	502016000122670		Utility patent	Machine	09/14/2031	Italy
9050075	14/133980		Utility patent	Machine	05/11/2031	US

8906004	14/204,175	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	05/11/2031	US	N/A

9808302	15/125,258	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine and Process	05/11/2031	US	PCT/US2014/064292

9039689	14/547,483	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine	01/28/2026	US	N/A
Patent Number to be Assigned	16-785,686	Cryogen Pump	Utility patent	Machine and process	02/10/2040	US	N/A
7219498	2021-12530	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Japan	N/A
EP3868320	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Europe	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	France	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Germany	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Italy	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Spain	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Switzerland	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	The Netherlands	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Turkey	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	UK	N/A

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

Registration No.	Application No.	Expiration Date	Country	Mark	Renewal Due Date
4063706	77/615,741	N/A	US	ICECURE®	11/29/2030 (20 year)
4146269	85/430,438	N/A	US	ICECURE LOGO	05/22/2031 (20 year)
017884253	04/04/2018	N/A	Europe	ICECURE LOGO	04/04/2027 (10 year)
5251758	86/790,477	N/A	US	PROSENSE®	07/25/2023 (5 year)
017884265	17884265	N/A	Europe	PROSENSE®	04/04/2028 (10 year)
27566828	27566828	N/A	China	PROSENSE	02/06/2029 (10 year)
27566823	27566823	N/A	China	PROSENSE (CHINESE)	11/13/2027 (10 year)
010241305	010241305	N/A	Europe	ICECURE	09/05/2031 (10 year)
010241297	010241297	N/A	Europe	ICESENSE3	09/05/2031 (10 year)
010241263	010241263	N/A	Europe	ICESENSE	09/05/2031 (10 year)
018042365	018042365	N/A	Europe	ICECURE (NEW LOGO)	03/28/2029 (10 year)
6301784	2019-125291	N/A	Japan	PROSENSE	10/08/2030 (10 year)
6301783	2019-125290	N/A	Japan	ICECURE (ENGLISH)	10/08/2030 (10 year)
6301782	2019-125289	N/A	Japan	ICECURE (Logo)	10/08/2030 (10 year)

Production and Manufacturing

The majority of the manufacturing of the ProSense console’s components is outsourced, and we complete the final assembly in our facility in Israel. The majority of the manufacturing of our disposables, including sterilization and packing is outsourced. We conduct the final inspections at our facility.

The various components of our ProSense and probes are purchased and manufactured by several vendors and subcontractors. We are engaged with approximately 90 suppliers of components for our ProSense system and its disposables. The primary suppliers for our ProSense system and disposables are Resonetics Israel LTD, J.H. Avidan LTD and Concept Group LLC.

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

●	Pain: Because of the freezing effect on tissue, our procedure is less painful than heat ablation.

●	Anesthesia: Due to the lower amount of pain that is generally caused by procedures from cryoablation, patients generally require less anesthesia.

●	Accuracy: Image guided visualization of the cryoablation ice ball is clearer than heat ablation as the freezing does not cause evaporation, thereby allowing the cryoablation to be more accurate than thermal heat ablation. It is also safer as the boundaries of the treated area are clear under imaging with less risk of affecting healthy tissue during the ablation time.

We believe that our direct competitors for cryoablation of malignant breast tumors are Sanarus Medical, Inc., part of Hologic Inc., Galil Medical Ltd., part of Boston Scientific Corporation, and EndoCare, Inc., part of Siemens Healthineers. Sanarus Medical, Inc. also uses LN2-based technology.

For tumors in other organs, other alternatives to surgical removal or cryoablation are available, such as thermal ablation, (including, radio frequency ablation, microwave ablation and high intensity focused ultrasound). Our primary direct competitors also include other cryoablation companies, such as Galil Medical Ltd., part of Boston Scientific Corporation, EndoCare, Inc., part of Siemens Healthineers AG, and Hygea Medical Technology Co. Ltd. for interventional radiology. Hygea Medical Technology Co. Ltd. is a company that also uses LN2-based technology. Unlike these competitors who have a multi probe system in the market, we are still developing our MultiSense system. Despite this, we believe that our LN2-based cryoablation technology is superior over our competitors, including Galil Medical and EndoCare, for a variety of reasons, including the following:

●	our cryoablation LN2 technology allows deeper freezing temperature, up to -160° Celsius, which results in a faster and more efficient destruction of the tumor cells;

●	our LN2 technology allow us to achieve lower temperatures faster, thereby resulting in a shorter procedure;

●	our effective ablating zone for one probe is greater than that of technologies utilizing argon-based technology probes (we are able to use one probe for a three-centimeter tumor while argon-based technologies need more than one probe to create the same killing zone);

●	Using one probe in our technology is more cost effective, less complicated, faster and easier to use for most physicians;

●	the price of argon gas is significantly higher and less available in some territories than LN2 which makes our procedures more cost effective; and

●	argon gas is stored in a 4,800 PSI gas balloons, which potentially creates a risk of explosion whereas our LN2 is stored in low pressure containers which presents less risk. The European authorities have a new directive forbidding the patient from being in the same room with Argon gas balloons for safety reasons. Argon gas supply in large balloons (70 L) requires between 2-3 balloon for an average procedure, which makes it comprehensive to handle and store. LN2 supply by small 2 L Dewars and are easy to handle and allow office-based procedures.

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

On November 15, 2021, the CMS announced the repeal of a proposed rule that would have provided a new Medicare coverage pathway in efforts to bring new and innovative technologies to beneficiaries sooner, start the process of accelerating the coverage of new, innovative breakthrough devices to Medicare beneficiaries and provide a four-year provisional reimbursement coverage period. We are working to understand current Medicare requirements and polices for coverage, coding and payment of breakthrough devices and how our ProSense system will be treated as a result of this rule repeal. CMS has stated that they are considering other coverage pathways for breakthrough devices, however no timeline for such other pathways has been announced. We expect that we will still be required to apply for CPT1 codes under regular approval procedures in order to receive reimbursement.

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

International Regulation

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. In order to market our products in other countries, we must obtain regulatory approvals and comply with extensive safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ. The European Union/European Economic Area, or the EU/EEA, requires a CE conformity mark in order to market medical devices. Many other countries, such as Australia, India, New Zealand, Pakistan and Sri Lanka, accept CE or FDA clearance or approval, although others, such as Brazil, Canada, China and Japan require separate regulatory filings.

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

The Medical Device Regulation was meant to become applicable three years after publication (in May 2020). However, on April 23, 2020, to allow EEA national authorities, notified bodies, manufacturers and other actors to focus fully on urgent priorities related to the COVID-19 pandemic, the European Council and Parliament adopted Regulation 2020/561, postponing the date of application of the Medical Device Regulation by one year (to May 2021). The new regulations, which became effective on May 26, 2021, do the following, among others:

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

Third-Party Payors Coverage and Reimbursement

Procedures using our products to treat breast cancer are not reimbursed currently by private or governmental third-party payors in the United States. On November 1, 2022, the CMS assigned our ProSense breast cancer cryoablation procedures with CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $3,400 for the facility fee alone. Additional coverage, including payment for the physician, is expected upon establishment of the permanent CPT Category I code, which is conditioned on several factors, including our receipt of FDA marketing authorization of ProSense for breast cancer.

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

We continue to evaluate the effect that the Affordable Care Act has on our business. Other legislative changes have been proposed and adopted in the United States since the Affordable Care Act was enacted. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, due to subsequent legislative amendments, will remain in effect through 2030 unless additional Congressional action is taken. However, the CARES Act, which was signed into law in March 2020 and is designed to provide financial support and resources to individuals and businesses affected by the COVID-19 pandemic, suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2020, and extended the sequester by one year, through 2031. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 26, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. In addition, on August 16, 2022, President Biden signed the IRA into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in Affordable Care Act marketplaces through plan year 2025. The IRA also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. Affordable Care Act Additional legislative and regulatory changes and judicial challenges to the Affordable Care Act, its implementing regulations and guidance and its policies, remain possible.

It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and the healthcare reform measures of the Biden administration will impact the Affordable Care Act. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The Affordable Care Act, as well as other federal, state and foreign healthcare reform measures that have been and may be adopted in the future, could harm our future revenues. Further, it is also possible that additional governmental action is taken in response to the COVID-19 pandemic.

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

Our research and development efforts were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA. As of December 31, 2022, we have received the aggregate amount of approximately $2.6 million (including accumulated interest) from the IIA for the development of our products. With respect to such grants, we are committed to pay certain royalties up to the total grant amount, including accumulated interest. As of December 31, 2022, we paid approximately $499 thousand. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. This may restrict our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how. Further, should we move our production outside of Israel, we may be subject to repayment of 120% or more of the grants.

The royalty rate we have undertaken to pay the IIA is 3.5%, and in any event up to the level of the grant, including accumulated interest, being linked to the exchange rate of the U.S. dollar and bearing Libor interest. Starting from the second half of 2017, new directives were introduced, according to which small companies (up to an annual turnover of $70 million) are to pay royalties of 3%.

The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of December 31, 2022 was approximately $2.1 million, net, after deducting the sums we paid as royalties to the IIA.

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

IceCure (Shanghai) MedTech Co., Ltd., a subsidiary fully owned by IceCure Medical HK Limited, started its operations on January 1, 2021, and is engaged in obtaining regulatory approvals, business development, and marketing activities in China.

D.	Property, Plant and Equipment.

Our headquarters are located at 7 Ha’Eshel St., Caesarea, 3079504, Israel, where we currently occupy approximately 819 square meters (approximately 8,815 square feet). We lease our facilities and our lease ends on July 2023, extendable to July 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3.D. Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2021 compared to the year ended December 31, 2020 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 1, 2022.

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

Components of Operating Results

Revenues

Our revenues primarily consist of (i) selling our ProSense system and its disposables and related services; and (ii) revenues from granting the exclusive distribution rights to our products in Japan, and Thailand to Terumo Corporation, which also include providing technical, regulatory and clinical materials and support in obtaining regulatory approvals in Japan.

Cost of Revenues

Our cost of revenues consists primarily of salaries and related personnel expenses, materials for production of our products, subcontractors’ expenses and other related production expenses.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, is affected by a variety of factors which influence our revenues and the cost of goods sold. Revenues are affected mostly by the different selling prices depending on sales channels, territories and the mix of products and currency fluctuation, mainly the U.S. Dollar against the EURO and revenue recognition from granting the exclusive distribution rights in Japan, and Thailand. The cost of revenues is affected mostly by the changes in cost of materials and import costs, subcontractors’ costs, cost of personal, and currency fluctuation, mainly the U.S. Dollar against the NIS. Our gross margin is also affected by production volumes and production efficiency.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, professional services fees for accounting, legal, directors’ fees, facilities, and associate costs, insurance and other general and administrative expenses. We expect our general and administrative expenses to increase as a result of the expansion of our business.

Financial expense and income

Financial expenses and income consist primarily of exchange rate differences on cash and cash equivalents, deposits and other assets and liabilities which are denominated in NIS and Euros, and interest income from deposits.

Comparison of the Years Ended December 31, 2022 and 2021

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Revenues	$3,085	$4,138
Cost of revenues	1,640	1,943
Gross profit	$1,445	$2,195
Research and development expenses	9,123	5,877
Marketing and sales expenses	3,204	1,917
General and administrative expenses	5,857	4,125
Operating loss	$16,739	$9,724
Financial expenses, net	239	171
Net loss and comprehensive loss	$16,978	$9,895
Basic and diluted net loss per share	$0.46	$0.35

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Systems	$1,002	$1,560
Disposables	1,336	1,208
Exclusive distribution agreements	747	1,370
Total	$3,085	$4,138

Our revenues for the year ended December 31, 2022 decreased by $1,053 thousand, or 25% to $3,085 thousand, compared to $4,138 thousand for the year ended December 31, 2021. Sales of systems for the year ended December 31, 2022 were $1,002 thousand, compared to $1,560 thousand for the year ended December 31, 2021, a decrease of $558 thousand, or 36%. Revenue recognition from our exclusive distribution agreements in Japan and Thailand for the year ended December 31,2022 decreased to $747 thousand compared to $1,370 thousand for the year ended December 31, 2021, a decrease of $623, or 46%. The decrease in sales of systems and in revenue from our exclusive distribution agreements was partially offset by increase of 11% in sales of disposables, from $1,208 thousand for the year ended December 31, 2021 to $1,336 thousand for the year ended December 31, 2022.

The following table summarizes our revenues by geographic region for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Japan	$1,130	$1,380
United States	604	471
Israel	30	108
Thailand	30	964
Other	1,291	1,215
Total	$3,085	$4,138

Our revenue in Japan included revenue recognition from the exclusive distribution rights and revenue from the sale of products amounted to $1,130 thousand for the year ended December 31, 2022, compared to $1,380 thousand for the year ended December 31, 2021, a decrease of approximately $250 thousand, or 18%. Of the decrease, $173 thousand was in revenue recognition with respect to our agreement with Terumo. Our revenue in Thailand, which amounted to $30 thousand for the year ended December 31, 2022, compared to $964 thousand for the year ended December 31, 2021, decreased by approximately 97%, consisting of $450 thousand from a decrease in revenue recognition from our exclusive distribution rights agreement with Terumo and $484 thousand from a decrease in sales of products, which in 2021, consisted of the initial purchase order under the Terumo Thailand Agreement. Our sales in Israel and other territories, including Europe, amounted to $1,321 thousand for the year ended December 31, 2022, similar to $1,323 thousand for the year ended December 31, 2021. The decrease in 2022 revenue in Japan, Israel and Thailand was partially offset by an increase of 28% in sales in the United States, which amounted to $604 thousand for the year ended December 31, 2022, compared to $471 thousand for the year ended December 31, 2021.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related benefits (including Share-based compensation)	$896	$796
Raw materials, subcontractors, and auxiliary materials (including changes in inventories)	298	828
Shipping	48	50
Royalties to IIA	93	123
Depreciation	111	33
Others	194	113
Total	$1,640	$1,943
Gross profit	$1,445	$2,195
Gross margin %	47%	53%

Our cost of revenues for the year ended December 31, 2022 decreased by 16% to $1,640 thousand, compared to $1,943 thousand for the year ended December 31, 2021, whereas our gross profit for the year ended December 31, 2022 decreased by $750 thousand, or 34%, to $1,445 thousand, compared to $2,195 thousand in the year ended December 31, 2021. The decrease in our cost of revenues in 2022 was primarily attributable to the decrease in sales of systems. The decrease in gross profit and gross margin was primarily attributable to the decrease of $623 thousand in revenue recognition from our exclusive distribution agreements in Japan and Thailand, which was partially offset by the increase in sales of disposables, which generates a higher gross margin than systems. The gross margin from sales of products for both years was 30%.

Research and development expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related benefits (including share-based compensation)	$5,969	$3,748
Raw materials, subcontracted work and consulting	1,742	1,440
Clinical trials	495	200
Others	917	489
Total	$9,123	$5,877

Research and development, or R&D, expenses increased by 55% to $9,123 thousand, compared to $5,877 thousand in 2021. The increase is primarily due to increase in employee related costs, including non-cash share-based compensation, mostly attributed to increase in the number of employees, raw materials, subcontractors and consultants. This increase in R&D expenses also reflects our strategy regarding focusing on the development of our next generation MultiSense and single probe systems, regulatory and clinical activities, mostly for acquiring FDA clearance for early-stage breast cancer in high risk for surgery patients, NMPA approval for our disposables in China and other regulatory and clinical activities.

Sales and marketing expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related benefits (including Share-based compensation)	$1,599	$1,036
Consultants and professional services	431	215
Travel	274	126
Advertising and promotion expenses	74	60
Sales Commissions	13	60
Conferences	301	93
Others	512	327
Total	$3,204	$1,917

Selling and marketing expenses for the year ended December 31, 2022 increased by 67% to $3,204 compared to $1,917 thousand in 2021. The increase of selling and marketing expenses in 2022 compared to 2021, reflects our strategy regarding the expansion of our marketing activities. The increase during the year 2022 compared to the year 2021 consists primarily of an increase in the number of sales and marketing employees, including non-cash share based compensation, expanding marketing activities, such as participation in conferences, conventions and webinars increase in travel expenses and increase in other marketing activities.

General and administrative expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2022	2021
Payroll and related benefits (including Share-based compensation)	$2,262	$1,403
Professional services	3,369	2,440
Others	226	282
Total	$5,857	$4,125

General and administrative expenses for the year ended December 31, 2022 increased by 42% to $5,857 thousand, compared to $4,125 thousand for the year ended December 31, 2021. This increase is primarily attributed to an increase in employee related costs, which in the year ended December 31, 2022 was $2,262 thousand, compared to $1,403 thousand in the year ended December 31, 2021, including an increase of $561 thousand in non-cash share-based compensation. In addition, professional services, which included legal, audit, investor relations and other expenses relating the listing of our Ordinary Shares on Nasdaq, was $3,369 thousand in the year ended December 31, 2022, compared to $2,440 thousand in the year ended December 31, 2021.

Operating loss

Based on the foregoing, our operating loss increased from $9,724 thousand for the year ended December 31, 2021 to $16,739 thousand for the year ended December 31, 2022.

Financial expenses (income), net

Financial expenses, net for the year ended December 31, 2022 were $239, compared to financial expenses of $171 thousand for the year ended December 31, 2021. The increase in our financial expenses net is primarily attributed to the effect of the NIS weakening against the U.S. dollar on our net NIS denominated assets, including cash and cash equivalents, deposits and other net liquid liabilities.

Net loss

Net loss for the year ended December 31, 2022 increased by 72% to $16,978, compared to $9,895 thousand for the year ended December 31, 2021. This increase was primarily attributable to: (i) the decrease in revenues, (ii) the increase in operation expenses, and (iii) the increase in net financial expenses, as described above.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2022, we have funded our operations principally from public offerings of our Ordinary Shares on the TASE and Nasdaq Capital Market, from the private issuance of Ordinary Shares, options, convertible securities, loans, revenues from sale of products and grants received from the IIA. As of December 31, 2022, we had $23.7 million in cash and cash equivalents.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as to our suppliers and subcontractors for components and services provided for our products and research and development, general operating expenses for travel, marketing, facilities and overhead costs, general and administrative and capital expenditures.

The table below presents our cash flows for the periods indicated.

	For the Year Ended December 31,
USD in thousands	2022	2021	2020
Net cash used in operating activities	(14,292)	(12,605)	(3,690)
Net cash provided by (used in) investing activities	(891)	3,792	(4,670)
Net cash provided by financing activities	13,577	30,889	5,858
Net increase (decrease) in cash and cash equivalents	(1,606)	22,076	(2,502)

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

Net cash used in operating activities for the year ended December 31, 2022 increased by $1,687 thousand to $14,292 thousand, compared to $12,605 thousand for year ended December 31, 2021, which reflects an increase in 2022 cash operational activities compared to 2021. The $14,292 thousand net cash used in operating activities for the year ended December 31, 2022 represents a net loss of $16,978 thousand, which was decreased by non-cash expenses of $2,472 thousand and by net changes in operating assets and liabilities of $214 thousand.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2022, was $891 thousand compared to net cash of $3,792 thousand provided in the year ended December 31, 2021. Net cash used in investing activities for year ended December 31, 2022 is attributable to the purchase of $891 thousand in property and equipment. The net cash provided by investing activities for year ended December 31, 2021 is attributed to realization of deposits of $4,621 thousand, which was partially offset by investment of restricted deposits of $296 thousand and purchase of property and equipment consisting of to $533 thousand.

Financing Activities

Net cash provided by financing activities decreased by $17,312 to $13,577 thousand for the year ended December 31, 2022, compared to $30,889 thousand for the year ended December 31, 2021. This decrease was mainly due to a decrease in cash received from the issuance of Ordinary Shares from our December 2022 public offering, compared to the amount received from the issuance of Ordinary Shares under the January 2021 SPA and our December 2021 public offering, consisting of $30,552 thousand in the aggregate.

Financial Arrangements

As of December 31, 2022, our credit arrangements include grants from the IIA.

We have financed our operations primarily through proceeds from the sale of our Ordinary Shares on the Nasdaq Capital Market, public offerings on TASE, and the private sale of equity securities and convertible debt.

Since 2020, we have funded our operations mainly through a number of public, private and rights offerings, raising an aggregate amount of net proceeds of $48.8 million.

On August 12, 2020, we received an unsecured loan under the United States Small Business Administration, or the SBA, PPP pursuant to the Coronavirus Aid, Relief, and Economic Security Act in the amount of $24,898. The five year SBA-administered PPP loan has an interest rate of 1.0% per annum. According to the terms of the loan, as long as a borrower submits its loan forgiveness application within 10 months of the completion of the covered period of such loan, the borrower is not required to make any payments until the forgiveness amount is remitted to the lender by SBA. If the loan is fully forgiven, the borrower is not responsible for any payments. If only a portion of the loan is forgiven, or if the forgiveness application is denied, any remaining balance due on the loan must be repaid by the borrower on or before the maturity date of the loan. Interest accrues during the time between the disbursement of the loan and SBA remittance of the forgiveness amount. In May 2021, the loan was forgiven.

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

On December 13, 2021, we raised gross proceeds of $17.0 million through a public offering of 3,892,152 Ordinary Shares, inclusive of 578,325 shares offered pursuant to the underwriters’ over-allotment option, at a public offering price of $3.45 per share before underwriting discounts and commissions, and to certain investors in lieu of ordinary shares, pre-funded warrants to purchase up to an aggregate of 1,034,000 ordinary shares at a price to the public of $3.449 per pre-funded warrant, which represents the per share public offering price for the ordinary shares less the $0.001 per share exercise price for each such pre-funded warrant. After deducting closing costs, underwriting discounts, commissions and fees, our net proceeds from this offering were $16.0 million.

On December 23, 2022, we announced the closing of a “best efforts” public offering of 8,787,880 Ordinary Shares at a public offering price of $1.65 per share. After deducting placement agent fees, commissions and other offering expenses, our net proceeds from this offering were $13.6 million. Several of our long-term institutional shareholders, including Epoch, participated in the transaction on the same terms as other investors.

In addition, since our inception, we received an aggregate of $2.6 million (including accumulated interest) from the IIA.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and convertible securities, sales of our products and grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2006. Since 2012, we have generated revenues from the sale of our products and revenues from granting the exclusive distribution rights to our products in Japan, Singapore and Thailand to Terumo Corporation, which also include providing technical, regulatory and clinical materials and support in obtaining regulatory approvals. However, in February 2023, Terumo notified us that they are stopping their distribution activities in Singapore with effect from March 31, 2023.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operation in the near future. We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the development of our MultiSense system, and continue our commercialization efforts. Furthermore, we expect to incur additional costs associated with operating as a public company listed on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

As of December 31, 2022, our cash and cash equivalents were $23,659 thousand, and we had working capital of $23,794 thousand and an accumulated deficit of $75,409 thousand. We expect that our existing cash and cash equivalents will be sufficient for at least the next 12 months of operation; however, we expect that we will require substantial additional capital to continue the development of, and to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2022 to the year ended December 31, 2021— Research and Development Expenses, net.”

D	Trend Information

Current geopolitical tensions resulting from the Russia-Ukraine war has impacted companies in Israel and around the world. Further, the global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. Higher rates of inflation in the United States, Israel and globally have impacted, and may continue to impact our costs of labor and the prices at which we are able to acquire goods and services from third-party vendors on which we rely. In many instances, we have had to increase the prices at which we sell our products and services to offset these higher costs, either partially or at all. The outcome of these events remains highly uncertain and we cannot predict the duration and severity. Further, we cannot predict impacts, trends and uncertainties involving the global economy’s and the war’s effects on economic activity, our supply chain, our third-party partners and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– We face business disruption and related risks resulting from the COVID-19 pandemic, which has had a material adverse effect on our business and results of operations” and “Item 3.D. – Risk Factors–We may be exposed to geopolitical risks related to the geopolitical and military tensions between Russia and Ukraine in Europe.”

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

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2022, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

Revenue recognition

Revenue is measured as the amount of consideration we expect to be entitled to, in exchange for transferring products or providing services to our customers and is recognized when or as performance obligations under the terms of contracts with our customers are satisfied. ASC 606 prescribes a five-step model for recognizing revenue from contracts with customers: (i) identify contract(s) with the customer; (ii) identify the separate performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the separate performance obligations in the contract; and (v) recognize revenue when (or as) each performance obligation is satisfied.

At contract inception, once the contract is determined to be within the scope of ASC 606, we assess whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. We then allocate the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Ron Mayron	59	Chairman of the Board of Directors

Eyal Shamir	62	Chief Executive Officer, Director

Ronen Tsimerman	53	Chief Financial Officer, Chief Operation Officer

Shay Levav	46	Vice President, Regulatory, Quality Assurance and Clinical Applications

Tlalit Bussi Tel-Tzure	51	Vice President, Business Development and Global Marketing

Galit Malik	50	Vice President, Operations and Service

Naum Muchnik	46	Vice President, Research, Development and Engineering

Merav Nir Dotan	54	Vice President, Human Resources

Doron Birger (1)(2)(4)(5)	71	Director

Vincent Chun Hung Chan(5)	59	Director

Yang Huang	44	Director

Sharon Levita (1)(2)(3)(4)(5)	54	Director

Oded Tamir (1)(2)(3)(4)(5)	67	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee and Financial Statement Examination Committee
(3)	External Director (as defined under Israeli law)
(4)	Independent Director (as defined under Israeli law)
(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Ron Mayron, Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our board of directors since December 2017. Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. since July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD since October 2019 to March 2022 and as a member of the board of directors of BioLight Life Sciences Investments Ltd. (TASE: BOLT) since August 2015, G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) since December 2020 and Entera Bio Ltd. (NASDAQ: ENTX) since December 2020 and DNA Biomedical Solutions (TASE: DNA) since March 2021, Ir-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) since August 2021. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as chairman of the board of directors of Wize Pharma Inc. (OTC: WIZP) from April 2015 to October 2018, Ocon Medical Ltd from January 2015 to November 2016, and as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president–Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

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

Galit Malik, Vice President, Operations

Ms. Galit Malik has served as our Vice President, Operations and Service since December 2022.  Prior to that she has served as our Director of Operations and Service from February 2019 to December 2022. Before joining the Company, Ms. Galit Malik served as the Corporate Director of Supply Chain of Mazor Robotics (acquired by Medtronic) from March 2017 to October 2018 and as its Corporate Purchasing and Logistics manager from January 2008 to March 2017. She has also served as its Office Manager, Buyer, and logistics specialist from May 2003 to January 2008. Ms. Malik received her bachelor’s degree from the Open University of Israel, and her master’s degree from Haifa University, Israel.

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

Merav Nir Dotan, Vice President, Human Resources

Mrs. Merav Nir Dotan has served as our Vice President, Human Resources, since November 2021. Mrs. Nir Dotan has over two decades of experience in human resources and organizational management. Mrs. Nir Dotan was previously Vice President of Human Resources at Hanita Lenses, a medical device manufacturer and provider of intraocular lens solutions for cataract surgery. In addition, from January 2021 through November 2021, Mrs. Nir Dotan worked part time for RNR-Sys, a consulting and project management company. Mrs. Nir Dotan has a Master of Science in Organizational Behavior from Tel Aviv University and received her undergraduate degree in Human Resources from Ben-Gurion University of the Negev.

Doron Birger, Director

Mr. Doron Birger has served on our board of directors since August 2012. Mr. Birger has been serving as the chairman of the board of directors of Sight Diagnostic Ltd. since June 2014 and as an interim CEO since June 2022, as chairman of the board of directors of Nurami Medical Ltd., or Nurami, from April 2016 to March 2022, and thereafter as a director of Nurami, as chairman of Ultrasight Medical Imaging Ltd. since June 2019, a director of Intelicanna Ltd. (TASE: INTL) from April 2021 until April 2022, Matricelf Ltd. (TASE:MTLF ) from December 2020, Galooli since September 2021, and as a director of Vibrant Ltd. since December 2014, Hera Med Ltd. (ASX: HMD) since November 2019, Citrine Global (OTC: CTGL) since March 2020, Kadimastem Ltd. (TASE: KDST) since December 2020, and Netiv Ha’or, a subsidiary of the Israel Electric Corporation Ltd., from March 2020 to February 2023, and as chairman and director in a variety of non-profit organizations. Prior to that, Mr. Birger served as member of the board of directors of MCS Medical Compression Systems (DBN) Ltd. (TASE:MDCL) from March 2015 to May 2018, Mekorot National Water Company Ltd. from November 2015 to November 2018, and chairman of the board of directors of Insulin Medical Ltd. (TASE: INSL) from March 2016 to August 2017, IOPtima Ltd. from June 2012 to June 2019, MST Medical Surgical Technologies Ltd. from August 2009 to June 2019, Highcon Ltd. from November 2014 to January 2018, Magisto Ltd. from September 2009 to July 2019, Real Imaging Ltd. from November 2018 to April 2019 and Medigus Ltd. (Nasdaq and TASE: MDGS) from May 2015 to September 2018. Mr. Birger holds a BA and MA in economics from the Hebrew University, Israel.

Vincent Chun Hung Chan, Director

Mr. Vincent Chun Hung Chan has served on our board of directors since December 2022. Mr. Chan has been the Director of Samena Capital, which principally engages in private equity investment, since March 2021 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

Yang Huang, Director

Mr. Yang Huang has served on our board of directors since April 2020. Mr. Huang has 20 years of senior sales and marketing management experience in the field of medical devices. Mr. Huang has also served as operation directors of Virtus Inspire Ventures, a private equity fund, since July 2019 and as a corporate representative of IceCure (Shanghai) MedTech Co., Ltd. since July 2020, Prior to that, Mr. Huang has served as business unit director of Olympus (Beijing) Sales & Service Co., Ltd. from November 2016 to July 2019 and as business unit director of B. Braun MEDICAL (SHANGHAI) International Trading Co., Ltd. from January 2015 to November 2016. He also served as business unit head for Stryker from September 2013 through January 2015 and as sales manager at Johnson & Johnson  from October 2000 through August 2013. Mr. Huang has graduated from Cheung Kong Graduate School of Business, China and Zhejiang Medical University, China.

Sharon Levita, Director

Ms. Sharon Levita has served on our board of directors as an external director since September 2019. Ms. Levita also serves as business development and strategy leader at Medtronic. Prior to that, Ms. Levita has served as vice president operations and site leader of Mazor, as part of Medtronic, from December 2018 to January 2020 and as chief financial officer and vice president business operations of Mazor Robotics Ltd. from February 2008 to December 2018. Ms. Levita received her B.A in economics and accounting from the Haifa University, Israel and her M.A in business administration from the Bar-Ilan University, Israel. Ms. Levita is also a certificated public accountant in Israel.

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

The following table presents all compensation paid by us to each of our five most highly compensated senior managers for the year ended December 31, 2022. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2022.

Name and Principal Position	Salary, Bonuses, Pension, Retirement and Other Similar Benefits(1)	Share Based Compensation(1)	Total(1)
Eyal Shamir, Chief Executive Officer	$467,322	190,915	658,237

Ronen Tsimerman, Chief Financial Officer and Chief Operation Officer	$331,803	143,084	474,887

Naum Muchnik, VP Research, Development and Engineering	$254,686	98,070	352,756

Shay Levav, VP Regulatory and Quality Assurance and Clinical Applications	$259,253	98,460	357,713

Tlalit Bussi Tel-Tzure, VP Business Development and Global Marketing	$279,343	101,027	380,370

Merav Nir-Dotan, VP, Human Resources	$197,960	84,209	282,169

Galit Malik, VP, Operations	$191,036	42,191	233,227

(1)	Amounts presented are the aggregate of USD amounts translated at the NIS-USD exchange rate for each pay period for the relevant employee during the reporting period.
(2)	Ms. Malik has served as our Vice President of Operations since December 2022.

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

Introduction

Our board of directors presently consists of six members, including two external directors required to be appointed under the Companies Law. We believe that Ms. Sharon Levita, Mr. Oded Tamir, Mr. Vincent Chun Hung Chan and Mr. Doron Birger are “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five (5) and not more than eleven (11). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him, which was approved by our shareholders. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

Under the Companies Law, any shareholder holding at least one percent of our outstanding voting power may request at an annual meeting of shareholders to nominate a director. However, any such shareholder may make such a request only if a notice of such shareholder’s intent to make such nomination has been given to our board of directors. Any such notice must include certain information, including the consent of the proposed director nominee to serve as our director if elected, and a declaration that the nominee signed declaring that he or she possesses the requisite skills and has the availability to carry out his or her duties. Additionally, the nominee must provide details of such skills, and demonstrate an absence of any limitation under the Companies Law that may prevent his or her election, and affirm that all of the required election-information is provided to us, pursuant to the Companies Law.

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

The Companies Law provides for an initial three-year term for an external director. Thereafter, an external director may be reelected by shareholders to serve in that capacity for up to two additional three-year terms, provided that:

(1)	his or her service for each such additional term is recommended by one or more shareholders holding at least one percent of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds two percent of the aggregate voting rights in the company and subject to additional restrictions set forth in the Companies Law with respect to the affiliation of the external director nominee as described below; or

(2)	his or her service for each such additional term is recommended by the board of directors and is approved at a shareholder meeting by the same disinterested majority required for the initial election of an external director (as described above); or

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

External directors may be removed only by a special general meeting of shareholders called by the board of directors after the board has determined the occurrence of circumstances allow such dismissal, at the same special majority of shareholders required for their election or by a court, and in both cases only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to our company. In the event of a vacancy created by an external director which causes the company to have fewer than two external directors, the board of directors is required under the Companies Law to call a shareholder meeting as soon as possible to appoint such number of new external directors in order that the company thereafter will have two external directors.

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

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including the Nasdaq Capital Market, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; and (ii) he or she has been approved as such by the audit committee. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Under the Companies Law, our audit committee is responsible for, among other things:

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

Our board of directors has adopted an audit committee charter setting forth, among others, the responsibilities of the audit committee consistent with the rules of the SEC and Nasdaq Listing Rules (in addition to the requirements for such committee under the Companies Law), including, among others, the following:

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

Compensation Committee

Under the Companies Law, the board of directors of any public company must establish a compensation committee. The compensation committee must be comprised of at least three directors, including all of the external directors, who must constitute a majority of the members of the compensation committee. Each compensation committee member that is not an external director must be a director whose compensation is in accordance with the amount paid to an external director of the Company. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to: (a) who may not be a member of the committee; and (b) who may not be present during committee deliberations as described above.

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

Our compensation policy also addresses our executive officer’s individual characteristics (such as his or her respective position, education, scope of responsibilities and contribution to the attainment of our goals) as the basis for compensation variation among our executive officers, and considers the internal ratios between compensation of our executive officers and directors and other employees. Pursuant to our compensation policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses, equity-based compensation, benefits and retirement and termination of service arrangements. All cash bonuses (including special bonuses and one-time bonuses) are limited to a maximum amount linked to the executive officer’s base salary. In addition, our compensation policy provides for maximum permitted ratios between the total variable (cash bonuses and equity based compensation) and non-variable (base salary) compensation components, in accordance with an officer’s respective position with the company.

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

The duty of care requires an office holder to act with the level of skill with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $15 million. Such insurance also includes side A directors’ and officers’ liability insurance, for the benefit of all of our directors and officers.

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

We have entered into indemnification agreements with all of our directors and with all members of our office holders. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officer’s insurance.

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

As of December 31, 2020, we had 35 full-time employees and 11 part-time employees. As of December 31, 2021, we had 55 full-time employees and 9 part-time employees. As of December 31, 2022, we had 65 full-time employees and 7 part-time employees. The majority of our employees are located in Israel.

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

See “Item 7.A. Major Shareholders” below.

Equity Incentive Plan

Employee Stock Option Plan

We maintain one equity incentive plan, the ESOP. As of December 31, 2022, the number of options and warrants allotted is 3,075,935. In addition, the number of options that have vested and have not yet been exercised or expired are 1,058,965.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 29, 2023, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 29, 2023, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:
Epoch Partner Investments Limited(1)	24,049,707	52.7%

Directors and senior management who are not 5% holders:
Ron Mayron*	170,295	**
Eyal Shamir*	484,735	1.05%
Ronen Tsimerman	265,163	**
Shay Levav	57,671	**
Tlalit Bussi Tel-Tzure	116,899	**
Galit Malik	33,799	**
Naum Muchnik	156,006	**
Merav Nir Dotan	20,167	**
Doron Birger*	—	—
Vincent Chun Hung Chan*	—	—
Sharon Levita*	—	—
Oded Tamir*	—	—
Yang Huang*	39,270	**
All directors and senior management as a group (13 persons)	1,344,005	2.93%

(1)	Includes 24,049,707 Ordinary Shares. Mr. Li Haixiang has the voting and dispositive power over the shares held by Epoch. The mailing address of Mr. Li Haixiang is 70/F Two International Finance Centre, Suite 7013, Central, Hong Kong. This information is based upon a Schedule 13G/A filed by Epoch Partner Investments Limited with the SEC on February 14, 2023.

*	Indicates director of the Company.

**	Less than 1%.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2022, there were no major increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of Epoch Partner Investments Limited, or Epoch, whose percentage ownership in the Company decreased to 52.7% of our issued and outstanding share capital, or 24,049,707 shares, and Alpha Capital Anstalt, whose percentage ownership in the Company decreased below 5% to 0.789% of our issued and outstanding share capital, or 290,378 shares.

Over the course of 2021, there were no major increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of Epoch Partner Investments Limited, or Epoch, whose percentage ownership in the Company decreased to 55.36% of our issued and outstanding share capital, or 19,807,283 shares, and Alpha Capital Anstalt, whose percentage ownership in the Company decreased to 8.42% of our issued and outstanding share capital, or 3,013,482 shares.

Over the course of 2020, there were increases in the percentage ownership of our major shareholders. On August 5, 2020, we held a public offering in which Epoch participated and invested $2,592 thousand against issuance of 2,211,250 shares. Following the offering, Epoch held approximately 58.83% of our issued and outstanding share capital.

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 29, 2023, there were three holders of record of our Ordinary Shares, including two record holders in the United States, one of which was Cede & Co., the nominee of the Depositary Trust Company. The number of record holders is not representative of the number of beneficial holders of our Ordinary Shares, as the shares of all shareholders for a publicly traded company such as ours which is listed on the Tel Aviv Stock Exchange are recorded in the name of our Israeli share registrar, REGISTRATION CO. OF UNITED MIZRAHI BANK LTD, and the shares held of record by Cede & Co. include beneficial owners whose shares are held in street name by brokers and other nominees.

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

Sale of Ordinary Shares

On December 21, 2022, in connection with a “best efforts” public offering, we entered into a securities purchase agreement with certain investors, including our controlling shareholder, Epoch, pursuant to which we agreed issued an aggregate of 8,787,880 Ordinary Shares, at a price to the public of $1.65 per share. As part of this public offering, we sold 4,242,424 Ordinary Shares to Epoch at $1.65 per share, resulting in gross proceeds from Epoch to us of approximately $7 million.

Transactions with Our Major Shareholder

In connection with a currently pending litigation filed by a shareholder against the Company, the members of the board of directors, the controlling shareholder and the investors who took part in the private placement that was approved by our shareholders on March 7, 2021, our major shareholder, Epoch Partner Investments Limited, has agreed to reimburse us 30% of our expenses related to consultants used in the case. We will also receive partial reimbursement for our legal expenses through our directors’ and officers’ insurance. For further information in the litigation, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

C.	Interests of Experts and Counsel.

None.

ITEM 8. FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

On July 29, 2021, we were informed that a motion to certify a claim as a class action was filed against the Company in Israel with the Haifa District Court by Shalom Benamo. In the motion, the plaintiff claims that the Company’s reports filed on the TASE electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, are not in compliance with applicable accessibility guidelines, and therefore the Company prevents or reduces the access of people with disabilities to such reports. The plaintiff seeks damages in a total amount of NIS 5,000,000. On March 5, 2023, the motion was dismissed by the Tel-Aviv Jaffa District Court.

On July 5, 2021, we were informed that a motion to certify a claim as a class action was filed in Israel with the Tel Aviv District Court by Amir Yosef Brot, who claims to be a shareholder of the Company. The plaintiff’s claim is against the Company, the members of the board of directors, the controlling shareholder and the investors who took part in the private placement that was approved by our shareholders on March 7, 2021. In the motion, the plaintiff claims, inter alia, that we conducted a private placement of securities to the controlling shareholder and the investors at a significant discount to the Company’s share price at the time, that the share price did not reflect material information that was allegedly in the Company’s possession and which was also brought to the attention of the investors, and that there were alleged defects in the manner of approving the private placement by our shareholders. After a review of the motion, we believe that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise. On October 2, 2022, we and other respondents filed a response to the motion repudiating the claims and asserting that the plaintiff has no grounds for certification of the motion for class certification. We further asserted that the Company acted in good faith, while supporting the interests of the Company and observing the law both with respect to the private placement transaction and information presented to the public during the relevant time period. Our response was supported by two expert opinions (including an FDA expert opinion and an expert opinion regarding economic issues), as well as by affidavits from our CEO and members of management. On December 15, 2022, the plaintiff asked the court to order the Company to disclose the materials forming the basis of the FDA expert opinion, to which the Company objected. The court ordered the parties to reach an understanding regarding disclosure of the aforementioned materials. We will continue to defend ourselves vigorously with respect to this matter.

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

Our Ordinary Shares are listed on the Nasdaq Capital Market and the TASE.

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

A.G.P./Alliance Global Partners, or A.G.P., acted as the representative of the underwriters and the sole book-running manager our December 2021 offering, with Brookline Capital Markets, a division of Arcadia Securities, LLC, or Brookline, acting as co-manager. We entered into an underwriting agreement dated December 8, 2021, with the representative. Subject to the terms and conditions of the underwriting agreement, we agreed to sell to each underwriter and each underwriter severally and not jointly agreed to purchase from us, at the respective public offering price less the underwriting discounts and commissions, the number of Ordinary Shares and pre-funded warrants specified. The underwriters committed to purchase all the securities offered other than those covered by the over-allotment option to purchase additional securities, if they purchased any Ordinary Shares and/or pre-funded warrants.

Pursuant to our December 2022 offering, on December 21, 2022, we entered into a placement agency agreement A.G.P. and Brookline , together with A.G.P., the Placement Agents, pursuant to which A.G.P. agreed to serve as lead placement agent and Brookline agreed to serve as co-placement agent for the issuance and sale of the Ordinary Shares. We agreed to pay the Placement Agents an aggregate cash fee equal to 7% of the gross proceeds received by us from the sale of the Ordinary Shares in the Offering, however in the case of certain identified investors the Company agreed to pay a cash fee equal to 3% of the gross proceeds received by us from such investors. Pursuant to the Placement Agency Agreement, we also agreed to pay the Placement Agents $50 thousand for accountable expenses and $10 thousand for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

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

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (the annual LIBOR interest for annual dollar deposits, as published on the first day of trading of each year, or in an alternate publication according to the Bank of Israel’s announcement). Until July 2017, the rate of the royalties’ refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties’ refund for companies with total revenues of under $70M at the year preceding the application date, has changed to 3%.

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

However, the aforementioned formula has minimum and maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than 6 times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least 3 consecutive years, following the year of transferring the IIA-supported know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel – the payment will be limited to 3 times the total sum of grants received plus interest.

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

According to the above, these liabilities should be taken into account when we consider whether to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Innovation Law, we may be subject to criminal charges.

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

In general, preferential tax rates for “qualified dividend income” and long-term capital gains are applicable for U.S. Holders that are individuals, estates or trusts. For this purpose, “qualified dividend income” means, inter alia, dividends received from a “qualified foreign corporation.” A “qualified foreign corporation” is a corporation that is entitled to the benefits of a comprehensive tax treaty with the United States which includes an exchange of information program. The IRS has stated that the U.S.-Israel Tax Treaty satisfies this requirement, and we believe we are eligible for the benefits of that treaty.

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on the Nasdaq Capital Market or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

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

As of December 31, 2022, we did not enter into any hedge transactions, but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of the dates indicated regarding our foreign currency-denominated monetary assets and liabilities as of December 31, 2022 (U.S. dollars in thousands).

Assets:
New Israeli Shekels	$1,510
Euros	266
Other currencies	152
Total	1,928

Liabilities:
New Israeli Shekels	2,938
Euros	-
Total	2,938
Net Assets	(1,010)

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022 at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2022 and 2021.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Global Network for all services, including audit services, for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021

Audit fees (1)	$140	$140
Audit-related fees (2)	38	60
Tax fees(3)	-	$-
All other fees	-	-
Total	$178	$200

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.
(2)	Includes professional services rendered in connection with the fees relating to the offering of our shares on Nasdaq in December 2022. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

In the year ended December 31, 2022, the following equity securities were purchased by affiliated purchasers:

Period	Total Number of Shares Purchased	Average Price Paid per Share		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May be Purchased Under the Plans or Programs

December 2022	8,787,880	$1.65	(1)	-	-

Total	8,787,880	$1.65

(1)	In connection with the December 2022 offering, Epoch acquired 4,242,424 Ordinary Shares at a price per share of $1.65.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least two (2) shareholders, in person or by proxy, holding at least 25% of the voting rights. in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent directors. Because we are a “controlled company” within the meaning of Nasdaq rules, we are not required to have a majority of “independent” directors, as defined under Nasdaq Listing Rule 5605(a)(2), on our board of directors. Israeli law requires that we have at least two external directors who meet the requirements of the Companies Law, as described above under “Item 6.C. Directors, Senior Management and Employees—Board Practices—External Directors.” We are required, however, to ensure that all members of our audit committee are “independent” under the applicable Nasdaq and SEC criteria for independence (as we cannot exempt ourselves from compliance with that SEC independence requirement, despite our status as a foreign private issuer), and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Companies Law. Furthermore, Israeli law does not require, nor do our independent directors conduct, regularly scheduled meetings at which only they are present, which the Nasdaq Stock Market rules otherwise require.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules (see “Item 6.C. Directors, Senior Management and Employees - —Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
1.1	Form of Underwriting Agreement (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 8, 2021).
2.1*	Description of Securities.
3.1	Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.2	IceCure Medical Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.3	IceCure Medical Remuneration Policy (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.4^	Distribution Agreement, dated August 29, 2019, by and between IceCure Medical Ltd. and Terumo Corporation (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.5^	Distribution Agreement, dated December 31, 2020, by and between IceCure Medical Ltd. and Terumo (Thailand) Company Limited (incorporated herein by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.6	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure (Shanghai) MedTech Co., Ltd., Shanghai Medtronic Zhikang Medical Devices Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.7	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure Medical Ltd., IceCure (Shanghai) MedTech Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.8	Placement Agency Agreement, dated December 21, 2022, between IceCure Medical Ltd., A.G.P./Alliance Global Partners and Brookline Capital Markets, LLC (incorporated herein by reference to Exhibit 10.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on December 23, 2022).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 3, 2021).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm.
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2022, December 31, 2021 and December 31, 2020; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2022, December 31, 2021 and December 31, 2020; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2022, December 31, 2021 and December 31, 2020; (iv) Consolidated Statements of Cash Flows as of December 31, 2022, December 31, 2021 and December 31, 2020; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ICECURE MEDICAL LTD.

Date: March 29, 2023	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

IceCure Medical Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IceCure Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

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

March 29, 2023

We have served as the Company’s auditor since 2006.

ICECURE MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

		As of December 31,	As of December 31,
	Note	2022	2021
ASSETS

CURRENT ASSETS
Cash and cash equivalents		23,659	25,621
Restricted deposit		296	-
Trade accounts receivable		78	456
Inventory	3	2,857	1,955
Prepaid expenses and other receivables	4	1,240	2,290
Total current assets		28,130	30,322

NON-CURRENT ASSETS

Right of use assets	5	668	913
Property and equipment, net	6	1,356	713
Prepaid expenses and other long-term assets		34	333
Total non-current assets		2,058	1,959

TOTAL ASSETS		30,188	32,281

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade accounts payable		714	881
Lease liabilities	5	167	224
Other current liabilities	7	3,455	2,915
Total current liabilities		4,336	4,020

NON-CURRENT LIABILITIES
Long term lease liabilities	5	430	685
Other long-term liabilities		-	618
Total non-current liabilities		430	1,303

Commitments and contingencies	8

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value; Authorized 2,500,000,000 shares; Issued and outstanding: 45,623,434 shares and 35,780,335 shares as of December 31, 2022 and December 31, 2021, respectively	9	-	-
Pre-funded warrants to ordinary shares, Issued and outstanding: zero Pre-funded warrants and 1,034,000 Pre-funded warrants as of December 31, 2022 and December 31, 2021, respectively		-	-
Additional paid-in capital		100,831	85,389
Accumulated deficit		(75,409)	(58,431)
Total shareholders’ equity		25,422	26,958

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		30,188	32,281

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2022	2021	2020

Revenues	10	3,085	4,138	3,868
Cost of revenues	11	1,640	1,943	1,424
Gross profit		1,445	2,195	2,444

Research and development expenses	12	9,123	5,877	3,809
Sales and marketing expenses	13	3,204	1,917	1,063
General and administrative expenses	14	5,857	4,125	1,714
Operating loss		16,739	9,724	4,142

Financial expenses (income), net		239	171	(412)

Net loss and comprehensive loss		16,978	9,895	3,730

Basic and diluted net loss per share		0.46	0.35	0.22

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		37,016,631	28,548,676	17,128,903

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary shares		Treasury shares		Pre-funded warrants		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of January 1, 2020	15,029,470	3,318	(5,434)	(41)	-	-	44,820	(44,806)	3,291
Issuance of ordinary shares, net (*)	5,175,000	1,203	-	-	-	-	4,644	-	5,847
Options exercised	13,750	3	-	-	-	-	8	-	11
Share-based compensation related to options granted	-	-	-	-	-	-	229	-	229
Cancelation of par value	-	(4,524)	-	-	-	-	4,524	-	-
Loss for the year	-	-	-	-	-	-	-	(3,730)	(3,730)
Balance as of December 31, 2020	20,218,220	-	(5,434)	(41)	-	-	54,225	(48,536)	5,648
Issuance of ordinary shares in March and May 2021, net (**)	11,485,697	-	-	-	-	-	14,586	-	14,586
Issuance of ordinary shares public offering in December 2021, net (***)	3,892,152	-	-	-	-	-	12,400	-	12,400
Issuance of pre- funded warrants		-	-	-	1,034,000	-	3,566	-	3,566
Options exercised	189,700	-	-	-	-	-	337	-	337
Share-based compensation related to options granted	-	-	-	-	-	-	316	-	316
Cancelation of treasury shares	(5,434)	-	5,434	41	-	-	(41)	-	-
Loss for the year	-	-	-	-	-	-	-	(9,895)	(9,895)
Balance as of December 31, 2021	35,780,335	-	-	-	1,034,000	-	85,389	(58,431)	26,958
Issuance of restricted ordinary shares in July 2022, net (****)	21,000	-	-	-	-	-	6	-	6
Issuance of ordinary shares public offering in December 2022, net (*****)	8,787,880	-	-	-	-	-	13,569	-	13,569
Pre- funded warrants exercised	1,034,000	-	-	-	(1,034,000)	-	1	-	1
Options exercised	219	-	-	-	-	-	1	-	1
Share-based compensation related to options granted	-	-	-	-	-	-	1,865	-	1,865
Loss for the year	-	-	-	-		-	-	(16,978)	(16,978)
Balance as of December 31, 2022	45,623,434	-	-	-	-	-	100,831	(75,409)	25,422

(*)	Net of issuance cost of approximately $219
(**)	Net of issuance cost of approximately $414
(***)	Net of issuance cost of approximately $1,028
(****)	Net of issuance cost of approximately $6
(*****)	Net of issuance cost of approximately $931

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Cash flows from operating activities:
Net loss	(16,978)	(9,895)	(3,730)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	248	127	63
Share-based compensation	1,865	316	229
Exchange rate changes in cash and cash equivalents and deposit	359	5	(452)

Changes in assets and liabilities:
Decrease (increase) in trade accounts receivable	378	(362)	(77)
Increase in inventory	(902)	(891)	(386)
Decrease (increase) in prepaid expenses and other receivables	1,050	(2,030)	121
Decrease in prepaid expenses and other long- term assets	-	-	17
Decrease (increase) in right of use assets	245	(607)	(81)
Increase (decrease) in trade accounts payable	(167)	236	217
Increase (decrease) in lease liabilities	(312)	577	92
Increase (decrease) in other current liabilities	540	60	(135)
Increase (decrease) in other long-term liabilities	(618)	(141)	432
Net cash used in operating activities	(14,292)	(12,605)	(3,690)

Cash flows from investing activities:
Realization of (Investment in) deposits	-	4,621	(4,432)
Investment of restricted deposits	-	(296)	(15)
Purchase of property and equipment	(891)	(533)	(223)
Net cash provided by (used in) investing activities	(891)	3,792	(4,670)

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs	13,569	14,586	5,847
Issuance of restricted ordinary shares	6	-	-
Issuance of ordinary shares and pre- funded warrants, net of issuance costs	-	15,966	-
Exercise of pre- funded warrants	1	-	-
Exercise of options to ordinary shares	1	337	11
Net cash provided by financing activities	13,577	30,889	5,858

Increase (decrease) in cash and cash equivalents	(1,606)	22,076	(2,502)
Cash and cash equivalents beginning of the year	25,621	3,502	5,789
Effect of foreign exchange rate on cash and cash equivalents	(356)	43	215
Cash and cash equivalents end of the year	23,659	25,621	3,502

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

Since its establishment, IceCure Medical Ltd., and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “US Subsidiary”), IceCure Medical HK Limited in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary”, and together with the Company, US Subsidiary and Hong Kong Subsidiary, the “Group”), have been engaged in the research, development and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its propriety liquid nitrogen Cryoablation technology, as an alternative to surgical intervention to remove the tumor. The Company received regulatory approvals for marketing its products in the United States, Europe and other territories.

The US Subsidiary was established on April 6, 2011 in the State of Delaware and is engaged in business development, marketing, clinical trial management and sale of the Company’s products in the United States. The Hong Kong Subsidiary was established on September 26, 2018 and commenced its activity in 2021. The Chinese Subsidiary was established on July 14, 2020 and is wholly owned by the Hong Kong Subsidiary. The Chinese Subsidiary in China commenced its operation on January 1, 2021 and is engaged in business development, obtaining regulatory approvals and marketing activities for the Company’s products.

The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to commercialize its technology, obtaining regulatory approvals, developing its next generation systems and other risks. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (Cont.)

C.	Going Concern:

As of December 31, 2022, the Company has accumulated losses which amounted to $75,409. In the year ended December 31, 2022, the Company generated losses which amounted to $16,978 and negative cash flows from operating activities of $14,292.

To date, management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through utilization of its current financial resources, sales of its products, and through additional raises of capital. As of March 29, 2023, the Company’s cash, cash equivalents and short-term deposits were $20,216 thousand.

Management expects that its cash, cash equivalents and short-term deposits as of the issuance date of the financial statements will be sufficient for at least 12 months of operations.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Financial statements in U.S. dollars and functional currency (Cont.):

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

Accounts receivable are recorded at the invoiced amount, are unsecured and do not bear interest. Accounts receivable are stated at their net realizable value, net of allowances. The allowance for doubtful accounts is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors including the payment terms of each account, its age, the collection history of each customer, and the customer’s financial condition. No doubtful accounts expense was recorded for the years ended December 31, 2022, 2021 and 2020.

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

The Company accounts for its contingent liabilities in accordance with ASC Topic 450, Contingencies (“ASC 450”). A provision is recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. With respect to legal matters, provisions are reviewed and adjusted to reflect the impact of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

J.	Revenue recognition (Cont.):

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

The current portion of deferred revenue represents the amount to be recognized within one year from the balance sheet date based on the estimated performance period of the underlying performance obligation. The noncurrent portion of deferred revenue represents amounts to be recognized after one year through the end of the performance period of the performance obligation. As of December 31, 2022, and 2021, the Company’s deferred revenue balance is $646 and $1,502 (out of which $646 and $884 are presented as current), respectively.

For further analysis of the Company’s main revenue contract, see Note 10 below.

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

The Company estimates the fair value of stock options granted using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires a number of assumptions, the most significant of which are the expected stock-price volatility and the expected option term (the time from the grant date until the options are exercised or expire). The Company’s calculations of the expected volatility were based upon actual historical stock-price movements over the period, which was equal to the expected option term. The expected option term was calculated for options granted to employees and directors in accordance with ASC 718-10-S99, using the “simplified” method, and grants to non-employees were based on the contractual term. Historically, the Company has not paid dividends, and has no foreseeable plans to do so. The risk-free interest rate is based on the yield from Israel Treasury zero-coupon bonds with an equivalent term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

L.	Research and development costs:

Research and development costs are charged to the consolidated statements of comprehensive loss as incurred. Grants for funding approved research and development projects are recognized at the time the Company is entitled to such grants, on the basis of the costs incurred and applied as a deduction from the research and development expenses.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the consolidated financial statements and for tax loss carry forwards and are measured using the enacted tax rates and laws, that will be in effect when the differences are expected to reverse. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2022, the Company had a full valuation allowance against deferred tax assets.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not recorded any liability for uncertain tax positions for the year ended December 31, 2022.

O.	Fair value of financial instruments:

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”), pursuant to which fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Fair value of financial instruments (Cont.):

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

P.	Concentrations of credit risk:

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

Q.	Segment Reporting:

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer. The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

R.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10, “Earnings Per Share”, using the treasury stock method. All outstanding stock options were excluded from the calculation of the diluted loss per share for the years ended December 31, 2022, 2021 and 2020 because all such securities have an anti-dilutive effect.

S.	Comprehensive loss:

The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

T.	Recently issued accounting pronouncements:

From time to time, new accounting pronouncements are issued by FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

(1)	In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the existing incurred loss impairment model with an expected credit loss model and requires a financial asset measured at amortized cost to be presented at the net amount expected to be collected. The guidance became effective for the Company beginning January 1, 2023, and interim periods therein. Early adoption is permitted. The Company is currently evaluating the effect that ASU 2016-13 will have on its consolidated financial statements.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - INVENTORY

Composition:

	As of	As of
	December 31,	December 31,
	2022	2021

Raw materials	1,566	704
Work in progress	356	457
Finished goods	935	794
	2,857	1,955

NOTE 4 - PREPAID EXPENSES AND OTHER RECEIVABLES

Composition:

	As of	As of
	December 31,	December 31,
	2022	2021

Tax authorities	124	128
Insurances	527	1,700
Prepaid expenses	80	95
Advances to payables	345	180
Other	164	187
	1,240	2,290

NOTE 5 - LEASES

On January 1, 2020, the Company expanded its leases from 494 square meters to approximately 581 square meters at its location in Caesarea, Israel, and extended its operating lease agreement for another 12 months until July 14, 2022, with additional option to extend until July 14, 2025.

On August 10, 2021, the Company expanded its leases from 581 square meters to approximately 813 square meters at its location in Caesarea, Israel, and extended its operating lease agreement for another 12 months until July 31, 2023, with additional option to extend until July 31, 2026.

To secure the lease payments, the Company provided a bank guarantee of $20.

In addition, the Company leases vehicles under various operating lease agreements.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 5 - LEASES (Cont.)

As of December 31, 2022, and 2021, total ROU assets totaled to approximately $668 and $913 and the lease liabilities for operating leases totaled to approximately $597 and $909, respectively.

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020

Cash payments for operating leases	242	247	185

The maturities of operating leases liabilities and the reconciliation of undiscounted cash flows of operating lease to operating lease liabilities as of December 31, 2022 was as follows:

2023	214
2024	196
2025	182
2026	105
2027	-
Undiscounted cash flows of operating leases	697
Less: amount representing interest	(100)
Operating lease liabilities	597

The weighted average lease term and weighted average discount rate as of December 31, 2022, was as follows:

Operating leases weighted average remaining lease term (in years)	2.26
Operating leases weighted average discount rate	7.99%

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Composition:

	As of	As of
	December 31,	December 31,
	2022	2021
Cost
Consoles and equipment	1,524	567
Computers and software	404	211
Office furniture and equipment	127	100
Leasehold improvements	207	133
	2,262	1,011

Less - accumulated depreciation
Consoles and equipment	443	119
Computers and software	323	114
Office furniture and equipment	48	37
Leasehold improvements	92	28
	906	298
Property and Equipment, Net	1,356	713

Depreciation and amortization expenses for the years ended December 31, 2022, 2021 and 2020 were $248,$127 and $63 respectively.

NOTE 7 - OTHER CURRENT LIABILITIES

Composition:

	As of	As of
	December 31,	December 31,
	2022	2021

Deferred revenues	646	884
Provision for royalties to IIA	47	62
Payroll and social benefits	1,580	991
Vacation and recuperation provision	554	410
Accrued expenses and others	628	568
	3,455	2,915

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 8 - COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2022, based on the second median of 2022 revenue, the Company recorded a liability for royalties in an amount of $47.

As of December 31, 2022, the Company has no open application for grants to the IIA.

Total grants received by the Company, including accumulated interest, amount to approximately $2,575 ($2,076 net of royalties paid). The grants are linked to the exchange rate of the dollar and bears interest of LIBOR per annum.

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

C.	Class Action:

(1)	On July 5, 2021, the Company was informed that a motion (the “motion”) to certify a claim as a Class Action was filed against it and the members of the Board of Directors, the controlling shareholder and the investors who took part in the private placement that was approved by the general meeting on March 7, 2021 (the “investors”). The Motion to Certify was filed with the Tel Aviv District court by a shareholder of the Company, (the “Plaintiff”).

In the motion, the plaintiff claims, inter alia, that the Company made a private placement of securities to the controlling shareholder and the investors at a significant discount on the share price at that time, which did not reflect the material information that was allegedly in the Company’s possession and which was also brought to the attention of the investors. The motion also alleged defects in the manner of approving the private placement at the meeting of the Company’s shareholders.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Class Action: (Cont.)

The plaintiff estimated the amount of his individual claim at a sum of approximately NIS 30,000 (USD 9,191), the amount of the class action, insofar as it will be qualified as such, at a sum of approximately NIS 163,459 (USD 50,079) for the class damages that the plaintiff claims had their shares diluted unlawfully, and at a sum of approximately NIS 234,349 (USD 71,798), for damage that was supposedly caused to the shareholders due to a sale at less than the allegedly full market price.

On October 2, 2022, the Company and the other respondents filed their response to the motion (the “Company’s Response”). In the Company’s Response, the Company and its directors denied the arguments asserted in the motion and stated that the motion cannot be maintained as a motion for class certification because the events that actually occurred (as opposed to the theories that were made up by the Plaintiff) do not establish grounds for such a motion. The Company’s Response further asserted that the motion was filed in bad faith.

Moreover, the Company and its Directors stated that they acted in good faith, taking into account the interests of the Company, and observed its obligations set out by law – both with respect to the private placement transaction that the Company made with the investors, and in all information that was presented to the public during the argued period that was lawfully published and reported in compliance with its duty of disclosure.

The Company’s Response was supported by two expert opinions, including: (1) an expert opinion regarding FDA issues (the “FDA Expert Opinion”) and (2) an expert opinion (regarding economic issues), as well as by affidavits from the CEO of the Company and a member of the Board of Directors, the Company’s Vice President, Regulatory, Quality Assurance and Clinical Applications, and a regulatory consultant of the Company.

On December 15, 2022, the Plaintiff asked the court to order the Company to disclose any Company materials provided by the Company to the FDA expert in connection with his preparation of the FDA Expert Opinion (“Motion to Disclose”). On January 24, 2023, the Company filed a response in which it refuted and objected to the Motion to Disclose. The court ordered the parties to reach an understanding regarding the procedure of the disclosure of said materials.

After a review of the motion and its responses, the Company believes that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise.

(2)	On July 29, 2021, the Company was informed that a motion to certify a claim as a Class Action was filed against it claiming that the Company’s reports filed on the Tel Aviv Stock Exchange (the “TASE”) electronic filing site, the MAYA, and on the ISA electronic filing site, the MAGNA, were not in compliance with applicable accessibility guidelines, and, therefore, the Company prevents or reduces the access of people with disabilities to such reports. The claim is in the amount of NIS 5,000 (USD 1,541). As far as the Company is aware, this motion was filed against many companies that trade on the TASE. (the ‘motion’).

Since the plaintiff filed many duplicative motions against numerous respondents (the ‘motions’), the respondents (following a court decision dated March 6, 2022) filed a joint response on July 20, 2022, on the common issues of motions raised.

Following a hearing that took place on February 16, 2023, the plaintiff filed, on March 2, 2023, a notice to the court agreeing to a dismissal of the motion with prejudice and without costs. On March 5, 2023, the court dismissed the motions with prejudice and without costs.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY

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

On June 3, 2022, 1,034,000 pre-funded warrants issued as part of our public offering that closed on December 8, 2021, were exercised into 1,034,000 ordinary shares at an exercise price of $0.001 per share.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

A.	Ordinary shares: (Cont.)

(2)	Public and private placements: (Cont.)

On July 18, 2022, the Company issued 21,000 restricted ordinary shares to a consultant of the Company. The shares shall be restricted from any offer, sale, contract for sale, encumbrance, grant of any options for the sale of or otherwise disposed of for a period of 12 months from July 1, 2022.

On December 23, 2022, the Company raised $14,500 (gross) through a public offering of 8,787,880 ordinary shares, at a price to the public of $1.65 per share, gross, in lieu of ordinary shares.

After deducting closing costs underwriting discounts and fees, the Company received proceeds of approximately $13,569.

(3)	On September 13, 2020, the Company’s general meeting of shareholders approved an increase of the Company’s authorized share capital to 2,500,000,000 shares and canceled the shares par value.

(4)	On August 8, 2021, the Company completed a reverse stock split of its ordinary shares. As a result of the reverse stock split, the following changes occurred (i) every eight shares were combined into one share; (ii) the number of shares underlying each option were proportionately decreased on an 8-for-1 basis, and the exercise price of each such outstanding share option were proportionately increased on a 8-for-1 basis. Accordingly, all option numbers, share numbers, share prices, exercise prices and losses per share were adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 8-for-1 reverse stock split.

B.	Shares and options for employees:

(1)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2022	2021	2020
Exercise price	$1.78 - $3.61	$1.69 - $8.75	$1.56 - $1.77
Expected volatility	91.0% - 91.6%	89.8% - 96.1%	88.77% - 90.84%
Risk-free interest	0.92% - 2.43%	0.67% - 1.02%	0.4% - 0.46%
Expected life of up to (years)	5.56 – 6.25	6.22	6.2

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares and options for employees: (Cont.)

(2)	The following table summarizes the changes in options granted to employees, officers and members of the Company’s Board of Directors (“the Board”) for the years ended December 31, 2022, 2021 and 2020.:

	Number of Share Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Balance as of January 1, 2020	1,272,615	$1.52
Granted	370,351	$1.60
Expired	(35,788)	$1.60
Forfeited	137,667)	$1.68
Exercised	(13,750)	$0.88
Balance as of December 31, 2020	1,455,761	$1.68	7.69
Granted	108,929	$2.02
Expired	(13,875)	$2.94
Forfeited	(24,635)	$1.85
Exercised	(189,700)	$2.06
Balance as of December 31, 2021	1,336,480	$1.64	7.03
Granted	1,806,316	$3.3
Expired	(3,380)	$3.43
Forfeited	(63,262)	$2.04
Exercised	(219)	$1.64
Balance as of December 31, 2022	3,075,935	$2.55	7.8
Exercisable at the end of year	1,059,573	$1.48	5.7

As of December 31, 2022, a total of 583,281 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $316.

The weighted average fair value of options granted during the year ended December 31, 2022, was $1.82 per share.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares and options for employees: (Cont.)

(3)	Options granted during 2022, 2021 and 2020:

(a)	On June 4, 2020, the Company granted 142,594 options to purchase an aggregate of 142,594 ordinary shares to 27 employees of the Company at an exercise price of $1.68 per share. The options will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

(b)	On August 30, 2020, the Company granted 170,258 options to purchase an aggregate of 170,258 ordinary shares to six officers of the Company, as follows: 27,333 options for the Company’s CEO, and 142,925 options for five officers of the Company, at an exercise price of $1.52 per share. The CEO’s options will vest in 16 equal quarterly installments over a period of four years from the date of grant. The officer’s options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from August 30, 2021. The options are exercisable for 10 years from the date of grant.

(c)	On October 28, 2020, the Company granted 57,500 options to purchase an aggregate of 57,500 ordinary shares to 2 officers of the Company, as follows: 32,500 options for the Company’s CEO, and 25,000 options for the Chairman of the Board of Directors, at an exercise price of $1.60 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from October 28, 2021. The options are exercisable for 10 years from the date of grant.

(d)	In January 2021, the Company granted 100,000 options to purchase an aggregate of 100,000 ordinary shares to a member of the Company’s Board of directors, at an exercise price of $1.60 per share. The options will vest as follows:

a.	25,000 options - a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from December 13, 2020.

b.	75,000 options- based on target achievement:

i.	37,500 options will vest and become exercisable, on the date of receipt by the company of two regulatory approvals in China from the NMPA (National Medical Products Administration) for the marketing and sale of ProSense product and for the sale of probes of the company, and no later than December 31, 2022. On December 31, 2022, the 37,500 options were forfeited since the two regulatory approvals were not received.

ii.	37,500 options will vest and become exercisable, with the sale of Consoles and Probes as determined in the options agreement in one calendar year in China, and no later than the end of 2024.

The options are exercisable for 10 years from the date of grant.

(e)	On April 28, 2021, the Company granted 8,929 options to purchase an aggregate of 8,929 ordinary shares to five officers of the Company, as follows: 4,319 options for the Company’s CEO, and 4,610 options for four officers, at an exercise price of $5.76 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from April 28, 2022. The options are exercisable for 10 years from the date of grant.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares and options for employees: (Cont.)

(f)	On January 12, 2022, the Company granted 1,720,660 options to purchase an aggregate of 1,720,660 ordinary shares to 59 optionees of the Company, as follows: 333,992 options to the Company’s CEO, the Chairman of the Board and a member of the board, 443,674 options to five officers of the Company and 942,994 options to 51 employees of the Company, at an exercise price of $3.61 per share. The options granted to the CEO, chairman of the board, board member and the officers will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from January 12, 2022. The options granted to the 51 employees will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

On March 23, 2022, the Company granted 30,434 options to purchase an aggregate of 30,434 ordinary shares to five officers of the Company, as follows: 13,720 options for the Company’s CEO, and 16,714 options for four officers, at an exercise price of $2.73 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from March 23, 2022. The options are exercisable for 10 years from the date of grant.

(g)	On July 4, 2022, the Company granted to a consultant of the company 55,222 options to purchase an aggregate of 55,222 ordinary shares, at an exercise price of $1.78 per share. The options will vest as follows: 8 equal quarterly installments over a period of two years from October 4, 2022. The options are exercisable for 10 years from the date of grant.

(4)	The total share-based compensation the Company recognized for share-based payments is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
Cost of revenues	137	15	16
Sales and marketing	208	15	26
Research and development	785	109	67
General and administrative	735	177	120
	1,865	316	229

As of December 31, 2022, the total unrecognized share-based compensation cost, related to non-vested share options grant arrangements under the plan was $1,783. This cost is expected to be recognized over the remaining vesting period of 3.2 years, until the end of March 31, 2026.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES

The Company’s revenues are derived primarily from the sale of consoles and disposables. Revenues from warranty and services are not material and therefore are included in revenue from consoles in the following table.

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Consoles	1,002	1,560	1,817
Disposables	1,336	1,208	1,006
Exclusive distribution agreement	747	1,370	1,045
	3,085	4,138	3,868

For maintenance agreements that provide service beyond the Company’s standard warranty and other service agreements, revenue is recognized over the contract term. A time-based measure of progress appropriately reflects the transfer of services to the customer. Payment terms between the Company and its customers vary by the type of customer and the territory of sale. The term between invoicing and the payment due date is not significant.

Exclusive distribution agreement in China

On June 12 2022, the Chinese Subsidiary signed an exclusive sale and distribution agreement for the Consoles and disposables with Shanghai Medtronic Zhikang Medical Devices Co. Ltd. (“Shanghai Medtronic Zhikang”) and Turing for an initial term of 36 months, with a minimum purchase target of $3.5 million within this term. Pursuant to the Distribution Agreement, the Chinese Subsidiary will sell the Products to Turing, which will import the Products from Israel to mainland China, and resell them to Shanghai Medtronic Zhikang. Shanghai Medtronic Zhikang will be responsible for, among other matters: (i) marketing and promoting the Products within mainland China; and (ii) holding professional medical education events for the Products within mainland China. Turing will be responsible for warehousing, logistics, warranty services, training, and other support and after sale services.

Under the terms of the Distribution Agreement, if Shanghai Medtronic Zhikang meets the accumulated three-year Minimum Purchase Target, it will then have the right to extend the term of the Distribution Agreement for three consecutive years subject to an agreement on a new Minimum Purchase Target. The Distribution Agreement may be terminated in certain circumstances, including in the event of default, material breach or insolvency.

Furthermore, under the Distribution Agreement’s terms, the Chinese Subsidiary will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the Products, issued by mainland China’s NMPA, its local branches or any other government authorities. The Chinese Subsidiary has already obtained Regulatory approvals for the consoles and is required to obtain Regulatory Approvals for the disposable Cryoprobes for commercial procedures within nine months of the Effective Date of the Distribution Agreement. If the Chinese Subsidiary fails to obtain the Regulatory Approvals for the Cryoprobes by such time, Shanghai Medtronic Zhikang has the right to terminate the Distribution Agreement.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES (Cont.)

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

As of December 31, 2022, the Company is unable to assess what will be required for the purpose of receiving such regulatory approvals. The Company assesses that, the timeframe for obtaining the regulatory approval in Japan is approximately between three to four years from the time of signing the agreement.

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

The overall fixed consideration is as follows:

(1)	$1,000 were paid to the Company for an exclusive distribution right and sharing of information for the purpose of a submission of a regulatory approval request to the Japanese regulatory authorities; and

(2)	$3,000 were paid to the Company as an advance payment, of which $1,500 were paid in 2019 and the remaining balance was paid in 2020.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES (Cont.)

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

As of December 31, 2022, the Company has received $4,000 of the total consideration, of which $3,727 was recognized as revenue.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 11 - COST OF REVENUES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Payroll and related benefits (including share-based compensation)	896	796	655
Raw materials subcontractors and auxiliary materials	298	828	461
Shipping	48	50	39
Royalties to the IIA	93	123	116
Depreciation	111	33	7
Others	194	113	146
	1,640	1,943	1,424

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Payroll and related benefits (including share-based compensation)	5,969	3,748	2,273
Raw materials subcontracted work and consulting	1,742	1,440	1,058
Clinical trials	495	200	159
Others	917	489	319
	9,123	5,877	3,809

NOTE 13 - SALES AND MARKETING EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Payroll and related benefits (including share-based compensation)	1,599	1,036	576
Consulting and professional services	431	215	157
Travel	274	126	29
Advertising and promotion expenses	74	60	36
Sales commissions	13	60	57
Conferences	301	93	33
Others	512	327	175
	3,204	1,917	1,063

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Payroll and related benefits (including share-based compensation)	2,262	1,403	965
Professional services	3,369	2,440	611
Others	226	282	138
	5,857	4,125	1,714

NOTE 15 - TAXES ON INCOME

A.	General:

The Company is assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation:

The Company is subject to Israeli corporate tax rate of 23% for the years ended December 31, 2022, 2021 and 2020.

The US subsidiary is subject to U.S. federal tax rate of 21% for the years ended December 31, 2022, 2021 and 2020.

The China subsidiary is subject to China tax rate of 2.5% up to taxable income of one million RMB, 5% on taxable income between one million RMB to three million RMB and 20% on taxable income higher than three million RMB, for the year ended December 31, 2022.

C.	Net loss carryforward:

As of December 31, 2022, the Company has an accumulated tax loss carryforward of approximately $74,710 in Israel, which may be carried forward and offset against taxable income in the future for an indefinite period.

D.	Tax assessments

The Company received final tax assessments in Israel through the year ended December 31, 2017.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 15 - TAXES ON INCOME (Cont.)

E.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,	As of December 31,
	2022	2021

Net loss carryforward	17,183	14,113
Other reserves and allowance	127	94
Total deferred tax assets	17,310	14,207
Valuation allowance	(17,310)	(14,207)
Net deferred tax asset	-	-

As of December 31, 2022, the Company has provided valuation allowances of $17,310 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

F.	Effective tax expense (benefit):

The components of loss before tax and a reconciliation of the Company’s tax expense to the Company’s theoretical statutory tax benefit is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020

Loss (profit) before taxes:
Local	16,952	10,081	3,735
Foreign[1]	26	(186)	(5)
Net loss, as reported in the consolidated statements of comprehensive loss	16,978	9,895	3,730
Israeli statutory income tax rate	23%	23%	23%

Theoretical tax benefit	3,905	2,276	858
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(3,905)	(2,161)	(858)
Other	-	(115)	-
Income tax expense	-	-	-

[1]	Foreign is amount related to the US & China Subsidiaries

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 16 - GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

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

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
Japan	1,130	1,380	2,097
Israel	30	108	7
United States	604	471	276
Thailand	30	964	528
Other[2]	1,291	1,215	960
	3,085	4,138	3,868

The following table sets forth reporting property and equipment information by geographic region:

	As of December 31,	As of December 31,
	2022	2021
Israel	929	622
United States	427	91
	1,356	713

The following table is a summary of customer concentrations as a percentage of revenue:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2022	2021	2020
Customer A	25%	30%	47%
Customer B	-	*	14%
Customer C	*	23%	-
Customer D	20%	11%	*

*	Lower than 10%
[2]	No country represented is greater than 10% of our revenue as of the years presented, other than the countries presented above.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 17 - SUBSEQUENT EVENTS

The following are the significant events that took place subsequent to December 31, 2022:

(a)	On February 19, 2023, the Company granted 1,080,992 options to purchase an aggregate of 1,066,528 ordinary shares to 75 optionees of the Company, as follows: 172,321 options to the Company’s CEO, the Chairman of the Board and a member of the board, 252,371 options to six officers of the Company and 656,300 options to 67 employees of the Company, at an exercise price of NIS 4.68 (approximately $1.37) per share. The options granted to the CEO, chairman of the board, board member and the officers will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from February 19, 2023. The options granted to the 67 employees will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

(h)	On February 19, 2023, the Company granted to a consultant of the company 41,412 options to purchase an aggregate of 41,412 ordinary shares, at an exercise price of NIS 4.68 (approximately $1.37) per share. The options will vest as follows: 6 equal quarterly installments from February 19, 2023. The options are exercisable for 10 years from the date of grant.