Form 20-F
period 2023-12-31
IceCure Medical Ltd.
filed 2024-04-03
CIK 1584371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Eyal Shamir

Chief Executive Officer

IceCure Medical Inc.

7 Ha’Eshel St., PO Box 3163

Caesarea, 3079504 Israel

Tel: +972.4.6230333

 (Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, no par value	ICCM	The Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

45,729,684 ordinary shares as of December 31, 2023.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☐    No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☒

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

i

IceCure Medical Ltd.

INTRODUCTION

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on liquid nitrogen, or LN2, for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system and its associated cryoprobes.

In addition to our continued efforts at improving our core technology, including our existing lead product, the ProSense system, we are also focused on new products. This includes our next generation single probe system, or XSense system, for which we have submitted for 510(k) regulatory clearance from the United States Food and Drug Administration, or FDA. We expect the XSense system to be more efficient and user friendly. We are also developing our next generation multi probe system, or MultiSense, which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

We believe that obtaining regulatory approval for our existing and next generation products for specific indications will help us grow our business. As of December 31, 2023, we have received a broad range of regulatory approvals for our systems to treat tumors in the lungs, kidneys, bones and other indications. In the United States our products are approved as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, and MultiSense (which has not been commercialized) cryoablation systems. Although our existing, “IceCure Family” systems have regulatory approvals from the FDA for commercialization in the United States, we have yet to receive regulatory approval for such systems for treatment of malignant breast tumors, which requires a separate approval from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States. On October 18, 2022, we requested that De Novo classification be accepted for our “IceCure Family” systems for breast cancer indication. Because of this De Novo classification request, we will be required to accept special controls imposed by the FDA in relation to the production process and post-market monitoring. If a De Novo classification is not approved by the FDA as the regulatory pathway, the FDA will accept only pre-market approval, or PMA, in which case we would expect the timeline for marketing approvals to take longer for our associated costs to be higher relative to 510(k) or De Novo approval.

IceCure’s cryoablation system currently has regulatory approval for various indications in 15 countries, including in several European countries, the U.S., and China.

We are an Israeli corporation based in Caesarea, Israel and were incorporated in Israel in 2006. On February 2, 2011, we became a public company in Israel and our Ordinary Shares were listed for trade on the Tel Aviv Stock Exchange, or the TASE. On August 26, 2021, our Ordinary Shares were listed for trade on the Nasdaq Capital Market, or Nasdaq. As of July 24, 2023, our Ordinary Shares are no longer listed on the TASE and trade exclusively on Nasdaq. Our principal executive offices are located at 7 Ha’Eshel St., PO Box 3163, Caesarea, 3079504 Israel. Our telephone number in Israel is +972-4-6230333. Our website address is http://www.icecure-medical.com. The information contained on, or that can be accessed through, our website is not part of this report. We have included our website address in this report solely as an inactive textual reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements,” including some of the statements made under Item 3.D. “Risk Factors,” Item 5 “Operating and Financial Review and Prospects,” “Business” and elsewhere in this annual report constitute forward-looking statements. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “predict,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

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

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our available cash our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to internally develop new inventions and maintain and protect our European, U.S. and other patents, and other intellectual property;

●	our ability to obtain and maintain regulatory approvals for our products and their associated indications for use;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel’s multi-front war; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.6270 = USD 1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 29, 2023.

This report contains trademarks, trade names and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this report may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.

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

v

Risks Related to Our Financial Condition and Capital Requirements

●	we have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future;

●	we have generated minimal revenues from product sales and may never be profitable, even if we receive regulatory approval to commercialize our products in additional geographical territories and indications; and

●

we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our commercialization and product development efforts, expansion to new markets, or other activities.

●

our management team concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubts about the Company’s ability to continue as a going concern.

Risks Related to Our Business and Industry

●	we are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense, XSense and MultiSense systems;

●	if we fail to maintain existing strategic relationships with Terumo Corporation and Shanghai Medtronic Zhikang or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we manage our business through a small number of employees and key consultants. We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	if we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks;

●	we face intense competition in the market, and as a result we may be unable to effectively compete in our industry;

●	our commercial success is very much dependent on third-party payors to provide adequate insurance coverage and reimbursement for the use of our systems, or any future products that we may commercialize;

●	our management team has limited experience managing a U.S. reporting company; and

●	our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

Risks Related to Product Development and Regulatory Approval

●	our, or our partners’ clinical trials may encounter delays, suspensions or other problems;

●	the results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any clinical trials will yield the results we anticipate, be successful or lead to results sufficient for the necessary regulatory approvals;

●	we may not receive, or may be delayed in receiving, the necessary clearances or approvals for our current products or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business;

●	preliminary data that we or others announce or publish from time to time with respect to our products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data;

●	the misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that may lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly;

●	our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to immediately report to all relevant regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	if we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products;

●	disruptions at the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business;

Risks Related to Our Intellectual Property

●	if we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us; and

●	third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts;

Risks Related to the Ownership of our Securities

●	our principal shareholders, officers and directors currently beneficially own approximately 56% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval;

●	because we are a “controlled company” within the meaning of the Nasdaq Stock Market rules, our shareholders may not have certain corporate governance protections that are available to shareholders of companies that are not controlled companies; and

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC;

Risks Related to Israeli Law and Our Operations in Israel

●	current and potential political, economic and military instability in Israel, where our headquarters, most members of management and our board of directors, research and development activities, production facilities and employees are located, including Israel’s ongoing multi-front war with terrorist groups in neighboring countries, such as Hezbollah in Lebanon and Hamas in the Gaza Strip, may adversely affect our results of operations;

●	the termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes;

●	we may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us. We may also not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products;

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received;

●	provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders; and

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Enforceability of Civil Liabilities

investors may have difficulty enforcing judgements against us, our directors and management due to certain jurisdictional constraints and challenges.

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

Risks Related to Our Financial Condition and Capital Requirements

Our management has concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Since our inception, we have accumulated losses of $90,061 thousand as of December 31, 2023. In the year ended December 31, 2023, we generated losses of $14,652 thousand and negative cash flows from operating activities of $12,521 thousand. We expect that we will continue to generate substantial operating losses and fund our operations primarily through the utilization of current financial resources, sales of our products, and additional raises of capital. These conditions raise substantial doubts about our ability to continue as a going concern. Our plan involves raising funds from existing shareholder and potential investors. There is no assurance, however, that such funding would be available to us, that it could be obtained on favorable terms, or that we will be provided with sufficient funds to continue to develop and commercialize our products.

We have a limited operating history and we have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a medical device company with a limited operating history. To date, we have focused on developing our first commercial product for cryoablating tumors, the ProSense system, collecting clinical data, obtaining regulatory approvals in different geographical territories and indications and initiated our commercialization effort. We have funded our operations to date primarily through raising capital on Nasdaq, private offerings, minimal sales of our ProSense system and its components, including affiliated needles, or Probes, guiding needles, or Introducers and other products, which we collectively refer to as disposables, loans, convertible loans and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have generated minimal revenues from the sale of our ProSense system and its disposables (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including operating losses of $15,576 thousand and $16,739 thousand for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, we had an accumulated deficit of $90,061 thousand. Substantially all of our operating losses resulted from costs incurred in connection with our development of our technology, business development and commercialization and from general and administrative costs associated with our operations.

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

Our research and development expenses may increase in connection with our planned expanded research and development efforts, including those conducted in connection with the development of our MultiSense system, and as we seek to receive approval from applicable regulatory authorities to commence commercialization of our ProSense system for treatment in breast cancer and other indications. In addition, if we obtain marketing approval for our ProSense system for the treatment of breast cancer and other indications in different countries across the world, including the United States, and for our XSense and MultiSense systems, we will likely incur significant outsourced manufacturing expenses, increased sales and marketing costs as well as costs related to obtaining medical coverage and reimbursement for our procedures, particularly in the United States. In addition, although we have certain regulatory approvals, these only allow us to conduct minimal commercialization of our products, and therefore we will need to seek additional regulatory approvals in order to initiate commercialization, in scale, that has the potential to generate significant revenues for us. Even if we were to receive marketing approval for our ProSense and MultiSense systems, we expect that we will continue to incur significant research and development expenses as we seek to improve our technology and effectively compete with our competitors and as we seek additional approvals for their use in different indications and marketing and commercialization costs.

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

The regulatory marketing approvals that we currently have are insufficient to generate significant revenue. Therefore, we expect to continue to incur significant losses until we are able to meaningfully commercialize our ProSense system, XSense or MultiSense systems, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our technology;

●	discover that there are robust technology changes in our field;

●	seek regulatory and marketing approvals for our medical devices, and more specifically, our ProSense system for treatment of breast cancer;

●	subject to the receipt of the applicable regulatory approvals, establish and expand a sales, marketing, and distribution infrastructure to commercialize our current ProSense system and our future XSense and MultiSense systems, and its disposables;

●	seek to identify, assess, acquire, license, and/or develop other medical devices companies and subsequent generations of our current medical devices;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through sales, equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market our ProSense system or any future products, including the XSense and MultiSense systems, our future revenues will depend on the market size (geographic and indication-specific) in which any such product receives approval and our ability to achieve sufficient market acceptance, competition, pricing, reimbursement from third-party payors for our ProSense, XSense and MultiSense systems or any future product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

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

In addition to our dependency on receiving adequate regulatory approvals to market our products to our target market (geographic and indication-specific), our ability to generate significant revenues and achieve profitability also depends on our success in many areas, including but not limited to:

●	complete research and development of our MultiSense and ProSense systems and any future products in a timely and successful manner;

●	obtain market acceptance, if and when approved, of our ProSense and MultiSense systems and any future products from the medical community, patients and third-party payors;

●	enter into agreements with commercial partners;

●	obtain sufficient clinical evidence from our trials and commercial procedures, and publish such data;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our ProSense, XSense and MultiSense systems and any future product candidates that is compliant with current good manufacturing practices, or cGMPs, or any other applicable regulations or standards;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our ProSense, XSense and MultiSense systems and any future products, if and when approved for marketing by regulators;

●	maintain sufficient average selling price for our products and the revenues margin that we generate;

●	launch and commercialize any products for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	accurately identifying demand for our ProSense, XSense and MultiSense systems or any future products;

●	ensure our products are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our technology or its prospective usage by medical professionals;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

We expect that we will need to raise substantial additional funding in order to continue our operations, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our commercialization and product development efforts, expansion to new markets, or other activities.

As of December 31, 2023, our cash and cash equivalents and deposits were approximately $11.1 million, and we had working capital of $10,313 thousand and an accumulated deficit of $90,061 thousand. Our current cash and cash equivalents position is not sufficient to fund our planned operations for at least the next 12 months beyond the filing date of this Annual Report. We expect that we will require substantial additional capital to commercialize our ProSense system and to develop and commercialize our XSense and MultiSense systems. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our ProSense, XSense and MultiSense systems and any future product candidates. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our ability to raise capital could be affected by various factors, including clinical adverse events. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization of our ProSense, XSense or MultiSense systems or any other products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates, fluctuations in inflation rates and uncertainty about economic stability. For example, the ongoing conflicts between Ukraine and Russia and in the Middle East have created volatility in the global capital markets and may have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations, financial condition and our ability to raise funds.

Risks Related to Our Business and Industry

We are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense, XSense and MultiSense systems.

Our ProSense system, our second generation cryoablation system, is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to manufacture our ProSense at a large scale, and commercialize our ProSense system for the treatment of breast cancer, and other intended uses in the field of interventional oncology (including kidney cancer, lung cancer, liver cancer and bone cancer) and our failure to do so could cause our business to fail. Successful production and commercialization of medical devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the production and commercialization of our ProSense system, will have a negative impact on our business, financial condition, results of operations and prospects. We have limited experience in commercializing our ProSense system and we may face several challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our MultiSense system or any future products;

●	we may not be able to manufacture our ProSense system in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to establish adequate sales, marketing and distribution channels for our products;

●	healthcare professionals, medical providers and patients may not accept our products;

●	we may not be aware of possible complications from the continued use of our ProSense system since we have limited clinical experience with respect to the actual use of our ProSense system;

●	technological breakthroughs solutions in the ablation of tissues may reduce the demand for our ProSense system;

●	third-party payors may not agree to reimburse sufficiently, or at all patients or healthcare providers for any or all of the procedures conducted with our ProSense system, which may adversely affect medical providers, and patients’ willingness to use our ProSense system;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory clearance or approvals in our target markets (geographic and indication-specific) or may face adverse regulatory or legal actions even if regulatory approval is obtained;

●	prices may adversely affect patients’ willingness to use our ProSense system; and

●	guidelines published by the medical community may not recommend the use of our ProSense, XSense and MultiSense systems or any future products for certain indications, which may adversely affect healthcare users willingness to use our ProSense, XSense and MultiSense systems or any future products.

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

We may need, or decide it is otherwise advantageous to us, to obtain the assistance of additional distributors to market and distribute our future products and technologies, as well as to market and distribute our existing ProSense, XSense and MultiSense systems, to existing or new markets or geographical areas. We may not be able to find additional distributors who will agree to and are able to successfully market and distribute our systems and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline. In addition, our distributors may choose to favor the products of our competitors over ours and give preference to them.

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

We might have insufficient financial resources to improve our ProSense system or complete the development of our MultiSense system, and any other future products, and advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our present services or devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect our business and results of operations.

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

Our business will be dependent upon success in our customer acquisition strategy. If we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in the United States, Europe and Southeast Asia, as well as entering additional markets (geographic and indication-specific) to commercialize our XSense and MultiSense systems and any other future products. We believe that our expanded growth will depend on the further development, regulatory approval(s) and commercialization of our ProSense, XSense and MultiSense systems. If we fail to commercialize our products in a timely manner and across a range of indications, including breast cancer, we may not be able to expand our markets or to grow our revenue, and our business and financial condition may be adversely impacted. If medical practitioners do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in sales growth could cause us to enter into sales or distribution agreements on terms less favorable to us or cause us to license our technology on unfavorable and unexpected terms, which may have a material and adverse impact on our revenue, business, reputation, financial condition and results of operations.

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

The success of certain services and products that we provide are dependent upon third-party service providers. Such service providers include manufacturers of proprietary custom components for our ProSense, XSense and MultiSense systems. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damages or injuries.

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

As of December 31, 2023, we had 71 full-time employees and 6 part time employees. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, our VP Research and Development and our Chief Executive Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

Competition in the medical devices and cancer treatment market is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our ProSense, XSense and MultiSense systems, as compared to other solutions currently available in the market for the treatment of tumors and potential future medical devices incorporating our principal technology or offering other advanced cryoablation, heat ablation or other non or minimal invasive solutions. For example, since the currently accepted treatment for breast cancer is surgery, we will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before we will be able to gain market acceptance for our ProSense system as a treatment to breast cancer. If our competitors offer significant discounts on certain products and solutions, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that we may develop, we may not convince our customers to use our products and solutions. Any such changes would likely reduce our commercial opportunity and revenues potential and could materially adversely impact our operating results.

Our commercial success is very much dependent on third-party payors to provide adequate insurance coverage and reimbursement for the use of our systems, or any future products that we may commercialize.

Our ProSense, XSense and MultiSense systems, and any other product in our development pipeline, is not yet approved for third-party payor coverage or reimbursement in some of the geographical markets in which we operate, or plan to operate in the future. Such reimbursement may vary based on the particular device used in providing services and is based on the identity of the third-party. Our ability to maintain a leading position in the medical device market, and specifically in the cancer care market, depends on our relationships with private third parties.

We expect to engage with private third parties to allow our customers to receive reimbursement from insurance companies for our ProSense, XSense and MultiSense systems. The loss of a significant number of private third-party contracts may have an adverse effect on our revenues, which could have an adverse effect on our business, financial condition and results of operations. Over the past few years, reimbursement rates from certain third parties have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply on more third parties.

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

Most members of our management team do not have experience managing a publicly traded company in the United States, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies in the United States. Although we were also a public company in Israel, our management team may not successfully or efficiently manage our transition to being a public company in the United States that is subject to significant regulatory oversight and reporting obligations under the U.S. federal securities laws and the continuous scrutiny of securities analysts and investors. These obligations and constituents will require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, financial condition, results of operations and prospects.

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

Even though we believe we carry commercially reasonable business interruption and liability insurance, we might suffer losses as a result of business interruptions that exceed the coverage available under our insurance policies or for which we do not have coverage. For example, we are not insured against terrorist attacks. Any natural disaster or catastrophic event could have a significant negative impact on our operations and financial results. Moreover, any such event could delay the development of our product candidates (see “Item 16.K. Cybersecurity” for additional information).

Our business and operations would suffer in the event of computer system failures, cyber-attacks or a deficiency in our cybersecurity.

Despite the implementation of security measures intended to secure our data against impermissible access and to preserve the integrity and confidentiality of our data, our internal computer systems, and those of third parties on which we rely, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside our organization, or persons with access to systems inside our organization. The risk of a security breach or disruption, particularly through cyber-attacks or cyber intrusion, including by computer hackers, foreign governments, and cyber terrorists, has generally increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. If such an event were to occur, it could result in a material disruption of our sales, operations, and new product development programs. For example, the loss of clinical trial data from completed or ongoing or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach was to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur material legal claims and liability, including under data privacy laws such as the GDPR, damage to our reputation, and the further development of our new products could be delayed. (see “Item 16.K. Cybersecurity” for additional information).

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

We expect our ProSense, XSense and MultiSense systems and any future products we develop to be regulated by the FDA as medical devices. Regulation in the United States may subject us to the jurisdiction of the FDA, the U.S. Department of Justice, or the DOJ, and the U.S. Health and Human Services-Office of the Inspector General, or the HHS. Outside of the United States, we may be subject to the regulation of the FDA’s foreign counterparts as well as other foreign regulators. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

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

Our clinical trials or the clinical trials of our partners may encounter delays, suspensions or other problems.

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

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our ProSense, XSense and MultiSense systems or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business.

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

In the United States, we cleared the 510(k) application process and received regulatory clearance to market our ProSense system and related accessories systems for the treatment of kidney and liver tumors. Specifically, FDA 510(k) clearance covers IceSense3, ProSense, and MultiSense systems, including the ancillary products thereto, such as Probes and ancillary products, and software updates. However, even after receiving this regulatory clearance from the FDA, we require additional approvals from the FDA in order to begin commercialization efforts capable of generating significant revenues for us.

Our 510(k) application may not be cleared by the FDA in a timely manner or at all. We have submitted for De Novo classification for approval of our ProSense system with regards to breast cancer indication. This was denied on September 16, 2023 and in response, we filed a request for supervisory review under 21 CFR 10.75 on November 15, 2023. On January 24, 2024, we received notification from the FDA that our request was affirmed since the FDA determined that there is sufficient basis to reopen the De Novo file so that we can submit new data and so that the FDA can evaluate it. In the letter, the FDA requested us to submit the full 5-year dataset from our ICE3 trial (see “Item 4.B Business Overview” for additional information). If cleared, any modification to our ProSense system that has not been previously cleared for treatment of the indication for which approval was granted may require us to submit a new 510(k) premarket notification and obtain clearance, or submit a PMA and obtain FDA approval prior to implementing the change. Specifically, any modification to a 510(k)-cleared device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

The trading price of our Ordinary Shares may be volatile. The market price for the Ordinary Shares may be influenced by many factors, including:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the cryoablation of tumors or any other indication that we may seek to develop;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the biotechnology industry in general;

●	our commencement of, or involvement in, litigation;

●	any major changes to our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation or changes to healthcare payment systems;

●	the depth of the trading market in our Ordinary Shares;

●	termination or expiration of the lock-up agreements or other restrictions limiting our ability or that of any of our existing shareholders to sell our Ordinary Shares (or any other securities that we may issue, if any);

●	general economic weakness, including inflation, or industry and market conditions;

●	business interruptions resulting from an epidemic or pandemic, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

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

Our principal shareholders, officers and directors currently beneficially own approximately 56% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 29, 2024, our principal shareholders, officers and directors beneficially own approximately 56% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

Because we are a “controlled company” within the meaning of the Nasdaq Stock Market rules, our shareholders may not have certain corporate governance protections that are available to shareholders of companies that are not controlled companies.

So long as more than 50% of the voting power for the election of directors is held by an individual, a group or another company, we will qualify as a “controlled company” within the meaning of the Nasdaq Stock Market rules. As of December 31, 2023, Epoch Partner Investments Limited, or Epoch, controls approximately 52.6% of the combined voting power of our outstanding Ordinary Shares. As a result, we are a “controlled company” within the meaning of the Nasdaq Stock Market rules and are not subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the board of directors selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. As of the date of this this annual report on Form 20-F, we do not intend to take advantage of the exemptions from the Nasdaq Stock Market corporate governance listing requirements available to a “controlled company”. However, should we later choose to do so, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

If we are unable to comply with the Nasdaq continued listing requirements, our Ordinary Shares could be delisted from Nasdaq, which may have a material adverse effect on our liquidity, the ability of shareholders to sell their Ordinary Shares and our ability to obtain additional financing.

Our listing on Nasdaq is conditioned on our continued compliance with Nasdaq’s continued listing requirements, including maintaining a minimum bid price of $1.00 per Ordinary Share, pursuant to Nasdaq Listing Rule 5550(a)(2), or the Minimum Bid Requirement.

On October 31, 2023, we were notified by the staff of Nasdaq that we were not in compliance with the Minimum Bid Requirement as our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. On January 12, 2024, the staff of Nasdaq determined that since the Company’s minimum bid price had been at $1.00 or greater for ten consecutive business days from December 28, 2023 through January 11, 2024, we regained compliance with the Minimum Bid Requirement.

Even though we have regained compliance with the Minimum Bid Requirement, there can be no assurance that our share price will not again fail to satisfy the Minimum Bid Requirement or other Nasdaq continued listing requirements. If we are unable to maintain compliance with the Nasdaq continued listing requirements, Nasdaq could initiate delisting proceedings or delist our Ordinary Shares from trading on its exchange which may have a material adverse effect on us and our shareholders, including reduced liquidity with respect to our Ordinary Shares decrease our ability to issue additional securities or obtain additional financing in the future.

Risks Related to Israeli Law and Our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war with terrorist groups in neighboring countries such as Hezbollah in Lebanon and Hamas in the Gaza Strip and Israel’s response thereto.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks.

The intensity and duration of Israel’s current war is difficult to predict, as are such war’s implications on our business and operations. While none of our supply chains have been impacted since the war broke out on October 7, 2023, the ongoing war may create supply and demand irregularities in Israel’s economy in general or lead to macroeconomic indications of a deterioration of Israel’s economic standing, which may have a material adverse effect on us and our ability to effectively conduct our operations. Such potential disruption to our operations may include certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Iranian-backed Houthi Movement.

In connection with the Israeli security cabinet’s declaration of war against Hamas and possible or currently occurring hostilities with other organizations, several hundred thousand Israeli military reservists were drafted to perform immediate military service. Ten of our employees, none of whom are members of management, were called up as reservists to active military duty. These reservist employees have since been discharged and returned to employment, however they may be called to military service again. In addition, we rely on service providers located in Israel and our employees or employees of such service providers may be called for service in the current or future wars or other armed conflicts with Hamas and such persons may be absent from their positions for a period of time. As of April 3, 2024, any impact as a result of the number of absences of our personnel and personnel at our service providers or counterparties located in Israel has been manageable. However, military service call ups that result in absences of personnel from our service providers or contractual counterparties in Israel may disrupt our operations and absences for an extended period of time may materially and adversely affect our business, prospects, financial condition and results of operations.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. It is possible that other terrorist organizations, including Palestinian military organizations in the West Bank or the Houthi Movement in Yemen, as well as other hostile countries, such as Iran, will join the hostilities. Such hostilities may include terror and missile attacks. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations and results of operations. Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to the Hamas attack in October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. The risk of such negative developments has increased in light of the recent Hamas attacks and the war against Hamas declared by Israel, regardless of the proposed changes to the judicial system and the related debate. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

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

The Israeli government currently provides tax and capital investment incentives to Israeli companies, as well as grant and loan programs relating to research and development and marketing and export activities. In recent years, the Israeli government has reduced the benefits available under these programs and the Israeli governmental authorities may in the future further reduce or eliminate the benefits of these programs. We may take advantage of these benefits and programs in the future; however, there can be no assurance that such benefits and programs will be available to us. If we qualify for such benefits and programs and fail to meet the conditions thereof, the benefits could be canceled, and we could be required to refund any benefits we might already have enjoyed and become subject to penalties. Additionally, if we qualify for such benefits and programs and they are subsequently terminated or reduced, it could have an adverse effect on our financial condition and results of operations.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $2.6 million (including accumulated interest) that we received from the IIA as of December 31, 2023. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received and bearing interest rate at an annual rate of SOFR applicable to U.S. dollar deposits. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Risks Related to Enforceability of Civil Liabilities

Investors may have difficulty enforcing judgments against us, our directors and management.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. Additionally, Israeli courts might not enforce judgments rendered outside Israel, which may make it difficult to collect on judgments rendered against us or our non-U.S. officers and directors. Moreover, an Israeli court will not enforce a non-Israeli judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases), if its enforcement is likely to prejudice the sovereignty or security of the State of Israel if it was obtained by fraud or in the absence of due process, if it is at variance with another valid judgment that was given in the same matter between the same parties, or if a suit in the same matter between the same parties was pending before a court or tribunal in Israel at the time the foreign action was brought. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

One member of our board of directors, Mr. Yang Huang, is a citizen of and is located in China. The recognition and enforcement of foreign judgments are provided for under Chinese Civil Procedures Law. Chinese courts may recognize and enforce foreign judgments in accordance with the requirements of Chinese Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to Chinese Civil Procedures Law, Chinese courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of Chinese laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a Chinese court would enforce a judgment rendered by a court in the United States on Mr. Huang and attempts to enforce such a judgment in China could be costly, time consuming and ultimately unsuccessful.

Another member of our board of directors, Mr. Vincent Chun Hung Chan, is a citizen of both Great Britain and Hong Kong and is located in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States and attempts to enforce such a judgment in Hong Kong on Mr. Chan could be costly, time consuming and ultimately unsuccessful.

To the extent any of our directors are located in China or Hong Kong, it may be difficult for you to enforce liabilities and enforce judgments on these individuals, for you to effect service of process within the United States upon these persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of the foregoing, you may have more difficulties in protecting your interests through actions against us, our officers or directors than would shareholders of a company incorporated in a jurisdiction in the United States.

ITEM 4. INFORMATION ON THE COMPANY

A.	History and Development of the Company.

We are an Israeli corporation based in Caesarea, Israel and were incorporated in Israel in 2006. On February 2, 2011, we became a public company in Israel and our shares were listed for trade on the TASE. On August 26, 2021, our shares were listed for trade on Nasdaq under the symbol “ICCM.” On July 24, 2023, we delisted our Ordinary Shares from the TASE.

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

In 2022 and 2023, our capital expenditures amounted to $891 thousand and $480 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems, disposables and technologies based on LN2 for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system, as pictured below, and the associated cryoprobes.

In addition to our continued efforts at improving our core technology, including our existing lead product, the ProSense system, we are also focused on new products. This includes our XSense system for which we have submitted for 510(k) regulatory clearance from the FDA. We expect the XSense system to be more efficient and user friendly. We are also developing MultiSense which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

We believe that obtaining regulatory approval for our existing and next generation products for specific indications will help us grow our business. As of December 31, 2023, in the United States, we have a broad range of regulatory approvals for our systems to be used as a cryosurgical tool in the fields of general surgery, dermatology, neurology (including cryoanalgesia), thoracic surgery, ENT, gynecology, oncology, proctology and urology. In the United States our products are approved as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, and MultiSense (which has not been commercialized) cryoablation systems. Although our existing, “IceCure Family” systems have regulatory approvals from the FDA for commercialization in the United States, we have yet to receive regulatory approval for such systems for treatment of malignant breast tumors, which requires separate approval from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States.

On October 18, 2022, we requested that De Novo classification would be granted for our “IceCure Family” systems for breast cancer indication. Because of this De Novo classification request, we would be required to accept special controls imposed by the FDA, mainly on the production process and post-market monitoring. This De Novo classification request regulatory filing with the FDA for marketing authorization was based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives). On September 20, 2023, we received notice that the FDA denied our De Novo classification request and on November 15, 2023 we filed a request with the FDA for supervisory review under 21 CFR 10.75. On January 30, 2024, we announced that the FDA responded affirmatively to our request. and The FDA determined that there is sufficient basis to reopen the De Novo file if we submit the full 5-year dataset from our ICE3 trial. On March 15, 2024, the last patient in the ICE3 trial concluded her 5 year-follow-up. 96.39% of the patients from the study were local recurrence-free with no significant device-related adverse events or complications reported. We intend to compile and submit the dataset in April 2024. Furthermore, the FDA requested that we submit a comparative analysis of the ICE3 results versus the data from the LUMINA study- a study sponsored by the Ontario Clinical Oncology Group that evaluated the risk of recurrence in patients with low-risk Luminal A breast cancer who were treated with lumpectomy surgery with adjuvant hormone therapy.

See “Item 4.B. Business Overview – Government Regulation” and “Item 4.B. Business Overview – Malignant Breast Tumors” for additional information.

In order to gain market acceptance in the United States, we will require specific approval from the FDA for our ProSense system for breast cancer indication, which we hope to obtain based on the interim analysis of our ICE3 trial, the results of which are expected to be submitted in April 2024. Other key steps to gaining market acceptance depends on the American Society of Breast Surgeons, or the ASBrS, amending their guidelines to support cryoablation as an alternative to surgery, applying for CPT1 codes for cryoablation for breast cancer (with the support of the ASBrS), negotiate medical coverage for our systems from medical insurers and collaborating with a major distributor of medical devices (see ““Item 4.B. Business Overview – Government Regulation – FDA Regulation of Medical Devices” and “Item 3.D. Risk Factors – Risks Related to Product Development and Regulatory Approval” for additional information).

In addition, there is significant competition in the medical devices and cancer treatment market. Some of our competitors possess significant market share, reputations, and longevity within the industry and have greater brand recognition and financial and human resources than us. They also have more experience and capabilities in researching and developing testing devices, obtaining and maintaining regulatory clearances, manufacturing and marketing those products and other requirements, than us. Their dominant market positions and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales and capture market share.

To date, we have incurred significant operating losses, generated minimal revenues from product sales, and as of December 31, 2023 and 2022, our accumulated deficit was $90.1 million and $75.4 million, respectively. We expect that we will need to raise substantial additional funding in the future (see “Item 3.D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”).

In Europe, China, Singapore, India, Hong Kong, Russia, Thailand, Taiwan, South Africa, Mexico, Australia, Israel, Costa Rica, and Brazil we have regulatory approvals for either our ProSense or our IceSense3 systems, or, in certain countries, both products (see “Item 4.B. Business Overview – Our Products – Regulatory Approvals” for additional information). In addition, in order to generate significant revenue, we are applying for additional regulatory approvals for our products for specific indications in countries where we already have general regulatory approvals. In these countries, we are seeking regulatory approval for the treatment of specific tumors, including those found in breast, lungs, kidneys and bones. In addition, we are seeking regulatory approvals for our systems in other countries where we believe that there is significant potential for sales of our products. On March 28, 2023, we announced that the National Medical Products Administration, or NMPA, of China approved the IceSense3 disposable cryoprobes for commercial use, to be used in combination with our IceSense3 system console. This approval will enable us to market our disposable IceSense3 cryoprobes for commercial procedures.

The procedure using our ProSense system begins with the introduction of our proprietary disposable probes, through a small pea-sized incision in the skin, into the tumor while the patient is under local anesthesia and/or sedation. The probe is guided by high-resolution ultrasound (for breast tumors) or computed tomography, or CT (for other indications). For some indications guiding needles (introducers) are used to guide the probe to the tumor. Once the probe is in place, LN2 is introduced into the probe in a closed-loop circuit, so that LN2 does not enter the body, and creates a freezing zone around the tip of the probe. During the freeze cycle, an ice ball forms in the freezing zone and encompasses the tumor, ablating the cancer or benign tumor. The ice ball form can be monitored by the physician using ultrasound or CT in order to avoid causing damage to the healthy tissue surrounding the tumor. Several minutes after the procedure is completed, the ice ball thaws and, as a result thereof, there is no need for surgical removal of the dead tumor tissue as the dead tissue is naturally absorbed by the body. The entire cryoablation procedure of freeze-thaw-freeze with our ProSense system generally takes between 15 to 40 minutes, the precise time depending on the size, type and location of the tumor. The same system configuration can be used for and was designed to treat both malignant and non-malignant tumors. However, there is usually a different configuration for the probe handle between the systems used to treat breast tumors (with a primarily straight handle) and used to treat other indications (with a 90-degrees handle) due to the different imaging devices that are used in each instance (see “Item 4.B. Business – Our Products” for additional information). Pictured below is our system forming an ice ball (which in practice forms around the tissue within the body) in ultrasound gel.

As a minimally invasive alternative to surgery, cryoablation is much less traumatic than open surgery, and, based on current data, we believe this treatment is more affordable, entails less risk and generally results in fewer side effects and complications than open surgery. On the patient side, following procedures with our cryoablation technology, patients usually can resume normal activities within 24 hours after the procedure. In addition, the use of our technology in breast procedures eliminates the need for a post-procedure reconstruction surgery. Moreover, our procedure eliminates the need for re-excision following a lumpectomy for breast cancer, which ranges between 14% to 20% of initial lumpectomies. This data is indicated in a study published on February 21, 2019 by Liska Havel, Himani Naik, Luis Ramirez et al titled “Impact of the SSO-ASTRO Margin Guideline on Rates of Re-excision After Lumpectomy for Breast Cancer: A Meta-analysis,” and a study published on May 20, 2020, in the Journal of Clinical Oncology by Mariana Chavez-MacGregor, Xiudong Lei, Nina Tamirisa. Abigail Suzanne Caudle, Sharon H. Giordano entitled “Re-excision rates among older breast cancer patients undergoing breast-conserving surgery (BCS)_ Impact of the SSO-ASTRO consensus guideline on margins”. On the health provider side, procedures with our cryoablation technology for breast tumors may be carried out in a clinic, while treatment for other indications can generally be carried out as an outpatient procedure, in a CT room. As a result, the potential profit margins for health care providers and payors are greater than most of the current surgical procedures that are conducted in the operating room, which entail additional and expensive cost elements for the operating room and its staff. In addition, we believe that our LN2-based technology provides patients, medical service providers, physicians and insurers with advantages versus our competitors, especially those using heat to treat tumors, also known as thermal ablation (otherwise known as heat ablation). For example, the freezing effect on tissue from cryoablation results in less pain, and accordingly less anesthesia (which also reduces costs). A study published on April 8, 2021 by Elles M.F. van de Voort et al titled “Thermal Ablation as an Alternative for Surgical Resection of Small (≤2 cm) Breast Cancers: A Meta-Analysis” suggested that cryoablation has the lowest complication rate among breast cancer tumor procedures and the advantage of an analgesic effect. In addition, in comparison to the treatment of tumors with heat, when treating a tumor with cryoablation, the freezing does not cause evaporation of the treated tissue and therefore provides the physician conducting the treatment with a clearer view of the tissue, which we believe enables the physician to carry out the procedure more accurately with a precise view of the tumor and the treated area

On September 28, 2023, an independent study, overseen and conducted at the Breast Center of Excellence and the Department of Surgery, School of Medicine at Texas Tech University Health Sciences Center, was published called “Cryoablation Allows the Ultimate De-escalation of Surgical Therapy for Select Breast Cancer Patients” in the Annals of Surgical Oncology. The study’s authors concluded that the success of the clinical trial analyzed in the paper showed that cryoablation is as effective as surgical resection for early-stage, low-risk tumors, is a superior alternative financially. Furthermore, they concluded, the two multi-institutional studies on cryoablation by Simmons et al. on ACOSOG Z-1072 and Fine et al. on ICE3 have shown that cryoablation ensures surgical de-escalation for small, early-stage, low-risk breast cancers. On October 17, 2023, a paper called “Cryoablation Therapy for Early-Stage Breast Cancer: Evidence and Rationale”, co-authored by Robert C.Ward, MD and Alexander B. Sevrukov, MD, was published in the Journal of Breast Imaging. The paper describes the efficacy of less aggressive and invasive treatment of early-stage breast cancer of patients who have small, lower-risk tumors. Furthermore, it highlights the faster recovery, improved cosmetics and that it has advantage of being administered under local anesthesia.

On November 22, 2023, a study was published called “Piezo1 facilitates optimal T cell activation during tumor challenge” in Oncolmmunology. The study explored the role of the Piezo1 protein in regulating T-cell tumor immune-mediated rejection of soft tissue tumors through cryoablation. The data from the study show that cryoablation induces immune rejection by enhancing CD8+ T cell activation. Increased activation and responsiveness, leading to a more robust immune response against abnormal cells, was detected up to 2 weeks after cryoablation, displayed as an increase in CD25 and interferon gamma expression on CD8+ T cells.

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

Revenues and Growth Strategy

Our strategic objective is to be the leader in the field of cryoablation treatment for benign and malignant breast tumors and other interventional oncology indications. Using our innovative ProSense LN2 cryoablation system (and, in the future, potentially using our next generation systems) and propriety disposable probes and introducers, we intend to create a recurring revenues stream by selling single use probes to the users of our ProSense system. For tumors which are not in the breast, we also sell a disposable (single use) introducer which is used to assist with navigating the probe to the tumor.

Our revenues are based on a number of business models.

●	Sale of the system and disposables to distributors and/or to end users.

●	Placement of our systems under an end user commitment to purchase a minimum number of disposable probes per month.

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

In order to generate significant revenues, we believe that we need to achieve each of the following milestones: (i) FDA approval for commercialization of our products for treatment of malignant tumors in breast, (ii) recommendations for the use of our products in guidelines of medical associations, such as the ASBrS, Society of Interventional Radiology, or SIR, Society of Interventional Oncology, or SIO, and others, (iii) the need to obtain category I CPT code and coverage for our products, and (iv) negotiate reimbursement with government and private insurers and payers. We believe that reaching these milestones, while focusing on our business growth strategy, will help us achieve greater revenues. Our growth strategy includes the following actions:

●	Obtaining regulatory approval for our ProSense and other future systems in countries within which we do not currently have regulatory approval as well as obtaining regulatory approvals for additional indications in countries within which we already have certain approvals. Specifically, we intend to seek to obtain FDA approval to commercialize our products for the treatment of malignant breast tumors.

●	Obtaining clinical data (by conducting both sponsored and independent clinical trials for our systems) and by gaining the support of these key opinion leaders.

●	Expanding our distribution network for further commercialization, which may include distribution and/or license agreements or other forms of collaborative agreements.

●	Obtaining the relevant approvals to allow for reimbursement to end-users of our systems.

●	Having cryoablation treatment included in the recommendation guidelines as a valid treatment option of certain medical associations, such as the ASBrS.

●	Continuing research and development efforts aimed at developing our MultiSense system. We believe that completing development of our MultiSense system and obtaining regulatory approval to commercialize our MultiSense system for a variety of indications, in the United States is necessary in order for us to grow our business.

●	Continuing our efforts to obtain regulatory approval for our XSense system so that we are able to commercialize it for a variety of indications so that we can grow our business.

●	Obtaining guidelines from relevant professional societies in the geographic territories we operate or plan to operate.

●	Expanding utilization and use of our products for breast cancer treatment by commercial sales and clinical studies around the world.

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

Clinical Trials in Cancerous (Malignant) Breast Tumors

We are currently sponsoring trial in the United States. Our systems and probes are being used in three clinical studies initiated by investigators for malignant breast tumors in Japan, Hong Kong and China, and the Netherlands. Based on data presented from the Kameda Medical Center in Kamogawa, Japan, since May 2012, more than 600 procedures for breast cancer have been performed at the Center using our cryoablation system.

Multi-Site Clinical Trial of the Cryoablation System ICE3 Study – United States

In May 2014, we initiated a multi-site clinical trial in the United States, which included participation of 19 sites across the U.S., including Columbia University Medical Center and Mount Sinai Beth Israel. The ICE3 trial was intended to expand the clinical base for using our cryoablation system for treating low-risk, small breast cancer tumors (up to 1.5 centimeters). The primary goal of ICE3 was to assess the effectiveness by the breast tumors local recurrence rates in patients who undergo cryoablation without excision for a follow-up period of five years. The inclusion criteria were patients over 65 years old with core biopsy-proven invasive ductal carcinoma with unifocal primary disease, tumor size less than 1.5 cm, Nottingham grade 1-2, estrogen and/or progesterone receptor positive and HER2 negative and breast size adequate for safe cryoablation. ICE3 is the largest controlled multi-location clinical trial ever performed for liquid nitrogen based cryoablation of small, low-risk, early-stage malignant breast tumors without subsequently removing them.

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

On October 18, 2022, we submitted a De Novo classification request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), the demographic of which comprises of approximately 43,000 women in the U.S. annually. On September 20, 2023, we received notice that the FDA denied our De Novo classification request and on November 15, 2023, we filed a request with the FDA for supervisory review under 21 CFR 10.75. On January 30, 2024, we announced that the FDA responded affirmatively to our request and the FDA determined that there is sufficient basis to reopen the De Novo file if we submit the full 5-year dataset from our ICE3 trial. On March 15, 2024, the last patient in the ICE3 trial concluded her 5 year-follow-up. 96.39% of the patients from the study were local recurrence-free with no significant device-related adverse events or complications reported. We intend to compile and submit the full dataset in April 2024. Furthermore, the FDA requested that we submit a comparative analysis of the ICE3 results versus the data from the LUMINA study- a study sponsored by the Ontario Clinical Oncology Group that evaluated the risk of recurrence in patients with low-risk Luminal A breast cancer who were treated with lumpectomy surgery with adjuvant hormone therapy.

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

Independent Study of the Cryoablation System – Spain

In October 2023, we announced that a University Hospital Lucus Augusti study, in Lugo, Spain, conducted a study of ProSense for cryoablation treatment of 31 patients for early-stage breast cancer patients. After a median follow-up of 10 months, cancer progression was observed only in one out of 31 patients, or a 96.8% success rate, that the lead radiologist cited as being evidence that our ProSense system is a safe and effective outpatient procedure for breast cancer.

Independent Study of the Cryoablation System – Italy

ProSense® is approved in Italy for numerous indications, including breast cancer. In February 2024, we announced new data from a preliminary independent breast cancer study conducted by Dr. Federica di Naro of Azienda Ospedaliero-Universitaria Careggi. Ultrasound-guided cryoablation using ProSense® was performed on 39 women between the ages of 60 to 92 who had biopsy-proven malignant lesions and were deemed inoperable due to advanced age and comorbidities or who refused surgery. Patients were monitored at one, three, six and 12 months post-procedure, at which time the tumor size reduction rate was evaluated by ultrasound. At 12 months post-procedure, the effectiveness of the procedure was further evaluated by core needle biopsy on the post-procedural scar (inside the breast at the site of the tumor) and contrast enhanced mammography (“CEM”) to determine the presence or absence of residual tumoral cells and the effectiveness of cryoablation. The median breast cancer tumor size reduction rates reported in the study were 27.8%, 60.9% 100.0% and 100.0% at one, three, six, and 12 months post procedure respectively.

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

Lung Cancer

The American Cancer Society has estimated that in 2024, approximately 234,580 new cases of lung cancer will be diagnosed in the United States while an estimated of 125,170 patients will die of such cancers in the United States during 2024.

Lung Cancer Clinical Trial

Since November 2013, an independent clinical trial in cryoablation of lung tumors in non-small cell carcinoma or metastatic lesions has been ongoing at the Kameda Medical Center in Kamogawa, Japan using our cryoablation system. In 2019, this study migrated to the Kashiwa Kusei General Hospital. Based on data provided to us, this trial is an ongoing trial, and to date, more than 400 procedures have been performed using our cryoablation system.

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

Kidney Tumors

The American Cancer Society has estimated that in 2024, approximately 81,610 new cases of kidney and renal pelvis cancer will be diagnosed in the United States, while an estimated of 14,390 patients will die of such cancers in the United States during 2024.

According to an article published in European Radiology in 2023, the cost of cryoablation of a kidney is about 77% of the cost of an open kidney surgery, also known as an open partial nephrectomy. Protocatechuic aldehyde yields a comparable health benefit at lower costs compared to open partial nephrectomy, making protocatechuic aldehyde the more dominant and cost-effective treatment.

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

On December 19, 2022, we announced interim results data from this study for the treatment of patients with small renal masses (“SRM”) who cannot be offered kidney-preserving surgery. Data were presented on December 14, 2022 at the Urological Association Conference in Eilat, Israel. The presentation titled “Renal Mass Cryoablation–- Interim Analysis ICESECRET Study” was delivered by Dr. Nasir Said of Bnei Zion Medical Center.

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

In November 2023, we announced that a study titled “Single-Probe Percutaneous Cryoablation with Liquid Nitrogen for the Treatment of T1a Renal Tumors” was published in Cancers and demonstrated the safety and efficacy of ProSense® in treating malignant small renal masses. The Study was authored by eight physicians in France, including interventional radiologists and urologists from Curie Institute, Paris, Nîmes University Hospital (University of Montpellier), Nîmes, and Carémeau University Hospital, Nîmes.

The objective of this retrospective Study was to address the challenges of managing small renal masses, including recurrence rates, by exploring the safety and efficiency of single-probe percutaneous cryoablation as a potential solution. The causes of partial tumor response and persistent tumor residue after a T1a renal cryoablation procedure were assessed. A total of 25 patients underwent cryoablation for 26 T1a renal tumors with a median tumor size of 25.3 mm (20 to 30.7 mm) and a median RENAL nephrometry score, indicating tumor complexity, of 7 (5 to 9).

The main findings of the study were as follows:

●	Disease-free survival rate was 92% (23 out of 25) at a median follow-up of 26 and a half months.

●	Recurrent lesions were treated again using cryoablation, achieving a secondary local control rate of 100%.

●	No patients died.

●	No major complications arose.

●	92.4% of patients (N= 24) were discharged the day after surgery.

Endometriosis

In April 2023, we announced that our ProSense system was used in a single-site study conducted at the Sorbonne University Department of Interventional Radiology and Oncology at Tenon Hospital in Paris. The study was conducted by Francois H. Cornelis, MD.

Cryoprobes used in the study were of two types: our ProSense cryoprobe and Varian’s V-probe. The purpose of the study was to retrospectively evaluate the pain-free survival of percutaneous (minimally invasive, through the skin) image-guided cryoablation of symptomatic extraperitoneal endometriosis (“EE”). 42 patients with a total of 47 lesions were treated. Patients were made aware that cryoablation was offered as a minimally invasive alternative to surgery, and that a surgical procedure may be performed if cryoablation failed. According to the published study, the therapeutic options thus far to avoid the progression of endometriosis and reduce symptoms have been limited to hormonal agents and wide surgical excision. During the last decades, minimally invasive techniques such as cryoablation have been suggested as a promising option to treat abdominal wall endometriosis with satisfactory outcomes and low morbidity.

Based on the following study outcome data, the study concluded that percutaneous cryoablation is a safe and effective procedure that significantly reduces pain and obtains local control of EE. The median follow-up was 13.5 months after cryoablation. The study’s conclusions included:

●	Efficacy rate of cryoablation to avoid secondary surgery was 92.8% per patient and 93.6% per nodule treated.

●	Median pain-free survival rates were 93.75% at 6 months and 82.72% after 12 months, 24 months, and 36 months.

●	Pain decreased from a median of 8/10 on the visual analogue scale to 0/10 at the last follow-up (P < 0.0001).

●	4 patients had an adverse event in the days following the procedure, 1 patient had a severe adverse event.

On February 29, 2024, results from an independent study conducted at University Hospital, Nimes, titled “Beyond Pain: Cryoablation of Endometriotic Nodules Using Liquid Nitrogen” were presented at the European Congress of Radiology. Seven women, between the ages of 30-45, with endometriosis in the abdominal wall and para-diaphragmatic areas were treated with ProSense cryoablation. MRI assessments, one month following the procedures, showed that hemorrhagic signals had been eliminated from and that necrotic changes developed.

Our Products

Existing Products

Our ProSense system is our second generation cryoablation system comprised of two main parts, the main cryoablation console system, our unique disposable probe, and the associated disposable introducer (guiding needle), which is used for procedures which are not in the breast. Our first product, the IceSense3 was initially designed for cryoablation of breast tumors. After identifying a number of additional possible applications for the use of our technology, such as treating lungs, kidneys and bones, and other possible applications, in 2016 we launched our ProSense system as well as associated disposables (which, as shown below, are inserted into the body to conduct the freezing process). Currently, the only one of our products we sell in China is our IceSense3.

The following illustration demonstrates the course of the cryoablation procedure with our ProSense system in an ultrasound of the breast:

Research and Development

We are currently commercializing our single probe ProSense system and its disposables and have completed the development of our XSense system. In addition, we are also focusing on developing our next generation MultiSense system. We started development of our first-generation system for technical proof concept process and evaluation of clinical application in 2006. In the beginning of 2009, we started to develop our IceSense3 system, which was later improved and replaced by the ProSense. Both the IceSense3 and ProSense are commercially available systems which include technical modifications to our first-generation system in order to perform clinical procedures. We started developing our MultiSense in 2016 which we did not commercialize.

We intend to commercialize our next generation systems, which will be our third-generation systems, subject to regulatory approvals. Our strategy is to make our next generation systems more efficient and user-friendly in several aspects. The physical size of the system will have a smaller footprint, which is an important factor in CT rooms and clinics. Since our next generation MultiSense system will have more than one probe, it will have freezing capabilities that both our current and next generation systems do not have, such as the ability to treat regular-sized or larger tumors in more than one location simultaneously. We believe that our next generation MultiSense system will help us to increase our ability to penetrate the non-breast tumors market more easily and allow us to offer a more innovative product.

In the US., we filed a 510(k) submission with the FDA for clearance of the XSense system with cryoprobes in April 2024 for all the indications for which ProSense has already received the requisite FDA clearance. We currently expect to submit an application for CE approval of the XSense system in 2025. We expect that we will submit an application to the FDA and CE for regulatory clearance of our MultiSense system by the first half of 2027. Even if we complete development as planned, we do not yet know if and when we will begin to commercialize these systems or whether commercialization of such systems will lead to us generating increased revenue.

Regulatory Approvals

We have received a broad range of regulatory approvals for our products in the United States, Canada, Europe, China (IceSense3 system only), Singapore, Hong Kong, Mexico, Australia, Israel, Colombia, Costa Rica, India (only for disposables (see “– India” below for additional information), Thailand, Russia, South Africa, Taiwan and Brazil. Moreover, we are pursuing additional regulatory approvals in other indications in existing countries and in other countries where we believe that there is significant potential for sales. For example, Japan (for specific approval in certain indications), China (for our ProSense system, which is an upgrade to the already approved IceSense3), and the United States (for specific approval for breast cancer).

We market our ProSense for a specific indication per the rules and medical device classification in the specific territory.

United States

In the United States, we received from the FDA 510(k) clearance for our IceSense3, ProSense and MultiSense and the related disposables. On December 10, 2007, we received initial 510(k) clearance for our IceSense3 system for ablation indications specific to urology, oncology, dermatology, gynecology, general surgery, thoracic surgery and proctology. On November 29, 2010, we received 510(k) clearance for our IceSense3 system for the ablation of breast fibroadenomas under general surgery. On December 20, 2019, we received 510(k) clearance to allow us to market and sell our IceCure family (which includes Icesense3, ProSense and MultiSense) systems for the treatment of breast fibroadenomas, prostate and kidney tissue, liver metastases, tumors, skin lesions, and other indications, and treat our products as “one family of products,” which means that any additional approval given by the FDA in relation to the family of products will apply automatically to the “family” as one product, without the need for FDA approval for each separate system; provided, however, that we expect to require individual approvals for our products from the FDA if we seek marketing approval for a new specific indication, as is the case for the use of these products for breast cancer.

On December 31, 2020, we submitted a pre-submission package to the FDA for approval of breast cancer indication, based on our ICE3 trial interim results for our IceCure family systems. As part of the pre-submission package, we requested that we receive approval for this indication through the 510(k) submission pathway or De Novo classification. There can be no guarantee that the FDA approves the use of any of our products for the treatment of this indication, and an approval could be given on a narrower indication than requested, or, even if approval is given to market our products, there can be no guarantee that the approval is given via the 510(k) pathway or De Novo classification, which could result in additional costs and a longer timeline until we receive any such approval. If we do not receive approval via the 510(k) pathway or De Novo classification, we may seek to receive a PMA (see “Item 4.B. Business Overview–- Government Regulation – PMA Pathway” for additional information).

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

Canada

In July 2023 we announced that Health Canada, the Canadian government’s regulatory agency, approved IceCure’s ProSense System, disposable cryoprobes, and introducers as cryosurgical tools for indications including: tumors (ablation of benign and malignant tumors of the lung, liver, kidneys, and musculoskeletal system, and benign tumors of the breast); general surgery; palliative intervention; and other surgeries.

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

Japan

In Japan, our ProSense and disposables are not yet approved by the Japanese regulatory authority, the Pharmaceuticals and Medical Devices Agency, or PMDA. We started to sell our products in Japan as “experimental products” under “private doctor importation” licenses in low quantities. Currently, without approval from the PMDA, we are only able to sell a limited number of ProSense systems and disposables under “private doctor importation” licenses. Following our distribution agreement with Terumo, Terumo will be responsible, and bare all costs of obtaining regulatory approval for breast cancer from the PMDA to sell our products in Japan. We expect that Terumo will submit a regulatory request for breast cancer indication for our ProSense system in the second half of 2024.

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

India

In 2020, we received regulatory approval to commercialize our disposables in India, where our systems themselves do not require regulatory approval before commercialization. In February 2020 we received regulatory approval in India for our cryoprobes. In November 2023, CDSCO granted approval for our ProSense System.

Brazil

In 2023 we announced that our ProSense System received regulatory approval as a Class III device from the Brazilian Health Regulatory Agency, or ANVISA. Applications for both the ProSense System and its disposable cryoprobes and introducers were submitted to ANVISA by IceCure’s distributor in Brazil, Ktrfios Importação e Exportação LTDA (“Ktrfios”).

ProSense’s indications approved by ANVISA are oncology, which includes the ablation of benign and malignant tissues in the breast, prostate, kidney, lung, liver, musculoskeletal, and skin tissue, as well as for palliative intervention and other indications. Healthcare providers are cleared to conduct procedures with ProSense, its introducers and disposable probes, and Ktrfios is cleared to both market and sell ProSense’s introducers and disposable probes. ANVISA has requested that the cryoprobes also be submitted by Ktfrios for regulatory approval as a Class III device. The introducers remain a Class II device and do not require an additional regulatory submission. Class III device clearance for the probes is expected to be finalized in 2024.

Mexico

Our ProSense console has regulatory approval from the Comisión Federal para la Protección contra Riesgos Sanitarios in Mexico. We are in the process of applying for a renewal of regulatory approval for our disposables in Mexico.

Commercialization

We began selling our IceSense3 and disposable probes in small quantities, for cryoablation of fibroadenoma in the United States in 2011. As of 2012, we began selling all of our products (IceSense3, ProSense and disposables) in the United States and other countries, with sales generated primarily by our sponsored ICE3 trial and independent clinical trials not sponsored by us. Following limited commercialization efforts that took place during our research and development phase, in 2018 and 2019, we started to increase our commercial efforts to sell our products to distributors and end users in the United States, Europe and Asia. During the year ended December 31, 2022, we continued our commercialization efforts, although they were impacted by COVID-19. We intend to continue to commercialize our products during 2024 and beyond.

As part of our strategy of raising awareness for our products and proprietary technologies within the medical community, although no formal agreement exists, in light of the ASBrS’s importance in our industry, we are operating in the United States with them as the leading organization and also with other organizations, such as the SIR, SIO and others that sets guidelines for breast cancer treatment. We are also continually seeking to collaborate with key opinion leaders in additional territories such as China, Italy, France, Spain, India, Thailand, Hong Kong, Japan and Germany in order to create awareness and collect clinical evidence for our technology in such territories.

Our customers in the U.S. are hospitals, interventional radiological centers, ambulatory centers and private clinics that purchase, lease or loan the ProSense system and buy the disposables directly from us. In certain instances, we place our ProSense system in hospitals and clinics and our customers in turn commit to purchasing a minimum number of probes per month for an extended period. In other territories, excluding Japan, where we sell directly to medical facilities, we sell our products to distributors who sell medical products and procedures in our field of activity. The primary users of our products are breast surgeons and interventional radiologists. As we sell and place more cryoablation systems, we anticipate the volume of sales of our probes will materially increase as we engage in a razor/razor blades sales model (see “Item 4.B. Business Overview – Revenues and Growth Strategy” for additional information).

We currently have distribution agreements in Japan, Thailand, Mainland China, Italy, France, Spain, Australia, Hong Kong, Taiwan, Poland, Turkey, India, Brazil, Portugal and other countries. We are reviewing new opportunities for collaboration with distributors in Germany as well. We believe that the following are our material distribution agreements.

United States

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

Terumo Japan

In August 2019, we entered into an exclusive distribution agreement, or the Terumo Japan Agreement, for licensing, registration, import, marketing, sale, promotion and distribution of our ProSense system and its disposable products with breast tumors, with a leading global medical company, Terumo Corporation, or Terumo, in Japan and Singapore; provided, however, that with respect to the exclusivity clause, (i) we shall continue to have the ability to sell our system and disposables in Japan until Terumo obtains regulatory permit for marketing and distribution of our ProSense system and (ii) notwithstanding the foregoing, the exclusivity condition shall continue in force only for so long as Terumo purchases a minimum agreed upon number of products during the term of the Terumo Japan Agreement. We believe that the Terumo Japan Agreement will accelerate the commercialization of our ProSense system and associated disposables to treat malignant breast tumors in Japan and Singapore. The Terumo Japan Agreement requires Terumo to obtain necessary regulatory permits for marketing and distribution in Japan and obtaining reimbursement approvals. In Singapore, we have received the applicable regulatory approvals for our products; however, in February 2023, Termuo notified us that they suspended their distribution activities in Singapore with effect from March 31, 2023.

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

The minimum aggregate consideration that Terumo owes us under the Terumo Japan Agreement is approximately $13.2 million, of which, as of the date of this annual report on Form 20-F, we have received $4 million as proceeds for distribution rights, knowledge sharing, the first purchase order, and another $441 thousand for sale of our products and services. Our revenues pursuant to the Terumo Japan Agreement amounted to $348 thousand in 2019, $1,722 thousand in 2020, $1,109 thousand in 2021, $547 thousand in 2022, and $274 thousand in 2023.

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

To date, we have received up-front payments in a total aggregate amount of $450,000 under the Terumo Thailand Agreement. The minimal aggregate consideration that Terumo Thailand owes us under the agreement is approximately $7.2 million, of which $450,000 is to be paid in three equal installments of $150,000 for the sole distribution rights, transferring the regulatory approval from our regulatory agent to Terumo Thailand and knowledge sharing and $329,000 for the first purchase order. In 2021 we received $498 thousand in furtherance of the first purchase order. In addition, in 2022 and 2023 we received $30 thousand and $14 thousand in orders respectively.

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

India

In May 2023, our ProSense system was installed and inaugurated at Kovai Medical Center and Hospital in Coimbatore, India, constituting the first instance of cryoablation for breast cancer treatment being offered in India.

Brazil

In June 2021, we entered into an exclusive distribution agreement for the sale, marketing and distribution of our products in Brazil with Ktrfios.

Intellectual Property

Our intellectual property portfolio consists of 51 issued patents (14 in the United States, 23 in Europe, 6 in Great Britain, 5 in China, 2 in Japan, and 1 in Hong Kong), as further detailed in the table below. In addition to our issued patents, we also have one patent application (application No. 16/785,686), which we filed with the U.S. PTO in February 2020 for a cryogenic pump, a utility patent, with claims drawn to a machine and to process, which has an expected expiration date of February 10, 2040.

Patent No.	Application No.	Title	Type of Patent Application	Type of Patent Protection	Expiration Date	Country	PCT No.
7967815	12/731,219	Cryosurgical Instrument with Enhanced Heat Transfer	Utility patent	Machine	03/25/2030	US	PCT/US2011/025663
102378600	201180000141.8		Utility patent	Machine	02/22/2031	China
EP2549941	2549941		Utility patent	Machine	02/22/2031	Great Britain
	2549941		Utility patent	Machine	02/22/2031	France
	602011054052.1		Utility patent	Machine	02/22/2031	Germany
	502019000004651		Utility patent	Machine	02/22/2031	Italy

7967814	12/700,761	Cryoprobe with Vibrating Mechanism	Utility patent	Machine	02/05/2029	US	N/A

8162812	12/722,845	Combined Cryotherapy and Brachytherapy Device and Method	Utility patent	Machine and Process	03/12/2029	US	N/A

7938822	12/778,172	Heating and Cooling of Cryosurgical Instrument Using a Single Cryogen	Utility patent	Machine	05/12/2030	US	PCT/US2011/031722
103079487	201180022782.3		Utility patent	Machine	04/08/2031	China
EP2533716	2533716		Utility patent	Machine	04/08/2031	Great Britain
	2533716		Utility patent	Machine	04/08/2031	France
	602011018919.0		Utility patent	Machine	04/08/2031	Germany
	502015000073978		Utility patent	Machine	04/08/2031	Italy

8080005	12/846,047	Closed Loop Cryosurgical Pressure and Flow Regulated System	Utility patent	Machine	06/10/2030	US	N/A

103096824	201180043677.8	Cryosurgical Instrument for Treating Large Volume of Tissue	Utility patent	Machine	09/01/2031	China	PCT/US2011/050214
EP2593028	2593028		Utility patent	Machine	09/01/2031	Great Britain
	2593028		Utility patent	Machine	09/01/2031	France
	602011040633.7		Utility patent	Machine	09/01/2031	Germany
	502017000124372		Utility patent	Machine	09/01/2031	Italy

8591505	13/339,506	Cryosurgical Instrument with Redirected Flow	Utility patent	Machine	05/19/2031	US	PCT/US2011/067858
103402449	201180068737.1		Utility patent	Machine	12/29/2031	China
EP2683315	2683315		Utility patent	Machine	12/29/2031	Great Britain
	2683315		Utility patent	Machine	12/29/2031	France
	602011031296.0		Utility patent	Machine	12/29/2031	Germany
	502016000113273		Utility patent	Machine	12/29/2031	Italy

7425211	11/462,244	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

7803154	11/832,778	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

8709005	13/232,203	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	12/10/2031	US	PCT/US2011/051529
103442657	201180069176.7		Utility patent	Machine	09/14/2031	China
1190057	14103188.0		Utility patent	Machine	09/14/2031	Hong Kong
EP2696785	2696785		Utility patent	Machine	09/14/2031	Great Britain
	2696785		Utility patent	Machine	09/14/2031	France
	602011031962.0		Utility patent	Machine	09/14/2031	Germany
	502016000122670		Utility patent	Machine	09/14/2031	Italy
9050075	14/133980		Utility patent	Machine	05/11/2031	US

8906004	14/204,175	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	05/11/2031	US	N/A

9808302	15/125,258	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine and Process	05/11/2031	US	PCT/US2014/064292

9039689	14/547,483	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine	01/28/2026	US	N/A
Patent Number to be Assigned	16-785,686	Cryogen Pump	Utility patent	Machine and process	02/10/2040	US	N/A
7219498	2021-12530	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Japan	N/A
EP3868320	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Europe	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	France	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Germany	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Italy	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Spain	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Switzerland	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	The Netherlands	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Turkey	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	UK	N/A
Patent Number to be Assigned	2022-91916	Temperature Control Algorithm	Utility patent	Machine and process	06/06/2042	Japan	N/A

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

In addition, to our patent portfolio, we have the following issued trademarks. We also have a number of other trademarks in the United Kingdom that we intend on abandoning.

Registration No.	Application No.	Expiration Date	Country	Mark	Renewal Due Date
4063706	77/615,741	N/A	US	ICECURE®	11/29/2030 (20 year)
4146269	85/430,438	N/A	US	ICECURE LOGO	05/22/2031 (20 year)
017884253	04/04/2018	N/A	Europe	ICECURE LOGO	04/04/2028 (10 year)
5251758	86/790,477	N/A	US	PROSENSE®	07/25/2026 (5 year)
017884265	17884265	N/A	Europe	PROSENSE®	04/04/2028 (10 year)
27566828	27566828	N/A	China	PROSENSE	02/06/2029 (10 year)
27566823	27566823	N/A	China	PROSENSE (CHINESE)	11/13/2027 (10 year)
010241305	010241305	N/A	Europe	ICECURE	09/05/2031 (10 year)
010241297	010241297	N/A	Europe	ICESENSE3	09/05/2031 (10 year)
010241263	010241263	N/A	Europe	ICESENSE	09/05/2031 (10 year)
018042365	018042365	N/A	Europe	ICECURE (NEW LOGO)	03/28/2029 (10 year)
6301784	2019-125291	N/A	Japan	PROSENSE	10/08/2030 (10 year)
6301783	2019-125290	N/A	Japan	ICECURE (ENGLISH)	10/08/2030 (10 year)
6301782	2019-125289	N/A	Japan	ICECURE (Logo)	10/08/2030 (10 year)
Allowed	90857406	N/A	US	ICECURE (New Logo)	Not yet registered
Allowed	97544323	N/A	US	XSENSE	Not yet registered

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

For tumors in other organs, other alternatives to surgical removal or cryoablation are available, such as thermal ablation, (including, radio frequency ablation, microwave ablation and high intensity focused ultrasound). Our primary direct competitors also include other cryoablation companies, such as Galil Medical Ltd., part of Boston Scientific Corporation, EndoCare, Inc., part of Siemens Healthineers AG, Hygea Medical Technology Co. Ltd., and Beijing Sunshine Yibang Medical Technology Co., Ltd (the latter two of which operate mainly in China) for interventional radiology. Hygea Medical Technology Co. Ltd. is a company that also uses LN2-based technology. Unlike these competitors who have a multi probe system in the market, we are still developing our MultiSense system. Despite this, we believe that our LN2-based cryoablation technology is superior than those of our competitors, including Galil Medical and EndoCare, for a variety of reasons, including the following:

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

Third-Party Payors Coverage and Reimbursement

Procedures using our products to treat breast cancer are not reimbursed currently by private or governmental third-party payors in the United States. On November 1, 2022, the CMS assigned our ProSense breast cancer cryoablation procedures with CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $3,500 for the facility fee alone. The Company may request an extension to the temporary CPT Category III code, which is due to expire in February 2029. Additional coverage, including payment for the physician, is expected upon establishment of the permanent CPT Category I code, which is conditioned on several factors, including our receipt of FDA marketing authorization of ProSense for breast cancer.

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

The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of December 31, 2023 was approximately $2.1 million, net, after deducting the sums we paid as royalties to the IIA.

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

Our headquarters are located at 7 Ha’Eshel St., Caesarea, 3079504, Israel, where we currently occupy approximately 879 square meters (approximately 9,461 square feet). We lease our facilities and our lease ends on July 2023, extendable to July 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3.D. Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2022 compared to the year ended December 31, 2021 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 29, 2023.

Overview

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on LN2 for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system. We sell our IceSense3 and its associated cryoprobes in China.

In addition to our continued efforts at improving our core technology, including our existing lead product, the ProSense system, we are also focused on new products. This includes our XSense system for which we have submitted for 510(k) regulatory clearance from the FDA. We expect the XSense system to be more efficient and user friendly. We are also developing MultiSense which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

Components of Operating Results

Revenues

Our revenues primarily consist of (i) selling or placing our ProSense and IceSense3 systems and selling their disposables and related services; and (ii) revenues from granting the exclusive distribution rights to our products in Japan to Terumo Corporation, which also include providing technical, regulatory and clinical materials and support in obtaining regulatory approvals in Japan.

Cost of Revenues

Our cost of revenues consists primarily of salaries and related personnel expenses, materials for production of our products, subcontractors’ expenses and other related production expenses.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, is affected by a variety of factors which influence our revenues and the cost of goods sold. Revenues are affected mostly by the varying ratio between selling and placing systems, different selling prices depending on sales channels, territories and the mix of products and currency fluctuation, mainly the U.S. Dollar against the Euro and revenue recognition from granting exclusive distribution rights in Japan. The cost of revenues is affected mostly by the changes in cost of materials and import costs, subcontractors’ costs, cost of personal, and currency fluctuation, mainly the U.S. Dollar against the NIS. Our gross margin is also affected by production volumes and production efficiency.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses. To ensure that we are well-positioned to achieve our near-term objectives, we have implemented an expense reduction plan setting out reductions in non-revenue generating and clinical efforts costs, lowering monthly cash expenditure, and ensuring that we can meet our primary goals in 2024.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related benefits, subcontractors’ expenses, materials and other related research and development expenses, clinical studies and regulation expenses.

Our research and development expenses might increase as we continue to develop our new products, pursue new regulatory indications in the US and other territories, collect updated clinical data, and recruit additional research and development and regulation employees.

Sales and Marketing

Our sales and marketing expenses consist primarily of salaries and related benefits, payments to consultants, costs associated with conventions, travel and other marketing and sales expenses.

We expect that our sales and marketing expenses will materially increase as we continue to enhance our market penetration efforts and recruit additional sales and marketing employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, professional services fees for accounting, legal, directors’ fees, facilities, and associate costs, insurance and other general and administrative expenses. Our general and administrative expenses might increase as a result of the expansion of our business.

Financial expense and income

Financial expenses and income consist primarily of interest income from deposits and exchange rate differences on cash and cash equivalents, deposits and other assets and liabilities which are denominated in NIS and EUR.

Comparison of the Years Ended December 31, 2023 and 2022

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Revenues	$3,229	$3,085
Cost of revenues	1,929	1,640
Gross profit	$1,300	$1,445
Research and development expenses	8,273	9,123
Marketing and sales expenses	4,437	3,204
General and administrative expenses	4,166	5,857
Operating loss	$15,576	$16,739
Financial expenses (income), net	(924)	239
Net loss and comprehensive loss	$14,652	$16,978
Basic and diluted net loss per share	$0.32	$0.46

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Disposables	$1,503	$1,336
Systems	1,452	1,002
Exclusive distribution agreements	274	747
Total	$3,229	$3,085

Our revenues for the year ended December 31, 2023 increased by $144 thousand, or 5% to $3,229 thousand, compared to $3,085 thousand for the year ended December 31, 2022. Sales of disposables for the year ended December 31, 2023 increased to $1,503 thousand, compared to $1,336 thousand for the year ended December 31, 2022, an increase of $167 thousand, or 13%. Sales of systems for the year ended December 31, 2023 were $1,452 thousand, compared to $1,002 thousand for the year ended December 31, 2022, an increase of $450 thousand, or 45%. Our total revenue from sales of systems and disposables for the year ended December 31, 2023, increased by 26% to $2,955 thousand, compared to $2,338 thousand for the year ended December 31, 2022, an increase of $617 thousand. Revenue recognition from our exclusive distribution agreements in Japan for the year ended December 31, 2023 decreased to $274 thousand compared to $747 thousand for the year ended December 31, 2022, a decrease of $473 thousand, or 63%.

The following table summarizes our revenues by geographic region for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
United States	$751	$604
Japan	480	1,130
China	440	104
Israel	30	30
Other	1,528	1,217
Total	$3,229	$3,085

Our revenue in the United States amounted to $751 thousand for the year ended December 31, 2023, compared to $604 thousand for the year ended December 31, 2022, an increase of approximately $147 thousand, or 24%. Our revenue in Japan included revenue recognition from the exclusive distribution rights and revenue from the sale of products which amounted to $480 thousand for the year ended December 31, 2023, compared to $1,130 thousand for the year ended December 31, 2022, a decrease of approximately $650 thousand, or 58%. Our revenue in China amounted to $440 thousand for the year ended December 31, 2023, compared to $104 thousand for the year ended December 31, 2022, an increase of approximately $336 thousand, or 323%. Our sales in Israel and other territories, including Europe, amounted to $1,558 thousand for the year ended December 31, 2023, compared to $1,247 thousand for the year ended December 31, 2022, an increase of $311 thousand of 25%.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Raw materials, subcontractors, and auxiliary materials (including changes in inventories)	$905	$298
Payroll and related benefits (including share-based compensation))	551	896
Depreciation	161	111
Royalties to IIA	96	93
Shipping	42	48
Others	174	194
Total	$1,929	$1,640
Gross profit	$1,300	$1,445
Gross margin %	40%	47%

Our cost of revenues for the year ended December 31, 2023 increased by 18% to $1,929 thousand, compared to $1,640 thousand for the year ended December 31, 2022, whereas our gross profit for the year ended December 31, 2023 decreased by $145 thousand, or 10%, to $1,300 thousand, compared to $1,445 thousand in the year ended December 31, 2022. The increase in our cost of revenues in 2023 was primarily attributable to an increase in raw material costs, subcontractor costs, auxiliary material costs due to systems and probes sale increases, which was partially offset by the reduction in payroll and related benefits costs. The decrease in gross profit and gross margin was primarily attributable to the decrease in revenue recognition from our exclusive distribution agreements in Japan, which was partially offset by sales increases of our systems and disposables, the latter of which generates a higher gross margin.

Research and development expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Payroll and related benefits (including share-based compensation)	$5,395	$5,969
Raw materials, subcontracted work and consulting	1,593	1,742
Clinical trials	436	495
Others	849	917
Total	$8,273	$9,123

Research and development, or R&D, expenses decreased by 9% to $8,273 thousand, compared to $9,123 thousand in 2022. The decrease is primarily due to the depreciation of NIS against the USD on NIS-denominated expenses such as payroll and related benefits, a reduction in our development expenses for the XSense system, and a decrease in clinical and regulatory costs.

Sales and marketing expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Payroll and related benefits (including Share-based compensation)	$2,239	$1,599
Consultants and professional services	987	566
Travel	354	274
Conferences	323	301
Advertising and promotion	92	74
Sales Commissions	49	13
Others	393	377
Total	$4,437	$3,204

Selling and marketing expenses for the year ended December 31, 2023 increased by 38% to $4,437 compared to $3,204 thousand in 2022. The increase of selling and marketing expenses in 2023 compared to 2022, reflects our strategy regarding the expansion of our marketing activities. The increase during the year 2023 compared to the year 2022 is attributable mainly to the increase in sales and marketing employees, including the appointment of a Vice President of Sales for North America, expanding marketing activities, such as consultants and professional services, conference, convention and webinar participation, and an increase in travel expenses.

General and administrative expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2023	2022
Professional services	$1,996	$3,369
Payroll and related benefits (including share-based compensation)	1,886	2,262
Others	284	226
Total	$4,166	$5,857

General and administrative expenses for the year ended December 31, 2023 decreased by 29% to $4,166 thousand, compared to $5,857 thousand for the year ended December 31, 2022. This decrease is primarily attributable to a decrease in director and officer insurance costs, and the depreciation of NIS against USD on NIS denominated expenses such as payroll and related benefits.

Operating loss

Based on the foregoing, our operating loss decreased from $16,739 thousand for the year ended December 31, 2022 to $15,576 thousand for the year ended December 31, 2023.

Financial expenses (income), net

Financial income, net for the year ended December 31, 2023 was $924 thousand, compared to financial expenses of $239 thousand for the year ended December 31, 2022. The decrease in our financial expenses net is primarily attributed to the increase in interest on short-term deposits.

Net loss

Net loss for the year ended December 31, 2023 decreased by 14% to $14,652, compared to $16,978 thousand for the year ended December 31, 2022. This decrease was primarily attributable to a decrease in operations expenses and a decrease in net financial expenses.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2023, we have funded our operations principally from public offerings of our Ordinary Shares on Nasdaq and, until July 2023, on TASE and from the private issuance of Ordinary Shares, options, convertible securities, loans, revenues from sale of products and distribution agreements, and grants received from the IIA. As of December 31, 2023, we had $11.1 million in cash and cash equivalents, including short-term deposits.

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

The table below presents our cash flows for the periods indicated.

USD in thousands	2023	2022
Net cash used in operating activities	(12,521)	(14,292)
Net cash provided by (used in) investing activities	(713)	(891)
Net cash provided by financing activities	83	13,577
Net increase (decrease) in cash and cash equivalents	(13,151)	(1,606)

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

Net cash used in operating activities for the year ended December 31, 2023 decreased by $1,771 thousand to $12,521 thousand, compared to $14,292 thousand for year ended December 31, 2022, which reflects a decrease in 2023 costs of cash operational activities compared to 2022.

Investing Activities

Net cash used in investing activities in the year ended December 31, 2023, was $713 thousand compared to net cash of $891 thousand provided in the year ended December 31, 2022. Net cash used in investing activities for year ended December 31, 2023 is attributable to the purchase of $480 thousand in property and equipment and to investment in short-term deposits of $529 thousand, which are offset, in part, by the realization of restricted deposits of $296 thousand. The net cash provided by investing activities for the year ended December 31, 2022 is attributed to the purchase of $891 thousand in property and equipment.

Financing Activities

Net cash provided by financing activities decreased by $13,494 to $83 thousand for the year ended December 31, 2023, compared to $13,577 thousand for the year ended December 31, 2022. This decrease was primarily attributable to the receipt of net proceeds from our December 2022 offering of $13.6 million.

Financial Arrangements

As of December 31, 2023, our credit arrangements include grants from the IIA.

We have financed our operations primarily through proceeds from the sale of our Ordinary Shares on Nasdaq and, until July 2023, on TASE, and the private sale of equity securities and convertible debt.

Since 2021, we have funded our operations mainly through a number of public, private and rights offerings, raising an aggregate amount of net proceeds of $47 million.

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

On January 12, 2024, we entered into an equity distribution agreement, with Maxim Group LLC, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim Group LLC. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We will pay Maxim Group LLC a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim Group LLC with customary indemnification and contribution rights. We also agreed to reimburse Maxim Group LLC for certain specified expenses. As of March 29, 2024, we have sold 2,209,465 Ordinary Shares pursuant to the equity distribution agreement, having aggregate gross proceeds of $3.0 million and aggregate net proceeds of $2.8 million.

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

We expect that we will continue to generate substantial operating losses and fund our operations primarily through the utilization of current financial resources, sales of our products, and additional raises of capital. These conditions raise substantial doubts about our ability to continue as a going concern. Our plan involves raising funds from existing shareholder and potential investors. There is no assurance, however, that such funding would be available to us, that it could be obtained on favorable terms, or that we will be provided with sufficient funds to continue to develop and commercialize our products.

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

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operation in the near future. We expect our expenses to increase in the future in connection with our ongoing activities, particularly as we continue the development of our MultiSense system and continue our commercialization efforts. Furthermore, we expect to incur additional costs associated with operating as a public company listed on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

As of December 31, 2023, our cash and cash equivalents, including short-term deposits, were $11,062 thousand, and we had working capital of $10,313 thousand and an accumulated deficit of $90,061 thousand. As of March 31, 2024, the Company’s cash, cash equivalents, and short-term deposits were approximately $11 million. The Company’s current cash and cash equivalents position is not sufficient to fund its planned operations for at least the next 12 months beyond the filing date of this Annual Report. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. The financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties; however, we expect that we will require substantial additional capital to continue the development of, and to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2023 to the year ended December 31, 2022— Research and Development Expenses, net.”

D	Trend Information

Current geopolitical tensions resulting from Israel’s multi-front war have affected companies in Israel and around the world. Inflation in the United States, Israel and around the world has affected, and may continue to affect, the cost of labor and the prices of goods and services from third-party vendors on which we rely. In many instances, we have had to increase the prices at which we sell our products and services to offset these higher costs. We cannot predict impacts, trends and uncertainties involving the global economy and Israel’s multi-front war related to economic activity, our supply chain, our third-party partners and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Item 3.D. – Risk Factors– Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including the recent attack by Hamas and other terrorist organizations from the Gaza Strip, and Israel’s war against them, as well as tensions with Lebanon, Syria and other Middle East countries or terrorist organizations and Israel’s response thereto”.

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

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2023, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Ron Mayron	60	Chairman of the Board of Directors

Eyal Shamir	63	Chief Executive Officer, Director

Ronen Tsimerman	54	Chief Financial Officer, Chief Operation Officer

Shay Levav	47	Vice President, Regulatory, Quality Assurance and Clinical Applications

Shad Good	46	Vice President, Sales for North America

Tlalit Bussi Tel-Tzure	52	Vice President, Business Development and Global Marketing

Galit Malik	51	Vice President, Operations and Services

Naum Muchnik	47	Vice President, Research, Development and Engineering

Merav Nir Dotan	55	Vice President, Human Resources

Doron Birger (1)(2)(4)(5)	72	Director

Vincent Chun Hung Chan (5)	60	Director

Yang Huang	45	Director

Sharon Levita (1)(2)(3)(4)(5)	55	Director

Oded Tamir (1)(2)(3)(4)(5)	68	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee and Financial Statement Examination Committee
(3)	External Director (as defined under Israeli law)
(4)	Independent Director (as defined under Israeli law)
(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Ron Mayron, Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our board of directors since December 2017.  Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. from July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD from October 2019 to March 2023 and as a member of the board of directors of BioLight Life Sciences Investments Ltd. (TASE: BOLT) since August 2015, G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) from December 2020 to December 2023, and Entera Bio Ltd. (NASDAQ: ENTX) since March 2021 and DNA Biomedical Solutions (TASE: DNA) from March 2021 to May 2023, Ir-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) from December 2021 to July 2023. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as chairman of the board of directors of Wize Pharma Inc. (OTC: WIZP) from April 2015 to October 2018, Ocon Medical Ltd from January 2015 to November 2016, and as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president–Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

Eyal Shamir, Chief Executive Officer and Director

Mr. Eyal Shamir has served as our Chief Executive Officer since September 2016 and on our board of directors since December 2017. Mr. Shamir has over 20 years of experience as chief executive officer of medical device companies. He has served as chief executive officer of Erika Carmel Ltd. from May 2013 to August 2016, Tadbik Pack Ltd. from January 2011 to December 2012 and Hanita Lenses Ltd. from 2006 to 2010. Mr. Shamir received his B.A. in economics and business management from the Hebrew University, Israel and his MBA from the College of Management Academic Studies, Israel.

Ronen Tsimerman, Chief Financial Officer and Chief Operation Officer

Mr. Ronen Tsimerman has served as our Chief Financial Officer since May 2017 and as our Chief Operation Officer since May 2018. Mr. Tsimerman has over 20 years of experience as chief financial officer of public and private companies. He has served as chief financial officer of Insuline Medical Ltd. from June 2015 to May 2017, as chief financial officer of Mer-Group Broadband division (TASE: CMER) from 2005 to 2013 and as vice president of finance of Mer-Group Telecom Division from 2013 to 2014. Mr. Tsimerman received his bachelor’s degree in business and MBA from The College of Management, Israel.

Shay Levav, Vice President, Regulatory and Quality Assurance and Clinical Applications

Mr. Shay Levav has served as our Vice President, Regulatory and Quality Assurance and Clinical Applications since September 2020. Before joining the Company, Mr. Levav has served as a member on the board of directors of Applied Spectral Imaging from December 2018 to August 2020 and as its quality and regulatory affairs manager since January 2015 to December 2018. He has also served as commercialization business manager of Carestream Health Inc. from 2012 to 2015, as its operations quality manager since 2001 to 2012, and service engineer since 2000 to 2001. Mr. Levav holds a B.A. from the Ruppin Academy Center, Israel.

Shad Good, Vice President, Sales for North America

Mr. Shad Good, has served as Vice President, Sales for North America since September 19, 2023. Before joining the Company, Mr. Good was VP of Sales at UV-Concepts Inc from April 2022 to August 2023. From June 2017 to March 2022, Mr. Good was Senior Director of Sales, U.S., at Mammotome, an operating company of Danaher Corporation, where he led sales for the company’s minimally invasive breast biopsy systems and built a sales organization for the successful launch of an emerging technology, a wire-free device for lumpectomies. Mr. Good holds a B.S. in Marketing from Miami University of Ohio.

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

Galit Malik, Vice President, Operations and Services

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

Merav Nir Dotan, Vice President, Human Resources

Mrs. Merav Nir Dotan has served as our Vice President, Human Resources, since November 2021. Mrs. Nir Dotan has over two decades of experience in human resources and organizational management. Mrs. Nir Dotan was previously Vice President of Human Resources at Hanita Lenses, a medical device manufacturer and provider of intraocular lens solutions for cataract surgery, from 2009 to 2020. In addition, from December 2020 through January 2022, Mrs. Nir Dotan worked part time for RNR-Sys, a consulting and project management company. Mrs. Nir Dotan has a Master of Science in Organizational Behavior from Tel Aviv University and received her undergraduate degree in Human Resources from Ben-Gurion University of the Negev.

Doron Birger, Director

Mr. Doron Birger has served on our board of directors since August 2012. Mr. Birger has been serving as the chairman of the board of directors of Sight Diagnostic Ltd. from June 2014 to March 2024 and as an interim CEO from July 2022 to March 2024, as chairman of the board of directors of Nurami Medical Ltd., or Nurami, from April 2016 to March 2022, and thereafter as a director of Nurami, as chairman of Ultrasight Medical Imaging Ltd. since June 2019, chairman of Intelicanna Ltd. (TASE: INTL) from April 2020 until April 2022, chairman of Matricelf Ltd. (TASE:MTLF ) from December 2020, chairman of Galooli since July 2021; director of Pluri Inc. (Nasdaq and TASE: PLURI), director of VVT Medical Ltd since March 2024, director of Vibrant Ltd. from December 2014 to April 2023, director of Hera Med Ltd. (ASX: HMD) from November 2019 to February 2024, director of Citrine Global (OTC: CTGL) from March 2020 to January 2024, director of Kadimastem Ltd. (TASE: KDST) from December 2020 to December 2023, and director of Netiv Ha’or, a subsidiary of the Israel Electric Corporation Ltd., from March 2020 to March 2023, and as chairman and director in a variety of non-profit organizations. Prior to that, Mr. Birger served as member of the board of directors of MCS Medical Compression Systems (DBN) Ltd. (TASE:MDCL) from March 2015 to May 2018, Mekorot National Water Company Ltd. from November 2015 to November 2018, and chairman of the board of directors of Insulin Medical Ltd. (TASE: INSL) from March 2016 to August 2017, IOPtima Ltd. from June 2012 to June 2019, MST Medical Surgical Technologies Ltd. from August 2009 to June 2019, Highcon Ltd. from November 2014 to January 2018, Magisto Ltd. from September 2009 to July 2019, Real Imaging Ltd. from November 2018 to April 2019 and Medigus Ltd. (Nasdaq and TASE: MDGS) from May 2015 to September 2018. Mr. Birger holds a BA and MA in economics from the Hebrew University, Israel.

Vincent Chun Hung Chan, Director

Mr. Vincent Chun Hung Chan has served on our board of directors since December 2022. Mr. Chan has been a partner at Beyond Ventures and a venture capital manager in China and Hong Kong since October 2023 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2022. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong since July 2020. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

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

Sharon Levita, Director

Ms. Sharon Levita has served on our board of directors as an external director since September 2019. Ms. Levita has also served as chief financial officer at ForSight Robotics Ltd. since September 2023. Prior to that, Ms. Levita served as business development and strategy director at Medtronics from February 2020 to August 2023, as vice president operations and site leader of Mazor, as part of Medtronic, from December 2018 to January 2020 and as chief financial officer and vice president business operations of Mazor Robotics Ltd. from February 2008 to December 2018. Ms. Levita received her B.A in economics and accounting from the University of Haifa and her M.A in business administration from the Bar-Ilan University. Ms. Levita is also a certificated public accountant in Israel.

Oded Tamir, Director

Mr. Oded Tamir has served on our board of directors since September 2013. Mr. Tamir has also served as executive chairman of the board of directors of Fertigo Medical Ltd. since November 2018, as a member of the advisory board of Biodesign Israel, a Stanford University program for medical entrepreneurship and innovation, since June 2018. Prior to that, Mr. Tamir has served as executive chairman of Imedis AI Ltd. from November 2018 to September 2020, and as president and chief executive officer of RADLogics Inc. from June 2013 to December 2016. Mr. Tamir is the co-founder of Insightec Ltd., where he served as the chief financial officer and chief operating officer for 15 years. Mr. Tamir received his B.Sc. in economics and business management from the Technion – Israel Institute of Technology, Israel completed advanced accounting studies at the University of Haifa, Israel executive development management program at the Technion – Institute of Management, Israel, graduated the advanced directors’ program of Deloitte Israel & Co., and executive education and training program at the John F. Welch Leadership Development Center, New York.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

With the exception of our director, Yang Huang, who was appointed by Epoch, one of our shareholders, there are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of our executive management or our directors were selected (see “Item 7.B. Major Shareholders and Related Party Transactions” for additional information).

B.	Compensation

The following table presents all compensation paid by us to each of our five most highly compensated senior managers for the year ended December 31, 2023. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2023.

Name and Principal Position	Salary, Bonuses, Pension, Retirement and Other Similar Benefits(1)	Share Based Compensation(1)	Total(1)
Eyal Shamir, Chief Executive Officer	$416,361	136,635	552,996

Ronen Tsimerman, Chief Financial Officer and Chief Operation Officer	$306,397	98,866	405,263

Naum Muchnik, VP Research, Development and Engineering	$229,704	72,138	301,842

Shay Levav, VP Regulatory and Quality Assurance and Clinical Applications	$233,344	73,070	306,414

Tlalit Bussi Tel-Tzure, VP Business Development and Global Marketing	$248,436	72,260	320,696

(1)	Amounts presented are the aggregate of USD amounts translated at the NIS-USD exchange rate for each pay period for the relevant employee during the reporting period.

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

In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the limitation on the number of directors), until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees – Board Practices – External Directors” below).

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

However, under new exemptions applicable as of March 12, 2024, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request the company’s board of directors to include an appointment of a candidate for a position on the board of directors or the termination of a board member, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

Under regulations promulgated pursuant to the Companies Law, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the Date hereof, the Company have a controlling shareholder and therefore cannot use such exemptions.

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

Regulations promulgated pursuant to the Companies Law provide that a director in a public company whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, who qualifies as an independent director under the relevant non-Israeli rules and who meets certain non-affiliation criteria, which are less stringent than those applicable to independent directors as set forth above, would be deemed an “independent” director pursuant to the Companies Law provided: (i) he or she has not served as a director for more than nine consecutive years; and (ii) he or she has been approved as such by the audit committee. For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.

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

Under the Companies Law, our audit committee is responsible for, among other things:

(i)	determining whether there are deficiencies in the business management practices of our company, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

(vi)	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees; and

(vii)	where the board of directors approves the working plan of the internal auditor, examining such working plan before its submission to the board of directors and proposing amendments thereto.

Our audit committee may not conduct any discussions or approve any actions requiring its approval (see “Item 6.C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions under Israeli law”), unless at the time of the approval a majority of the committee’s members are present, which majority consists of independent directors under the Companies Law, including at least one external director.

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

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	administering the clawback policy;

●	assessing implementation of the compensation policy;

●	determining whether the terms of compensation of certain office holders of the company need not be brought to approval of the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

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

As of December 31, 2021, we had 55 full-time employees and 9 part-time employees. As of December 31, 2022, we had 65 full-time employees and 7 part-time employees. As of December 31, 2023, we had 71 full-time employees and 6 part-time employees. The majority of our employees are located in Israel.

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

See “Item 7.A. Major Shareholders” below.

Employee Equity Incentive Plan

We maintain two equity incentive plans, the 2006 plan and the 2024 plan. As of March 29, 2024, the number of options allotted in the 2006 plan is 3,693,240. In addition, the number of options that have vested and have not yet been exercised or expired in the 2006 plan is 2,066,598.

Our 2006 plan was adopted by our board of directors in May 2017 and expires in May 2027. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. Our 2024 plan was adopted by our board of directors in February 2024 and expires in February 2034. Our employees, directors, officer, consultants, advisors, suppliers and any other person or entity whose services are considered valuable to us are eligible to participate in this plan. In April 2024, our board of directors adopted an addendum to our 2024 plan to confer eligibility for participation in and permit the grant of awards under the 2024 plan for any U.S. employees, directors, officers, consultants, advisors, suppliers and any other persons or entities whose services are considered valuable to us in accordance with the treatment of qualified incentive stock options and non-qualified incentive stock options under U.S. federal taxation law under Internal Revenue Code of 1986 (U.S. Code: Title 26).

Our ESOP plans are administered by our board of directors, regarding the granting of options and the terms of option grants (and regarding our 2024 plan, also the granting of restricted share units and restricted shares), including exercise price, method of payment, vesting schedule, acceleration of vesting and the other matters necessary in the administration of these plan. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance (New Version), 5721–1961, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Tax Ordinance, which does not provide for similar tax benefits. The ESOP also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment without Cause, as defined in both ESOP plans, all unvested awards will expire, and all vested options will generally be exercisable for three (3) or nine (9) months, depending on the plan, respectively, following termination, or such other period as determined by the plan administrator, subject to the terms of the ESOP plans and the governing award agreement.

Upon termination of employment due to death, retirement or disability, all the vested awards at the time of termination will be exercisable for twenty-four (24) or twelve (12) months, depending on the plan, respectively, following termination, or such other period as determined by the plan administrator, subject to the terms of the ESOP plans and the governing award agreement.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 29, 2024, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 29, 2024, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned	Percentage Owned
Holders of more than 5% of our voting securities:	25,211,488	52.6%
Epoch Partner Investments Limited(1)

Directors and senior management who are not 5% holders:
Ron Mayron*	222,574	**
Eyal Shamir*	520,641	1.1%
Ronen Tsimerman	307,525	**
Shay Levav	104,175	**
Tlalit Bussi Tel-Tzure	156,490	**
Galit Malik	56,343	**
Naum Muchnik	105,296	**
Merav Nir Dotan	58,095	**
Doron Birger*	-
Vincent Chun Hung Chan*	-
Sharon Levita*	-
Oded Tamir*	10,000	**
Yang Huang*	73,319	**
Shad Good	-
All directors and senior management as a group (14 persons)		3.4%

*	Indicates director of the Company.

**	Less than 1%.

(1)

Includes 25,211,488 Ordinary Shares. Mr. Li Haixiang has the voting and dispositive power over the shares held by Epoch. The mailing address of Mr. Li Haixiang is 70/F Two International Finance Centre, Suite 7013, Central, Hong Kong. This information is based information provided by Epoch to us on March 22, 2024.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2023, there were no major increases in the percentage ownership of any of our major shareholders. There was a decrease in the percentage ownership of Epoch to 52.6% of our issued and outstanding share capital, or 24,049,707 shares.

Over the course of 2022, there were no major increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of Epoch whose percentage ownership in the Company decreased to 52.7% of our issued and outstanding share capital, or 24,049,707 shares, and Alpha Capital Anstalt, whose percentage ownership in the Company decreased below 5% to 0.789% of our issued and outstanding share capital, or 290,378 shares.

Over the course of 2021, there were no major increases in the percentage ownership of our major shareholders. On the other hand, there were decreases in the percentage ownership of Epoch whose percentage ownership in the Company decreased to 55.36% of our issued and outstanding share capital, or 19,807,283 shares, and Alpha Capital Anstalt, whose percentage ownership in the Company decreased to 8.42% of our issued and outstanding share capital, or 3,013,482 shares.

Record Holders

Based on a review of information provided to us by our transfer agent, as of April 1, 2024, there were four holders of record of our Ordinary Shares, including two record holders in the United States.

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

Options

Since the inception of the ESOP, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in the ESOP or in the stated compensation policy, as the case may be. We describe our option plans under “Item 6.E. Share Ownership –Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for Cause (as defined in the various option plan agreements and the ESOP), options that are vested will generally remain exercisable for three or nine months after such termination, depending on the plan.

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

On January 12, 2024, we entered into an equity distribution agreement, with Maxim Group LLC, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim Group LLC. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We are not obligated to sell any Ordinary Shares under the equity distribution agreement. We will pay Maxim Group LLC a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim Group LLC with customary indemnification and contribution rights. We also agreed to reimburse Maxim Group LLC for certain specified expenses. As of March 29, 2024, we have sold 2,209,465 Ordinary Shares pursuant to the equity distribution agreement, having aggregate gross proceeds of $3.0 million and aggregate net proceeds of $2.8 million. Epoch has indicated an interest in purchasing, for investment purposes and not for resale, an aggregate of up to $2.5 million of Ordinary Shares in the offering. Because indications of interest are not binding agreements or commitments to purchase, Epoch could determine to purchase more, fewer or no Ordinary Shares in this offering, and Maxim Group LLC could determine to sell more, fewer or no Ordinary Shares to Epoch.

Transactions with Our Major Shareholder

In connection with a currently pending litigation filed by a shareholder against the Company, the members of the board of directors, the controlling shareholder and the investors who took part in the private placement that was approved by our shareholders on March 7, 2021, our major shareholder, Epoch, has agreed to reimburse us 30% of our expenses related to consultants used in the case. We will also receive partial reimbursement for our legal expenses through our directors’ and officers’ insurance. For further information in the litigation, see “Item 8.A. Consolidated Statements and Other Financial Information—Legal Proceedings.”

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

On July 5, 2021, we were informed that a motion to certify a claim as a class action was filed in Israel with the Tel Aviv District Court by Amir Yosef Brot, who claims to be a shareholder of the Company. The plaintiff’s claim is against the Company, the members of the board of directors, the controlling shareholder and the investors who took part in the private placement that was approved by our shareholders on March 7, 2021. In the motion, the plaintiff claims, inter alia, that we conducted a private placement of securities to the controlling shareholder and the investors at a significant discount to the Company’s share price at the time, that the share price did not reflect material information that was allegedly in the Company’s possession and which was also brought to the attention of the investors, and that there were alleged defects in the manner of approving the private placement by our shareholders. After a review of the motion, we believe that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise. On October 2, 2022, we and other respondents filed a response to the motion repudiating the claims and asserting that the plaintiff has no grounds for certification of the motion for class certification. We further asserted that the Company acted in good faith, while supporting the interests of the Company and observing the law both with respect to the private placement transaction and information presented to the public during the relevant time period. Our response was supported by two expert opinions (including an FDA expert opinion and an expert opinion regarding economic issues), as well as by affidavits from our CEO and members of management. On December 15, 2022, the plaintiff asked the court to order the Company to disclose the materials forming the basis of the FDA expert opinion, to which the Company objected. On January 24, 2023, the Company filed a response in which it refuted and objected to the Motion to Disclose. The court ordered the parties to reach an understanding regarding the procedure of the disclosure of said materials. In June 2023, and according to the court’s order, the Plaintiff signed a Confidential Disclosure Agreement, which, according to it, the Plaintiff and its representative undertook to treat the confidential information contained in the Company’s Materials as strictly confidential and shall not exploit of the confidential information without the written consent of the Company. In July and September 2023, the Company disclosed only part of the Company’s Materials and filed a motion to maintain parts of the Company’s Materials confidential. On January 28, 2024, the court determined that once the Plaintiff signed the Confidential Disclosure Agreement, the Company must disclose all the above materials to the Plaintiff and granted expenses totaling NIS 8,500. In February 2024, the Company’s Materials were delivered in hard copy to the plaintiff’s attorney under the restrictions of the Confidential Disclosure Agreement. The plaintiff must submit his response to the Company’s Response by May 15, 2024. After a review of the motion and its responses, the Company believes that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends, including repurchases of shares which are considered dividends under the Companies Law. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due (the: “Solvency Criteria”). Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution (the: “Earnings Criteria”). In the event that we do not meet such earnings criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. However under new exemption applicable as of March 12, 2024, an Israeli company whose shares are listed outside of Israel, is permitted to perform distribution in a way of repurchasing its own shares, even if the Earnings Criteria is not met, without the need for court’s approval. The exemption is subject to certain conditions, including, among others: (i) The distribution meets the Solvency Criteria; and (ii) no rejection was filed by any of the company’s creditors to the court. If any creditor objects to the distribution, the company will be required to obtain the court’s approval for the distribution.

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

Our Ordinary Shares have been trading on Nasdaq under the symbol “ICCM” since August 2021.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

Our Ordinary Shares are listed on Nasdaq .

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

Pursuant to our December 2022 offering, on December 21, 2022, we entered into a placement agency agreement A.G.P. and Brookline, together with A.G.P., the Placement Agents, pursuant to which A.G.P. agreed to serve as lead placement agent and Brookline agreed to serve as co-placement agent for the issuance and sale of the Ordinary Shares. We agreed to pay the Placement Agents an aggregate cash fee equal to 7% of the gross proceeds received by us from the sale of the Ordinary Shares in the Offering, however in the case of certain identified investors the Company agreed to pay a cash fee equal to 3% of the gross proceeds received by us from such investors. Pursuant to the Placement Agency Agreement, we also agreed to pay the Placement Agents $50 thousand for accountable expenses and $10 thousand for non-accountable expenses. The Placement Agency Agreement has indemnification and other customary provisions for transactions of this nature.

On January 12, 2024, we entered into an equity distribution agreement, with Maxim Group LLC, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim Group LLC. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We will pay Maxim Group LLC a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim Group LLC with customary indemnification and contribution rights. We also agreed to reimburse Maxim Group LLC for certain specified expenses. As of March 29, 2024, we have sold 2,209,465 Ordinary Shares pursuant to the equity distribution agreement, having aggregate gross proceeds of $3.0 million and aggregate net proceeds of $2.8 million.

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

Royalty payment. Companies supported by the IIA are required to pay royalties on income yielded from the IIA-supported products, until full refund of the grant, which is linked to the US dollar and carries interest (the annual LIBOR interest for annual dollar deposits, as published on the first day of trading of each year, or in an alternate publication according to the Bank of Israel’s announcement). Until July 2017, the rate of the royalties’ refund was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties’ refund for companies with total revenues of under $70M at the year preceding the application date, has changed to 3%. Until October 25, 2023, the interest was calculated at a rate based on 12-month LIBOR applicable to US Dollar deposits. However, on October 25, 2023, the IIA published a directive concerning changes in royalties to address the expiration of the LIBOR. Under such directive, regarding IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, as of January 1, 2024 the annual interest is calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%; and, for grants approved on or following January 1, 2024 the annual interest shall be the higher of (i) the 12 months SOFR interest rate, plus 1%, or (ii) a fixed annual interest rate of 4%.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad, submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

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

However, the aforementioned formula has minimum and maximum limits. The minimum amount of the payment is the total sum of grants received plus interest. The maximum amount shall be no higher than 6 times the total sum of grants received plus interest. In the case that the IIA-supported company retains its R&D center in Israel for at least 3 consecutive years, following the year of transferring the IIA-supported know-how outside of Israel, while maintaining at least 75% of its R&D employment in Israel ((in relation to the R&D the Company had for the six (6) months before the know-how was transferred) – the payment will be limited to 3 times the total sum of grants received plus interest.

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

According to the above, these liabilities should be taken into account when we consider whether to outsource manufacturing, engage in change of control transactions or otherwise transfer our know-how outside of Israel, and may require us to obtain the pre-approval of the IIA for certain actions and transactions and pay additional payments to the IIA. In particular, any change of control and any change of ownership of our Ordinary Shares that would make a non-Israeli citizen or resident an “interested party,” as defined in the Innovation Law, requires a prior written notice to the IIA in addition to any payment that may be required of us for transfer of manufacturing or know-how outside of Israel. If we fail to comply with the Innovation Law, we may be subject to criminal charges or to mandatory repayment of grants received by us (together with interest and penalties).

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

In addition, our dividends will be qualified dividend income if our Ordinary Shares are readily tradable on Nasdaq or another established securities market in the United States. Dividends will not qualify for the preferential rate if we are treated, in the year the dividend is paid or in the prior year, as a PFIC, as described below under “Passive Foreign Investment Companies.” A U.S. Holder will not be entitled to the preferential rate: (1) if the U.S. Holder has not held our Ordinary Shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, or (2) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar property. Any days during which the U.S. Holder has diminished its risk of loss on our Ordinary Shares are not counted towards meeting the 61-day holding period. Finally, U.S. Holders who elect to treat the dividend income as “investment income” pursuant to Code section 163(d)(4) will not be eligible for the preferential rate of taxation.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2023, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

In addition, the PFIC rules described above would not apply if we were a PFIC and a U.S. Holder made a mark-to-market election. A U.S. Holder of our Ordinary Shares which are regularly traded on a qualifying exchange, including Nasdaq, can elect to mark the Ordinary Shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the Ordinary Shares and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Losses are allowed only to the extent of net mark-to-market gain previously included income by the U.S. Holder under the election for prior taxable years.

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

As of December 31, 2023, we did not enter into any hedge transactions, but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of the dates indicated regarding our foreign currency-denominated monetary assets and liabilities as of December 31, 2023 (U.S. dollars in thousands).

Assets:
NIS	$5,060
EUR	102
Other currencies	97
Total	5,259

Liabilities:
NIS	2,805
EUR	-
Other currencies	20
Total	2,825
Net Assets	2,434

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2023 and 2022.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Global Network for all services, including audit services, for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022

Audit fees (1)	$140	$140
Audit-related fees (2)	$13	$60
Tax fees (3)	-	-
All other fees	-	-
Total	$153	$200

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.
(2)	Includes professional services rendered in connection with the fees relating to the offering of our shares on Nasdaq in December 2022. All of the services provided were approved by our board of directors. Pursuant to the regulations promulgated under the Israeli Companies Law, pre-approval of audit fees is only mandatory for a public company.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

Not applicable.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY.

Our board of directors recognizes the critical importance of maintaining the trust and confidence of our customers, clients, business partners, and employees. Our board of directors oversees our risk management program, and cybersecurity represents an important component of our overall approach to risk management. Our cybersecurity policies, standards, processes, and practices are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization, and other applicable industry standards. In general, we seek to address cybersecurity risks through a comprehensive, cross-functional approach that is focused on preserving the confidentiality, security, reliability, and availability of the information that we collect and store by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur.

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: Our board of directors’ oversight of cybersecurity risk management is supported by the management committee, which includes our Chief Executive Officer, Chief Financial Officer and Vice President Operations and Services) which regularly interacts with the Company’s outsourced virtual Chief Information Security Officer (“vCiso”), other members of management and outside counsel.

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management promptly.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Education and Awareness: The Company provides regular, mandatory cybersecurity threat training to all employees so that they are aware of how to address cybersecurity threats and to communicate the Company’s evolving information security policies, standards, processes, and practices.

●	Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated regularly.

●	SEC Regulation: The Company analyzes quantitative and qualitative factors of any security incident in terms of impact and reasonably likely effects. If our board of directors and management committee, with the assistance of legal counsel, determine that the nature, scope and timing of such incident has materially affected or would be reasonably likely to materially affect the Company’s business strategy, results of operations or financial condition, the Company would deem such incident to be material in accordance with Regulation SCI.

●	Third-Party Risk Management: The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

We engage in the periodic assessment and testing of our policies, standards, processes, and practices that are designed to address cybersecurity threats and incidents. These efforts include a wide range of activities, including audits, assessments, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. We engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits, and independent reviews of our information security control environment and operating effectiveness.

The results of such assessments, audits, and reviews are reported to and reviewed by the management committee and are reported to our board of directors. Company adjusts its cybersecurity policies, standards, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Governance

Our board of directors oversees our risk management process, including the management of risks arising from cybersecurity threats. Our management committee receives regular reports and updates on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising concerning our peers and third parties. Our board of directors also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as updates regarding any such incident until it has been addressed. On an annual basis, the board of directors discusses our approach to cybersecurity risk management with members of our management committee.

The vCISO, in coordination with our Management Committee, works collaboratively with the Company to implement a program designed to protect the Company’s information systems from cybersecurity threats and to promptly respond to any cybersecurity incidents by the Company’s incident response and recovery plans. To facilitate the success of the Company’s cybersecurity risk management program, the IT team is deployed to address cybersecurity threats and respond to cybersecurity incidents. Through ongoing communications with these teams, the vCISO and our management committee monitor the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real-time.

Our vCISO, Mr. Roni Goldberg, has seven years of experience in the information security and risk management field for enterprise-grade level organizations with over 10,000 employees. Mr. Roni Goldberg is a certified Chief Information Security Officer from the Technion (Israel Institute of Technology), a certified Information Systems Security Professional from the ISC*2 organization which validates expertise in designing, implementing, and managing top-tier cybersecurity programs, and has a certified Sophos Security Architecture qualification. Mr. Roni Goldberg has strong expertise in Risk Management, building and maintaining security programs, and managing IT security and rich experience in security standards of NIST risk management and other cybersecurity frameworks, SANS, ISO/IEC 27001, ITIL, and privacy.

Cybersecurity threats have not materially affected us and are reasonably likely to affect the Company, including its business strategy, results of operations, or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
2.1*	Description of Securities.
3.1	Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.2	IceCure Medical Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.3	IceCure Medical Remuneration Policy (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.4^	Distribution Agreement, dated August 29, 2019, by and between IceCure Medical Ltd. and Terumo Corporation (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.5^	Distribution Agreement, dated December 31, 2020, by and between IceCure Medical Ltd. and Terumo (Thailand) Company Limited (incorporated herein by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.6	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure (Shanghai) MedTech Co., Ltd., Shanghai Medtronic Zhikang Medical Devices Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.7	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure Medical Ltd., IceCure (Shanghai) MedTech Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.8	Equity Distribution Agreement by and between IceCure Medical Ltd., and Maxim Group LLC, dated January 12, 2024 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on January 12, 2024).
4.9*	IceCure Medical Ltd. 2024 Employee Equity Incentive Plan.
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 3, 2021).
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm.
97.1*	Clawback Policy
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2023, December 31, 2022 and December 31, 2021; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2023, December 31, 2022 and December 31, 2021; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2023, December 31, 2022 and December 31, 2021; (iv) Consolidated Statements of Cash Flows as of December 31, 2023, December 31, 2022 and December 31, 2021; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ICECURE MEDICAL LTD.

Date: April 3, 2024	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

IceCure Medical Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IceCure Medical Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s lack of sufficient revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

April 3, 2024

We have served as the Company’s auditor since 2006.

ICECURE MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

		As of December 31,	As of December 31,
	Note	2023	2022
ASSETS

CURRENT ASSETS
Cash and cash equivalents		10,533	23,659
Short-term deposit		529	-
Restricted deposit		-	296
Trade receivables		103	78
Inventory	3	2,275	2,857
Prepaid expenses and other receivables	4	744	1,240
Total current assets		14,184	28,130

NON-CURRENT ASSETS

Right of use assets	5	679	668
Property and equipment, net	6	1,513	1,356
Prepaid expenses and other long-term assets		34	34
Total non-current assets		2,226	2,058

TOTAL ASSETS		16,410	30,188

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables		502	714
Lease liabilities	5	223	167
Other current liabilities	7	3,146	3,455
Total current liabilities		3,871	4,336

NON-CURRENT LIABILITIES
Long term lease liabilities	5	376	430
Total non-current liabilities		376	430

Commitments and contingencies	8

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value; Authorized 2,500,000,000 shares; Issued and outstanding: 45,729,684 shares and 45,623,434 shares as of December 31, 2023 and December 31, 2022, respectively	9	-	-
		-	-
Additional paid-in capital		102,224	100,831
Accumulated deficit		(90,061)	(75,409)
Total shareholders’ equity		12,163	25,422

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		16,410	30,188

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2023	2022	2021

Revenues	10	3,229	3,085	4,138
Cost of revenues	11	1,929	1,640	1,943
Gross profit		1,300	1,445	2,195

Research and development expenses	12	8,273	9,123	5,877
Sales and marketing expenses	13	4,437	3,204	1,917
General and administrative expenses	14	4,166	5,857	4,125
Operating loss		15,576	16,739	9,724

Financial expenses (income), net		(924)	239	171

Net loss and comprehensive loss		14,652	16,978	9,895

Basic and diluted net loss per share		0.32	0.46	0.35

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		45,638,030	37,016,631	28,548,676

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and warrants data and per share data)

	Ordinary shares		Treasury shares		Pre-funded warrants		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of January, 2021	20,218,220	-	(5,434)	(41)	-	-	54,225	(48,536)	5,648
Issuance of ordinary shares in March and May 2021, net (*)	11,485,697	-	-	-	-	-	14,586	-	14,586
Issuance of ordinary shares public offering in December 2021, net (**)	3,892,152	-	-	-	-	-	12,400	-	12,400
Issuance of pre- funded warrants	-	-	-	-	1,034,000	-	3,566	-	3,566
Options exercised	189,700	-	-	-	-	-	337	-	337
Share-based compensation related to options granted	-	-	-	-	-	-	316	-	316
Cancelation of treasury shares	(5,434)	-	5,434	41	-	-	(41)	-	-
Loss for the year	-	-	-	-	-	-	-	(9,895)	(9,895)
Balance as of December 31, 2021	35,780,335	-	-	-	1,034,000	-	85,389	(58,431)	26,958
Issuance of restricted ordinary shares in July 2022, net	21,000	-	-	-	-	-	6	-	6
Issuance of ordinary shares public offering in December 2022, net (***)	8,787,880	-	-	-	-	-	13,569	-	13,569
Pre- funded warrants exercised	1,034,000	-	-	-	(1,034,000)	-	1	-	1
Options exercised	219	-	-	-	-	-	1	-	1
Share-based compensation related to options granted	-	-	-	-	-	-	1,865	-	1,865
Loss for the year	-	-	-	-	-	-	-	(16,978)	(16,978)
Balance as of December 31, 2022	45,623,434	-	-	-	-	-	100,831	(75,409)	25,422
Share-based compensation related to restricted ordinary shares	-	-	-	-	-	-	28	-	28
Options exercised	106,250	-	-	-	-	-	83	-	83
Share-based compensation related to options granted	-	-	-	-	-	-	1,282	-	1,282
Loss for the year	-	-	-	-	-	-	-	(14,652)	(14,652)
Balance as of December 31, 2023	45,729,684	-	-	-	-	-	102,224	(90,061)	12,163

(*)	Net of issuance cost of approximately $414
(**)	Net of issuance cost of approximately $1,028
(***)	Net of issuance cost of approximately $931

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021
Cash flows from operating activities:
Net loss	(14,652)	(16,978)	(9,895)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	323	248	127
Share-based compensation	1,310	1,865	316
Exchange rate changes in cash and cash equivalents and deposit	(25)	359	5
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(25)	378	(362)
Decrease (increase) in inventory	582	(902)	(891)
Decrease (increase) in prepaid expenses and other receivables	496	1,050	(2,030)
Decrease (increase) in right of use assets	182	245	(607)
Increase (decrease) in trade payables	(212)	(167)	236
Increase (decrease) in lease liabilities	(191)	(312)	577
Increase (decrease) in other current liabilities	(309)	540	60
Increase (decrease) in other long-term liabilities	-	(618)	(141)
Net cash used in operating activities	(12,521)	(14,292)	(12,605)

Cash flows from investing activities:
Realization of (Investment in) deposits	(529)	-	4,621
Realization of (investment in) restricted deposits	296	-	(296)
Purchase of property and equipment	(480)	(891)	(533)
Net cash provided by (used in) investing activities	(713)	(891)	3,792

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs	-	13,569	14,586
Issuance of restricted ordinary shares	-	6	-
Issuance of ordinary shares and pre-funded warrants, net of issuance costs	-	-	15,966
Exercise of pre-funded warrants	-	1	-
Exercise of options to ordinary shares	83	1	337
Net cash provided by financing activities	83	13,577	30,889

Increase (decrease) in cash and cash equivalents	(13,151)	(1,606)	22,076
Cash and cash equivalents beginning of the year	23,659	25,621	3,502
Effect of foreign exchange rate on cash and cash equivalents	25	(356)	43
Cash and cash equivalents end of the year	10,533	23,659	25,621

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	193	-	-

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

IceCure Medical Ltd. (“IceCure Medical Ltd.”, the “Company”, “we” or “our”) is a medical device Company incorporated in Israel.

On February 2, 2011, we became a public company in Israel and our ordinary shares were listed for trade on the Tel Aviv Stock Exchange (“TASE”). On August 26, 2021, our ordinary shares were listed for trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ICCM.” On July 24, 2023, we delisted our Ordinary Shares from the TASE.

Since its establishment, IceCure Medical Ltd., and its wholly-owned subsidiaries, IceCure Medical Inc. in the United States (the “U.S. Subsidiary”), IceCure Medical HK Limited in Hong Kong (the “Hong Kong Subsidiary”) and IceCure (Shanghai) MedTech Co., Ltd. in China (the “Chinese Subsidiary”, and together with the Company, U.S. Subsidiary and Hong Kong Subsidiary, the “Group”), have been engaged in the research, development and commercialization of minimally invasive medical devices for cryoablation (freezing) of tumors in the human body, using its propriety liquid nitrogen Cryoablation technology, as an alternative to surgical intervention to remove the tumor. The Company received regulatory approvals for marketing its products in the United States, Europe and other territories.

The U.S. Subsidiary was established on April 6, 2011 in the State of Delaware and is engaged in business development, marketing, clinical trial management and sale of the Company’s products in the United States. The Hong Kong Subsidiary was established on September 26, 2018 and commenced its activity in 2021. The Chinese Subsidiary was established on July 14, 2020 and is wholly owned by the Hong Kong Subsidiary. The Chinese Subsidiary in China commenced its operation on January 1, 2021 and is engaged in business development, obtaining regulatory approvals and marketing activities for the Company’s products.

The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to commercialize its technology, obtaining regulatory approvals, and developing and obtaining regulatory approval for its next generation systems. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (Cont.)

B.	Risk factors (Cont.):

The amount of financing required will depend on many factors, including our research and development costs, our clinical trials, our commercialization efforts, and other working capital requirements. Our ability to access capital markets or to secure partnerships is mainly dependent on the progress of our research and development, our clinical trials, regulatory approval of our products, and our success in the commercialization of our products.

C.	Going Concern:

As of December 31, 2023, the Company has accumulated losses of $90,061. In the year ended December 31, 2023, the Company generated losses of $14,652, and negative cash flows from operating activities of $12,521.

To date, management expects the Company to continue to generate substantial operating losses and fund its operations primarily through utilization of its current financial resources, sales of its products, and additional raises of capital. As of March 31, 2024, the Company’s cash, cash equivalents and short-term deposits were approximately $11 million.

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern includes raising funds from existing shareholders and/or new investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

A.	Use of estimates:

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

B.	Financial statements in U.S. dollars and functional currency:

The functional currency of the Company and its subsidiaries is the U.S. dollar (“USD” or “dollar” or “$”) since the dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future. Most of the Company’s revenues are derived from sales outside of Israel, which are based primarily on dollar.

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

D.	Cash and cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible into cash with original maturities of three months or less.

E.	Trade Receivables:

Trade receivables are recorded at the invoiced amount, are unsecured, and do not bear interest. Accounts receivable are stated at their net realizable value, net of allowances. The allowance for doubtful accounts is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors, including the payment terms of each account, its age, the collection history of each customer, and the customer’s financial condition. No doubtful accounts expense was recorded for the years ended December 31, 2023, 2022 and 2021.

F.	Inventories:

Inventories are valued using the lower of cost and net realizable value, and include raw materials, work in progress and finished goods. The cost of inventories is determined as follows:

Cost of raw materials is determined on a standard cost basis utilizing the weighted average cost of historical purchases, which approximates actual cost.

Cost of work in progress (“WIP”) and finished goods are based on the standard cost method and determined on the cost of raw materials and subcontracted work, and the applicable share of the cost of labor on the weighted average cost basis, which approximates actual cost.

The Company regularly evaluates the value of inventory based on a combination of factors including the following: historical usage rates, product end-of-life dates, technological obsolescence and product introductions.

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

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets. The annual depreciation rates are as follows:

%

Systems and equipment	15 - 20
Computers and software	33
Office furniture and equipment	7 - 15
Leasehold improvements	Over the shorter of the related lease period or the useful lives of the asset

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

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the remaining lease payments over the lease term at the commencement date. The rates implicit in our leases are not reasonably determinable and, we use our incremental borrowing rate. We calculate the incremental borrowing rate to reflect the interest rate that we would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term, and we consider our historical borrowing activities and market data in this determination. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. Our lease terms may include options to extend the lease when it is reasonably certain that we will exercise that option. Lease expense is recognized on a straight-line basis over the lease term.

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

As of December 31, 2023, and 2022, the Company’s deferred revenue balance is $187 and $646 (out of which $187 and $646 are presented as current), respectively.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the consolidated financial statements and for tax loss carry forwards and are measured using the enacted tax rates and laws, that will be in effect when the differences are expected to reverse. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2023, the Company had a full valuation allowance against deferred tax assets.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not recorded any liability for uncertain tax positions for the year ended December 31, 2023.

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

The Company’s trade receivables are derived from sales to customers located primarily in the Americas, APAC, and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. Under certain circumstances, the Company may require advance payments.

Q.	Segment Reporting:

The chief operating decision maker (the “CODM”) of the Company is the Chief Executive Officer (“CEO”). The CODM reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. Accordingly, management has determined that the Company operates in one reportable segment.

R.	Basic and diluted net loss per share:

Basic net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10, “Earnings Per Share”, using the treasury stock method. All outstanding stock options were excluded from the calculation of the diluted loss per share for the years ended December 31, 2023, 2022 and 2021 because all such securities have an anti-dilutive effect.

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

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures” to improve reportable segment disclosure requirements through enhanced disclosures about significant segment expenses on an interim and annual basis. All disclosure requirements of ASU 2023-07 are required for entities with a single reportable segment.

ASU 2023-07 is effective starting January 1, 2024 and should be applied on a retrospective basis to all periods presented. Early adoption is permitted. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

(1)	In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) – “Improvements to Income Tax Disclosures”. The ASU requires that an entity disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. Further, the ASU requires certain disclosures of state versus federal income tax expense and taxes paid. The amendments in this ASU are required to be adopted starting January 1, 2025. Early adoption is permitted, and the amendments should be applied on a prospective basis. The Company is currently evaluating the effect of adopting the ASU on its disclosures.

NOTE 3 - INVENTORY

Composition:

	As of	As of
	December 31,	December 31,
	2023	2022

Raw materials	1,391	1,566
Work in progress	316	356
Finished goods	568	935
	2,275	2,857

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 4 - PREPAID EXPENSES AND OTHER RECEIVABLES

Composition:

	As of	As of
	December 31,	December 31,
	2023	2022

Tax authorities	114	124
Insurances	368	527
Prepaid expenses	144	80
Advanced payables	107	345
Other	11	164
	744	1,240

NOTE 5 - LEASES

On January 1, 2020, the Company expanded its leases from 494 square meters to approximately 581 square meters at its location in Caesarea, Israel, and extended its operating lease agreement for another 12 months until July 14, 2022, with an option to extend until July 14, 2025.

On August 10, 2021, the Company expanded its leases from 581 square meters to approximately 813 square meters at its location in Caesarea, Israel, and extended its operating lease agreement for another 12 months until July 31, 2023, with an option to extend until July 31, 2026.

On May 1, 2023, the Company began leasing a facility located in Tel Aviv, Israel under an operating lease agreement that expires on April 30, 2024, with an option to extend until April 30, 2025.

On November 1, 2023, the Company expanded its leases from 813 square meters to approximately 879 square meters at its location in Caesarea, Israel.

To secure the lease payments, the Company provided a bank guarantee of $20.

In addition, the Company leases vehicles under various operating lease agreements.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 5 - LEASES (Cont.)

As of December 31, 2023, and 2022, total ROU assets were approximately $679 and $668 and the lease liabilities for operating leases were approximately $599 and $597, respectively.

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2023	Year ended December 31, 2022	Year ended December 31, 2021

Cash payments for operating leases	246	242	247

The maturities of operating lease liabilities and the reconciliation of undiscounted cash flows for operating lease liabilities as of December 31, 2023, were as follows:

2024	276
2025	257
2026	145
2027	-
Undiscounted cash flows for operating leases	678
Less: amount representing interest	(79)
Operating lease liabilities	599

The weighted average lease term and weighted average discount rate as of December 31, 2023, was as follows:

Operating leases weighted average remaining lease term (in years)	1.81
Operating leases weighted average discount rate	6.5%

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Composition:

	As of	As of
	December 31,	December 31,
	2023	2022
Cost
Systems and equipment	1,965	1,524
Computers and software	426	404
Office furniture and equipment	132	127
Leasehold improvements	209	207
	2,732	2,262

Less - accumulated depreciation
Systems and equipment	664	443
Computers and software	375	323
Office furniture and equipment	58	48
Leasehold improvements	122	92
	1,219	906

Property and Equipment, Net	1,513	1,356

Depreciation and amortization expenses for the years ended December 31, 2023, 2022 and 2021 were $323, $248 and $127, respectively.

NOTE 7 - OTHER CURRENT LIABILITIES

Composition:

	As of	As of
	December 31,	December 31,
	2023	2022

Deferred revenues	187	646
Provision for royalties to IIA	47	47
Payroll and social benefits	1,362	1,580
Vacation and recuperation provision	630	554
Accrued expenses and others	920	628
	3,146	3,455

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

As of December 31, 2023, based on 2023 second median revenue, the Company recorded a liability for royalties which amounted to $47.

As of December 31, 2023, the Company has no open application for grants to the IIA.

Total grants received by the Company, including accumulated interest, amounted to approximately $2,630 ($2,084 net of royalties paid). The grants are linked to the exchange rate of the dollar, and bear interest of LIBOR per annum until December 31 2023. Starting on January 1, 2024 the interest will be calculated at a rate based on 12-month Secured Overnight Financing Rate, or SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%.

B.	Liens:

The Company pledged a deposit in the amount of NIS 71 (approximately $20) to secure a bank guarantee issued in connection with a lease agreement. In addition, the Company pledged a deposit in the amount of $15 to secure a bank guarantee issued in connection with a credit card issued. The deposits are presented in the consolidated balance sheets as a non-current asset under “Prepaid expenses and other long-term assets”.

The Company pledged a deposit in the amount of $296 deposit to secure a bank guarantee issued in favor of a customer agreement. The deposits are presented in the consolidated balance sheets as a non-current asset under “Prepaid expenses and other long-term assets”. On November 29, 2023, the deposit was repaid.

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

The plaintiff estimated the amount of his individual claim at a sum of approximately NIS 30,000 thousand (USD 8,271), the amount of the class action, insofar as it will be qualified as such, at a sum of approximately NIS 163,459 thousand (USD 45,067) for the class damages that the plaintiff claims had their shares diluted unlawfully, and at a sum of approximately NIS 234,349 thousand (USD 64,612), for damage that was supposedly caused to the shareholders due to a sale at less than the allegedly full market price.

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

On December 15, 2022, the Plaintiff asked the court to order the Company to disclose any Company materials provided by the Company to the FDA expert in connection with his preparation of the FDA Expert Opinion (“Company’s Materials” and “Motion to Disclose”). On January 24, 2023, the Company filed a response in which it refuted and objected to the Motion to Disclose. The court ordered the parties to reach an understanding regarding the procedure of the disclosure of said materials. In June 2023, and according to the court’s order, the Plaintiff signed a Confidential Disclosure Agreement, which, according to it, the Plaintiff and its representative undertook to treat the confidential information contained in the Company’s Materials as strictly confidential and subject to the written consent of the Company if it wanted to use the Company’s Materials. In July and September 2023, the Company disclosed only part of the Company’s Materials and filed a motion to maintain parts of the Company’s Materials confidential. On January 28, 2024, the court determined that once the Plaintiff signed the Confidential Disclosure Agreement, the Company must disclose all the above materials to the Plaintiff and granted expenses totaling NIS 8,500 (USD 2). In February 2024, the Company’s Materials were delivered in hard copy to the plaintiff’s attorney under the restrictions of the Confidential Disclosure Agreement. The plaintiff must submit its response to the Company’s Response by May 15, 2024.

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

The claim is in the amount of NIS 5,000 thousand (USD 1,378). As far as the Company is aware, this motion was filed against many companies that trade on the TASE. (the ‘motion’).

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

After deducting closing costs underwriting discounts and fees, the Company received proceeds of approximately $13,569.

(3)	On August 8, 2021, the Company completed a reverse stock split of its ordinary shares. As a result of the reverse stock split, the following changes occurred (i) every eight shares were combined into one share; (ii) the number of shares underlying each option were proportionately decreased on an 8-for-1 basis, and the exercise price of each such outstanding share option were proportionately increased on a 8-for-1 basis. Accordingly, all option numbers, share numbers, share prices, exercise prices and losses per share were adjusted within these consolidated financial statements, on a retroactive basis, to reflect this 8-for-1 reverse stock split.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares and options for employees:

(1)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2023	2022	2021
Exercise price	$1.22 - $1.37	$1.78 - $3.61	$1.69 - $8.75
Expected volatility	119.4% - 132.3%	91.0% - 91.6%	89.8% - 96.1%
Risk-free interest	3.86% - 4.34%	0.92% - 2.43%	0.67% - 1.02%
Expected life of up to (years)	5.06 - 7.02	5.56 - 6.25	6.22

(2)	The following table summarizes the changes in options granted to employees, officers and members of the Company’s Board of Directors (“the Board”) for the years ended December 31, 2023, 2022 and 2021.:

	Number of Share Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Balance as of January 1, 2021	1,455,761	$1.68
Granted	108,929	$2.02
Expired	(13,875)	$2.94
Forfeited	(24,635)	$1.85
Exercised	(189,700)	$2.06
Balance as of December 31, 2021	1,336,480	$1.64	7.03
Granted	1,806,316	$3.3
Expired	(3,380)	$3.43
Forfeited	(63,262)	$2.04
Exercised	(219)	$1.64
Balance as of December 31, 2022	3,075,935	$2.55	7.8
Granted	1,157,940	$1.29
Expired	(89,194)	$2.48
Forfeited	(319,810)	$2.42
Exercised	(106,250)	$2.87
Balance as of December 31, 2023	3,718,621	$2.07	7.41
Exercisable at the end of year	1,590,516	$2.00	5.96

As of December 31, 2023, a total of 244,926 outstanding and exercisable options are “in the money” with aggregate intrinsic value of $92.

The weighted average fair value of options granted during the year ended December 31, 2023, was $1.12 per share.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares and options for employees: (Cont.)

(3)	Options granted during 2023, 2022 and 2021:

(a)	In January 2021, the Company granted 100,000 options to purchase an aggregate of 100,000 ordinary shares to a member of the Company’s Board of directors, at an exercise price of $1.60 per share. The options will vest as follows:

a.	25,000 options - a quarter after one year, and the rest will vest in 12 equal quarterly installments over a period of three years from December 13, 2020.

b.	75,000 options- based on target achievement:

i.	37,500 options will vest and become exercisable, on the date of receipt by the company of two regulatory approvals in China from the NMPA (National Medical Products Administration) for the marketing and sale of ProSense product and for the sale of probes of the company, and no later than December 31, 2022. On December 31, 2022, the 37,500 options were forfeited since the two regulatory approvals were not received.

ii.	37,500 options will vest and become exercisable, with the sale of Systems and Probes as determined in the options agreement in one calendar year in China, and no later than the end of 2024.

The options are exercisable for 10 years from the date of grant.

(b)	On April 28, 2021, the Company granted 8,929 options to purchase an aggregate of 8,929 ordinary shares to five officers of the Company, as follows: 4,319 options for the Company’s CEO, and 4,610 options for four officers, at an exercise price of $5.76 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from April 28, 2022. The options are exercisable for 10 years from the date of grant.

(c)	On January 12, 2022, the Company granted 1,720,660 options to purchase an aggregate of 1,720,660 ordinary shares to 59 optionees of the Company, as follows: 333,992 options to the Company’s CEO, the Chairman of the Board and a member of the board, 443,674 options to five officers of the Company and 942,994 options to 51 employees of the Company, at an exercise price of $3.61 per share. The options granted to the CEO, chairman of the board, board member and the officers will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from January 12, 2022. The options granted to the 51 employees will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares and options for employees: (Cont.)

(d)	On July 4, 2022, the Company granted to a consultant of the company 55,222 options to purchase an aggregate of 55,222 ordinary shares, at an exercise price of $1.78 per share. The options will vest as follows: 8 equal quarterly installments over a period of two years from October 4, 2022. The options are exercisable for 10 years from the date of grant.

(e)	On February 19, 2023, the Company granted 1,107,940 options to purchase an aggregate of 1,107,940 ordinary shares to 76 option-holders of the Company, as follows: (i) 172,321 options to the Company’s CEO, the Chairman of the board of directors and a member of the board of directors; (ii) 252,371 options to six officers of the Company; (iii) 641,836 options to 66 employees of the Company; and (iv) 41,412 options to a consultant of the company, at an exercise price of $1.37 per share. The options granted to the CEO, chairman of the board, board member and the officers will vest as follows: a quarter after one year and the balance will vest in 12 equal quarterly installments over a period of three years from February 19, 2024. The options granted to the 66 employees will vest in four equal installments over a period of four years from the date of grant. The options granted to a consultant of the company will vest in six equal quarterly installments from January 4, 2023. The options are exercisable for 10 years from the date of grant.

(f)	On August 14, 2023, the Company granted 50,000 options to purchase an aggregate of 50,000 ordinary shares to an officer of the company at an exercise price of $1.22 per share. The options will vest as follows: a quarter after one year, and the rest will vest in 12 equal quarterly installments over a period of three years from August 14, 2024. The options are exercisable for 10 years from the date of grant.

(4)	The total share-based compensation the Company recognized for share-based payments is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021
Cost of revenues	79	137	15
Sales and marketing	167	208	15
Research and development	513	785	109
General and administrative	551	735	177
	1,310	1,865	316

As of December 31, 2023, the total unrecognized share-based compensation cost, related to non-vested share options grant arrangements under the plan was $1,229. This cost is expected to be recognized over the remaining vesting period of 3.6 years, until the end of June 30, 2027.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES

The Company’s revenues are derived primarily from the sale of systems and disposables. Revenues from warranty and services are not material and therefore are included in revenue from systems in the following table.

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Systems	1,452	1,002	1,560
Disposables	1,503	1,336	1,208
Exclusive distribution agreement	274	747	1,370
	3,229	3,085	4,138

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

Exclusive distribution agreement in China

On June 12 2022, the Chinese Subsidiary signed an exclusive sale and distribution agreement for the Systems and disposables with Shanghai Medtronic Zhikang Medical Devices Co. Ltd. (“Shanghai Medtronic Zhikang”) and Turing for an initial term of 36 months, with a minimum purchase target of $3.5 million within this term. Pursuant to the Distribution Agreement, the Chinese Subsidiary will sell the Products to Turing, which will import the Products from Israel to mainland China, and resell them to Shanghai Medtronic Zhikang. Shanghai Medtronic Zhikang will be responsible for, among other matters: (i) marketing and promoting the Products within mainland China; and (ii) holding professional medical education events for the Products within mainland China. Turing will be responsible for warehousing, logistics, warranty services, training, and other support and after sale services.

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

Furthermore, under the Distribution Agreement’s terms, the Chinese Subsidiary will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the Products, issued by mainland China’s NMPA, its local branches or any other government authorities. The Chinese Subsidiary has already obtained Regulatory approvals for the IceSense3 systems and its disposable Cryoprobes for commercial procedures.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES (Cont.)

Exclusive distribution agreement in Japan

On August 30, 2019, the Company entered into an exclusive distribution agreement with Terumo Corporation (“Terumo”), in which Terumo will be appointed as an exclusive distributor of the Company’s products in Japan.

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

As of December 31, 2023, the Company believes that Terumo will submit a request for regulatory approval in the second half of 2024.

In addition, milestones have been set, for which, if met, the Company will receive the following amounts (that were identified by the Company as variable consideration):

(1)	$250 will be paid to the Company upon the submission of an application for regulatory approval for the products in Japan;

(2)	$250 will be paid to the Company upon the receipt of regulatory approval in Japan; and

(3)	$500 will be paid to the Company upon the receipt of approval for medical reimbursement for the procedure in Japan

A total amount of $4,250 was allocated to the identified performance obligations as follows:

Systems and disposables – $866 were allocated based on the sale price of these products to similar customers in similar contracts.

Submission of an application for regulatory approval – $250 were allocated based on a standalone selling price of the submission fee.

Assistance in obtaining the regulatory approval – $3,134 were allocated based on the residual approach since the Company has not yet established a price for this service and has not sold it on a standalone basis.

The Company recognizes revenues from sales of systems and disposables when the control is transferred to Terumo and recognizes revenue from assistance in obtaining the regulatory approval over the estimated period as evaluated by the Company.

As of December 31, 2023, the Company has received and recognized as revenue during the years 2019-2023 $4,000 (out of the $4,250 total consideration)

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 11 - COST OF REVENUES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Payroll and related benefits (including share-based compensation)	551	896	796
Raw materials subcontractors and auxiliary materials	905	298	828
Shipping	42	48	50
Royalties to the IIA	96	93	123
Depreciation	161	111	33
Others	174	194	113
	1,929	1,640	1,943

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Payroll and related benefits (including share-based compensation)	5,395	5,969	3,748
Raw materials, subcontracted work and consulting	1,593	1,742	1,440
Clinical trials	436	495	200
Others	849	917	489
	8,273	9,123	5,877

NOTE 13 - SALES AND MARKETING EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Payroll and related benefits (including share-based compensation)	2,239	1,599	1,036
Consulting and professional services	987	566	215
Travel	354	274	126
Advertising and promotion expenses	92	74	60
Sales commissions	49	13	60
Conferences	323	301	93
Others	393	377	327
	4,437	3,204	1,917

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Payroll and related benefits (including share-based compensation)	1,886	2,262	1,403
Professional services	1,966	3,369	2,440
Others	284	226	282
	4,166	5,857	4,125

NOTE 15 - TAXES ON INCOME

A.	General:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation:

The Company is subject to Israeli corporate tax rate of 23% for the years ended December 31, 2023, 2022 and 2021.

The U.S. subsidiary is subject to U.S. federal tax rate of 21% for the years ended December 31, 2023, 2022 and 2021.

The Chinese subsidiary is subject to a progressive tax rate in China of 2.5% up to taxable income of one million RMB, 5% on taxable income between one million RMB to three million RMB and 25% on taxable income higher than three million RMB, for the year ended December 31, 2023 and 2022.

The Chinese subsidiary is subject to a progressive tax rate in China of 2.5% up to taxable income of one million RMB, 10% on taxable income between one million RMB to three million RMB and 25% on taxable income higher than three million RMB, for the year ended December 31, 2021.

C.	Net loss carryforward:

As of December 31, 2023, the Company has an accumulated tax loss carryforward of approximately $80,906 in Israel, which may be carried forward and offset against taxable income in the future for an indefinite period.

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

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,	As of December 31,
	2023	2022

Net loss carryforward	18,608	17,183
Other reserves and allowance	145	127
Total deferred tax assets	18,753	17,310
Valuation allowance	(18,753)	(17,310)
Net deferred tax asset	-	-

As of December 31, 2023, the Company has provided valuation allowances of $18,753 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

F.	Effective tax expense (benefit):

The components of loss before tax and a reconciliation of the Company’s tax expense to the Company’s theoretical statutory tax benefit are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021

Loss (profit) before taxes:
Local	14,652	16,952	10,081
Foreign[1]	*	26	(186)
Net loss, as reported in the consolidated statements of comprehensive loss	14,652	16,978	9,895
Israeli statutory income tax rate	23%	23%	23%

Theoretical tax benefit	3,370	3,905	2,276
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(3,370)	(3,905)	(2,161)
Other	-	-	(115)
Income tax expense	-	-	-

*	Lower than $1K
[1]	Foreign is amount related to the US & China Subsidiaries.

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

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021
United States	751	604	471
Japan	480	1,130	1,380
China	440	104	-
Israel	30	30	108
Thailand	14	30	964
Other[2]	1,514	1,187	1,215
	3,229	3,085	4,138

The following table sets forth reporting property and equipment information by geographic region:

	As of December 31,	As of December 31,
	2023	2022
Israel	1,084	929
United States	429	427
	1,513	1,356

The following table is a summary of customer concentrations as a percentage of revenue:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2023	2022	2021
Customer A	*	25%	30%
Customer B	14%	*	-
Customer C	-	*	23%

*	Lower than 10%
[2]	No country represented is greater than 10% of our revenue as of the years presented, other than the countries presented above.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 17 - SUBSEQUENT EVENTS

The following are the significant events that took place subsequent to December 31, 2023:

(a)	On January 12, 2024, we entered into an equity distribution agreement, with Maxim Group LLC, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700 thousand from time to time through Maxim Group LLC. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We will pay Maxim Group LLC a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim Group LLC with customary indemnification and contribution rights. We also agreed to reimburse Maxim Group LLC for certain specified expenses. To date, we have sold 2,209,465 Ordinary Shares pursuant to the equity distribution agreement, having aggregate gross proceeds of $3,054 thousand and aggregate net proceeds of $2,838 thousand.