Form 20-F
period 2024-12-31
IceCure Medical Ltd.
filed 2025-03-27
CIK 1584371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

56,568,999 ordinary shares as of December 31, 2024.

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

Yes ☐    No ☒

i

IceCure Medical Ltd.

INTRODUCTION

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on liquid nitrogen, or LN2, for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system and its associated CryoProbes.

Alongside our continued efforts at improving our core technology, including our flagship product, the ProSense system, we are also focused on new product developments. This includes our next-generation single probe system, or XSense system with CryoProbes, for which we have received 510(k) regulatory clearance from the United States Food and Drug Administration, or FDA. We believe that the XSense system with CryoProbes can serve as a platform that will allow us to develop other unique CryoProbes and catheters and expand our clinical applications and is also more efficient, intuitive and user friendly compared to our existing ProSense system. We are also developing our next-generation multi-probe system, or MSense, which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

We believe that obtaining regulatory approval for our existing and next-generation products for specific indications will help us grow our business. As of December 31, 2024, we have received a broad range of regulatory approvals for our systems to treat tumors in the lungs, kidneys, bones and other indications. In the United States our products are cleared as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, and MultiSense cryoablation systems, the latter of which has not been commercialized. Although our “IceCure Family” systems have regulatory clearance from the FDA for commercialization in the United States, we have yet to receive regulatory approval for such systems for treatment of malignant breast tumors, which requires a separate approval from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States. On October 18, 2022, we requested that De Novo classification be accepted for our ProSense system for breast cancer indication. Because of this De Novo classification request, we will be required to accept special controls imposed by the FDA in relation to the production process and post-market monitoring. If a De Novo classification is not approved by the FDA as the regulatory pathway, the FDA will accept only pre-market approval, or PMA, in which case we would expect the timeline for marketing approvals to take longer for our associated costs to be higher relative to 510(k) or De Novo approval.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our available cash our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to internally develop new inventions and maintain and protect our European, U.S. and other patents, and other intellectual property;

●	our ability to obtain and maintain regulatory approvals for our products and their associated indications for use;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.647 = $1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2024.

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

v

Risks Related to Our Financial Condition and Capital Requirements

●	we have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future;

●	we have generated minimal revenues from product sales and may never be profitable, even if we receive regulatory approval to commercialize our products in additional geographical territories and indications; and

●	we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our commercialization and product development efforts, expansion to new markets, or other activities.

●	our management team concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubts about the Company’s ability to continue as a going concern.

Risks Related to Our Business and Industry

●	we are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense, XSense and our future MSense systems;

●	if we fail to maintain an existing strategic relationships with Terumo Corporation or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we manage our business through a small number of employees and key consultants. We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	if we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks;

●	we face intense competition in the market, and as a result we may be unable to effectively compete in our industry;

●	our commercial success is very much dependent on third-party payors to provide adequate insurance coverage and reimbursement for the use of our systems, or any future products that we may commercialize;

●	our management team has limited experience managing a U.S. reporting company; and

●	our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

Risks Related to Product Development and Regulatory Approval

●	our, or our partners’ clinical trials may encounter delays, suspensions or other problems;

●	the results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any clinical trials will yield the results we anticipate, be successful or lead to results sufficient for the necessary regulatory approvals;

●	we may not receive, or may be delayed in receiving, the necessary clearances or approvals for our current products or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business;

●	preliminary data that we or others announce or publish from time to time with respect to our products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data;

●	the misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that may lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly;

●	our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to immediately report to all relevant regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	if we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products; and

●	disruptions at the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

Risks Related to Our Intellectual Property

●	if we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us; and

●	third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Risks Related to the Ownership of our Securities

●	our principal shareholders, officers and directors currently beneficially own approximately 47.6% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval; and

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Risks Related to Israeli Law and Our Operations in Israel

●	current and potential political, economic and military instability in Israel, where our headquarters, most members of management and our board of directors, research and development activities, production facilities and employees are located, including Israel’s ongoing multi-front war with terrorist groups in neighboring countries, such as Hezbollah in Lebanon and Hamas in the Gaza Strip, and certain state actors such as Iran, may adversely affect our results of operations;

●	the termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes;

●	we may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us. We may also not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products;

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received;

●	provisions of Israeli law and our articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders; and

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Enforceability of Civil Liabilities

●	investors may have difficulty enforcing judgements against us, our directors and management due to certain jurisdictional constraints and challenges.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	Selected Financial Data.

[Reserved]

B.	Capitalization and Indebtedness.

Not applicable.

C.	Reasons for the Offer and Use of Proceeds.

Not applicable.

D.	Risk Factors.

Our business faces significant risks. You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of these risks actually occurs, our business and financial condition could suffer and the price of our Ordinary Shares could decline. This report also contains forward-looking statements that involve risks and uncertainties. Our results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this report and our other Securities and Exchange Commission, or SEC, filings. See “Cautionary Note Regarding Forward-Looking Statements” above.

Risks Related to Our Financial Condition and Capital Requirements

Our management has concluded that there are conditions that raise substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all.

Since our inception, we have accumulated losses of $105,379 thousand as of December 31, 2024. In the year ended December 31, 2024, we generated losses of $15,318 thousand and negative cash flows from operating activities of $12,563 thousand. We expect that we will continue to generate substantial operating losses and fund our operations primarily through the utilization of current financial resources, sales of our products, and additional raises of capital. These conditions raise substantial doubts about our ability to continue as a going concern. Our plan involves raising funds from existing shareholder and potential investors. There is no assurance, however, that such funding would be available to us, that it could be obtained on favorable terms, or that we will be provided with sufficient funds to continue to develop and commercialize our products.

We have a limited operating history and we have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a medical device company with a limited operating history. To date, we have focused on developing our first commercial product for tumor cryoablation, the ProSense system, collecting clinical data, obtaining regulatory approvals in different geographical territories and indications and initiated our commercialization effort. We have funded our operations to date primarily through raising capital on Nasdaq, private offerings, minimal sales of our ProSense system and its components, including affiliated needles, or CryoProbes, guiding needles, or Introducers and other products, which we collectively refer to as disposables, loans, convertible loans and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have generated minimal revenues from the sale of our ProSense system and its disposables (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including operating losses of $15,696 thousand and $15,576 thousand for the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, we had an accumulated deficit of $105,379 thousand. Substantially all of our operating losses resulted from costs incurred in connection with our development of our technology, business development and commercialization and from general and administrative costs associated with our operations.

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

Our research and development expenses may increase in connection with our planned expanded research and development efforts, including those conducted in connection with the development of our future MSense system and new types of CryoProbes, and as we seek to receive approval from applicable regulatory authorities to commence commercialization of our ProSense system for treatment in breast cancer and other indications. In addition, if we obtain marketing approval for our ProSense system for the treatment of breast cancer and other indications in different countries across the world, including the United States, and for our XSense and future MSense systems, we will likely incur significant outsourced manufacturing expenses, increased sales and marketing costs as well as costs related to obtaining medical coverage and reimbursement for our procedures, particularly in the United States. In addition, although we have certain regulatory approvals, these only allow us to conduct minimal commercialization of our products. Therefore, we will need to seek additional regulatory approvals in order to initiate commercialization, in scale, that has the potential to generate significant revenues for us. Even if we were to receive marketing approval for our ProSense, XSense and future MSense systems, we expect that we will continue to incur significant research and development expenses as we seek to improve our technology and effectively compete with our competitors and as we seek additional approvals for their use in different indications and marketing and commercialization costs.

Furthermore, in addition to such operating expenses, we expect to incur costs associated with operating as a public company subject to the rules and regulations of the SEC, which we estimate will be at least one million dollars annually. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing a medical device, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

The regulatory marketing approvals that we currently have are insufficient to generate significant revenue. Therefore, we expect to continue to incur significant losses until we are able to meaningfully commercialize our ProSense system, XSense or future MSense systems, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our technology;

●	discover that there are robust technology changes in our field;

●	seek regulatory and marketing approvals for our medical devices, and more specifically, our ProSense system for treatment of breast cancer;

●	subject to the receipt of the applicable regulatory approvals, establish and expand a sales, marketing, and distribution infrastructure to commercialize our current ProSense system and our future XSense and future MSense systems, and its disposables;

●	seek to identify, assess, acquire, license, and/or develop other medical devices companies and subsequent generations of our current medical devices;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through sales, equity or debt financings, strategic collaborations or grants. Even if we obtain regulatory approval to market our ProSense system or any future products, including the XSense and MSense systems, our future revenues will depend on the market size (geographic and indication-specific) in which any such product receives approval and our ability to achieve sufficient market acceptance, competition, pricing, reimbursement from third-party payors for our ProSense, XSense and MultiSense systems or any future product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

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

Our ProSense system and its disposables have regulatory approvals that allow us to market our system or its disposables in certain geographical areas and for specific indications. However, even with these regulatory approvals in place, we have yet to generate significant revenues and we plan to seek for additional regulatory approvals covering additional clinical indications, to allow us to increase clinical acceptance of our products by the medical community, obtain reimbursement coverage, and partner with distributors, all in order to increase commercialization efforts (see “Item 4.B. Business Overview – Government Regulation” for additional information). However, there can be no assurance that we will obtain regulatory approvals for all indications we have applied, or intend to apply for, or at all.

In addition to our dependency on receiving adequate regulatory approvals to market our products to our target market (geographic and indication-specific), our ability to generate significant revenues and achieve profitability also depends on our success in many areas, including but not limited to:

●	complete research and development of our future MSense system and any future products in a timely and successful manner;

●	obtain market acceptance, if and when approved, of our ProSense, XSense and future MSense systems and any future products from the medical community, patients and third-party payors;

●	enter into agreements with commercial partners;

●	obtain sufficient clinical evidence from our trials and commercial procedures, and publish such data;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our ProSense, XSense and future MSense systems and any future product candidates that is compliant with current good manufacturing practices, or cGMPs, or any other applicable regulations or standards;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our ProSense, XSense and future MSense systems and any future products, if and when approved for marketing by regulators;

●	maintain sufficient average selling price for our products and the revenues margin that we generate;

●	launch and commercialize any products for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	accurately identifying demand for our ProSense, XSense and future MSense systems or any future products;

●	ensure our products are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our technology or its prospective usage by medical professionals;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

As of December 31, 2024, our cash and cash equivalents and deposits were approximately $7.6 million, and we had working capital of $5,240 thousand and an accumulated deficit of $105,379 thousand. Our current cash and cash equivalents position is not sufficient to fund our planned operations for at least the next 12 months beyond the filing date of this Annual Report. We expect that we will require substantial additional capital to commercialize our ProSense system and to develop and commercialize our XSense and future MSense systems. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the cost, timing and outcomes of regulatory review of ProSense system and any future products;

●	the costs of maintaining our own commercial-scale GMP manufacturing facility, including costs related to obtaining and maintaining regulatory compliance, and/or engaging third-party manufacturers therefor;

●	the scope, progress, results and costs of product development, testing, manufacturing, preclinical development and, if applicable, clinical trials for any other products that we may develop or otherwise obtain in the future;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any products in any particular geography where we receive marketing approval for such products;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenues received from commercial sales of any product candidates for which we receive marketing approval.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our ProSense, XSense and future MSense systems and any future product candidates. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. In addition, our ability to raise capital could be affected by various factors, including clinical adverse events. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of our securities and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our Ordinary Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects. Even if we believe that we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the development or commercialization of our ProSense, XSense or future MSense systems or any other products or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, fluctuations in unemployment rates, fluctuations in inflation rates and uncertainty about economic stability. Any potential volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations, financial condition and our ability to raise funds.

Risks Related to Our Business and Industry

We are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense, XSense and MultiSense systems.

Our ProSense system, our second-generation cryoablation system, is the basis of our business. As a result, the success of our business plan is highly dependent on our ability to manufacture our ProSense at a large scale, and commercialize our ProSense system for the treatment of breast cancer, and other intended uses in the field of interventional oncology (including kidney cancer, lung cancer, liver cancer and bone cancer) and our failure to do so could cause our business to fail. Successful production and commercialization of medical devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the production and commercialization of our ProSense system, will have a negative impact on our business, financial condition, results of operations and prospects. We have limited experience in commercializing our ProSense system and we may face several challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our future MSense system or any future products;

●	we may not be able to manufacture our ProSense system in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to establish adequate sales, marketing and distribution channels for our products;

●	healthcare professionals, medical providers and patients may not accept our products;

●	we may not be aware of possible complications from the continued use of our ProSense system since we have limited clinical experience with respect to the actual use of our ProSense system;

●	technological breakthroughs solutions in the ablation of tissues may reduce the demand for our ProSense system;

●	third-party payors may not agree to reimburse sufficiently, or at all patients or healthcare providers for any or all of the procedures conducted with our ProSense system, which may adversely affect medical providers, and patients’ willingness to use our ProSense system;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory clearance or approvals in our target markets (geographic and indication-specific) or may face adverse regulatory or legal actions even if regulatory approval is obtained;

●	prices may adversely affect patients’ willingness to use our ProSense system; and

●	guidelines published by the medical community may not recommend the use of our ProSense, XSense and MultiSense systems or any future products for certain indications, which may adversely affect healthcare users willingness to use our ProSense, XSense and MultiSense systems or any future products.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our products could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain an existing strategic relationship with Terumo Corporation or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease.

We expect to derive a significant amount of our revenues through our strategic relationship and distribution agreements with Terumo Corporation and its affiliates. If our relationship with Terumo Corporation is terminated or impaired for any reason and we are unable to replace this relationship with other means of distribution, it may adversely affect our future sales prospects in Japan.

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

Pursuant to our agreements with Terumo Corporation, we are also dependent on Terumo Corporation’s efforts to obtain regulatory approval for the marketing and sale and the reimbursement of our products in Japan. If Terumo Corporation fails to obtain such approvals, it might adversely impact our future plans for sales in Japan.

Similarly, pursuant to our agreement with Beijing Turing, we will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of our IceSense3, ProSense, XSense and future MSense systems, with accompanying CryoProbes. If we are unable to obtain or maintain such approvals, it may adversely impact our relationship with Beijing Turing, as well as impact our future plans for sales in China.

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

We might have insufficient financial resources to improve our ProSense and XSense systems or complete the development of our future MSense system, and any other future products, and advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our present services or devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect our business and results of operations.

We may encounter significant competition across our product lines and in each market in which we will sell our products and services from various companies, some of which may have greater financial and marketing resources than we do. Our competitors may include any companies engaged in the research, development, manufacture, and marketing of non-invasive or minimally invasive solutions and technologies to treat tumors, as well as a wide range of medical device companies that sell a single or limited number of competitive products and services or participate in only a specific market segment.

We will be dependent upon success in our customer acquisition strategy.

Our business will be dependent upon success in our customer acquisition strategy. If we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in the United States, Europe and Southeast Asia, as well as entering additional markets (geography and indication-specific) to commercialize our XSense and future MSense systems and any other future products. We believe that our expanded growth will depend on the further development, regulatory approval(s) and commercialization of our ProSense, XSense and MultiSense systems. If we fail to commercialize our products in a timely manner and across a range of indications, including breast cancer, we may not be able to expand our markets or to grow our revenue, and our business and financial condition may be adversely impacted. If medical practitioners do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in sales growth could cause us to enter into sales or distribution agreements on terms less favorable to us or cause us to license our technology on unfavorable and unexpected terms, which may have a material and adverse impact on our revenue, business, reputation, financial condition and results of operations.

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

● ●

the costs of shipping components has increased and we may not be able to pass along such increased costs to our customers;

we may face difficulties in performing “last time buy” procurement for “end of life” components for our systems, especially the ProSense system;

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

Our success depends partly on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel. We are highly dependent upon our senior management as well as other employees, consultants and scientific and medical collaborators. Our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we will rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, we may need to pay higher compensation or fees to our employees or consultants than currently expected and such higher compensation payments may have a negative effect on our operating results. Competition for experienced, high-quality personnel in the medical device field is intense. We may not be able to hire or retain the necessary personnel to implement our business strategy. Our failure to hire and retain quality personnel on acceptable terms could impair our ability to develop new products and services and manage our business effectively.

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

For example, the Chinese government has implemented volume-based procurement policies, or VBPs, a series of centralized reforms instituted in China on both a national and regional basis designed to decrease prices for medical devices and other products. VBPs in China could result in reduced margins on covered devices and products, required renegotiation of distributor arrangements or an incurrence of inventory-related charges. As a result of VBPs, we may experience a reduction in revenues from the sales of our products in China and VBPs in China may also impact our relationship with Beijing Turing. We cannot predict future impacts of VBPs on our business and activities in China, including any expansion of VBPs to include additional products within our portfolio.

Inadequate funding for the FDA and other government agencies and/or potentially shifting priorities under the new administration could hinder the FDA’s and/or those other government agencies’ ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner, or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products, provide feedback on clinical trials and development programs, meet with sponsors and otherwise review regulatory submissions can be affected by a variety of factors, including government budget and funding levels; ability to hire and retain key personnel and accept the payment of user fees; and statutory, regulatory, and policy changes, among other factors. Average review times at the agency may fluctuate as a result. In addition, government funding of other government agencies on which our operations may rely is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs or medical devices to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect our business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the medical device and pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs or treatments. Additionally, over the last several years, the US government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We manage our business through a small number of employees and key consultants.

As of December 31, 2024, we had 64 full-time employees and two part time employees. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, our VP research and development and our chief executive officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

Additionally, there are competing heat base technologies in the thermal ablation sector such as radiofrequency ablation, or RFA, microwave ablation, or MWA, and irreversible electroporation, or high-intensity focused ultrasound which are developed by entities such as NeuWave Medical, Inc., Angiodynamics, and Inisghtec Ltd.

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

Competition in the medical devices and cancer treatment market is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our ProSense, XSense and MultiSense systems, as compared to other solutions currently available in the market for the treatment of tumors and potential future medical devices incorporating our principal technology or offering other advanced cryoablation, heat ablation or other non or minimally invasive solutions. For example, since the currently accepted treatment for breast cancer is surgery, we will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before we will be able to gain market acceptance for our ProSense system as a treatment to breast cancer. If our competitors offer significant discounts on certain products and solutions, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that we may develop, we may not convince our customers to use our products and solutions. Any such changes would likely reduce our commercial opportunity and revenues potential and could materially adversely impact our operating results.

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

We expect to engage with federal agencies providing health coverage in the United States, such as the Centers for Medicare and Medicaid Services, or CMS, and in other countries and private third parties to allow our customers to receive reimbursement from insurance companies for our ProSense, XSense and MultiSense systems. The loss of a significant number of contracts with federal agencies or private third-parties may have an adverse effect on our revenues, which could have an adverse effect on our business, financial condition and results of operations. Over the past few years, reimbursement rates from certain third parties have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply on more third parties.

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

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our ProSense or MultiSense systems or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, or De Novo classification or approval of a pre-market approval application, or a PMA, from the FDA, unless an exemption applies. In the 510(k)-clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data are sometimes required to support substantial equivalence. The FDA may request clinical data in addition that provided from our clinical sites outside the United States. In the process of obtaining De Novo classification or PMA, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally require FDA approval. Similarly, certain modifications made to products cleared through a 510(k)-clearance process may require a new 510(k) clearance. Both the PMA and the 510(k)-clearance process can be expensive, lengthy and uncertain. The FDA’s 510(k)-clearance process usually takes from three to nine months, but can last longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k)-clearance process and generally takes from one to three years, or even longer, from the time the application is submitted to the FDA. In addition, a PMA generally requires the performance of one or more clinical trials. Despite the time, effort and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory clearances or approvals could harm our business. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device or other restrictions or requirements, which may limit the market for the device.

In the United States, we have received 510(k) regulatory clearance to market our ProSense system and related accessories systems for the treatment of kidney and liver tumors and XSense with CryoProbes for all indications. Specifically, FDA 510(k) clearance covers IceSense3, ProSense, XSense and MultiSense systems, including the ancillary products thereto, such as probes and ancillary products, and software updates. However, even after receiving this regulatory clearance from the FDA, we require additional approvals from the FDA in order to begin commercialization efforts capable of generating significant revenues for us.

Our 510(k) application may not be cleared by the FDA in a timely manner or at all. We have submitted for De Novo classification for approval of our ProSense system with regards to breast cancer indication. This was denied on September 16, 2023 and in response, we filed a request for supervisory review under 21 CFR 10.75 on November 15, 2023. On January 24, 2024, we received notification from the FDA that our request was affirmed since the FDA determined that there is sufficient basis to reopen the De Novo file so that we can submit new data and so that the FDA can evaluate it. In the letter, the FDA requested us to submit the full 5-year dataset from our ICE3 trial. On November 7, 2024, the FDA convened a medical device advisory committee panel, or the Advisory Panel, to review the De Novo marketing authorization request for ProSense, the decision about which is expected to be delivered by the FDA after the first quarter of 2025. The Advisory Panel included breast surgeons, interventional radiologists, breast oncologists, and representatives from the patient, consumer, and regulatory communities. The purpose of the Advisory Panel was for the FDA to obtain independent non-binding expert advice on scientific, technical and policy matters related to the potential granting of marketing authorization of ProSense for treating patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The majority of panelists voted that the benefits of ProSense outweigh the risks when used according to the proposed indications for the treatment of patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The Advisory Panel’s favorable vote was based on the comprehensive body of data available on ProSense as a treatment for early-stage low risk breast cancer, including results from the ICE3 study compared with data from the current standard of care, lumpectomy, as well as testimonials and input from a broad range of key stakeholders, including women with breast cancer and their family members, patient advocacy groups, doctors, nurses and researchers. (see “Item 4.B Business Overview” for additional information).

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

Our industry is highly regulated and changes in law may adversely impact our business, operations or financial results. The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, is a sweeping measure intended to, among other things, expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals and expansion of the Medicaid program. Several provisions of the law may affect us and increase certain of our costs. Among the provisions of the Affordable Care Act of importance to our potential product candidates, the Affordable Care Act established an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents; expands eligibility criteria for Medicaid programs; increased the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program; created a new Medicare Part D coverage gap discount program; required certain Affordable Care Act marketplace and other private payor plans to include coverage for preventative services, including vaccinations recommended by the ACIP without cost share obligations (i.e., co-payments, deductibles or co-insurance) for plan members; established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research, along with funding for such research; and established a Center for Medicare and Medicaid Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending.

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

Due to general uncertainty in the current regulatory and healthcare policy environment in the United States, and specifically regarding positions that the Trump administration may take with respect to these issues, we are unable to predict the impact of any legislative, regulatory, third-party payer or policy actions, including potential cost containment and healthcare reform measures.

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

In particular, we will be subject to U.S. data protection laws and regulations (i.e., laws and regulations that address privacy and data security) at both the federal and state levels. The legislative and regulatory landscape for data protection continues to evolve, and in recent years there has been an increasing focus on privacy and data security issues. Numerous federal and state laws, including state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, and disclosure of health-related and other personal information. Failure to comply with such laws and regulations could result in government enforcement actions and create liability for us (including the imposition of significant civil or criminal penalties), private litigation and/or adverse publicity that could negatively affect our business. For instance, California enacted the California Consumer Privacy Act, or the CCPA, on June 28, 2018, which took effect on January 1, 2020. The CCPA creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states.

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

In addition, the stock market in general, and Nasdaq Capital Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

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

Our principal shareholders, officers and directors currently beneficially own approximately 47.6% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 24, 2025, our principal shareholders, officers and directors beneficially own approximately 47.6% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

We intend to take advantage of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a “large accelerated filer”, as defined in the rule under the Exchange Act, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

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

We will follow Israeli laws and regulations that are applicable to Israeli companies. However, Israeli laws and regulations applicable to Israeli companies do not contain any provisions comparable to the U.S. proxy rules, the U.S. rules relating to the filing of reports on Form 10-Q or Form 8-K or the U.S. rules relating to liability for insiders who profit from trades made in a short period of time, as referred to above.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

Since the listing of our Ordinary Shares on Nasdaq, we became a publicly traded company in the United States. As a public company in the United States, we incur significant accounting, legal and other expenses that we did not incur before becoming a public company in the United States. We also incur costs associated with corporate governance requirements of the SEC, as well as requirements under Section 404 and other provisions of the Sarbanes-Oxley Act. We expect these rules and regulations to increase our legal and financial compliance costs, introduce new costs such as investor relations, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States, including Section 404 and other provisions of the Sarbanes-Oxley Act, and the rules and regulations adopted by the SEC, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including directors and officers liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

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

On July 19, 2024, we were notified by the staff of Nasdaq that we were not in compliance with the Minimum Bid Requirement as our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. On January 3, 2025, the staff of Nasdaq determined that since the Company’s minimum bid price had been at $1.00 or greater for ten consecutive business days from December 13, 2024 through January 2, 2025, we regained compliance with the Minimum Bid Requirement.

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

Risks Related to Israeli Law and Our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war with terrorist groups in neighboring countries, such as Hezbollah in Lebanon and Hamas in the Gaza Strip, and state actors such as Iran, and Israel’s response thereto.

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

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of March 24, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended, and hostilities have resumed. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition. Other regional hostilities, since October 7, 2023, have concurrently become more pronounced. This includes and has included a northern front war between Israel and Hezbollah, hostilities between Israel and Iran, which have included Iranian strikes against Israel in April 2024 and October 2024, and subsequent retaliation by Israel to both instances, and a continued conflict between Israel and the Houthi Movement in Yemen. Such potential disruption to our operations may include certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Iranian-backed Houthi Movement.

The intensity and duration of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. Nine of our employees have been called up as of March 24, 2025. Almost all of those employees have since returned from reserve duty as of March 24, 2025, but there can be no guarantee that they will not be called up again. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

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

Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

We expect to be exposed to fluctuations in currency exchange rates, which could adversely affect our results of operations.

We incur expenses in NIS, U.S. dollars, Euros and Chinese Yuan, or CNY, but our financial statements are denominated in U.S. dollars. Accordingly, we face exposure to adverse movements in currency exchange rates. Our revenue in the EU is denominated in Euros. Accordingly, we face exposure to adverse movements in the currency exchange rate of the U.S. dollars against the Euro, which may have a negative effect on our revenue. If the U.S. dollar strengthens against the Euro, the translation of these foreign currency denominated transactions will result in decreased revenues in U.S. dollars. Our cost of operations in Israel and in China are influenced by any movements in the currency exchange rate of the NIS and CNY. Such movements in the currency exchange rate may have a negative effect on our financial results. If the U.S. dollar weakens against the NIS and CNY, the translation of the NIS and CNY currency denominated transactions to U.S. dollar will result in increased operating expenses. Similarly, if the U.S. dollar strengthens against NIS and CNY, the translation of these NIS and CNY denominated transactions to U.S. dollars will result in decreased expenses. As exchange rates vary, sales and other operating results, when translated, may differ materially from our or the capital market’s expectations.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $2.7 million (including accumulated interest) that we received from the IIA as of December 31, 2024. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received and bearing interest rate at the annual Secured Overnight Financing Rate, or SOFR, applicable to U.S. dollar deposits. With respect to IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, the annual interest rate is based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. For grants approved on or following January 1, 2024, the annual rate shall be the higher of (i) the 12 month SOFR plus 1%, or (ii) a fixed annual interest rate of 4%.

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

In addition, Mr. Vincent Chun Hung Chan, a member of our board of directors, is a citizen of both Great Britain and Hong Kong. Mr. Li Haixiang, a member of our board of directors, is a citizen of Hong Kong. Mr. Chan and Mr. Haixiang are located in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States and attempts to enforce such a judgment in Hong Kong on Mr. Chan or Mr. Haixiang could be costly, time consuming and ultimately unsuccessful.

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

The SEC maintains an internet site, http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our internet address is https://www.icecure-medical.com. The information on that website is not part of this Annual Report and is not incorporated by reference herein.

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

In 2023 and 2024, our capital expenditures amounted to $480 thousand and $71 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

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

Alongside our continued efforts at improving our core technology, including our flagship product, the ProSense system, we are also focused on new product developments. This includes our XSense system with CryoProbes for which we have received 510(k) regulatory clearance from the FDA. We believe that the XSense system with CryoProbes can serve as a platform that will allow us to develop other unique CryoProbes and catheters and expand our clinical applications, and that it is also more efficient, intuitive and user friendly. We are also developing MSense which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

We believe that obtaining regulatory approval for our existing and next-generation products for specific indications will help us grow our business. As of December 31, 2024, in the United States, we have a broad range of regulatory approvals for our systems to be used as a cryosurgical tool in the fields of general surgery, dermatology, neurology (including cryoanalgesia), thoracic surgery, ENT, gynecology, oncology, proctology and urology. In the United States our products are cleared as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, XSense, and MultiSense cryoablation systems, the latter of which has not been commercialized. Although our existing, “IceCure Family” systems have regulatory clearance from the FDA for commercialization in the United States, we have yet to receive regulatory approval for such systems for treatment of malignant breast tumors, which requires separate approval from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States.

On October 18, 2022, we requested that De Novo classification would be granted for our ProSense system for breast cancer indication. Because of this De Novo classification request, we would be required to accept special controls imposed by the FDA, mainly on the production process and post-market monitoring. This De Novo classification request regulatory filing with the FDA for marketing authorization was based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives). On September 20, 2023, we received notice that the FDA denied our De Novo classification request and on November 15, 2023 we filed a request with the FDA for supervisory review under 21 CFR 10.75. On January 30, 2024, we announced that the FDA responded affirmatively to our request and determined that there is sufficient basis to reopen the De Novo file if we submit the full 5-year dataset from our ICE3 trial. On March 15, 2024, the last patient in the ICE3 trial concluded her 5 year-follow-up. 96.39% of the patients from the study were local recurrence-free with no significant device-related adverse events or complications reported. Having compiled and submitted the dataset and comparative analysis of the ICE3 results versus the data from the LUMINA study, the FDA convened a medical device advisory committee panel, or the Advisory Panel, to review the De Novo marketing authorization request for ProSense on November 7, 2024, the decision about which is expected to be delivered by the FDA after the first quarter of 2025. The Advisory Panel included breast surgeons, interventional radiologists, breast oncologists, and representatives from the patient, consumer, and regulatory communities. The purpose of the Advisory Panel was for the FDA to obtain independent non-binding expert advice on scientific, technical and policy matters related to the potential granting of marketing authorization of ProSense for treating patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The majority of panelists voted that the benefits of ProSense outweigh the risks when used according to the proposed indications for the treatment of patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The Advisory Panel’s favorable vote was based on the comprehensive body of data available on ProSense as a treatment for early-stage low risk breast cancer, including results from the ICE3 study compared with data from the current standard of care, lumpectomy, as well as testimonials and input from a broad range of key stakeholders, including women with breast cancer and their family members, patient advocacy groups, doctors, nurses and researchers. See “Item 4.B. Business Overview – Government Regulation” and “Item 4.B. Business Overview – Malignant Breast Tumors” for additional information.

In order to gain market acceptance in the United States, we will require specific approval from the FDA for our ProSense system for breast cancer indication, which we hope to obtain based on the full analysis of our ICE3 trial and the Advisory Panel’s positive recommendation. Other key steps to gaining market acceptance depends on the American Society of Breast Surgeons, or the ASBrS, amending their guidelines to support cryoablation as an additional option to surgery, applying for CPT I codes for cryoablation for breast cancer (with the support of the ASBrS), negotiate medical coverage for our systems from medical insurers and collaborating with a major distributor of medical devices (see ““Item 4.B. Business Overview – Government Regulation – FDA Regulation of Medical Devices” and “Item 3.D. Risk Factors – Risks Related to Product Development and Regulatory Approval” for additional information).

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

To date, we have incurred significant operating losses, generated minimal revenues from product sales, and as of December 31, 2024 and 2023, our accumulated deficit was $105.4 million and $90.1 million, respectively. We expect that we will need to raise substantial additional funding in the future (see “Item 3.D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”).

In the United States, Europe, Canada, China, Singapore, India, Hong Kong, Russia, Thailand, Taiwan, South Africa, Mexico, Australia, Israel, Costa Rica, and Brazil we have regulatory approvals for either our ProSense or our IceSense3 systems, or, in certain countries, both products (see “Item 4.B. Business Overview – Our Products – Regulatory Approvals” for additional information). In the United States, we have regulatory approval for the XSense system with CryoProbes for all the indications for which ProSense has already received the requisite FDA clearance. In addition, in order to generate significant revenue, we are applying for additional regulatory approvals for our products for specific indications in countries where we already have general regulatory approvals. For example, we filed a submission for regulatory approval for the XSense system with CryoProbes with the Medical Device Division of the Israeli Ministry of Health, or AMAR, in February 2025 and filed a submission for regulatory approval of ProSense with CryoProbes in China with the National Medical Products Administration, or the NMPA in January 2025. In these countries, we are seeking regulatory approval for the treatment of specific tumors, including those found in breast, lungs, kidneys and bones. In addition, we are seeking regulatory approvals for our systems in other countries where we believe that there is significant potential for sales of our products. In March 2023, the NMPA approved the IceSense3 disposable CryoProbes for commercial use, to be used in combination with our IceSense3 system. This approval enables us to market our disposable IceSense3 CryoProbes for commercial procedures.

The procedure using our cryoablation systems begins with the introduction of our proprietary disposable probes, through a small pea-sized incision in the skin, into the tumor while the patient is under local anesthesia and/or sedation. The probe is guided by high-resolution ultrasound (for breast tumors) or computed tomography, or CT (for other indications). For some indications guiding needles (introducers) are used to guide the probe to the tumor. Once the probe is in place, LN2 is introduced into the probe in a closed-loop circuit, so that LN2 does not enter the body, and creates a freezing zone around the tip of the probe. During the freeze cycle, an ice ball forms in the freezing zone and encompasses the tumor, ablating the cancer or benign tumor. The ice ball form can be monitored by the physician using ultrasound or CT in order to avoid causing damage to the healthy tissue surrounding the tumor. Several minutes after the procedure is completed, the ice ball thaws and, as a result thereof, there is no need for surgical removal of the dead tumor tissue as the dead tissue is naturally absorbed by the body. The entire cryoablation procedure of freeze-thaw-freeze with our ProSense system generally takes between 15 to 40 minutes, the precise time depending on the size, type and location of the tumor. The same system configuration can be used for and was designed to treat both malignant and non-malignant tumors. However, there is usually a different configuration for the probe handle between the systems used to treat breast tumors (with a primarily straight handle) and used to treat other indications (with a 90-degrees handle) due to the different imaging devices that are used in each instance (see “Item 4.B. Business – Our Products” for additional information). Pictured below is our system forming an ice ball (which in practice forms around the tissue within the body) in ultrasound gel.

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

According to an investigator-led randomized phase II study on post-menopausal patients with CT1N0 breast cancer, which compared cryoablation with RFA and MWA, cryoablation achieved complete ablation rate of 94% while other ablative techniques had lower success rates. For those who underwent RFA and MWA, the complete ablation rates were 33% and 72% respectively.

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

Our revenues are based on a number of business models, which include:

●	The sale of our systems and disposables to distributors and/or end users;

●	Attaining end user commitments to purchase a minimum number of disposable probes per month; and

●	Providing service and maintenance for our systems.

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

In order to generate significant revenues, we believe that we need to achieve each of the following milestones: (i) FDA approval for commercialization of our products for treatment of malignant tumors in breast, (ii) recommendations for the use of our products in guidelines of medical associations, such as the ASBrS, Society of Interventional Radiology, or SIR, Society of Interventional Oncology, or SIO, and others, (iii) the need to obtain category I CPT code and coverage for our products, and (iv) negotiate reimbursement with government and private insurers and payers. We believe that reaching these milestones, while focusing on our business growth strategy, will help us achieve greater revenues. Our growth strategy includes the following actions:

●	Obtaining regulatory approval for our ProSense and other future systems in countries within which we do not currently have regulatory approval as well as obtaining regulatory approvals for additional indications in countries within which we already have certain approvals. Specifically, we intend to seek to obtain FDA approval to commercialize our products for the treatment of malignant breast tumors.

●	Obtaining clinical data (by conducting both sponsored and independent clinical trials for our systems) and by gaining the support of these key opinion leaders.

●	Expanding our distribution network for further commercialization, which may include distribution and/or license agreements or other forms of collaborative agreements.

●	Obtaining the relevant approvals to allow for reimbursement to end-users of our systems.

●	Having cryoablation treatment included in the recommendation guidelines as a valid treatment option of certain medical associations, such as the ASBrS.

●	Continuing research and development efforts aimed at developing our MSense system. We believe that completing development of our MSense system and obtaining regulatory approval to commercialize our MSense system for a variety of indications, in the United States is necessary in order for us to grow our business.

●	Continuing our efforts to obtain regulatory approval for our XSense system with CryoProbes so that we are able to commercialize it for a variety of indications so that we can grow our business.

●	Obtaining guidelines from relevant professional societies in the geographic territories we operate or plan to operate.

●	Expanding utilization and use of our products for breast cancer treatment by commercial sales and clinical studies around the world.

Our Lead Indication and Market Opportunity

Our lead indication is breast tumors. There are generally two types of breast tumors: those that are non-cancerous, or benign, and those that are cancerous, or malignant.

Primary Indication

Breast Tumors

The national expenditure involved in treating breast tumors (both for benign and malignant tumors), based on the National Cancer Institute increases each year. Thus, in 2015, the cost of treating breast cancer was approximately $26.8 billion in the United States – higher than any other type of cancer. This cost increased to $29.8 billion in 2020. Individual costs vary, depending on the stage of the malignancy and treatment options selected.

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

Malignant Breast Tumors

According to recent estimates from the American Breast Cancer Foundation’s publications, breast cancer is the most commonly diagnosed cancer among American women. Of the diagnosed breast cancers, it is estimated by the American Cancer Society that 73% of breast cancers are low-risk, while according to the American Society of Clinical Oncology, localized breast cancer accounts for 63% of total breast cancer incidence. In 2025, according to the American cancer society, it is estimated that there will be a total of 376,000 new cases of invasive breast cancer and ductal carcinoma in situ (DCIS) in the United States. Furthermore, it is estimated that 42,170 women will die of breast cancer in 2025.

It is further estimated that breast cancer is the second leading cause of cancer-related death in women. Additionally, the American Cancer Society reported that the average risk of a woman in the United States of developing breast cancer during her lifetime is approximately 13%, which means that there is a one in eight chance that a woman will develop breast cancer in her lifetime. A study conducted by the American Association for Cancer Research suggests that the number of breast cancer patients may increase by 50% by 2030, which shows a significant long-term market growth potential.

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

Clinical Trials in Cancerous (Malignant) Breast Tumors

We completed our sponsorship of a clinical trial in cancerous breast tumors in the United States in March 2024. Our systems and probes are being used in three clinical studies initiated by investigators for malignant breast tumors in Japan, Hong Kong and China, and the Netherlands. Based on data presented from the Kameda Medical Center in Kamogawa, Japan, since May 2012, more than 600 procedures for breast cancer have been performed at the Center using our cryoablation system.

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

On October 18, 2022, we submitted a De Novo classification request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), the demographic of which comprises of approximately 43,000 women in the United States annually. On September 20, 2023, we received notice that the FDA denied our De Novo classification request and on November 15, 2023, we filed a request with the FDA for supervisory review under 21 CFR 10.75. On January 30, 2024, we announced that the FDA responded affirmatively to our request and the FDA determined that there is sufficient basis to reopen the De Novo file if we submit the full 5-year dataset from our ICE3 trial. On March 15, 2024, the last patient in the ICE3 trial concluded her 5 year-follow-up. 96.39% of the patients from the study were local recurrence-free with no significant device-related adverse events or complications reported. Having compiled and submitted the dataset and comparative analysis of the ICE3 results versus the data from the LUMINA study, the FDA convened the Advisory Panel to review the De Novo marketing authorization request for ProSense on November 7, 2024, the decision about which is expected to be delivered by the FDA after the first quarter of 2025. The Advisory Panel included breast surgeons, interventional radiologists, breast oncologists, and representatives from the patient, consumer, and regulatory communities. The purpose of the Advisory Panel was for the FDA to obtain independent non-binding expert advice on scientific, technical and policy matters related to the potential granting of marketing authorization of ProSense for treating patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The majority of panelists voted that the benefits of ProSense outweigh the risks when used according to the proposed indications for the treatment of patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The Advisory Panel’s favorable vote was based on the comprehensive body of data available on ProSense as a treatment for early-stage low risk breast cancer, including results from the ICE3 study compared with data from the current standard of care, lumpectomy, as well as testimonials and input from a broad range of key stakeholders, including women with breast cancer and their family members, patient advocacy groups, doctors, nurses and researchers.

The total group of Luminal A breast cancer for women in all ages, is estimated at 144,000 cases annually in the United States. We estimate that our potential market size in the U.S. is 70,000 patients if we receive marketing authorization. In the future, we intend to explore more indications for additional subgroups that are part of the total group of Luminal A breast cancer.

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

In September 2024, an article titled “Cryoablation Without Excision for Early–Stage Breast Cancer: ICE3 Trial 5–Year Follow–Up on Ipsilateral Breast Tumor Recurrence,” presenting the results of IceCure’s ICE3 trial, the largest controlled multicenter clinical trial ever completed in the United States for LN2-based cryoablation of small, low-risk, early-stage malignant breast tumors as an alternative to surgery. The lead author of the study is Dr. Richard Fine, an ICE3 Investigator, who co-authored the publication with 24 doctors who are ProSense users, including co-primary investigator, Dr. Kenneth Tomkovich. 194 eligible patients received successful treatment and were included in the final results for analysis. The mean age was 74.9 years with a mean tumor size of 7.4 mm traverse and 8.1 mm sagittal. Of the 124 patients who received cryoablation and endocrine therapy, the recurrence free rate was 96.3%.

Independent Study of Cryoablation Systems – United States

An independent study, the largest multi-institutional study of women ineligible for prospective clinical trials due to patient of tumor characteristics, was published in the American Journal of Roentgenology under the title “Cryoablation of Primary Breast Cancer in Patients Ineligible for Clinical Trials: A Multi-Institutional Study”. The independent study evaluated 112 patients with a median age of 71. ProSense was one of four different cryoablation systems used for procedures performed at seven U.S. institutions by seven different radiologists. The recurrence-free rates were 94.7%, 87.8%, and 81.8%, at one, two, and three years, respectively, when accounting for death, including from comorbidities, as a competing risk. Treatment with cryoablation had a low frequency of adverse events and a high frequency of procedures were technically successful.

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

In April 2024, data from an independent study performed in Japan were published in an article titled “Percutaneous ultrasound-guided cryoablation for early-stage primary breast cancer: a follow-up study in Japan” in the journal Beast Cancer. Eighteen early-stage breast cancer patients, with a mean age of 59.0 and a mean tumor size of 9.8mm underwent treatment with ProSense and were followed for a mean of 44.3 months. No patient had local recurrence of distant metastasis in the 5 year follow up, no serious adverse events were reported and patient satisfaction was high.

In March 2025, data from an independent study performed in Japan were published in an article titled “Post-treatment patient satisfaction in early-stage breast cancer: Comparison of cryoablation versus breast conservation therapy using BREAST-Q” in the peer reviewed journal Gland Surgery. The study was conducted at the Breast Center at Kameda Medical Center in Chiba, Japan. A total of 147 breast cancer patients underwent cryoablation with ProSense. Those who underwent cryoablation reported a significantly higher satisfaction with the primary outcome (71.0±18.6 vs. 56.3±16.5) compared to breast-conserving therapy.

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

Independent Study of the Cryoablation System – Spain

In October 2023, we announced that University Hospital Lucus Augusti, in Lugo, Spain, conducted a study of ProSense for the cryoablation treatment of 31 patients for early-stage breast cancer patients. After a median follow-up of 10 months, cancer progression was observed only in one out of 31 patients, or a 96.8% success rate, that the lead radiologist cited as being evidence that our ProSense system is a safe and effective outpatient procedure for breast cancer.

In August 2024, we announced that University Hospital Lucus Augusti published an independent study titled “Acceptance and results of cryoablation for the treatment of early breast cancer in non-surgical patients” in the British Journal of Radiology. In evaluating the acceptance of percutaneous cryoablation treatment by patients with early-stage breast cancer who choose not to have surgery, 43 of the 45 patients offered cryoablation with ProSense, or 95.6% accepted. 36 of these, representing 39 malignant tumors (median size 24mm), proceeded to undergo cryoablation.

Independent Study of the Cryoablation System – Italy

ProSense is approved in Italy for numerous indications, including breast cancer. In February 2024, we announced new data from a preliminary independent breast cancer study conducted by Dr. Federica di Naro of Azienda Ospedaliero-Universitaria Careggi. Ultrasound-guided cryoablation using ProSense® was performed on 39 women between the ages of 60 to 92 who had biopsy-proven malignant lesions and were deemed inoperable due to advanced age and comorbidities or who refused surgery. Patients were monitored at one, three, six- and 12-months post-procedure, at which time the tumor size reduction rate was evaluated by ultrasound. At 12 months post-procedure, the effectiveness of the procedure was further evaluated by core needle biopsy on the post-procedural scar (inside the breast at the site of the tumor) and contrast enhanced mammography (CEM) to determine the presence or absence of residual tumoral cells and the effectiveness of cryoablation. The median breast cancer tumor size reduction rates reported in the study were 27.8%, 60.9% 100.0% and 100.0% at one, three, six, and 12 months post procedure respectively.

An independent study led by Dr. Franco Orsi, director of interventional radiology at the European Institute of Oncology in Milan, titled “Liquid Nitrogen-Based Cryoablation: Complication Rates for Lung, Bone and Soft Tissue Tumors” was published by Oxford University Press. The study assessed the complication rate both during and 24 hours after treatment with IceCure’s cryoablation system in 85 patients who were treated for 96 lesions (tumors), 36.4% of which were lesions in bones, 18.8% in lungs, and 44.8% in soft tissue. The primary technical success rate, defined as complete tumor coverage, was 97.7% (83 of 85 patients). Patients with benign and malignant tumors were treated for either curative or palliative intent. Minor complications resolved themselves without intervention or merely required simple interventions such as drainage. The study concluded that cryoablation using an LN2-based system, is safe across various tumor sizes and locations, with only minor complications observed.

Independent Study of the Cryoablation System – Germany

An independent study on ProSense, led by Professor Thomas Vogl at the Institute of Radiology and Nuclear Medicine, University Hospital Frankfurt, at Goethe University in Germany, titled “CT-Guided Percutaneous Cryoablation of Breast Cancer: A Single-Center Experience” was published in Cancers. The independent study retrospectively evaluated the efficacy and safety of the system. Patients were treated in out-patient settings with curative intention for non-metastatic patients, while patients with metastases were treated to achieve local tumor control. 45 patients, with a mean age of 55, with 56 tumors, including 11 patients with recurrent tumors and 21 patients with metastatic disease, were observed at three, six, nine, and 12 months, respectively, and after the first year were followed up biannually. There were four cases of local tumor progression, representing a rate of 8.9%. There were no complications observed in any of the 56 ablations and initial complete ablation was achieved in 100% of cases.

Independent Study of the Treatment of Breast Cancer with Percutaneous Thermal Ablation – the Netherlands

An independent study initiated in March 2021 in the Netherlands aimed to assess the efficacy of RFA, MWA, and cryoablation in achieving complete tumor ablation for early-stage breast cancer patients with minimal ductal carcinoma in situ (≤ 25% of the tumor). The study was designed to inform a potential randomized phase III trial comparing thermal ablation to surgery. Cryoablation met the minimum efficacy requirements, with a 92% success rate, 0% complication rate, and 100% treatment tolerance, making it the choice for the phase III study. In contrast, MWA had a 62% efficacy and a 44% complication rate, while RFA showed the lowest efficacy at 33%. Cryoablation also demonstrated superior cosmetic outcomes and patient satisfaction compared to surgery, with the best results reported on relevant questionnaires.

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

According to the American Journal of Roentgenology, small renal masses, which may be malignant or benign tumors in the kidney, have been rising in incidence over the past two decades. According to the American Cancer Society, in 2022, in the United States, an estimated 79,000 new cases of kidney cancer will be diagnosed, with about 14,000 dying from the disease. Globally, there were more than 430,000 new cases of kidney cancer in 2020 and about 180,000 deaths according to World Cancer Research Fund International.

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

In December 2024, we announced that in our ICESECRET study of cryoablation for patients with small renal masses who cannot be offered kidney preserving surgery, there was an 88.7% recurrence-free rate. In 91 patients, 82% of the patient group, no tumor recurrence was observed. Following an additional cryoablation for the same tumor in 13 patients, the success rate was 83.8%, with a mean follow-up time of 39.6 months. In patients without a history of kidney cancer with one tumor of less than 3cm, the success rate was 88.7%. Renal function was preserved with no significant change in creatinine and hemoglobin levels relative to the baseline.

Endometriosis

In April 2023, we announced that our ProSense system was used in a single-site study conducted at the Sorbonne University Department of Interventional Radiology and Oncology at Tenon Hospital in Paris. The study was conducted by Francois H. Cornelis, MD.

Cryoprobes used in the study were of two types: our ProSense CryoProbe and Varian’s V-probe. The purpose of the study was to retrospectively evaluate the pain-free survival of percutaneous (minimally invasive, through the skin) image-guided cryoablation of symptomatic extraperitoneal endometriosis, or the EE. 42 patients with a total of 47 lesions were treated. Patients were made aware that cryoablation was offered as a minimally invasive alternative to surgery, and that a surgical procedure may be performed if cryoablation failed. According to the published study, the therapeutic options thus far to avoid the progression of endometriosis and reduce symptoms have been limited to hormonal agents and wide surgical excision. During the last decades, minimally invasive techniques such as cryoablation have been suggested as a promising option to treat abdominal wall endometriosis with satisfactory outcomes and low morbidity.

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

Our Products

Existing Products

Our ProSense system is our second-generation cryoablation system comprised of two main parts, the main cryoablation system, our unique disposable probe, and the associated disposable introducer (guiding needle), which is used for procedures which are not in the breast. Our first product, the IceSense3 was initially designed for cryoablation of breast tumors. After identifying a number of additional possible applications for the use of our technology, such as treating lungs, kidneys, bones and other possible applications, in 2016 we launched our ProSense system as well as associated disposables (which, as shown below, are inserted into the body to conduct the freezing process). Currently, we sell ProSense in all territories in which we have regulatory approval, with the exception of China where we sell the IceSense3. In 2024, we completed the development stage of our XSense system, a more advanced system that may potentially enable the use of thinner cryoprobes and flexible probes (catheters). These capabilities may potentially enable us to expand into clinical applications such as atrial fibrillation, renal denervation and the cryoablation of pancreatic cancer through further regulatory approvals.

The following illustration demonstrates the course of the cryoablation procedure with our ProSense system in an ultrasound of the breast:

Research and Development

We are currently commercializing our single probe ProSense system and its disposables and have completed the development of our XSense system. In addition, we are also focusing on developing our next generation MSense system. We started development of our first-generation system for technical proof concept process and evaluation of clinical application in 2006. In the beginning of 2009, we started to develop our IceSense3 system, which was later improved and replaced by the ProSense. Both the IceSense3 and ProSense are commercially available systems which include technical modifications to our first-generation system in order to perform clinical procedures. We started developing what was previously known as the MultiSense system in 2016, but did not commercialize it. As of March 24, 2025, we are in the initial stages of developing the MSense.

We intend to commercialize our next generation systems, which will be our third-generation systems, subject to regulatory approvals. Our strategy is to make our next generation systems more capable, efficient and user-friendly in several aspects. The physical size of the system will have a smaller footprint, which is an important factor in CT rooms and clinics. Since our next generation MSense system will have more than one probe, it will have freezing capabilities that both our current and next generation systems do not have, such as the ability to treat regular-sized or larger tumors in more than one location simultaneously. We believe that our next generation MSense system will help us to increase our ability to penetrate the non-breast tumors market more easily and allow us to offer a more innovative product.

In the United States, we received 510(k) clearance for the XSense system with CryoProbes in June 2024 for all the indications for which ProSense has already received the requisite FDA clearance. We currently expect to submit an application for Medical Device Regulation, or MDR, approval of the XSense system with CryoProbes by the first quarter of 2026. We expect that we will submit an application to the FDA and MDR for regulatory clearance of our MSense system in 2029. Even if we complete development as planned, we do not yet know if and when we will begin to commercialize these systems or whether commercialization of such systems will lead to us generating increased revenue.

Regulatory Approvals

We have received a broad range of regulatory approvals for ProSense in the United States, Canada, Europe, China (IceSense3 system and CryoProbes only), Singapore, Hong Kong, Mexico, Australia, Israel, Colombia, Costa Rica, India (only for disposables (see “– India” below for additional information), Thailand, Russia, South Africa, Taiwan, Brazil and Israel. Moreover, we are pursuing additional regulatory approvals in other indications in existing countries and in other countries where we believe that there is significant potential for sales. For example, we have made submissions for regulatory approval in China (for our ProSense system, which is an upgrade to the already approved IceSense3) and the United States (for specific approval for breast cancer).

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

On October 18, 2022, we submitted a De Novo Classification Request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), representing approximately 43,000 women in the United States annually. The specific indication filed is based on interim data from our ICE3 trial and is in accordance with discussions we have had with the FDA, which granted ProSense BDD on March 31, 2021, enabling closer communications regarding our regulatory filing.

On November 1, 2022, the CMS assigned payment to our ProSense breast cancer cryoablation procedures. The procedures were assigned as CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $3,800 for the facility fee alone. Additional coverage, including payment for the physician, is expected upon establishment of the permanent CPT Category I code, which is conditioned on several factors including our receipt of FDA marketing authorization of ProSense for breast cancer, the decision about which is expected after the first quarter of 2025.

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

China

In China, the IceSense3 system has NMPA approval. We have received an additional five-year renewal up to June 3, 2026. On March 28, 2023, we announced that the NMPA approved our IceSense3 disposable CryoProbes for commercial use, to be used in combination with our IceSense3 system. This approval will allow us to sell our disposable IceSense3 CryoProbes for commercial procedures. In January 2025, we filed a submission for regulatory approval of our ProSense and CryoProbes in China with the NMPA.

Japan

In Japan, our ProSense and disposables are not yet approved by the Japanese regulatory authority, the Pharmaceuticals and Medical Devices Agency, or PMDA. We started to sell our products in Japan as “experimental products” under “private doctor importation” licenses in low quantities. Currently, without approval from the PMDA, we are only able to sell a limited number of ProSense systems and disposables under “private doctor importation” licenses. Following our distribution agreement with Terumo, Terumo will be responsible and bare all costs of obtaining regulatory approval for breast cancer from the PMDA to sell our products in Japan. We expect that Terumo will submit a regulatory request for breast cancer indication for our ProSense system in the second half of 2025.

Thailand

In Thailand, our products have the Ministry of Public Health approval for our ProSense system and associated disposables to treat malignant breast tumors and other intended uses.

Israel

In Israel, we have received AMAR authorization for use of our freezing technology for freezing of benign and malignant tumors, including and among others, breast, lungs, bones, kidney and other indications which enables us to market our products and will allow doctors in Israel to use our product for those indications listed above. We filed a submission for regulatory approval for our XSense system with CryoProbes with AMAR in February 2025.

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

Brazil

In 2023 we announced that our ProSense System received regulatory approval as a Class III device from the Brazilian Health Regulatory Agency, or ANVISA. Applications for both the ProSense System and its disposable CryoProbes and introducers were submitted to ANVISA by IceCure’s distributor in Brazil, Ktrfios Importação e Exportação LTDA, or Ktrfios.

ProSense’s indications approved by ANVISA are oncology, which includes the ablation of benign and malignant tissues in the breast, prostate, kidney, lung, liver, musculoskeletal, and skin tissue, as well as for palliative intervention and other indications. Healthcare providers are cleared to conduct procedures with ProSense, its introducers and disposable probes, and Ktrfios is cleared to both market and sell ProSense’s introducers and disposable probes. ANVISA has requested that the CryoProbes also be submitted by Ktfrios for regulatory approval as a Class III device. The introducers remain a Class II device and do not require an additional regulatory submission. The probes received Class III device clearance in April 2024.

Mexico

Our ProSense system has regulatory approval from the Comisión Federal para la Protección contra Riesgos Sanitarios in Mexico. We are in the process of applying for a renewal of regulatory approval for our disposables in Mexico.

Commercialization

We began selling our IceSense3 and disposable probes in small quantities, for cryoablation of fibroadenoma in the United States in 2011. As of 2012, we began selling all of our products (IceSense3, ProSense and disposables) in the United States and other countries, with sales generated primarily by our sponsored ICE3 trial and independent clinical trials not sponsored by us. Following limited commercialization efforts that took place during our research and development phase, in 2018 and 2019, we started to increase our commercial efforts to sell our products to distributors and end users in the United States, Europe and Asia. Since then, we continued our commercialization efforts and intend to continue to commercialize our products during 2025 and beyond.

As part of our strategy of raising awareness for our products and proprietary technologies within the medical community, although no formal agreement exists, in light of the ASBrS’s importance in our industry, we are operating in the United States with them as the leading organization and also with other organizations, such as the SIR, SIO, Society of Breast Imaging, and others that sets guidelines for breast cancer treatment. We are also continually seeking to collaborate with key opinion leaders in additional territories such as China, Italy, France, Spain, India, Brazil, Thailand, Hong Kong, Japan and Germany in order to create awareness and collect clinical evidence for our technology in such territories.

Our customers in the United States are hospitals, interventional radiological centers, ambulatory centers and private clinics that purchase, lease or loan the ProSense system and buy the disposables directly from us. In certain instances, we place our ProSense system in hospitals and clinics and our customers in turn commit to purchasing a minimum number of probes per year for an extended period. In other territories, excluding Japan, where we sell directly to medical facilities, we sell our products to distributors who sell medical products and procedures in our field of activity. The primary users of our products are breast surgeons, breast radiologists, and interventional radiologists. As we sell and place more cryoablation systems, we anticipate the volume of sales of our probes will materially increase as we engage in a razor/razor blades sales model (see “Item 4.B. Business Overview – Revenues and Growth Strategy” for additional information).

We currently have distribution agreements in Japan, Mainland China, Italy, France, Spain, Hong Kong, Taiwan, Poland, Turkey, India, Brazil, Portugal, Romania and other countries. We are reviewing new opportunities for collaboration with distributors in Germany as well. Below are the countries where we currently have distribution agreements.

United States

In the United States, we are working with leading breast surgeons and breast radiologists in order to initiate collaborations in the field of freezing malignant breast tumors. At the Radiological Society of North America, or RSNA, conference held in 2018, our freezing technology was declared one of 15 groundbreaking solutions in this field. In 2021 and 2022, our technology was also presented at the RSNA conference. Specifically, in 2021, interim data from the ICE3 clinical trial was presented and selected to be featured in a daily bulletin by RSNA. At the 2022 conference, the ProSense was featured in a poster presentation titled “To Freeze Or Not To Freeze? That Is The Question: Cryoablation For The Treatment Of Breast Cancer” by Kenneth Tomkovich, MD, Co-Primary investigator for IceCure’s ICE3 clinical trial, and Diagnostic and Interventional Radiologist with Princeton Radiology, CentraState Medical Center, and Penn Princeton Medical Center in Princeton, New Jersey. In the United States, unlike in other territories, as described below, we are entering a consolidated market and, in addition to our existing growth strategy, we will need to refine our marketing approach in order to generate significant revenue.

In addition to our distribution agreements and other aspects of our product revenues and growth strategies, as described below, commercialization of our products is also highly dependent on the receipt of Current Procedural Terminology, or CPT, characterization in the United States. On July 2, 2019, our application for a CPT category III codes (0581T) describing the use of cryoablation for treating cancerous breast tumors was approved by the American Medical Association. On November 1, 2022, the CMS assigned payment to our ProSense breast cancer cryoablation procedures. The procedures were assigned as CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $3,800 for the facility fee alone. Additional coverage, including payment for the physician, is expected upon establishment of the permanent CPT Category I code, which is conditioned on several factors including our receipt of FDA marketing authorization of ProSense for breast cancer. We intend to pursue additional CPT category one, or CAT I, codes for breast cancer cryoablation, which is required in order to make procedures with our products eligible for reimbursement from insurance companies in the United States. Even if we are successful in obtaining approval for our products for entry into additional CPT I category codes, these changes generally take over 24 months to go into effect, usually at the start of a new calendar year.

In order to cause our products to receive entry into additional CPT I categories, we intend to work with the ASBrS and conduct registry trials to collect additional data that we believe will support the use of our system and technology as a viable treatment option for breast cancer. We believe that by conducting such trials and collecting such data, which will result in increased use of our products, and potentially additional publications regarding their use, the ASBrS may amend its guidelines and to enable our treatment system to receive CPT I approval, which could enable medical providers to receive appropriate reimbursement for treatment through our systems. At this time, it is unlikely that our ProSense (or any future system) will be eligible for rebates from insurance companies and other third-party payers without specific regulatory approvals for specific indications. Specific indications such as kidney cancer, liver cancer, bone tumors (under cryoanalgesia) have CPT I codes and reimbursement in a level of US$ 5,000-$9,000 per case. At this time, we have yet to initiate any marketing efforts for these indications.

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

The minimum aggregate consideration that Terumo owes us under the Terumo Japan Agreement is approximately $13.2 million, of which, as of the date of this annual report on Form 20-F, we have received $4 million as proceeds for distribution rights, knowledge sharing, the first purchase order, and another $623 thousand for the sale of our products and services. Our revenues pursuant to the Terumo Japan Agreement amounted to $547 thousand in 2022, $274 thousand in 2023, and $0 in 2024.

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

To date, we have received up-front payments in a total aggregate amount of $450,000 under the Terumo Thailand Agreement. The minimal aggregate consideration that Terumo Thailand owes us under the agreement is approximately $7.2 million, of which $450,000 is to be paid in three equal installments of $150,000 for the sole distribution rights, transferring the regulatory approval from our regulatory agent to Terumo Thailand and knowledge sharing and $329,000 for the first purchase order. In 2021, we received $498,000 in furtherance of the first purchase order. In 2023 and 2024 we received $14,000 and $11,000 in orders, respectively. As of March 24, 2025, Terumo Thailand has not purchased the minimum quantities pursuant to the Terumo Thailand Agreement. We are currently evaluating our commercial activities in Thailand.

Mainland China

On June 12, 2022, we signed an exclusive distribution agreement for the IceSense3 and disposable probes with Shanghai Medtronic Zhikang and Beijing Turing. Pursuant to the agreement, Shanghai Medtronic Zhikang would be the exclusive distributor of the IceSense3 and its disposable probes in mainland China for an initial period of three years, with minimum purchase targets of $3.5 million for this period. Additionally, in mainland China, Shanghai Medtronic Zhikang would not directly or indirectly invest or deal in, market, sell, promote or provide services to any product that competes with the IceSense3, during the term of the distribution agreement and for a period of six (6) months thereafter. These limitations on Shanghai Medtronic Zhikang would be limited to cryoablation and have no impact on existing or self-developed ablation treatments of Medtronic or any affiliate entity of Medtronic and/or on any country outside China. While Shanghai Medtronic Zhikang would conduct all marketing, sales, and certain professional training, Beijing Turing would be responsible for the import, installation, and after-sales service of IceSense3 systems in mainland China.

As of March 24, 2025, Shanghai Medtronic Zhikang is unlikely to fulfil its minimum purchase target of $3.5 million by April 30, 2025 and it will no longer possess the right to extend the term of the distribution agreement for three consecutive years. We are evaluating the distribution agreement in light of our commercial relationship with Shanghai Medtronic Zhikang. We currently sell our products in China through Beijing Turing.

Furthermore, under the distribution agreement’s terms, we will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the products issued by the NMPA, its local branches or any other government authorities. We have already obtained regulatory approvals for the IceSense3 system and for the disposable IceSense3 CryoProbes for commercial procedures. In January 2025, we filed a submission for regulatory approval of ProSense and CryoProbes in China with the NMPA.

India

As of March 24, 2025, we have two distribution partners in India, Novomed Ltd covering Maharashtra and EMT Electronics Manufacturing Technologies Ltd covering certain states in the south region of India. Our ProSense system is installed at Tata Medical Center in Mumbai, a renowned hospital for oncology in India.

Brazil

In June 2021, we entered into an exclusive distribution agreement for the sale, marketing and distribution of our products in Brazil with Ktrfios. With ANVISA regulatory approval granted in October 2023, we are collaborating with key hospitals with a view to expanding the use of our technology in Brazil.

Intellectual Property

Our intellectual property portfolio consists of 54 issued patents (16 in the United States, 22 in Europe, 5 in Great Britain, 6 in China, 4 in Japan, and 1 in Hong Kong), as further detailed in the table below.

Patent No.	Application No.	Title	Type of Patent Application	Type of Patent Protection	Expiration Date	Country	PCT No.
7967815	12/731,219	Cryosurgical Instrument with Enhanced Heat Transfer	Utility patent	Machine	03/25/2030	US	PCT/US2011/025663
102378600	201180000141.8		Utility patent	Machine	02/22/2031	China
EP2549941	2549941		Utility patent	Machine	02/22/2031	Great Britain
	2549941		Utility patent	Machine	02/22/2031	France
	602011054052.1		Utility patent	Machine	02/22/2031	Germany
	502019000004651		Utility patent	Machine	02/22/2031	Italy

7967814	12/700,761	Cryoprobe with Vibrating Mechanism	Utility patent	Machine	02/05/2029	US	N/A

8162812	12/722,845	Combined Cryotherapy and Brachytherapy Device and Method	Utility patent	Machine and Process	03/12/2029	US	N/A

7938822	12/778,172	Heating and Cooling of Cryosurgical Instrument Using a Single Cryogen	Utility patent	Machine	05/12/2030	US	PCT/US2011/031722
103079487	201180022782.3		Utility patent	Machine	04/08/2031	China
EP2533716	2533716		Utility patent	Machine	04/08/2031	Great Britain
	2533716		Utility patent	Machine	04/08/2031	France
	602011018919.0		Utility patent	Machine	04/08/2031	Germany
	502015000073978		Utility patent	Machine	04/08/2031	Italy

8080005	12/846,047	Closed Loop Cryosurgical Pressure and Flow Regulated System	Utility patent	Machine	06/10/2030	US	N/A

103096824	201180043677.8	Cryosurgical Instrument for Treating Large Volume of Tissue	Utility patent	Machine	09/01/2031	China	PCT/US2011/050214
EP2593028
	2593028		Utility patent	Machine	09/01/2031	France
	602011040633.7		Utility patent	Machine	09/01/2031	Germany

8591505	13/339,506	Cryosurgical Instrument with Redirected Flow	Utility patent	Machine	05/19/2031	US	PCT/US2011/067858
103402449	201180068737.1		Utility patent	Machine	12/29/2031	China
EP2683315	2683315		Utility patent	Machine	12/29/2031	Great Britain
	2683315		Utility patent	Machine	12/29/2031	France
	602011031296.0		Utility patent	Machine	12/29/2031	Germany
	502016000113273		Utility patent	Machine	12/29/2031	Italy

7425211	11/462,244	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

7803154	11/832,778	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

8709005	13/232,203	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	12/10/2031	US	PCT/US2011/051529
103442657	201180069176.7		Utility patent	Machine	09/14/2031	China
1190057	14103188.0		Utility patent	Machine	09/14/2031	Hong Kong
EP2696785	2696785		Utility patent	Machine	09/14/2031	Great Britain
	2696785		Utility patent	Machine	09/14/2031	France
	602011031962.0		Utility patent	Machine	09/14/2031	Germany
	502016000122670		Utility patent	Machine	09/14/2031	Italy
9050075	14/133980		Utility patent	Machine	05/11/2031	US

8906004	14/204,175	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	05/11/2031	US	N/A

9808302	15/125,258	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine and Process	05/11/2031	US	PCT/US2014/064292

9039689	14/547,483	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine	01/28/2026	US	N/A
11633224	16-785,686	Cryogen Pump	Utility patent	Machine and process	06/26/2041	US	N/A
7219498	2021-12530	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Japan	N/A
EP3868320	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Europe	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	France	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Germany	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Italy	N/A

	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Switzerland	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	The Netherlands	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Turkey	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	UK	N/A
ES2919851T3	21151413.8	Cryogen Pump	Utility patent	Machine and process	1/13/2041	Spain	N/A
7465002	2022-91916	Cryogen flow control	Utility patent	Machine and process	06/06/2042	Japan	N/A
12167880		Cryogen Pump	Utility patent	Machine and process	17/02/2040	U.S.	N/A
12215811	17/866-614	Cryogenic System Connector	Utility patent	Machine and process	25/09/2042	U.S.	N/A
7612237	2023115854	Cryogenic System Connector	Utility patent	Machine and process	7/14/2043	Japan	N/A
7612233	23088275A	Cryogenic System with Multiple Immersion Pumps	Utility patent	Machine and process	30/05/2043	Japan	N/A
113243983	202110145919	Cryogen Pump	Utility patent	Machine and process	17/02/2040	China	N/A

Our intellectual property covers our technological platform, as well as innovative developments that will be used in our future products. Our patent number 8083733 relating to cryosurgical instrument with enhanced heat exchange expired in 2019 and our patents number 7137978, 7481806 and 7731711, relating to Cryosurgical instrument and its accessory system, expired in 2023. These patents are not currently used by us for the development of our current and future technology and products and the expiry has not affected our business.

In addition, to our patent portfolio, we have the following issued trademarks. We also have a number of other trademarks in the United Kingdom that we intend on abandoning.

Registration No.	Application No.	Expiration Date	Country	Mark	Renewal Due Date
4063706	77/615,741	N/A	US	ICECURE®	11/29/2030 (20 year)
4146269	85/430,438	N/A	US	ICECURE LOGO	05/22/2031 (20 year)
017884253	04/04/2018	N/A	Europe	ICECURE LOGO	04/04/2028 (10 year)
5251758	86/790,477	N/A	US	PROSENSE®	07/25/2026 (5 year)
017884265	17884265	N/A	Europe	PROSENSE®	04/04/2028 (10 year)
27566828	27566828	N/A	China	PROSENSE	02/06/2029 (10 year)
27566823	27566823	N/A	China	PROSENSE (CHINESE)	11/13/2027 (10 year)
010241305	010241305	N/A	Europe	ICECURE	09/05/2031 (10 year)
010241297	010241297	N/A	Europe	ICESENSE3	09/05/2031 (10 year)
010241263	010241263	N/A	Europe	ICESENSE	09/05/2031 (10 year)
018042365	018042365	N/A	Europe	ICECURE (NEW LOGO)	03/28/2029 (10 year)
6301784	2019-125291	N/A	Japan	PROSENSE	10/08/2030 (10 year)
6301783	2019-125290	N/A	Japan	ICECURE (ENGLISH)	10/08/2030 (10 year)
6301782	2019-125289	N/A	Japan	ICECURE (Logo)	10/08/2030 (10 year)
Allowed	90857406	N/A	US	ICECURE (New Logo)	Not yet registered
Allowed	97544323	N/A	US	XSENSE	Not yet registered
Allowed	97544323	N/A	US	MSENSE	Not yet registered
019031536	MEKW16EU	N/A	Europe	XSENSE	05/23/2034
019031469	MEKW17EU	N/A	Europe	MSENSE	05/23/2034

Production and Manufacturing

The majority of the manufacturing of the ProSense system’s components is outsourced, and we complete the final assembly in our facility in Israel. The majority of the manufacturing of our disposables, including sterilization and packing is outsourced. We conduct the final inspections at our facility.

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

We enter into quality agreements with our vendors and subcontractors. Pursuant to such agreements, the Company will provide the parts and raw materials and the subcontractor will provide the components and/or perform the assembly of such components and/or service in accordance with specific terms of the mutually agreed work instructions and purchase orders. The agreements define the responsibilities of each party and the regulatory and compliance requirements that apply and contain industry-standard terms and guidelines.

We entered into agreements with two contract manufacturers for the production of our XSense consoles and for the production of CryoProbes, pursuant to which the subcontractors shall be responsible for purchasing the components and raw materials, in a full turnkey model, in accordance with our specifications and work instructions. The engagements and quality agreements with these contract manufacturers set out the responsibilities of the parties and the applicable regulatory and compliance requirements and industry-standard terms and guidelines.

Competition

The medical device and tumor treatment industry is characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Cryoablation is an alternative approach to surgically removing tumors and/or to heat ablation of tumors, such as RFA, MWA and high intensity focused ultrasound. We encounter significant competition across our product lines in each market in which we sell our products from various companies, some of which may have greater financial and marketing resources than we do. We also face competition from non-medical device companies, as pharmaceutical companies, which may offer alternative therapies and treatments. We believe that the ability of our products and services to deliver rapid minimally-invasive treatments in-office or ambulatory hospital settings serves as a key competitive advantage versus surgical and other tumor treatment solutions. In the current environment of managed care, with economically-motivated buyers, consolidation among healthcare providers, increased competition and declining reimbursement rates, we have been increasingly required to compete on the basis of price, value, reliability and efficiency, which we believe we have been able to do and hope to continue to do.

We believe that our cryoablation technology, and especially our LN2-based technology, has advantages over heat ablation technologies for breast tumors, which include, but are not limited to the below competitive advantages relative to heat ablation technologies.

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

We believe that our direct competitors for cryoablation of malignant breast tumors are Sanarus Medical, Inc. which is part of Hologic Inc., which to the best of our knowledge is not active, Galil Medical Ltd., a subsidiary of Boston Scientific Corporation and EndoCare, Inc., a subsidiary of Siemens Healthineers.

For tumors in other organs, other alternatives to surgical removal or cryoablation are available, such as thermal ablation, (including, radio frequency ablation, microwave ablation and high intensity focused ultrasound). Our primary direct competitors also include other cryoablation companies, such as Galil Medical Ltd., part of Boston Scientific Corporation, EndoCare, Inc., part of Siemens Healthineers AG, Hygea Medical Technology Co. Ltd., and Beijing Sunshine Yibang Medical Technology Co., Ltd (the latter two of which operate mainly in China) for interventional radiology. Hygea Medical Technology Co. Ltd. is a company that also uses LN2-based technology. Unlike these competitors who have a multi probe system in the market, we are still developing our MSense system. Despite this, we believe that our LN2-based cryoablation technology is superior to those of our competitors, including Galil Medical and EndoCare, for a variety of reasons, including the following:

●	our cryoablation LN2 technology allows deeper freezing temperature, in the range of -50 to -170° Celsius, which results in faster and more efficient destruction of the tumor cells;

●	our LN2 technology allows us to achieve lower temperatures faster, potentially leading to shorter procedures;

●	our effective ablating zone for one probe is greater than that of technologies utilizing argon-based technology probes (we are able to use one probe, while argon-based technologies need more than one probe to create the same killing zone);

●	Using one probe in our technology is more cost effective, less complicated, and easier to use for most physicians;

●	the price of argon gas is significantly higher and less available in some territories than LN2 which makes our procedures more cost effective; and

●	Argon gas is stored in a 4,500 PSI (6,000 PSI in the United States only) gas balloons, which potentially creates a risk of explosion whereas our LN2 is stored in low-pressure containers which presents less risk. The European authorities have a new directive forbidding the patient from being in the same room with Argon gas balloons for safety reasons. Argon gas supply in large balloons (70 L) requires between 2-3 balloon for an average procedure, which makes it comprehensive to handle and store. LN2 is supplied by small 2 L Dewars (for ProSense) and is easy to handle and allows for office-based procedures.

We believe that these technological advantages will enable us to compete effectively with our competitors. In addition, we believe that by completing the development, and initiating commercialization of our next generation XSense and future MSense systems will enable us to compete even more effectively with our competitors.

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

PMA Pathway

Unlike the comparative standard of the 510(k) pathway and the De Novo Pathway, the PMA process requires an independent demonstration of the safety and effectiveness of a device. PMA is the most stringent type of device marketing application required by the FDA. PMA is based on a determination by the FDA that the PMA contains sufficient valid scientific evidence to ensure that the device is safe and effective for its intended use(s). A PMA application generally includes extensive information about the device including the results of clinical testing conducted on the device and a detailed description of the manufacturing process.

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

Based on its review, the FDA may (i) issue an order approving the PMA, (ii) issue a letter stating the PMA is “approvable” (e.g., minor additional information is needed), (iii) issue a letter stating the PMA is “not approvable,” or (iv) issue an order denying PMA. A company may not market a device subject to PMA review until the FDA issues an order approving the PMA. As part of a PMA, the FDA may impose post-approval conditions intended to ensure the continued safety and effectiveness of the device including, among other things, restrictions on labeling, promotion, sale and distribution, and requiring the collection of additional clinical data. Failure to comply with the conditions of approval can result in materially adverse enforcement action, including withdrawal of the approval.

Most modifications to a device having completed PMA, including changes to the design, labeling, or manufacturing process, require prior approval before being implemented. Prior approval is obtained through submission of a PMA supplement. The type of information required to support a PMA supplement and the FDA’s time for review of a PMA supplement vary depending on the nature of the modification.

Breakthrough Devices Program

The goal of the BDP is to provide patients and health care providers with timely access to these medical devices by speeding up their development, assessment, and review, while preserving the statutory standards for premarket approval, 510(k) clearance, and De Novo marketing authorization, consistent with the FDA’s mission to protect and promote public health.

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

On November 15, 2021, the CMS announced the repeal of a proposed rule that would have provided a new Medicare coverage pathway in efforts to bring new and innovative technologies to beneficiaries sooner, start the process of accelerating the coverage of new, innovative breakthrough devices to Medicare beneficiaries and provide a four-year provisional reimbursement coverage period. We are working to understand current Medicare requirements and polices for coverage, coding and payment of breakthrough devices and how our ProSense system will be treated as a result of this rule repeal. CMS has stated that they are considering other coverage pathways for breakthrough devices, however no timeline for such other pathways has been announced. We expect that we will still be required to apply for CPT I codes under regular approval procedures in order to receive reimbursement.

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

The collection of such data may be required as a condition of PMA. The FDA also has the authority to order, via a letter, a post-market surveillance study for certain devices at any time after they have been cleared or approved.

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

Pervasive and Continuing FDA Regulation

After a device is placed on the market, regardless of its classification or premarket pathway, numerous additional FDA requirements generally apply. These include, but are not limited to:

●	Establishment registration and device listing requirements;

●	QSR, which governs the methods used in, and the facilities and controls used for, the design, manufacture, packaging, labeling, storage, installation, and servicing of finished devices;

●	Labeling requirements, which mandate the inclusion of certain content in device labels and labeling, and generally require the label and package of medical devices to include a unique device identifier, and which also prohibit the promotion of products for uncleared or unapproved, i.e., “off-label,” uses;

●	Medical Device Reporting regulation, which requires that manufacturers and importers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur; and

●	Reports of Corrections and Removals regulation, which requires that manufacturers and importers report to the FDA recalls (i.e., corrections or removals) if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; manufacturers and importers must keep records of recalls that they determine to be not reportable.

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

In the EU and the EEA, devices are required to comply with the essential requirements of the EU Medical Devices Directive being replaced by MDR 2017/745 which allowed the marketing of medical devices in the EU, under MDD until May 26, 2024. Compliance with these requirements entitled us to affix the CE conformity mark to our medical devices, without which they cannot be commercialized in the EU and EEA. To demonstrate compliance with the essential requirements and obtain the right to affix the CE conformity mark we must undergo a conformity assessment procedure, which varies according to the type of medical device and its classification. Except for low-risk medical devices (Class I), where the manufacturer can issue a CE Declaration of Conformity based on a self-assessment of the conformity of its products with the essential requirements of the Medical Devices Directive, a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited at the European Commission to conduct conformity assessments. The Notified Body would typically audit and examine the quality system for the manufacture, design and final inspection of our devices before issuing a certification demonstrating compliance with the essential requirements. Based on this certification we can draw up a CE Declaration of Conformity which allows us to affix the CE Mark to our products.

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

The MDR, which became effective on May 26, 2021, does the following:

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

It is possible that the Affordable Care Act will be subject to judicial or Congressional challenges in the future. It is unclear how any such challenges and any healthcare reform measures of the Trump administration will impact the Affordable Care Act. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. The Affordable Care Act, as well as other federal, state and foreign healthcare reform measures that have been and may be adopted in the future, could harm our future revenues.

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

The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The SEC also may suspend or bar issuers from trading securities on the United States exchanges for violations of the FCPA’s accounting provisions.

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

Our research and development efforts were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA. As of December 31, 2024, we have received the aggregate amount of approximately $2.7 million (including accumulated interest) from the IIA for the development of our products. With respect to such grants, we are committed to pay certain royalties up to the total grant amount, including accumulated interest. As of December 31, 2024, we paid approximately $695 thousand. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. This may restrict our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how. Further, should we move our production outside of Israel, we may be subject to repayment of 120% or more of the grants.

The royalty rate we have undertaken to pay the IIA is 3.5%, and in any event up to the level of the grant, including accumulated interest, being linked to the exchange rate of the U.S. dollar and bearing Libor interest. Starting from the second half of 2017, new directives were introduced, according to which small companies (up to an annual turnover of $70 million) are to pay royalties of 3%.

The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of December 31, 2024 was approximately $1.98 million, net, after deducting the sums we paid as royalties to the IIA.

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

Our headquarters are located at 7 Ha’Eshel St., Caesarea, 3079504, Israel, where we currently occupy approximately 879 square meters (approximately 9,461 square feet). We lease our facilities and our lease is due to end in July 2026.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results.

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3.D. Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the SEC on April 3, 2024.

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

Alongside our continued efforts at improving our core technology, including our flagship product, the ProSense system, we are also focused on new product developments. This includes our XSense system with CryoProbes for which we have received 510(k) regulatory clearance from the FDA. We believe that the XSense system with CryoProbes can serve as a platform that will allow us to develop other unique CryoProbes and catheters and expand our clinical applications, and that it is also more efficient, intuitive and user friendly compared to our existing ProSense system. We are also developing MSense which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

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

Gross Margin

Gross margin, or gross profit as a percentage of revenue, is affected by a variety of factors which influence our revenues and the cost of goods sold. Revenues are affected mostly by the number of products we sell and the varying ratio between selling and placing systems, different selling prices depending on sales channels, territories and the mix of products and currency fluctuation, mainly the U.S. Dollar against the Euro and revenue recognition from granting exclusive distribution rights in Japan. The cost of revenues is affected mostly by the changes in cost of materials and import costs, subcontractors’ costs, cost of personal, and currency fluctuation, mainly the U.S. Dollar against the NIS. Our gross margin is also affected by production volumes and production efficiency.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses. To ensure that we are well-positioned to achieve our near-term objectives, we implemented an expense reduction plan setting out reductions in non-revenue generating research and development and general and administrative costs, lowering monthly cash expenditure, and ensuring that we can meet our primary goals in 2025.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related benefits, subcontractors’ expenses, materials and other related research and development expenses, clinical studies and regulation expenses.

Our research and development expenses might increase as we continue to develop our new products, pursue new regulatory indications in the United States and other territories, collect updated clinical data, and recruit additional research and development and regulation employees.

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

Comparison of the Years Ended December 31, 2024 and 2023

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Revenues	$3,291	$3,229
Cost of revenues	1,840	1,929
Gross profit	$1,451	$1,300
Research and development expenses	7,096	8,273
Marketing and sales expenses	6,296	4,437
General and administrative expenses	3,755	4,166
Operating loss	$15,696	$15,576
Finance income, net	(378)	(924)
Net loss and comprehensive loss	$15,318	$14,652
Basic and diluted net loss per share	$0.30	$0.32

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Disposables	$1,828	$1,503
Systems	1,363	1,452
Exclusive distribution agreement and other services	100	274
Total	$3,291	$3,229

Our revenues for the year ended December 31, 2024 increased by $62 thousand, or 2%, to $3,291 thousand, compared to $3,229 thousand for the year ended December 31, 2023. Our total revenue from sales of systems and disposables for the year ended December 31, 2024, increased by 8% to $3,191 thousand, compared to $2,955 thousand for the year ended December 31, 2023, an increase of $236 thousand. Sales of disposables for the year ended December 31, 2024 increased to $1,828 thousand, compared to $1,503 thousand for the year ended December 31, 2023, an increase of $325 thousand, or 22%. Sales of systems for the year ended December 31, 2024 were $1,363 thousand, compared to $1,452 thousand for the year ended December 31, 2023, a decrease of $89 thousand, or 6%. Revenue recognition from our exclusive distribution agreement in Japan and other services for the year ended December 31, 2024 decreased to $100 thousand compared to $274 thousand for the year ended December 31, 2023, a decrease of $174 thousand, or 64%.

The following table summarizes our revenues by geographic region for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
United States	$870	$751
Japan	481	480
India	413	109
China	41	440
Israel	30	30
Other	1,456	1,419
Total	$3,291	$3,229

Our revenue in the United States amounted to $870 thousand for the year ended December 31, 2024, compared to $751 thousand for the year ended December 31, 2023, an increase of approximately $119 thousand, or 16%. Our revenue in Japan, including revenue recognition from exclusive distribution rights and other services and revenue from the sale of products, amounted to $481 thousand for the year ended December 31, 2024, compared to $480 thousand for the year ended December 31, 2023. Our revenue in India amounted to $413 thousand for the year ended December 31, 2024, compared to $109 thousand for the year ended December 31, 2023, an increase of approximately $304 thousand, or 279%. Our revenue in China amounted to $41 thousand for the year ended December 31, 2024, compared to $440 thousand for the year ended December 31, 2023, a decrease of approximately $399 thousand, or 91%. Our sales in Israel and other territories, including Europe, amounted to $1,486 thousand for the year ended December 31, 2024, compared to $1,449 thousand for the year ended December 31, 2023, an increase of $37 thousand of 3%.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Raw materials, subcontractors, and auxiliary materials (including changes in inventories)	$832	$905
Payroll and related benefits (including share-based compensation))	585	551
Depreciation	186	161
Royalties to IIA	99	96
Shipping	44	42
Others	94	174
Total	$1,840	$1,929
Gross profit	$1,451	$1,300
Gross margin %	44%	40%

Our cost of revenues for the year ended December 31, 2024 decreased by 5% to $1,840 thousand, compared to $1,929 thousand for the year ended December 31, 2023, whereas our gross profit for the year ended December 31, 2024 increased by $151 thousand, or 12%, to $1,451 thousand, compared to $1,300 thousand in the year ended December 31, 2023. The decrease in our cost of revenues in 2024 was primarily attributable to a decrease in raw material costs, subcontractor costs and auxiliary material costs, which was partially offset by an increase in payroll and related benefits costs. The increase in gross profit and gross margin was primarily attributable to the increase in sales of our disposables, which generates a higher gross margin then our systems.

Research and development expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Payroll and related benefits (including share-based compensation)	$5,436	$5,395
Raw materials, subcontracted work and consulting	734	1,593
Clinical trials	181	436
Others	745	849
Total	$7,096	$8,273

Research and development, or R&D, expenses decreased by 14% to $7,096 thousand, compared to $8,273 thousand in 2023. The decrease is primarily due to a reduction in our development expenses for the XSense system, and a decrease in costs of clinical trial and regulatory compliance.

Sales and marketing expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Payroll and related benefits (including share-based compensation)	$2,639	$2,239
Consultants and professional services	2,518	987
Travel	426	354
Conferences	286	323
Sales Commissions	96	49
Advertising and promotion	32	92
Others	299	393
Total	$6,296	$4,437

Selling and marketing expenses for the year ended December 31, 2024 increased by 42% to $6,296 compared to $4,437 thousand in 2023. The increase in selling and marketing expenses in 2024 compared to 2023 is attributable mainly to costs associated with consultants and professional services related to the reopening of our De Novo classification approval case with the FDA and the associated convening of the Advisory Panel and an increase in payroll and related benefits expenses, which reflects our strategy regarding the expansion of our marketing activities, primarily in the United States.

General and administrative expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2024	2023
Professional services	$1,955	$1,996
Payroll and related benefits (including share-based compensation)	1,624	1,886
Others	176	284
Total	$3,755	$4,166

General and administrative expenses for the year ended December 31, 2024 decreased by 10% to $3,755 thousand, compared to $4,166 thousand for the year ended December 31, 2023. This decrease is primarily attributable to a decrease in directors and officers insurance costs and other costs.

Operating loss

Based on the foregoing, our operating loss increased from $15,576 thousand for the year ended December 31, 2023 to $15,696 thousand for the year ended December 31, 2024.

Finance income, net

Finance income, net for the year ended December 31, 2024 was $378 thousand, compared to $924 thousand for the year ended December 31, 2023. The decrease in our net financial income is primarily attributable to the decrease in our short-term deposits and the income from interest on such short-term deposits.

Net loss

Net loss for the year ended December 31, 2024 increased by 5% to $15,318, compared to $14,652 thousand for the year ended December 31, 2023. The increase is primarily attributable to the increase in operation expenses which was mostly offset by the increase in gross profit, and a decrease in net financial income.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2024, we have funded our operations principally from public offerings and private placements of our securities, loans, revenues from sale of products and distribution agreements, and grants received from the IIA. As of December 31, 2024, we had $7.6 million in cash and cash equivalents, including short-term deposits.

Our primary recurring use of cash is payment of our operating costs, which consist primarily of employee-related expenses, such as compensation and benefits, as well as to our suppliers and subcontractors for components and services provided for our products and research and development, general operating expenses for sales and marketing, facilities and overhead costs, general and administrative and capital expenditures.

The table below presents our cash flows for the periods indicated.

USD in thousands	2024	2023
Net cash used in operating activities	(12,563)	(12,550)
Net cash provided by (used in) investing activities	446	(684)
Net cash provided by financing activities	9,187	83
Net increase (decrease) in cash and cash equivalents	(2,930)	(13,151)

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

Net cash used in operating activities for the year ended December 31, 2024 increased by $13 thousand to $12,563 thousand, compared to $12,550 thousand for year ended December 31, 2023, which reflects an increase in 2024 cash operational activities compared to 2023.

Investing Activities

Net cash provided by investing activities for the year ended December 31, 2024, was $446 thousand compared to net cash of $684 thousand used for the year ended December 31, 2023. Net cash used in investing activities for year ended December 31, 2024 is attributable to a withdrawal of short-term deposits of $529 thousand, which are offset, in part, by the purchase of property and equipment for $71 thousand and investment in restricted deposits of $12 thousand. The net cash provided by investing activities for the year ended December 31, 2023 is attributable to the purchase of property and equipment for $480 thousand and to investment in short-term deposits of $500 thousand, which are offset, in part, by the realization of restricted deposits of $296 thousand.

Financing Activities

Net cash provided by financing activities increased by $9,104 to $9,187 thousand for the year ended December 31, 2024, compared to $83 thousand for the year ended December 31, 2023. The increase is primarily attributable to the issuance of Ordinary Shares, net of issuance costs, through use of our at-the-market, or ATM, facility.

Financial Arrangements

As of December 31, 2024, our credit arrangements include grants from the IIA.

Since 2022, we have funded our operations mainly through public offerings, raising an aggregate amount of net proceeds of $24 million.

On December 23, 2022, we announced the closing of a “best efforts” public offering of 8,787,880 Ordinary Shares at a public offering price of $1.65 per share. After deducting placement agent fees, commissions and other offering expenses, our net proceeds from this offering were $13.6 million. Several of our long-term institutional shareholders, including Epoch Partner Investments Limited, or Epoch, participated in the transaction on the same terms as other investors.

On January 12, 2024, we entered into an equity distribution agreement with Maxim Group LLC, or Maxim, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim, otherwise known as an ATM facility. The Ordinary Shares were offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We paid Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and provided Maxim with customary indemnification and contribution rights. We reimbursed Maxim for certain specified expenses. As of December 31, 2024, we had sold 10,764,315 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $9.7 million and aggregate net proceeds of $9.2 million.

On January 13, 2025, we entered into a second equity distribution agreement with Maxim as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $13,960,500 from time to time through Maxim. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 13, 2024. We will pay Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim with customary indemnification and contribution rights. We also agreed to reimburse Maxim for certain specified expenses. As of March 24, 2025, we have sold 2,047,277 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $2.8 million and aggregate net proceeds of $2.6 million.

In addition, since our inception, we received an aggregate of $2.7 million (including accumulated interest) from the IIA.

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

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operation in the near future. We expect our expenses to increase in the future in connection with our ongoing activities, particularly as we continue the development of our MSense system and continue our commercialization efforts. Furthermore, we expect to incur additional costs associated with operating as a public company listed on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

As of December 31, 2024, our cash and cash equivalents, including short-term deposits, were $7.6 million, and we had working capital of $5,240 thousand and an accumulated deficit of $105,379 thousand. As of March 24, 2025, the Company’s cash, cash equivalents, and short-term deposits were approximately $6.0 million. The Company’s current cash and cash equivalents position is not sufficient to fund its planned operations for at least the next 12 months beyond the filing date of this Annual Report. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. The financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties; however, we expect that we will require substantial additional capital to continue the development of, and to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of clinical trials and obtaining regulatory approvals;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2024 to the year ended December 31, 2023— Research and Development Expenses, net.”

D.	Trend Information

Current geopolitical tensions resulting from Israel’s multi-front war have affected companies in Israel and around the world. Inflation in the United States, Israel and around the world has affected, and may continue to affect, the cost of labor and the prices of goods and services from third-party vendors on which we rely. In many instances, we have had to increase the prices at which we sell our products and services to offset these higher costs. We cannot predict impacts, trends and uncertainties involving the global economy and Israel’s multi-front war related to economic activity, our supply chain, our third-party partners and the extent to which our revenue, income, profitability, liquidity, or capital resources may be materially and adversely affected. See also “Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war with terrorist groups in neighboring countries, such as Hezbollah in Lebanon and Hamas in the Gaza Strip, and state actors such as Iran, and Israel’s response thereto”.

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

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2024, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

Inventories

We value our inventories at the lower of cost or market, with cost determined with weighted average cost of historical purchases and market based upon net realizable value. The valuation of our inventories requires management to make costing and market estimates. For work in process goods, we are required to estimate the cost to completion of the products and the prices at which we will be able to sell the products. For finished goods, we must assess the prices at which we believe the inventory can be sold. Inventories are also adjusted for estimated obsolescence and written down to net realizable value based upon estimates of future demand, technology developments, and market conditions.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Ron Mayron	61	Chairman of the Board of Directors

Eyal Shamir	64	Chief Executive Officer, Director

Ronen Tsimerman	55	Chief Financial Officer, Chief Operation Officer

Naum Muchnik	48	Vice President, Research, Development and Engineering

Tlalit Bussi Tel-Tzure	53	Vice President, Business Development and Global Marketing

Galit Malik	52	Vice President, Operations and Services

Shay Levav	48	Vice President, Regulatory, Quality Assurance and Clinical Applications

Merav Nir Dotan	56	Vice President, Human Resources

Shad Good	47	Vice President, Sales for North America

Li Haixiang	52	Director

Vincent Chun Hung Chan (5)	61	Director

Yang Huang	46	Director

Sharon Levita (1)(2)(3)(4)(5)	57	Director

Oded Tamir (1)(2)(3)(4)(5)	69	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee and Financial Statement Examination Committee
(3)	External Director (as defined under Israeli law)
(4)	Independent Director (as defined under Israeli law)
(5)	Independent Director (as defined under Nasdaq Stock Market rules)

Ron Mayron, Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our board of directors since December 2017.  Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. from July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) since November 2017, Virility Medical LTD from October 2019 to March 2023 and as a member of the board of directors of G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. since May 2019, Kadimastem LTD (TASE: KDST) from December 2020 to December 2023, Entera Bio Ltd. (NASDAQ: ENTX) from March 2021 to July 2024 and DNA Biomedical Solutions (TASE: DNA) from March 2021 to May 2023, Ir-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) from December 2021 to July 2023. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019 and BioLight Life Sciences Investments Ltd. (TASE: BOLT) from August 2015 to July 2024. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president–Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

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

Shad Good, Vice President, Sales for North America

Mr. Shad Good, has served as Vice President, Sales for North America since September 19, 2023. Before joining the Company, Mr. Good was VP of Sales at UV-Concepts Inc from April 2022 to August 2023. From July 2017 to March 2022, Mr. Good was Senior Director of Sales, U.S., at Mammotome, an operating company of Danaher Corporation, where he led sales for the company’s minimally invasive breast biopsy systems and built a sales organization for the successful launch of an emerging technology, a wire-free device for lumpectomies. Mr. Good holds a B.S. in Marketing from Miami University of Ohio.

Li Haixiang, Director

Mr. Li Haixiang has served on our board of directors since December 2024. Mr. Haixiang is the founder and managing partner of Virtus Inspire Ventures, a boutique venture capital firm that provides seed, venture and growth-stage funding to early-stage technology companies. Mr. Haixiang has been an independent non-executive director at AVO Insurance Company Holding since August 2018 and an independent non-executive director at FUTU Holding Limited since March 2019. Mr. Haixiang has been a sole director at Chestnut Hill Ventures Limited since September 2015, a sole director at Virtus Inspire International Limited since August 2020, a sole director at Virtus Inspire Capital Limited since May 2012, a sole director at Virtus Inspire Ventures GP Limited since June 2015, a sole director at Virtus Inspire Ventures Management Limited since June 2015, a sole director at Sapientia Investment Consulting Limited since March 2021, a sole director at the Kwan Limited since October 2021, a sole director at Virtus Inspire Aurora Limited since March 2021, a sole director at Virtus Inspire Partners Limited since March 2021, a sole director at Virtus Inspire SG Limited since October 2021, a sole director at VI Capital Pte Limited since June 2022, a sole director at VIPC 1 Limited since August 2022, a sole director at Virtus Inspire Holding Limited since February 2023, and a sole director at Virtus Inspire Group Limited since February 2023. Mr. Haixiang received a BA from South China University of Technology and an MA from China Europe International Business School. Mr. Li Haixiang has the voting and dispositive power over the shares held by Epoch, which amounts to a 44.1% stake as of March 24, 2025.

Vincent Chun Hung Chan, Director

Mr. Vincent Chun Hung Chan has served on our board of directors since December 2022. Mr. Chan has been a venture partner at Beyond Ventures since August 2024 and a venture capital manager in China and Hong Kong since October 2023 and was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2022. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of Hywin Holdings Ltd. (Nasdaq: HYW) since June 2022. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association. Mr. Chan has been a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong from 2020 to 2024. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

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

The following table presents all compensation paid by us to each of our five most highly compensated senior managers for the year ended December 31, 2024. The table does not include any amounts we paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2024.

Name and Principal Position	Cost of Salary, Bonuses, Pension, Retirement and Other Similar Benefits(1)	Share Based Compensation(1)	Total(1)
Eyal Shamir, Chief Executive Officer	$443,139	69,546	512,685

Shad Good, VP Sales for North America	$398,034	32,891	430,925

Ronen Tsimerman, Chief Financial Officer and Chief Operation Officer	$313,004	74,077	387,081

Shay Levav, VP Regulatory and Quality Assurance and Clinical Applications	$274,458	55,255	329,713

Tlalit Bussi Tel-Tzure, VP Business Development and Global Marketing	$272,763	52,181	324,944
Total	$1,701,398	283,950	1,985,348

(1)	Amounts presented are the aggregate of USD amounts translated at the NIS-USD exchange rate for each pay period for the relevant employee during the reporting period.

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

Introduction

Our board of directors presently consists of seven members, including two external directors required to be appointed under the Companies Law. We believe that Ms. Sharon Levita, Mr. Oded Tamir and Mr. Vincent Chun Hung Chan are “independent” for purposes of the Nasdaq Stock Market rules. Our articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five (5) and not more than eleven (11). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him, which was approved by our shareholders. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

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

However, under regulations promulgated under the Israeli Companies Law for Israeli companies whose shares are traded on stock exchanges outside of Israel, or the Exemptions Regulations, one or more shareholders of such a company may request the company’s board of directors to include the appointment of a candidate for a position on the board of directors or the termination of a board member as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder hold at least five percent (5%) of the voting rights of the company, instead of one percent (1%) required in the past.

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

The board of directors must elect one director to serve as the chairman of the board of directors to preside at the meetings of the board of directors and may also remove that director as chairman. Pursuant to the Companies Law, neither the chief executive officer nor any of his or her relatives is permitted to serve as the chairman of the board of directors, and a company may not vest the chairman or any of his or her relatives with the chief executive officer’s authorities. In addition, a person who reports, directly or indirectly, to the chief executive officer may not serve as the chairman of the board of directors; the chairman may not be vested with authorities of a person who reports, directly or indirectly, to the chief executive officer; and the chairman may not serve in any other position in the company or a controlled company, but he or she may serve as a director or chairman of a controlled company. However, the Companies Law permits a company’s shareholders to determine, for a period not exceeding three years from each such determination, that the chairman or his or her relative may serve as chief executive officer or be vested with the chief executive officer’s authorities, and that the chief executive officer or his or her relative may serve as chairman or be vested with the chairman’s authorities. Such determination of a company’s shareholders requires either: (1) the approval of at least a majority of the shares of those shareholders present and voting on the matter (other than controlling shareholders and those having a personal interest in the determination) (shares held by abstaining shareholders shall not be considered); or (2) that the total number of shares opposing such determination does not exceed 2% of the total voting power in the company. Currently, we have a separate chairman and chief executive officer.

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

Committees of the Board of Directors

Our board of directors has established four standing committees, the audit committee, the compensation committee, and the financial statement examination committee.

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

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is comprised of Ms. Sharon Levita, Mr. Oded Tamir and Mr. Vincent Chan. Ms. Levita serves as the chair of our audit committee.

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

As noted above, the members of our audit committee include Ms. Sharon Levita and Mr. Oded Tamir who are external directors, and Mr. Vincent Chan who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Levita serves as the chair of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statement examination committee is comprised of Ms. Sharon Levita, Mr. Oded Tamir and Mr. Vincent Chan. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

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

Our compensation committee is acting pursuant to a written charter, and consists of Ms. Sharon Levita, Mr. Oded Tamir and Mr. Vincent Chan. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

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

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Our compensation policy was approved by our shareholders on March 3, 2022. The Current compensation policy expired on March 3, 2025. On March 23, 2025, the Company’s compensation committee and the board of directors approved a new compensation policy which will be effective as of and subject to the approval of the company’s shareholders of the Company. The Company is currently in the process of convening a special general meeting for the approval of the compensation policy.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $14 million. Such insurance also includes side A directors’ and officers’ liability insurance, for the benefit of all of our directors and officers.

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

As of December 31, 2022, we had 65 full-time employees and 7 part-time employees. As of December 31, 2023, we had 71 full-time employees and 6 part-time employees. As of December 31, 2024, we had 64 full-time employees and two part-time employees. The majority of our employees are located in Israel.

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

See “Item 7.A. Major Shareholders” below.

Employee Equity Incentive Plan

We maintain two equity incentive plans, the 2006 plan and the 2024 plan. As of March 24, 2025, the number of options allotted in the 2006 plan is 3,510,615. In addition, the number of options that have vested and have not yet been exercised or expired in the 2006 plan is 2,682,647. 1,038,675 options and 834,666 RSUs were allotted in the 2024 plan.

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

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 24, 2025, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 24, 2025, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
Epoch Partner Investments Limited(1)	25,846,597	(2)	44.1%

Directors and senior management who are not 5% holders:
Li Haixiang	25,846,597	(2)	44.1%
Eyal Shamir*	590,314		1.0%
Ronen Tsimerman	355,080		**
Ron Mayron*	278,023		**
Tlalit Bussi Tel-Tzure	191,812		**
Shay Levav	141,861		**
Naum Muchnik	140,423		**
Yang Huang	113,438		**
Merav Nir Dotan	88,938		**
Galit Malik	79,668		**
Shad Good	28,453		**
Oded Tamir*	20,000		**
Sharon Levita*	-		**
Vincent Chun Hung Chan*	-		**

All directors and senior management as a group (14 persons)	27,874,607		47.6%

*	Indicates director of the Company.

**	Less than 1%.

(1)	Mr. Li Haixiang, who has the voting and dispositive power over the shares held by Epoch, is also a member of our board of directors.

(2)	Includes 25,846,597 Ordinary Shares. Mr. Li Haixiang has the voting and dispositive power over the shares held by Epoch. The mailing address of Mr. Li Haixiang is 70/F Two International Finance Centre, Suite 7013, Central, Hong Kong. This information is based on the information contained in the Schedule 13G/A filed by Epoch on November 14, 2024.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2024, there was a decrease in the percentage ownership of Epoch (from 52.6% to 45.7%), due to a dilution as a result of public offerings during 2024, including issuances of Ordinary Shares under the ATM facility.

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

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 24, 2025, there were six holders of record of our Ordinary Shares.

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

On January 12, 2024, we entered into an equity distribution agreement, with Maxim, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim. The Ordinary Shares were offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We were not obligated to sell any Ordinary Shares under the ATM facility. We paid Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and provided Maxim with customary indemnification and contribution rights. We reimbursed Maxim for certain specified expenses. Epoch invested $2.5 million into this equity distribution agreement. As of December 31, 2024, we sold 10,764,315 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $9.7 million and aggregate net proceeds of $9.2 million.

On January 13, 2025, we entered into a second equity distribution agreement with Maxim as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $13,960,500 from time to time through Maxim. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 13, 2024. We will pay Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim with customary indemnification and contribution rights. We also agreed to reimburse Maxim for certain specified expenses. As of March 24, 2025, we have sold 2,047,277 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $2.8 million and aggregate net proceeds of $2.6 million.

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

On July 5, 2021, we were informed that a motion to certify a claim as a class action was filed in Israel with the Tel Aviv District Court by Amir Yosef Brot, who claims to be a shareholder of the Company. The plaintiff’s claim is against the Company, the members of the board of directors, the controlling shareholder and the investors who took part in the private placement that was approved by our shareholders on March 7, 2021. In the motion, the plaintiff claims, inter alia, that we conducted a private placement of securities to the controlling shareholder and the investors at a significant discount to the Company’s share price at the time, that the share price did not reflect material information that was allegedly in the Company’s possession and which was also brought to the attention of the investors, and that there were alleged defects in the manner of approving the private placement by our shareholders. After a review of the motion, we believe that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise. At this stage of the claim and after a review of the motion and the responses that were submitted by the parties, the Company believes that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise.

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

The Companies Law imposes further restrictions on our ability to declare and pay dividends, including repurchases of shares which are considered dividends under the Companies Law. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due, or Solvency Criteria. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution, or the Earnings Criteria. In the event that we do not meet such earnings criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that the payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. However under new exemption applicable as of March 12, 2024, an Israeli company whose shares are listed outside of Israel, is permitted to perform distribution in a way of repurchasing its own shares, even if the Earnings Criteria is not met, without the need for court’s approval. The exemption is subject to certain conditions, including, among others: (i) The distribution meets the Solvency Criteria; and (ii) no rejection was filed by any of the company’s creditors to the court. If any creditor objects to the distribution, the company will be required to obtain the court’s approval for the distribution.

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

On January 12, 2024, we entered into an equity distribution agreement, with Maxim Group LLC, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim Group LLC. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We will pay Maxim Group LLC a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim Group LLC with customary indemnification and contribution rights. We also agreed to reimburse Maxim Group LLC for certain specified expenses. As of December 31, 2024, we sold 10,764,315 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $9.7 million and aggregate net proceeds of $9.2 million.

On January 13, 2025, we entered into a second ATM facility with Maxim as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to 13,960,500.

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

General Corporate Tax Structure in Israel

Israeli companies are generally subject to corporate tax. As of December 2024, the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from a “Preferred Enterprise” (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to the prevailing corporate tax rate.

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

Tax Benefits and Grants for Research and Development

General. The IIA, an independent publicly funded agency, was created to provide a variety of practical tools and funding platforms aimed at effectively addressing the dynamic and changing needs of the local and international innovation ecosystem. The IIA acts under the Law for the Encouragement of Research, Development and Technological Innovation in the Industry 1984, or the Innovation Law, and the related IIA rules and regulations. Companies that receive funding from the IIA are subject to certain liabilities of the Innovation Law, mainly pertaining to the know-how that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives (herein: “IIA-supported know-how”), and/or to the products derived from the technology that was developed with the support of the IIA within the framework of an R&D funding program, and/or its derivatives, or IIA-supported products.

Ownership Structure. Any change of ownership of an IIA-supported company must be reported to the IIA prior to the execution of change of ownership. A change in the company’s ownership, in which a foreign entity becomes a stakeholder in the company, requires the IIA approval and the new shareholder’s signature on an undertaking letter acknowledging the company’s liabilities to the Innovation Law.

Royalty payment. Companies supported by the IIA are required to pay royalties on income generated from IIA-supported products, until the full refund of the grant. For companies whose grants were approved by the IIA prior to July 2017, the grant was previously linked to the US dollar and bored a fixed LIBOR rate as published on the first day each year until December 31, 2023. From January 1, 2024, these same IIA grants have been linked to SOFR or an alternative rate published by the Bank of Israel, plus 0.71513%.

Until July 2017, the rate of the royalties’ repayment was 3% of related income in the first three years, and 3.5% from the 4th year, onward. As of July 2017, the rate of the royalties’ refund for companies with total revenues of under $70M at the year preceding the application date, has changed to 3%.

On January 1, 2025, Amendment No. 9 to the Interest and Linkage Law was instated, in which the term “Linkage differences and interest” no longer exists. Therefore, the new default for an addition to a sum of money is Shekel interest, which relates to both maintaining the value of the money and compensating the creditor (the Shekel interest rate includes the linkage component). According to the Interest and Linkage Law, charges incurred up to December 31, 2024, will accrue interest and linkage differences, as defined prior to the law’s amendment, until December 31, 2024. Charges incurred on this date and afterwards, will accrue Shekel interest until they are fully repaid.

Manufacturing location. The manufacturing location (including assembly) is determined based on the manufacturing declaration located in the grant application submitted for supporting R&D, or the Manufacturing Declaration. The transfer of manufacturing activity outside Israel may be subject to the prior approval of the IIA and may result in an increased royalty payment’s rate and an increased total royalty payment, which will be calculated based on the deviation from the company’s Manufacturing Declaration. Cumulative deviation of under 10% requires notification of the IIA, while 10% or more requires pre-approval.

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

If the manufacturing is performed outside of Israel by us, the rate of royalties payable on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be equal to the ratio obtained by dividing the amount of the grants received from the IIA and our total investment in the project that was funded by these grants. The transfer of no more than 10% of the manufacturing capacity in the aggregate outside of Israel is exempt under the Research Law from obtaining the prior approval of the IIA. A company requesting funds from the IIA also has the option of declaring in its IIA grant application an intention to perform part of its manufacturing outside Israel, thus avoiding the need to obtain additional approval. On January 6, 2011, the Research Law was amended to clarify that the potential increased royalties specified in the table above will apply even in those cases where the IIA approval for transfer of manufacturing outside of Israel is not required, namely when the volume of the transferred manufacturing capacity is less than 10% of total capacity or when the company received an advance approval to manufacture abroad in the framework of its IIA grant application. For applications to manufacture abroad, submitted to the IIA after October 25, 2023, the maximum increased liability is up to 150% of the IIA grants, plus interest accrued thereon, instead of 300%.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2024, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

As of December 31, 2024, we did not enter into any hedging transactions, but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of the dates indicated regarding our foreign currency-denominated monetary assets and liabilities as of December 31, 2024 (U.S. dollars in thousands).

Assets:
NIS	$1,972
EUR	388
Other currencies	44
Total	2,404

Liabilities:
NIS	3,518
EUR	-
Other currencies	46
Total	3,564
Net Liabilities	1,160

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee include Ms. Sharon Levita and Mr. Oded Tamir, who are external directors, and Mr. Vincent Chan, each of whom is “independent” as such term is defined in under Nasdaq Stock Market rules. Ms. Levita serves as the chair of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2024 and 2023.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Global Network for all services, including audit services, for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023

Audit fees (1)	$140	$140
Audit-related fees (2)	$90	$13
Tax fees (3)	-	-
All other fees	-	-
Total	$230	$153

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with comfort letters and consents.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that a quorum of two or more shareholders holding at least two (2) shareholders, in person or by proxy, holding at least 25% of the voting rights. in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Rules, and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules (see “Item 6.C. Directors, Senior Management and Employees - —Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy governing the purchase, sale and other transactions in our securities that applies to our directors, senior management, employees, consultants, contractors and other covered persons, including immediate family members and entities controlled by any of the foregoing persons.

This policy prohibits, among other things, insider trading and certain speculative transactions in our securities (including short sales, buying put and selling call options and other hedging or derivative transactions in our securities) and establishes a regular blackout period schedule during which directors, senior management, employees, and other covered persons may not trade in our securities, as well as certain pre-clearance procedures that our directors and officers, our subsidiaries and/or affiliates must observe prior to effecting any transaction in our securities.

We believe that this policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and listing standards applicable to us. A copy of this policy is filed as Exhibit 11.1 to this Form 20-F.

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

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: Our board of directors’ oversight of cybersecurity risk management is supported by the management committee, which includes our Chief Executive Officer, Chief Financial Officer and Vice President Operations and Services) which regularly interacts with the Company’s outsourced virtual Chief Information Security Officer, or vCiso, other members of management and outside counsel.

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management promptly.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Education and Awareness: The Company provides regular, mandatory cybersecurity threat training to all employees so that they are aware of how to address cybersecurity threats and to communicate the Company’s evolving information security policies, standards, processes, and practices.

●	Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated regularly.

●	SEC Regulation: The Company analyzes quantitative and qualitative factors of any security incident in terms of impact and reasonably likely effects. If our board of directors and management committee, with the assistance of legal counsel, determine that the nature, scope and timing of such incident has materially affected or would be reasonably likely to materially affect the Company’s business strategy, results of operations or financial condition, the Company would deem such incident to be material in accordance with Regulation SCI.

●	Third-Party Risk Management: The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

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

Governance

Our board of directors oversees our risk management process, including the management of risks arising from cybersecurity threats. Our management committee receives regular reports and updates on cybersecurity risks, which address a wide range of topics including recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising concerning our peers and third parties. Our board of directors also receives prompt and timely information regarding any cybersecurity incident that meets established reporting thresholds, as well as updates regarding any such incident until it has been addressed. On an annual basis, the board of directors discusses our approach to cybersecurity risk management with members of our management committee and our audit committee meets with the cybersecurity specialists to discuss cybersecurity policy.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
2.1*	Description of Securities.
3.1	Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.2	IceCure Medical Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.3	IceCure Medical Remuneration Policy (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.4^	Distribution Agreement, dated August 29, 2019, by and between IceCure Medical Ltd. and Terumo Corporation (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.5^	Distribution Agreement, dated December 31, 2020, by and between IceCure Medical Ltd. and Terumo (Thailand) Company Limited (incorporated herein by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.6	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure (Shanghai) MedTech Co., Ltd., Shanghai Medtronic Zhikang Medical Devices Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.7	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure Medical Ltd., IceCure (Shanghai) MedTech Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.8	Equity Distribution Agreement by and between IceCure Medical Ltd., and Maxim Group LLC, dated January 12, 2024 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on January 12, 2024).
4.9	Equity Distribution Agreement by and between IceCure Medical Ltd., and Maxim Group LLC, dated January 13, 2025 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on January 13, 2025).
4.10	IceCure Medical Ltd. 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 4.9 to Form 20-F, filed with the SEC on April 3, 2024).
4.11	IceCure Medical Ltd U.S. Addendum to the 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K (Filed No. 001-40753) filed with the SEC on April 15, 2024).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 3, 2021).
11.1*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm.
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to Form 20-F, filed with the SEC on April 3, 2024).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2024, December 31, 2023 and December 31, 2022; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2024, December 31, 2023 and December 31, 2022; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2024, December 31, 2023 and December 31, 2022; (iv) Consolidated Statements of Cash Flows as of December 31, 2024, December 31, 2023 and December 31, 2022; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ICECURE MEDICAL LTD.

Date: March 27, 2025	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of IceCure Medical Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IceCure Medical Ltd. and subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1.B to the financial statements, the Company’s lack of sufficient revenues and substantial operating losses raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1.B to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

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

March 27, 2025

We have served as the Company’s auditor since 2006.

ICECURE MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

		As of December 31,	As of December 31,
	Note	2024	2023
ASSETS

CURRENT ASSETS
Cash and cash equivalents		7,564	10,533
Short-term deposit		-	529
Trade receivables		221	103
Inventory	3	1,988	2,275
Prepaid expenses and other receivables	4	981	744
Total current assets		10,754	14,184

NON-CURRENT ASSETS

Right of use assets	5	524	679
Property and equipment, net	6	1,252	1,513
Prepaid expenses and other long-term assets		46	34
Total non-current assets		1,822	2,226

TOTAL ASSETS		12,576	16,410

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables		1,232	502
Lease liabilities	5	298	223
Employees and other current liabilities	7	3,984	3,146
Total current liabilities		5,514	3,871

NON-CURRENT LIABILITIES
Long term lease liabilities	5	161	376
Total non-current liabilities		161	376

Commitments and contingencies	8

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value; Authorized 2,500,000,000 shares; Issued and outstanding: 56,568,999 shares and 45,729,684 shares as of December 31, 2024 and December 31, 2023, respectively	9	-	-
Additional paid-in capital		112,280	102,224
Accumulated deficit		(105,379)	(90,061)
Total shareholders’ equity		6,901	12,163

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		12,576	16,410

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2024	2023	2022

Revenues	10	3,291	3,229	3,085
Cost of revenues	11	1,840	1,929	1,640
Gross profit		1,451	1,300	1,445

Research and development expenses	12	7,096	8,273	9,123
Sales and marketing expenses	13	6,296	4,437	3,204
General and administrative expenses	14	3,755	4,166	5,857
Operating loss		15,696	15,576	16,739

Finance expenses (income), net		(378)	(924)	239

Net loss and comprehensive loss		15,318	14,652	16,978

Basic and diluted net loss per share		0.30	0.32	0.46

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		50,876,790	45,638,030	37,016,631

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and warrants data and per share data)

	Ordinary shares		Pre-funded warrants		Additional paid- in	Accumulated	Total shareholders’
	Number	Amount	Number	Amount	capital	deficit	equity

Balance as of December 31, 2021	35,780,335	-	1,034,000	-	85,389	(58,431)	26,958
Issuance of restricted ordinary shares	21,000	-	-	-	6	-	-
Issuance of ordinary shares, net of issuance cost of $931	8,787,880	-	-	-	13,569	-	13,569
Pre-funded warrants exercised	1,034,000	-	(1,034,000)	-	1	-	1
Options exercised	219	-	-	-	1	-	1
Share-based compensation expenses	-	-	-	-	1,865	-	1,871
Loss for the year	-	-	-	-	-	(16,978)	(16,978)
Balance as of December 31, 2022	45,623,434	-	-	-	100,831	(75,409)	25,422
Options exercised	106,250	-	-	-	83	-	83
Share-based compensation expenses	-	-	-	-	1,310	-	1,310
Loss for the year	-	-	-	-	-	(14,652)	(14,652)
Balance as of December 31, 2023	45,729,684	-	-	-	102,224	(90,061)	12,163
Issuance of ordinary shares, net of issuance cost of $487	10,764,315	-	-	-	9,187	-	9,187
Issuance of restricted ordinary shares	75,000	-	-	-	-	-	-
Share-based compensation expenses	-	-	-	-	869	-	869
Loss for the year	-	-		-	-	(15,318)	(15,318)
Balance as of December 31, 2024	56,568,999	-	-	-	112,280	(105,379)	6,901

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022
Cash flows from operating activities:
Net loss	(15,318)	(14,652)	(16,978)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	332	323	248
Share-based compensation	869	1,310	1,865
Exchange rate changes in cash and cash equivalents and deposit	39	(25)	359
Non-cash short-term interest on deposits	-	(29)	-
Changes in assets and liabilities:
Decrease (increase) in trade receivables	(118)	(25)	378
Decrease (increase) in inventory	287	582	(902)
Decrease (increase) in prepaid expenses and other receivables	(237)	496	1,050
Decrease in right of use assets	271	182	245
Increase (decrease) in trade payables	730	(212)	(167)
Decrease in lease liabilities	(256)	(191)	(312)
Increase (decrease) in employees and other current liabilities	838	(309)	540
Decrease in other long-term liabilities	-	-	(618)
Net cash used in operating activities	(12,563)	(12,550)	(14,292)

Cash flows from investing activities:
Investment in short-term deposits	(1,373)	(500)	-
Withdrawal of short-term deposits	1,902	-	-
Withdrawal of (investment in) restricted deposits	(12)	296	-
Purchase of property and equipment	(71)	(480)	(891)
Net cash provided by (used in) investing activities	446	(684)	(891)

Cash flows from financing activities:
Issuance of ordinary shares, net of issuance costs	9,187	-	13,569
Issuance of restricted ordinary shares	-	-	6
Exercise of pre-funded warrants	-	-	1
Exercise of options to ordinary shares	-	83	1
Net cash provided by financing activities	9,187	83	13,577

Increase (decrease) in cash and cash equivalents	(2,930)	(13,151)	(1,606)
Cash and cash equivalents beginning of the year	10,533	23,659	25,621
Effect of foreign exchange rate on cash and cash equivalents	(39)	25	(356)
Cash and cash equivalents end of the year	7,564	10,533	23,659

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	116	193	-

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

B.	Going Concern:

As of December 31, 2024, the Company has accumulated losses of $105,379. In the year ended December 31, 2024, the Company generated losses of $15,318, and negative cash flows from operating activities of $12,563.

To date, management expects the Company to continue to generate substantial operating losses and fund its operations primarily through utilization of its current financial resources, sales of its products, and additional raises of capital.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 1 - GENERAL (Cont.)

B.	Going Concern (Cont.):

Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan to continue as a going concern includes raising funds from existing shareholders and/or new investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully obtain regulatory approvals or complete the development of, and to commercialize, its products. These financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern.

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

Trade receivables are recorded at the invoiced amount, are unsecured, and do not bear interest. Accounts receivable are stated at their net realizable value, net of allowances. The allowance for credit loss is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors, including historical loss data, customer specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Allowance for credit loss for the year ended December 31, 2024 is $3. No allowance for credit loss was recorded for the years ended December 31, 2023 and 2022.

F.	Inventories:

Inventories are stated at the lower of cost, determined by the weighted average method, or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates relating to historical usage rates, product end-of-life dates, technological obsolescence and product introductions.

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

At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses whether the goods or services promised within each contract are distinct and, therefore, represent a separate performance obligation. Goods and services that are determined not to be distinct are combined with other promised goods and services. When a contract has more than one performance obligation, the Company allocates the transaction price (the amount of consideration the Company expects to be entitled to from a customer in exchange for the promised goods or services) to each performance obligation and recognizes the associated revenue when (or as) each performance obligation is satisfied.

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

As of December 31, 2024, and 2023, the Company’s deferred revenue balance is $334 and $187 (out of which $334 and $187 are presented as current), respectively.

For further analysis of the Company’s main revenue contract, see Note 10 below.

K.	Share-based compensation:

The Company applies ASC 718, “Share-Based Payment,” which requires the measurement and recognition of compensation expenses for all share-based payment awards, including stock options, made to employees and directors under the Company’s stock plans based on estimated fair values.

ASC 718-10 requires companies to estimate the fair value of share-based payment awards on the date of grant. The portion of the share value of the award that is ultimately expected to vest is recognized as share-based compensation expenses over the requisite service periods in the Company’s consolidated statements of comprehensive loss.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

K.	Share-based compensation (Cont.):

The expected option term was calculated for options granted to employees and directors in accordance with ASC 718-10-S99, using the “simplified” method, and grants to non-employees were based on the contractual term. Historically, the Company has not paid out dividends and has no foreseeable plans to do so. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term. Changes in the determination of each of the inputs can affect the fair value of the options granted and the results of operations of the Company.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the consolidated financial statements and for tax loss carry forwards and are measured using the enacted tax rates and laws, that will be in effect when the differences are expected to reverse. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2024, the Company had a full valuation allowance against deferred tax assets.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not recorded any liability for uncertain tax positions for the year ended December 31, 2024.

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

The Company’s trade receivables are derived from sales to customers located primarily in the Americas, Asia Pacific, and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition. Under certain circumstances, the Company may require advance payments.

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

Basic net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted-average number of ordinary shares outstanding during each year, plus the dilutive potential of the ordinary shares considered outstanding during the year, in accordance with ASC 260-10, “Earnings Per Share”, using the treasury stock method. All outstanding stock options were excluded from the calculation of the diluted loss per share for the years ended December 31, 2024, 2023 and 2022 because all such securities have an anti-dilutive effect.

S.	Comprehensive loss:

The purpose of reporting comprehensive income (loss) is to report a measure of all changes in equity of an entity that result from recognized transactions and other economic events of the period resulting from transactions from non-owner sources.

T.	Recently issued accounting pronouncements:

As an “emerging growth company,” the Jumpstart Our Business Startups Act (“JOBS Act”) permits the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use this extended transition period under the JOBS Act.

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (“FASB”), or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The ASU expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The ASU also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. The ASU is effective for the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, or Annual Report, and subsequent interim periods, with early adoption permitted. As part of this Annual Report, the Company adopted ASU 2023-07, which was applied retrospectively to all prior periods presented. Refer to Note 16 herein for further details regarding this adoption.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.	Recently issued accounting pronouncements (Cont.):

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for public business entities for fiscal years beginning after December 15, 2024 and for entities other than public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted. Adoption of this ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40), Disaggregation of Income Statement Expenses. This update aims to enhance the transparency of financial reporting by requiring public business entities to provide disaggregated disclosure of certain income statement expense captions into specified categories in disclosures in the footnotes to the financial statements. The ASU is effective for annual fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. Adoption of this ASU should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the impact of adopting this ASU on its consolidated financial statements and disclosures.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - INVENTORY

Composition:

	As of	As of
	December 31,	December 31,
	2024	2023

Raw materials	1,408	1,391
Work in progress	231	316
Finished goods	349	568
	1,988	2,275

NOTE 4 - PREPAID EXPENSES AND OTHER RECEIVABLES

Composition:

	As of	As of
	December 31,	December 31,
	2024	2023

Tax authorities	157	114
Prepaid expenses	657	512
Advanced payables	136	107
Other	31	11
	981	744

NOTE 5 - LEASES

The Company leases approximately 879 square meters in Caesarea, Israel.

To secure the lease payments, the Company provided a bank guarantee of $31.

In addition, the Company leases vehicles under various operating lease agreements.

As of December 31, 2024, and 2023, total ROU assets were approximately $524 and $679 and the lease liabilities for operating leases were approximately $459 and $599, respectively.

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2024	Year ended December 31, 2023	Year ended December 31, 2022

Cash payments for operating leases	296	246	242

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 5 - LEASES (Cont.)

The maturities of operating lease liabilities and the reconciliation of undiscounted cash flows for operating lease liabilities as of December 31, 2024, were as follows:

2025	304
2026	194
2027	31
2028	-
Undiscounted cash flows for operating leases	529
Less: amount representing interest	(70)
Operating lease liabilities	459

The weighted average lease term and weighted average discount rate as of December 31, 2024, was as follows:

Operating leases weighted average remaining lease term (in years)	1.48
Operating leases weighted average discount rate	7.5%

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Composition:

	As of	As of
	December 31,	December 31,
	2024	2023
Cost
Systems and equipment	2,016	1,965
Computers and software	440	426
Office furniture and equipment	135	132
Leasehold improvements	212	209
	2,803	2,732

Less - accumulated depreciation
Systems and equipment	920	664
Computers and software	410	375
Office furniture and equipment	68	58
Leasehold improvements	153	122
	1,551	1,219
Property and Equipment, Net	1,252	1,513

Depreciation and amortization expenses for the years ended December 31, 2024, 2023 and 2022 were $332, $323 and $248, respectively.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 7 - EMPLOYEES AND OTHER CURRENT LIABILITIES

Composition:

	As of	As of
	December 31,	December 31,
	2024	2023

Deferred revenues	334	187
Provision for royalties to IIA	46	47
Payroll and social benefits	2,037	1,362
Vacation and recuperation provision	720	630
Accrued expenses and others	847	920
	3,984	3,146

NOTE 8 - COMMITMENTS AND CONTINGENCIES

A.	Israeli Innovation Authority (the “IIA”):

The Company undertook to pay royalties to the IIA in respect of grants it received from the IIA for the years 2006 through 2014 for participation in research and development costs. According to the terms of the grants, the IIA was entitled to receive royalties at the rate of 3% of the revenue, up to the amount of the grants received, including accumulated interest.

The liability to the IIA shown in Note 7 is calculated based on the Company’s revenue from products developed with grants from the IIA.

As of December 31, 2024, based on 2024 second half revenue, the Company recorded a liability for royalties which amounted to $46.

As of December 31, 2024, the Company has no open application for grants to the IIA.

Total grants received by the Company from the Israeli Innovation Authority (“IIA”), including accumulated interest, amounted to approximately $2,676 ($1,980 net of royalties paid). The grants were previously linked to the exchange rate of the dollar, and bore the London Interbank Offered Rate until December 31, 2023. From January 1, 2024, these IIA grants are linked to the 12-month Secured Overnight Financing Rate or at an alternative rate published by the Bank of Israel plus 0.71513%.

B.	Liens:

The Company pledged a deposit in the amount of NIS 114 (approximately $31) to secure a bank guarantee issued in connection with a lease agreement. In addition, the Company pledged a deposit in the amount of $15 to secure a bank guarantee issued in connection with a credit card issued. The deposits are presented in the consolidated balance sheets as a non-current asset under “Prepaid expenses and other long-term assets”.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 8 - COMMITMENTS AND CONTINGENCIES (Cont.)

C.	Class Action:

On July 5, 2021, the Company was informed that a motion (the “motion”) to certify a claim as a class action was filed against it and the members of the Company’s board of directors (the “Board”), the controlling shareholder and the investors who took part in the private placement that was approved by the general meeting on March 7, 2021 (the “investors”). The motion to certify was filed with the Tel Aviv District court by a shareholder of the Company (the “Plaintiff”).

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

The Plaintiff estimated the amount of his individual claim at a sum of approximately NIS 30,000 thousand (USD 8,226), the amount of the class action, insofar as it will be qualified as such, at a sum of approximately NIS 163,459 thousand (USD 44,820) for the class damages that the Plaintiff claims had their shares diluted unlawfully, and at a sum of approximately NIS 234,349 thousand (USD 64,258), for damage that was supposedly caused to the shareholders due to a sale at less than the allegedly full market price.

At this stage of the claim and after a review of the motion and the responses that were submitted by the parties, the Company believes that the motion is without merit and that the factual description and the data underlying the motion are incorrect and/or imprecise.

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

On June 3, 2022, 1,034,000 pre-funded warrants issued as part of our public offering, that closed on December 8, 2021, were exercised into 1,034,000 ordinary shares at an exercise price of $0.001 per share.

On July 18, 2022, the Company issued 21,000 restricted ordinary shares to a consultant of the Company. The shares were restricted from any offer, sale, contract for sale, encumbrance, grant of any options for the sale of or otherwise disposed of for a period of 12 months from July 1, 2022. With respect to this grant the Company recorded share-based compensation expenses in the amount of $34, included in sales and marketing expenses in the consolidated statements of comprehensive loss.

On December 23, 2022, the Company raised $14,500 (gross) through a public offering of 8,787,880 ordinary shares, at a price to the public of $1.65 per share, gross, in lieu of ordinary shares.

After deducting closing costs underwriting discounts and fees, the Company received proceeds of approximately $13,569.

On January 12, 2024, we entered into an equity distribution agreement (the “Agreement”), with Maxim Group LLC (“Maxim”), as sales agent, pursuant to which we offered and sold ordinary shares having an aggregate offering price of up to $9,700 from time to time through Maxim. Maxim received commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the Agreement. We also provided Maxim with customary indemnification and contribution rights and agreed to reimburse Maxim for certain specified expenses. We sold 10,764,315 ordinary shares under the Agreement, having aggregate gross proceeds of $9,674 and aggregate net proceeds of $9,187.

On August 18, 2024, the Company issued 75,000 restricted ordinary shares to a consultant of the Company. The shares shall be restricted from any offer, sale, contract for sale, encumbrance, grant of any options for the sale of or otherwise disposed of for a period of 12 months from August 18, 2025. For the year ended December 31, 2024, the Company recorded share-based compensation expenses in the amount of $17, included in sales and marketing expenses in the consolidated statements of comprehensive loss.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and RSUs for employees and non-employees:

(1)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2024	2023	2022
Exercise price	$0.74 - $0.88	$1.22 - $1.37	$1.78 - $3.61
Expected volatility	119.5%	119.4% - 132.3%	91.0% - 91.6%
Risk-free interest	4.39% - 4.4%	3.86% - 4.34%	0.92% - 2.43%
Expected life of up to (years)	5.5 - 7	5.06 -7.02	5.56 - 6.25

(2)	The following table summarizes the changes in options granted to employees, officers, members of the Board and non-employees for the years ended December 31, 2024, 2023 and 2022:

	Number of Share Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Balance as of January 1, 2022	1,336,480	$1.64	7.03
Granted	1,806,316	$3.3
Expired	(3,380)	$3.43
Forfeited	(63,262)	$2.04
Exercised	(219)	$1.64
Balance as of December 31, 2022	3,075,935	$2.55	7.8
Granted	1,157,940	$1.29
Expired	(89,194)	$2.48
Forfeited	(319,810)	$2.42
Exercised	(106,250)	$2.87
Balance as of December 31, 2023	3,718,621	$2.07	7.41
Granted	1,087,078	$0.86
Expired	(67,162)	$3.53
Forfeited	(147,825)	$1.89
Exercised	-	-
Balance as of December 31, 2024	4,590,712	$1.76	7.43
Exercisable at the end of year	2,368,762	$1.98	5.68

As of December 31, 2024, there are a total of 244,926 outstanding and exercisable options for which the aggregated positive intrinsic value is $100.

The weighted average fair value of options granted during the year ended December 31, 2024, was $0.64 per share.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and RSUs for employees and non-employees (cont.):

(3)	The following table summarizes the changes in RSUs granted to employees, officers and members of the Board for the years ended December 31, 2024:

Number of Share Options
Balance as of December 31, 2023	-
Granted	862,950
Expired	-
Forfeited	(22,711)
Exercised	-
Balance as of December 31, 2024	840,239

(4)	Options and RSUs granted during 2024, 2023 and 2022:

(a)	On January 12, 2022, the Company granted 1,720,660 options to purchase an aggregate of 1,720,660 ordinary shares to 59 optionees of the Company, as follows: 333,992 options to the Company’s chief executive officer, the chairman of the Board and a member of the Board, 443,674 options to five officers of the Company and 942,994 options to 51 employees of the Company, at an exercise price of $3.61 per share. The options granted to the chief executive officer, chairman of the Board, Board member and the officers will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from January 12, 2022. The options granted to the 51 employees will vest in four equal installments over a period of four years from the date of grant. The options are exercisable for 10 years from the date of grant.

On March 23, 2022, the Company granted 30,434 options to purchase an aggregate of 30,434 ordinary shares to five officers of the Company, as follows: 13,720 options for the Company’s chief executive officer, and 16,714 options for four officers, at an exercise price of $2.73 per share. The options will vest as follows: a quarter after one year and the rest will vest in 12 equal quarterly installments over a period of three years from March 23, 2022. The options are exercisable for 10 years from the date of grant.

(b)	On July 4, 2022, the Company granted to a consultant of the company 55,222 options to purchase an aggregate of 55,222 ordinary shares, at an exercise price of $1.78 per share. The options will vest as follows: eight equal quarterly installments over a period of two years from October 4, 2022. The options are exercisable for 10 years from the date of grant.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and RSUs for employees and non-employees (cont.):

(c)	On February 19, 2023, the Company granted 1,107,940 options to purchase an aggregate of 1,107,940 ordinary shares to 76 option-holders of the Company, as follows: (i) 172,321 options to the Company’s chief executive officer, the chairman of the Board and a member of the Board; (ii) 252,371 options to six officers of the Company; (iii) 641,836 options to 66 employees of the Company; and (iv) 41,412 options to a consultant of the Company, at an exercise price of $1.37 per share. The options granted to the chief executive officer, chairman of the Board, a Board member and the officers will vest as follows: a quarter after one year and the balance will vest in 12 equal quarterly installments over a period of three years from February 19, 2024. The options granted to the 66 employees will vest in four equal installments over a period of four years from the date of grant. The options granted to a consultant of the Company will vest in six equal quarterly installments from January 4, 2023. The options are exercisable for 10 years from the date of grant.

(d)	On August 14, 2023, the Company granted 50,000 options to purchase an aggregate of 50,000 ordinary shares to an officer of the Company at an exercise price of $1.22 per share. The options will vest as follows: a quarter after one year, and the rest will vest in 12 equal quarterly installments over a period of three years from August 14, 2024. The options are exercisable for 10 years from the date of grant.

(e)	On July 2, 2024, the Company granted 1,072,614 options to purchase an aggregate of 1,072,614 ordinary shares to 67 optionees of the Company, as follows: (i) 543,778 options to seven officers of the Company; and (ii) 528,836 options to 60 employees of the Company, at exercise prices of $0.74-$0.88 per share. One quarter of the options granted to the officers will vest after one year and the remain 75% will vest in twelve (12) equal quarterly installments over a period of three years from July 2, 2025. The options granted to the 60 employees will vest in four equal installments over a period of four years from the date of grant.

In addition, the Company granted 862,950 RSUs, as follows: (i) 453,149 RSUs to seven officers of the Company; and (ii) 409,801 RSUs to 60 employees of the Company. The RSUs granted to the officers and employees will vest on the same terms as the options, commencing on the earliest date of: (i) the Company receiving FDA authorization for its ProSense system for breast cancer treatment or (ii) the consummation of an equity investment in the Company of at least $15M following the date of the grant. The total fair value of these RSU grants is $634. As of December 31, 2024, it is not probable that the performance conditions will be achieved. Accordingly, no share-based compensation expenses were recognized with respect to these RSU grants.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and RSUs for employees and non-employees (cont.):

(4)	The total share-based compensation expenses for employees and non-employees the Company recognized for share-based payments is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022
Cost of revenues	84	79	137
Sales and marketing	146	167	208
Research and development	335	513	785
General and administrative	304	551	735
	869	1,310	1,865

As of December 31, 2024, the total unrecognized share-based compensation cost related to non-vested share options grant arrangements under the plan was $884. This cost is expected to be recognized over the remaining vesting period of 3.5 years until the end of June 30, 2028.

As of December 31, 2024, the total unrecognized share-based compensation cost related to RSUs grant arrangements under the plan was $634. This cost is expected to be recognized over the vesting period when achievement of the performance conditions will be probable.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES

The Company’s revenues are derived primarily from the sale of systems and disposables. Revenues from warranty and services are not material and therefore are included in revenue from systems in the following table.

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Systems	1,363	1,452	1,002
Disposables	1,828	1,503	1,336
Exclusive distribution agreement and other services	100	274	747
	3,291	3,229	3,085

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

Exclusive distribution agreement in China

On June 12 2022, the Chinese Subsidiary signed an exclusive sales and distribution agreement (the “Distribution Agreement”) for systems and disposables with Shanghai Medtronic Zhikang Medical Devices Co. Ltd. (“Shanghai Medtronic Zhikang”) and Beijing Turing for an initial term of 36 months, with a minimum purchase target of $3.5 million within this term. Pursuant to the Distribution Agreement, the Chinese Subsidiary will sell the Company’s products to Beijing Turing, which will import the Company’s products from Israel to mainland China and resell them to Shanghai Medtronic Zhikang. Shanghai Medtronic Zhikang will be responsible for, among other matters: (i) marketing and promoting the products within mainland China; and (ii) holding professional medical education events for the Company’s products in mainland China. Beijing Turing will be responsible for warehousing, logistics, warranty services, training, and other support and after sale services.

Under the terms of the Distribution Agreement, if Shanghai Medtronic Zhikang meets the accumulated three-year minimum purchase target, it will then have the right to extend the term of the Distribution Agreement for three consecutive years subject to an agreement on a new minimum purchase target. The Distribution Agreement may be terminated in certain circumstances, including in the event of default, material breach or insolvency. To date, Shanghai Medtronic Zhikang is unlikely to fulfil its minimum purchase target of $3.5 million by April 30, 2025 and it will no longer possess the right to extend the term of the Distribution Agreement for three consecutive years. We are evaluating the distribution agreement and commercial relationship with Shanghai Medtronic Zhikang. We currently sell our products in China through Beijing Turing.

Furthermore, under the Distribution Agreement’s terms, the Chinese Subsidiary will be responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the Company’s products, issued by mainland China’s National Medical Products Association, its local branches or any other government authorities. The Chinese Subsidiary has already obtained regulatory approvals for the IceSense3 systems and disposable CryoProbes for commercial procedures and filed for a regulatory approval for its ProSense system.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES (Cont.)

Exclusive distribution agreement in Japan

On August 30, 2019, the Company entered into an exclusive distribution agreement (the “Terumo Agreement”) with Terumo Corporation (“Terumo”), in which Terumo will be appointed as an exclusive distributor of the Company’s products in Japan.

The Terumo Agreement is for a period of five years from the date of the receipt of regulatory approvals for the sale of the Company’s products in Japan, which will be extended automatically for an additional period of five years each, unless either party notifies the other party of its intention to terminate the agreement at least one year prior to the end of the period of the Terumo Agreement (either the initial five year period or any of the renewal periods). The Terumo Agreement can be canceled in certain circumstances. Pursuant to the Terumo Agreement, Terumo will be responsible and will bear the costs of performing the activities that are required, including clinical research, insofar as they may be required, for the purpose of receiving the regulatory approvals in Japan.

As of December 31, 2024, the Company believes that Terumo will submit a request for regulatory approval in the second half of 2025.

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

As of December 31, 2024, the total amount of revenue recognized from this agreement is $4,000.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 11 - COST OF REVENUES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Payroll and related benefits (including share-based compensation)	585	551	896
Raw materials subcontractors and auxiliary materials	832	905	298
Shipping	44	42	48
Royalties to the IIA	99	96	93
Depreciation	186	161	111
Others	94	174	194
	1,840	1,929	1,640

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Payroll and related benefits (including share-based compensation)	5,436	5,395	5,969
Materials, subcontracted work and consulting	734	1,593	1,742
Clinical trials	181	436	495
Others	745	849	917
	7,096	8,273	9,123

NOTE 13 - SALES AND MARKETING EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Payroll and related benefits (including share-based compensation)	2,639	2,239	1,599
Consulting and professional services	2,518	987	566
Travel	426	354	274
Advertising and promotion expenses	32	92	74
Sales commissions	96	49	13
Conferences	286	323	301
Others	299	393	377
	6,296	4,437	3,204

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022

Payroll and related benefits (including share-based compensation)	1,624	1,886	2,262
Professional services	1,955	1,996	3,369
Others	176	284	226
	3,755	4,166	5,857

NOTE 15 - TAXES ON INCOME

A.	General:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation:

The Company is subject to Israeli corporate tax rate of 23% for the years ended December 31, 2024, 2023 and 2022.

The U.S. subsidiary is subject to U.S. federal tax rate of 21% for the years ended December 31, 2024, 2023 and 2022.

The Chinese subsidiary is subject to a progressive tax rate in China of 2.5% up to taxable income of one million RMB, 5% on taxable income between one million RMB to three million RMB and 25% on taxable income higher than three million RMB, for the year ended December 31, 2024, 2023 and 2022.

C.	Net loss carryforward:

As of December 31, 2024, the Company has an accumulated tax loss carryforward of approximately $93,625 in Israel, which may be carried forward and offset against taxable income in the future for an indefinite period.

D.	Tax assessments

The Company received final tax assessments in Israel through the year ended December 31, 2019.

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

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,	As of December 31,
	2024	2023

Net loss carryforward	21,534	18,608
Other reserves and allowance	165	145
Total deferred tax assets	21,699	18,753
Valuation allowance	(21,699)	(18,753)
Net deferred tax asset	-	-

As of December 31, 2024, the Company has provided valuation allowances of $21,699 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

F.	Effective tax expense (benefit):

The components of loss before tax and a reconciliation of the Company’s tax expense to the Company’s theoretical statutory tax benefit are as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022
Loss before taxes:
Local	15,187	14,652	16,952
Foreign[1]	131	*	26
Net loss, as reported in the consolidated statements of comprehensive loss	15,318	14,652	16,978
Israeli statutory income tax rate	23%	23%	23%
Theoretical tax benefit	3,523	3,370	3,905
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(3,523)	(3,370)	(3,905)
Income tax expense	-	-	-

*	Lower	than $1K

[1]	Foreign is amount related to the US & China Subsidiaries.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 16 - SEGMENT REPORTING, GEOGRAPHIC AND SIGNIFICANT CUSTOMER INFORMATION

The Company has identified one reportable and operating segment that designs, develops, manufactures and markets cryoablation medical devices. The CODM assesses the performance of the Company and decides how to allocate resources based upon consolidated net comprehensive loss that is also reported within the consolidated statements of comprehensive loss. The measure of segment assets that is reviewed by the CODM is reported within the consolidated balance sheet as consolidated total assets. Significant expense categories provided to the CODM are those presented in the consolidated statements of comprehensive loss and in Notes 11-14.

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022
United States	870	751	604
Japan	481	480	1,130
India	413	109	47
China	41	440	104
Israel	30	30	30
Other[2]	1,456	1,419	1,170
	3,291	3,229	3,085

The following table sets forth reporting property and equipment information by geographic region:

	As of December 31,	As of December 31,
	2024	2023
Israel	933	1,084
United States	319	429
	1,252	1,513

The following table is a summary of customer concentrations as a percentage of revenue:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2024	2023	2022
Customer A	*	*	25%
Customer B	*	14%	*
Customer C	13%	*	*

*	Lower	than 10%

[2]	No country included in Others represents more than 10% of consolidated revenues.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 17 - SUBSEQUENT EVENTS

The following are the significant events that took place subsequent to December 31, 2024:

On January 13, 2025, we entered into a second equity distribution agreement with Maxim as sales agent, pursuant to which we may offer and sell ordinary shares having an aggregate offering price of up to $13,960 from time to time through Maxim. The ordinary shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the Securities Exchange Commission dated January 13, 2024. We will pay Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim with customary indemnification and contribution rights. We also agreed to reimburse Maxim for certain specified expenses. As of March 24, 2025, we have sold 2,047,277 ordinary shares pursuant to the equity distribution agreement, having aggregate gross proceeds of $2,755 and aggregate net proceeds of $2,571.