Form 20-F
period 2025-12-31
IceCure Medical Ltd.
filed 2026-03-17
CIK 1584371

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANTTO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

73,122,293 ordinary shares as of December 31, 2025.

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

Yes ☐    No ☒

i

IceCure Medical Ltd.

INTRODUCTION

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on liquid nitrogen, or LN2, for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention for tumors, including those found in the breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system and its associated disposable CryoProbes. The ProSense system has received marketing authorization from the United States Food and Drug Administration, or the FDA, for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment.

Alongside our continued efforts at improving our core technology, including our flagship product, the ProSense system, we are also focused on new product developments. This includes our next-generation single probe system, or XSense system with CryoProbes, for which we have received 510(k) regulatory clearance from the FDA. We believe that the XSense system with CryoProbes can serve as a platform that will allow us to develop other unique CryoProbes and catheters and expand our clinical applications and is also more efficient, intuitive and user friendly compared to our existing ProSense system. Our pipeline also includes our next-generation multi-probe system, or MSense and other products which may potentially be developed for the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

We believe that obtaining regulatory approval for our existing and next-generation products for specific indications will help us grow our business. As of December 31, 2025, we have received a broad range of regulatory approvals for our systems to treat tumors in the lungs, kidneys, bones and other indications. In the United States our products are cleared as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, and MSense cryoablation systems, the latter of which has not been commercialized. Although our “IceCure Family” systems have regulatory clearance from the FDA for commercialization in the United States, only our ProSense system has received FDA marketing authorization for the treatment of early-stage, biologically low-risk breast cancer in a defined patient population. Our other systems have not yet received FDA clearance or authorization for the treatment of malignant breast tumors, which would require separate regulatory approval or authorization from the FDA. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States. On October 18, 2022, we submitted a request for De Novo classification for our ProSense system; on October 3, 2025, the FDA granted marketing authorization for ProSense for patients with low risk breast cancer when combined with adjuvant endocrine therapy for women aged 70 and over. Because of this De Novo authorization, we are subject to special controls imposed by the FDA in relation to the production processes and post-market monitoring. While future modifications or expanded indications for ProSense may require additional regulatory submissions, including 510(k), De Novo or pre-market approval, or PMA, applications, in such cases we would expect the timeline for marketing approvals to take longer and associated costs to be higher relative to 510(k) or De Novo approval.

IceCure’s cryoablation system currently has regulatory approval for various indications in 27 countries, including in several European countries, the U.S., India, Brazil and China.

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

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our available cash and our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to enroll the required number of patients within the timelines required by the FDA for our post-market surveillance study for ProSense in the treatment of low-risk breast cancer in women aged 70 and above;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to internally develop new inventions and maintain and protect our European, U.S. and other patents, and other intellectual property;

●	our ability to obtain and maintain regulatory approvals for our products and their associated indications for use;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our ability to comply with Nasdaq’s continued listing requirements, and timing and effect thereof;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to regional security conditions, geopolitical tensions and the potential escalation or renewal of hostilities in Israel and the broader Middle East; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, as well as in this annual report on Form 20-F generally.

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

Unless derived from our financial statements or otherwise noted, amounts presented in this annual report are translated at the rate of NIS 3.19 = $1.00, the exchange rate between the NIS and the U.S. dollar reported by the Bank of Israel as of December 31, 2025.

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

v

Summary Risk Factors

Our business is subject to numerous risks, as more fully described in “Item 3.D. Risk Factors” immediately following this summary. You should read these risks in full before you invest in our securities. The following is a summary of such risks.

Risks Related to Our Financial Condition and Capital Requirements

●	we have a limited operating history and we have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future;

●	we have generated minimal revenues from product sales and may never be profitable, even after receiving, and if we receive, additional regulatory approvals to commercialize our products in additional geographical territories and indications; and

●	we expect that we will need to raise substantial additional funding, which may not be available on acceptable terms, or at all. Failure to obtain funding on acceptable terms and on a timely basis may require us to curtail, delay or discontinue our commercialization and product development efforts, expansion to new markets, or other activities.

●	our management team concluded, and the report of our independent registered public accounting firm contains an explanatory paragraph that indicates that there are conditions that raise substantial doubts about the Company’s ability to continue as a going concern.

Risks Related to Our Business and Industry

●	we are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense, XSense and our future MSense systems;

●	certain components used in the manufacture of our ProSense system are no longer commercially available, are nearing their end-of-life, or are available only from a limited number of suppliers, which could adversely affect our ability to manufacture and sell our products.

●	if we fail to maintain an existing strategic relationships or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease;

●	we are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased costs and quality or compliance issues, any of which could harm our business;

●	we manage our business through a small number of employees and key consultants. We may need to expand our organization and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations;

●	if we engage in future acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks;

●	we face intense competition in the market, and as a result we may be unable to effectively compete in our industry;

●	our commercial success is very much dependent on third-party payors to provide adequate insurance coverage and reimbursement for the use of our systems, or any future products that we may commercialize;

●	our management team has limited experience managing a U.S. reporting company; and

●	our business and operations might be adversely affected by security breaches, including any cybersecurity incidents.

Risks Related to Product Development and Regulatory Approval

●	our, or our partners’ clinical trials may encounter delays, suspensions or other problems;

●	the results of pre-clinical studies, early-stage clinical trials, data obtained from real-world use, and published third-party studies may not be indicative of results in future clinical trials and we cannot assure you that any clinical trials will yield the results we anticipate, be successful or lead to results sufficient for the necessary regulatory approvals;

●	we may not receive, or may be delayed in receiving, the necessary clearances or approvals for our current products or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business;

●	preliminary data that we or others announce or publish from time to time with respect to our products may change as more data become available and are subject to audit and verification procedures that could result in material changes in the final data;

●	the misuse or off-label use of our products may harm our reputation in the marketplace, result in injuries that may lead to product liability suits or result in costly investigations, fines or sanctions by regulatory bodies if we are deemed to have engaged in the promotion of these uses, any of which could be costly;

●	our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to immediately report to all relevant regulatory authorities, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us;

●	if we do not obtain and maintain international regulatory registrations, clearances or approvals for our products, we will be unable to market and sell our products; and

●	disruptions at the FDA and other government agencies could hinder their ability to hire, retain or deploy key leadership and other personnel, or otherwise prevent new or modified products from being cleared or approved or commercialized in a timely manner or at all, which could negatively impact our business.

Risks Related to Our Intellectual Property

●	if we are unable to obtain and maintain effective patent rights for our products and services, we may not be able to compete effectively in our markets. If we are unable to protect the confidentiality of our trade secrets or know-how, such proprietary information may be used by others to compete against us; and

●	third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Risks Related to the Ownership of our Securities

●	our principal shareholders, officers and directors currently beneficially own approximately 48.0% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval; and

●	we may be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes in the current taxable year or may become one in any subsequent taxable year. There generally would be negative tax consequences for U.S. taxpayers that are holders of the Ordinary Shares if we are or were to become a PFIC.

Risks Related to Israeli Law and Our Operations in Israel

●	current and potential political, economic and military instability in Israel, where our headquarters, most members of management and our board of directors, research and development activities, production facilities and employees are located, may adversely affect our results of operations;

●	the termination or reduction of tax and other incentives that the Israeli government provides to Israeli companies may increase our costs and taxes;

●	we may be required to pay monetary remuneration to our Israeli employees for their inventions, even if the rights to such inventions have been duly assigned to us. We may also not be able to enforce covenants not-to-compete under current Israeli law that might result in added competition for our products;

●	we received Israeli government grants for certain of our research and development activities, the terms of which may require us to pay royalties and to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. If we fail to satisfy these conditions, we may be required to pay penalties and refund grants previously received;

●	provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders; and

●	your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

Risks Related to Enforceability of Civil Liabilities

●	investors may have difficulty enforcing judgements against us, our directors and management due to certain jurisdictional constraints and challenges.

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

Since our inception, we have accumulated losses of $120,436 thousand as of December 31, 2025. In the year ended December 31, 2025, we generated losses of $15,057 thousand and negative cash flows from operating activities of $14,574 thousand. We expect that we will continue to generate substantial operating losses and fund our operations primarily through the utilization of current financial resources, sales of our products, and additional equity or debt financing. These conditions raise substantial doubts about our ability to continue as a going concern. Our plan involves raising funds from existing shareholders and potential investors or lenders. There is no assurance, however, that such funding would be available to us, that it could be obtained on favorable terms, or that we will be provided with sufficient funds to continue to develop and commercialize our products.

We have a limited operating history and we have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a medical device company with a limited operating history. To date, we have focused on developing our first commercial product for tumor cryoablation, the ProSense system and our new XSense system, collecting clinical data, obtaining regulatory approvals in different geographical territories and indications and initiated our commercialization effort. We have funded our operations to date primarily through raising capital on Nasdaq, private offerings, minimal sales of our ProSense system and its components, including affiliated needles, or CryoProbes, guiding needles, or Introducers and other products, which we collectively refer to as disposables, loans, convertible loans and royalty-bearing grants that we received from the Israeli Innovation Authority, or the IIA, formerly known as the Office of the Chief Scientist of the Ministry of Economy and Industry.

We have only a limited operating history upon which you can evaluate our business and prospects. In addition, we have limited experience and have not yet demonstrated an ability to successfully overcome many of the risks and uncertainties frequently encountered by companies in new and rapidly evolving fields, particularly in the medical device industry. To date, we have generated minimal revenues from the sale of our ProSense system and its disposables (see “Item 5. Operating and Financial Review and Prospects” for additional information). We have incurred losses in each year since our inception, including operating losses of $15,094 thousand and $15,696 thousand for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, we had an accumulated deficit of $120,436 thousand. Substantially all of our operating losses resulted from costs incurred in connection with our development of our technology, business development and commercialization and from general and administrative costs associated with our operations.

Until we generate significant revenues, if ever, we expect to satisfy our future cash needs through debt or equity financing. We cannot be certain that additional funding will be available to us on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans for, or commercialization efforts with respect to our products.

Our research and development expenses may increase in connection with our planned expanded research and development efforts, including those conducted in connection with the continued development and improvement of our existing and next-generation technologies, the development of new types of CryoProbes, our post-market surveillance study for ProSense in the treatment of low-risk breast cancer in women aged 70 and above, other product development and clinical activities.

In addition, as we seek to expand the commercial adoption of our ProSense system and pursue additional regulatory authorizations where applicable, including potential expansion of the FDA authorization for breast cancer treatment to broader patient populations, and additional regulatory approvals where required for our XSense and future products, we will likely incur significant outsourced manufacturing expenses, increased sales and marketing costs, research and development costs, including those related to our post-market surveillance study, as well as costs related to obtaining medical coverage and reimbursement for our procedures, particularly in the United States. Although our XSense system has received general 510(k) clearance, we may seek additional regulatory authorizations for specific indications, including breast cancer, and we expect that we will continue to incur significant research and development expenses as we seek to improve our technology and effectively compete with our competitors and as we seek additional approvals for their use in different indications and marketing and commercialization costs.

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

The regulatory marketing approvals that we currently have may be insufficient to generate significant revenue. Therefore, we expect to continue to incur significant losses until we are able to meaningfully commercialize our ProSense system, XSense or future systems, which we may not be successful in achieving. We anticipate that our expenses will increase substantially if and as we:

●	continue the research and development of our technology;

●	respond to technological advances or competitive developments in our field;

●	seek additional regulatory authorizations where required for our medical devices, including potential FDA authorization for specific indications such as breast cancer for our XSense system;

●	subject to the receipt of the applicable regulatory approvals (to the extent not already obtained), establish and expand a sales, marketing, and distribution infrastructure to commercialize our FDA-authorized ProSense system and other systems and their disposables;

●	fulfill our post-market surveillance obligations to the FDA, including enrolling the required number of patients at the required rate in connection with the FDA's marketing authorization for ProSense in the treatment of low-risk breast cancer in women aged 70 and above;

●	seek to identify, assess, acquire, license, and/or develop other medical device companies or technologies and subsequent generations of our current medical devices;

●	seek to maintain, protect, and expand our intellectual property portfolio;

●	seek to attract and retain skilled personnel;

●	create additional infrastructure to support our operations as a public company and our product development and planned future commercialization efforts; and

●	experience any delays or encounter issues with respect to any of the above, including, but not limited to, failed studies, complex results, safety issues or other regulatory challenges that require longer follow-up of existing studies or additional supportive studies in order to pursue marketing approval.

The amount of any future operating losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through sales, equity or debt financings, strategic collaborations or grants. Even if we obtain and maintain applicable regulatory approvals to market our ProSense system or any future products, including the XSense systems, to the extent not already obtained, our future revenues will depend on the market size (geographic and indication-specific) in which any such product receives approval or clearance and our ability to achieve sufficient market acceptance, competition, pricing, and reimbursement from third-party payors for our ProSense, XSense and other systems or any future product candidates. Further, the operating losses that we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Other unanticipated costs may also arise.

We have generated minimal revenues from product sales and may never be profitable, even after receiving, and if we receive, additional regulatory approvals to commercialize our products in additional geographical territories and indications.

Our system and its disposables are approved for marketing in a limited number of jurisdictions and for use in treatment of certain indications. While we have received marketing authorization for ProSense for the treatment of low-risk breast cancer in women aged 70 and above and hold other regulatory approvals across various jurisdictions, in order to generate significant revenue, we may need to expand our existing approvals to cover broader patient populations or additional indications, and obtain additional regulatory approvals in additional jurisdictions where we currently have no regulatory approvals to market our products. Even if our future XSense and MSense systems or any future products are approved for marketing and sale, we anticipate incurring significant incremental costs associated with commercializing such products.

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

In addition to our dependency on receiving adequate regulatory approvals, medical guidelines and medical reimbursement to market our products to our target market (geographic and indication-specific), our ability to generate significant revenues and achieve profitability also depends on our success in many areas, including but not limited to:

●	complete research and development of our future MSense system and any future products in a timely and successful manner;

●	obtain market acceptance, if and when approved, as applicable, of our ProSense, XSense and future MSense systems and any future products from the medical community, patients and third-party payors;

●	enter into agreements with commercial partners;

●	obtain sufficient clinical evidence from our trials and commercial procedures, and publish such data;

●	maintain and enhance a commercially viable, sustainable, scalable, reproducible and transferable manufacturing process for our ProSense, XSense and future MSense systems, and their associated disposable CryoProbes, and any future product candidates that is compliant with current good manufacturing practices, or cGMPs, or any other applicable regulations or standards;

●	establish and maintain supply and, if applicable, manufacturing relationships with third parties that can provide, in both amount and quality, adequate products to support development and the market demand for our ProSense, XSense and future MSense systems and any future products, if and when approved for marketing by regulators;

●	maintain sufficient average selling price for our products and the revenues margin that we generate;

●	launch and commercialize any products for which we obtain regulatory and marketing approval, either directly by establishing a sales force, marketing and distribution infrastructure, and/or with collaborators or distributors;

●	accurately identifying demand for our ProSense, XSense and future MSense systems or any future products;

●	ensure our products are approved for reimbursement from governmental agencies, health care providers and insurers in jurisdictions where they have been approved for marketing;

●	address any competing technological and market developments that impact our technology or its prospective usage by medical professionals;

●	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter and perform our obligations under such collaborations;

●	attract, hire and retain qualified personnel; and

●	locate and lease or acquire suitable facilities to support our clinical development, manufacturing facilities and commercial expansion.

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

As of December 31, 2025, our cash and cash equivalents and deposits were approximately $8.9 million, and we had working capital of $7,781 thousand and an accumulated deficit of $120,436 thousand. Our current cash and cash equivalents position is not sufficient to fund our planned operations for at least the next 12 months beyond the filing date of this Annual Report. We expect that we will require substantial additional capital to commercialize our ProSense system and to develop and commercialize our XSense and future MSense systems. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including but not limited to:

●	the cost, timing and outcomes of regulatory review of ProSense system and any future products;

●	the costs of maintaining our own commercial-scale GMP manufacturing facility, including costs related to obtaining and maintaining regulatory compliance, and/or engaging third-party manufacturers therefor;

●	the scope, progress, results and costs of product development, testing, manufacturing, preclinical development and, our post marketing study for our authorized breast cancer indication and , if applicable, for any other clinical trials for products that we may develop or otherwise obtain in the future;

●	our post-market surveillance obligations to the FDA, including the cost and timing of our post-market surveillance study for ProSense in the treatment of low-risk breast cancer in women aged 70 and above;

●	the cost of our future activities, including establishing sales, marketing and distribution capabilities for any products in any particular geography where we receive marketing approval for such products;

●	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

●	the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims; and

●	the level of revenues received from commercial sales of any product candidates for which we receive marketing approval.

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

Risks Related to Our Business and Industry

We are highly dependent on the successful development, obtaining regulatory clearances and marketing and sale of our ProSense, XSense and MSense systems.

Our ProSense system, our second-generation cryoablation system, is the basis of our business. As critical components in our ProSense system are no longer being manufactured and approach their end-of-life, we are increasingly dependent on the successful transition to our next-generation XSense system, including scaling XSense manufacturing from small-batch production to commercial quantities sufficient to replace ProSense as our primary commercial system. As a result, the success of our business plan is highly dependent on our ability to manufacture our ProSense and XSense systems at a large scale, and commercialize our ProSense system and XSense systems for the treatment of breast cancer, and other intended uses in the field of interventional oncology (including kidney cancer, lung cancer, liver cancer and bone cancer) and our failure to do so could cause our business to fail. Successful production and commercialization of medical devices is a complex and uncertain process, dependent on the efforts of management, manufacturers, local operators, integrators, medical professionals, third-party payors, as well as general economic conditions, among other factors. Any factor that adversely impacts the production and commercialization of our ProSense system and XSense systems, will have a negative impact on our business, financial condition, results of operations and prospects. We have limited experience in commercializing our ProSense system and have not yet commercialized our XSense system at scale, and we may face several challenges with respect to our commercialization efforts, including, among others, that:

●	we may not have adequate financial or other resources to complete the development of our future MSense system or any future products;

●	we may not be able to manufacture our ProSense and XSense systems and their associated disposable CryoProbes in commercial quantities, at an adequate quality or at an acceptable cost;

●	we may not be able to establish adequate sales, marketing and distribution channels for our products;

●	healthcare professionals, medical providers and patients may not accept our products;

●	we may not be aware of possible complications from the continued use of our ProSense and XSense systems since we have limited clinical experience with respect to the actual use of our ProSense and XSense systems;

●	technological breakthroughs solutions in the ablation of tissues may reduce the demand for our ProSense system;

●	third-party payors may not agree to reimburse sufficiently, or at all patients or healthcare providers for any or all of the procedures conducted with our ProSense or XSense systems, which may adversely affect medical providers, and patients’ willingness to use our ProSense and XSense systems;

●	we may face third-party claims of intellectual property infringement;

●	we may fail to obtain or maintain regulatory clearance or approvals in our target markets (geographic and indication-specific) or may face adverse regulatory or legal actions even if regulatory approval is obtained;

●	prices may adversely affect patients’ willingness to use our ProSense and XSense systems; and

●	guidelines published by the medical community may not recommend the use of our ProSense, XSense and MSense systems or any future products for certain indications, which may adversely affect healthcare users willingness to use our ProSense, XSense and MSense systems or any future products.

If we are unable to meet any one or more of these challenges successfully, our ability to effectively commercialize our products could be limited, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Although we have received FDA De Novo authorization for the use of ProSense in a defined breast cancer indication, commercialization success is not assured.

Adoption of ProSense for the treatment of early-stage, biologically low-risk breast cancer will depend on multiple factors, including physician acceptance, patient demand, reimbursement coverage, clinical training, competitive alternatives and the availability of long-term clinical data. Even with regulatory authorization, market penetration may be slower than anticipated. If we fail to achieve meaningful commercial adoption, our revenues, financial condition and results of operations could be materially adversely affected.

In addition, while our XSense system has received FDA 510(k) clearance, it has not yet received FDA marketing authorization for the treatment of breast cancer. There can be no assurance that we will be able to obtain such authorization for XSense in a timely manner or at all. As we transition from ProSense to XSense as our primary commercial system, our inability to obtain FDA authorization for XSense in the breast cancer indication could significantly limit our addressable market in the United States, reduce the commercial impact of our ProSense breast cancer authorization, and have a material adverse effect on our business, financial condition and results of operations.

Certain components used in the manufacture of our ProSense system are no longer commercially available, are nearing end-of-life, or are available only from a limited number of suppliers, which could adversely affect our ability to manufacture and sell our products.

With respect to the manufacture of our products, we and our third-party manufacturers source components and raw materials for the manufacture of the ProSense system and its associated disposable CryoProbes. Certain of these components are no longer commercially available, are nearing end-of-life, or are available only from a limited number of suppliers. We and our third-party manufacturers do not have guaranteed supply contracts with all of the raw material or component suppliers for our products, which magnifies the risk of shortage and obsolescence and decreases our manufacturers' ability to negotiate pricing with their suppliers. Any shortage or obsolescence of raw materials, components or accessories, or our inability to control costs associated therewith, could increase our costs to manufacture our products. Further, if any supplier to our third-party manufacturers is unwilling or unable to provide high quality raw materials or components in required quantities and at acceptable prices, our manufacturers may be unable to find alternative sources, or may fail to find alternative suppliers at commercially acceptable prices, on satisfactory terms, in a timely manner, or at all. In certain cases, substituting a component may require additional testing or new or supplemental regulatory clearances before we can continue selling the affected product, and there can be no assurance that we will be able to obtain such clearances in a timely manner or at all. If any of these events were to occur, our product quality, competitive position, reputation and business could suffer, we could experience cancellations of customer orders, refusal by customers to accept deliveries, or a reduction in our prices and margins, any of which could have a material adverse effect on our financial performance and results of operations.

If we fail to maintain an existing strategic relationship or are unable to identify additional distributors of our products or any future products and technologies, our revenues may decrease.

We expect to derive a significant amount of our revenues through our strategic relationship and distribution agreements with Terumo Corporation and its affiliates. If our relationship with Terumo Corporation is terminated or impaired for any reason and we are unable to replace this relationship with other means of distribution, it may adversely affect our future sales prospects in Japan.

We may need, or decide it is otherwise advantageous to us, to obtain the assistance of additional distributors to market and distribute our future products and technologies, as well as to market and distribute our existing ProSense, XSense and MSense systems, to existing or new markets or geographical areas. We may not be able to find additional distributors who will agree to and are able to successfully market and distribute our systems and technologies on commercially reasonable terms, if at all. If we are unable to establish additional distribution relationships on favorable terms, our revenues may decline. In addition, our distributors may choose to favor the products of our competitors over ours and give preference to them.

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

Our business will be dependent upon success in our customer acquisition strategy. If we fail to maintain a high quality of device technology, we may fail to retain or add new customers. If we fail, our revenue, financial results and business may be significantly harmed. Our future success depends upon expanding our commercial operations in North America, South America, Europe and Asia, as well as entering additional markets (geography and indication-specific) to commercialize our XSense and future MSense systems and any other future products. We believe that our expanded growth will depend on the further development, regulatory approval(s) and commercialization of our ProSense, XSense and MSense systems. If we fail to commercialize our products in a timely manner and across a range of indications, including breast cancer, we may not be able to expand our markets or to grow our revenue, and our business and financial condition may be adversely impacted. If medical practitioners do not perceive our products to be useful and reliable, we may not be able to attract or retain new customers. A decrease in sales growth could cause us to enter into sales or distribution agreements on terms less favorable to us or cause us to license our technology on unfavorable and unexpected terms, which may have a material and adverse impact on our revenue, business, reputation, financial condition and results of operations.

We are dependent upon third-party manufacturers and suppliers making us vulnerable to supply shortages and problems, increased component and shipping costs and quality or compliance issues, any of which could harm our business.

We rely on third parties to manufacture and supply us with proprietary custom components. We rely on a limited number of suppliers who provide us with materials and components as well as manufacture and assemble certain components of our products. Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on these third-party suppliers also subjects us to other risks that could harm our business, including:

●	we are not currently a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

●	third parties may threaten or enforce their intellectual property rights against our suppliers, which may cause disruptions or delays in shipment, or may force our suppliers to cease conducting business with us;

●	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

●	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our products or cause delays in shipment;

●	we may have difficulty locating and qualifying alternative suppliers;

●	the costs of shipping components have increased and we may not be able to pass along such increased costs to our customers;

●	we may face difficulties in performing “last time buy” procurement for “end of life” components for our systems, especially the ProSense system;

●	switching components or suppliers may require product redesign, validation or verification processes and possibly submission to the FDA or other similar foreign regulatory agencies, which could significantly impede or delay our commercial activities;

●	one or more of our suppliers may be unwilling or unable to supply components of our products;

●	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner; and

●	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements.

In addition, the product development process of cryoablation systems based on the liquid nitrogen coolant material is complex and requires unique specialists and technology for design and manufacture systems core modules and elements. We, or our partners, may experience delays in designing solutions and verifications activities due to liquid nitrogen physical properties, which influences the complexity in handling, storage, and flowing of liquid nitrogen.

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

The success of certain services and products that we provide is dependent upon third-party service providers. Such service providers include manufacturers of proprietary custom components and consultancy for our ProSense, XSense and MSense systems. As we expand our commercial activities, an increased burden will be placed upon the quality of such third-party providers. If third-party providers fail to maintain a high quality of service, our products, business, reputation and operating results could be adversely affected. In addition, poor quality of service by third-party service providers could result in liability claims and litigation against us for damage or injuries.

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

Significant changes or developments in U.S. laws or policies, including changes in U.S. trade policies and tariffs and the reaction of other countries thereto, may have a material adverse effect on our business and financial statements.

Significant changes or developments in U.S. laws and policies, such as laws and policies surrounding international trade, foreign affairs, manufacturing and development and investment in the territories and countries where we or our customers operate, can materially adversely affect our business and financial statements. For example, President Donald Trump has signed executive orders imposing tariffs on certain imports from Mexico, Canada and China, although some have been delayed, and certain other tariffs imposed have been ruled unconstitutional by the United States Supreme Court. In early 2026, the U.S. publicly threatened to impose additional tariffs on imports from certain EU countries, including proposals for tariffs beginning at approximately 10% and potentially increasing to 25%, if related negotiations were unsuccessful, increasing the risk of retaliatory measures by the EU and broader disruption to global trade and supply chains.

The extent and duration of the tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Further, actions we take to adapt to new tariffs or trade restrictions may cause us to modify our operations or forgo business opportunities.

Non-U.S. governments often impose strict price controls, which may adversely affect our future profitability.

We may be subject to rules and regulations in the United States and non-U.S. jurisdictions relating to our ProSense, XSense and MSense systems or any future products. In some countries, including countries of the European Union, or the EU, Japan, or China each of which has developed its own rules and regulations, pricing may be subject to governmental control under certain circumstances. In these countries, pricing negotiations with governmental agencies can take considerable time after the receipt of marketing approval for a medical device candidate. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product to other available products. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability.

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

Disruptions at the FDA and other agencies may also increase the time necessary for new drugs or medical devices to be reviewed and/or approved by necessary government agencies or to otherwise respond to regulatory submissions, which would adversely affect our business. For example, the Trump Administration has discussed several changes to the reach and oversight of the FDA, which could affect its relationship with the medical device and pharmaceutical industry, transparency in decision making and ultimately the cost and availability of prescription drugs or treatments. Additionally, over the last several years, the US government has shut down multiple times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA and other government employees and stop critical activities. If funding for the FDA is reduced, FDA priorities change, or another prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We manage our business through a small number of employees and key consultants.

As of December 31, 2025, we had 67 full-time employees and two part time employees. Our future growth and success depend to a large extent on the continued services of members of our current management including, in particular, our Vice President of Research, Development and Engineering and our Chief Executive Officer. Any of our employees and consultants may leave our company at any time, subject to certain notice periods. The loss of the services of any of our executive officers or any key employees or consultants may adversely affect our ability to execute our business plan and harm our operating results. Our operational success will substantially depend on the continued employment of senior executives, technical staff and other key personnel, especially given the intense competition for qualified personnel. The loss of key personnel may have an adverse effect on our operations and financial performance.

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

The major market players within the cancer cryoablation care market and our primary competitors in the United States and abroad include Boston Scientific Corporation, Siemens Healthineers and Hygea Medical Technology Co. Ltd. Some of these companies hold significant market share. Their dominant market position and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales and capture market share.

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

Competition in the medical devices and cancer treatment market is intense, and can lead to, among other things, price reductions, longer selling cycles, lower product margins, loss of market share and additional working capital requirements. To succeed, we must, among other critical matters, gain consumer acceptance for our ProSense, XSense and MSense systems, as compared to other solutions currently available in the market for the treatment of tumors and potential future medical devices incorporating our principal technology or offering other advanced cryoablation, heat ablation or other non or minimally invasive solutions. For example, since the currently accepted treatment for breast cancer is surgery, we will need to invest resources in educating the medical community and consumers, and establish strategic collaborations before we will be able to gain market acceptance for our ProSense system as a treatment to breast cancer. If our competitors offer significant discounts on certain products and solutions, we may need to lower our prices or offer other favorable terms in order to compete successfully. Moreover, any broad-based changes to our prices and pricing policies could make it difficult to generate revenues or cause our revenues to decline. Moreover, if our competitors develop and commercialize products and solutions that are more effective or desirable than products and solutions that we may develop, we may not convince our customers to use our products and solutions. Any such changes would likely reduce our commercial opportunity and revenues potential and could materially adversely impact our operating results.

Our commercial success is very much dependent on third-party payors to provide adequate insurance coverage and reimbursement for the use of our systems, or any future products that we may commercialize.

Our ProSense, XSense and MSense systems, and any other product in our development pipeline, is not yet approved for third-party payor coverage or reimbursement in some of the geographical markets in which we operate, or plan to operate in the future. Such reimbursement may vary based on the particular device used in providing services and is based on the identity of the third-party. Our ability to maintain a leading position in the medical device market, and specifically in the cancer care market, depends on our relationships with private third parties.

We expect to engage with federal agencies providing health coverage in the United States, such as the Centers for Medicare and Medicaid Services, or CMS, and in other countries and private third parties to allow our customers to receive reimbursement from insurance companies for our ProSense, XSense and MSense systems. The loss of a significant number of contracts with federal agencies or private third-parties may have an adverse effect on our revenues, which could have an adverse effect on our business, financial condition and results of operations. Over the past few years, reimbursement rates from certain third parties have declined, in some cases significantly. There can be no assurance that this trend will not continue or apply on more third parties.

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

Even where regulatory authorization has been obtained, the absence of adequate reimbursement coverage may limit adoption of our products. Reimbursement decisions are made by third-party payors and may vary by geography and clinical setting.

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

Our amended and restated articles of association provide that, unless we consent to an alternative forum, the federal district courts of the United States shall be the exclusive forum for resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our shareholders’ ability to choose the judicial forum for disputes with us, our directors, shareholders, or other employees.

Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all such Securities Act actions. Accordingly, both U.S. state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated articles of association provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, and our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder as a result of our exclusive forum provision.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to the foregoing provision of our amended and restated articles of association. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits, or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provision in our amended and restated articles of association. If a court were to find the exclusive forum provision contained in our amended and restated articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect our business, financial condition, and results of operations.

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

Our ProSense system is currently regulated as a medical device, and we expect our XSense and MSense systems and any future products we develop to be regulated by the FDA as medical devices. Regulation in the United States may subject us to the jurisdiction of the FDA, the U.S. Department of Justice, or the DOJ, and the U.S. Health and Human Services-Office of the Inspector General, or the HHS. Outside of the United States, we may be subject to the regulation of the FDA’s foreign counterparts as well as other foreign regulators. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development and manufacturing; testing, labeling, content and language of instructions for use and storage; clinical trials; product safety; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; conformity assessment procedures; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to occur, could lead to death or serious injury; post-market approval studies; and product import and export.

The regulatory requirements applicable to our products and our product candidates are complex, evolving and have generally become more stringent over time, which may increase the difficulty and cost of obtaining and maintaining regulatory clearances and approvals for our current and future products and indications. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales for any approved product. Failure to comply with applicable regulations could jeopardize our ability to sell our future products, if cleared or approved, and result in enforcement actions such as: warning or untitled letters; fines; injunctions; consent decrees; civil penalties; customer notifications; termination of distribution; recalls or seizures of products; administrative detention of medical devices believed to be adulterated or misbranded; delays in the introduction of products into the market; operating restrictions; total or partial suspension of production; refusal to grant future clearances or approvals for new products, new intended uses or modifications to our products; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal prosecution or penalties. The occurrence of any of these events would have a material adverse effect on our business, financial condition and results of operations and could result in shareholders losing their entire investment.

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

We may not receive, or may be delayed in receiving, the necessary clearances or approvals for our XSense and MSense systems or future products in order to commercialize these products in specific countries or regions or in a specific indication, and failure to timely obtain necessary clearances or approvals for our existing or future products would adversely affect our ability to grow our business.

In the United States, before we can market a new medical device, or a new use of, new claim for or significant modification to an existing product, we must first receive either clearance under Section 510(k) of the Federal Food, Drug, and Cosmetic Act, or the FDCA, or De Novo classification or approval of a pre-market approval application, or a PMA, from the FDA, unless an exemption applies. In the 510(k)-clearance process, before a device may be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a legally-marketed “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. The FDA may request clinical data in addition that provided from our clinical sites outside the United States. In the process of obtaining De Novo classification or PMA, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including, but not limited to, technical, pre-clinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

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

In the United States, we have received 510(k) regulatory clearance to market our ProSense system and related accessories systems for the treatment of kidney and liver tumors and XSense with CryoProbes for the same indications. Specifically, FDA 510(k) clearance covers IceSense3, ProSense, XSense and MSense systems, including the ancillary products thereto, such as probes and ancillary products, and software updates. However, even after receiving this regulatory clearance from the FDA, we require additional approvals from the FDA in order to begin commercialization efforts capable of generating significant revenues for us.

Our 510(k) application may not be cleared by the FDA in a timely manner or at all. In October 2025, the FDA granted De Novo marketing authorization for ProSense for patients with low risk breast cancer when combined with adjuvant endocrine therapy for women aged 70 and over. Although we have obtained this authorization, future modifications to the device, expanded indications, or next-generation systems, including MSense, may require additional regulatory submissions, including 510(k), De Novo or PMA, which may not be granted in a timely manner or at all. Even where regulatory authorization has been obtained, the FDA may impose special controls, post-market surveillance requirements, labeling limitations or other conditions that could increase our compliance costs or limit commercial adoption. For example, in connection with the October 2025 FDA marketing authorization for ProSense for the treatment of early-stage, biologically low-risk breast cancer in a defined patient population, the FDA requested that we conduct a post-market surveillance study with the aim of producing additional data in this indication. If we fail to maintain compliance with applicable regulatory requirements, the FDA could suspend or withdraw authorization, require product recalls, impose fines or otherwise restrict our ability to commercialize our products. (see “Item 4.B Business Overview” for additional information).

Any modification to our ProSense system, including modifications that would expand beyond the indication for which ProSense has been granted FDA marketing authorization, may require us to submit a new 510(k) premarket notification and obtain clearance, or, in some cases, submit a PMA and obtain FDA approval, or other appropriate regulatory authorization, prior to implementing the change. Specifically, any modification to a 510(k)-cleared device, or a device that has received FDA marketing authorization, that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, design or manufacture, requires a new 510(k) clearance or, possibly, approval of a PMA, or equivalent FDA authorization pathway. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer’s decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We may make modifications or add additional features in the future that we believe do not require a new 510(k) clearance or approval of a PMA. If the FDA disagrees with our determination and requires us to submit new 510(k) notifications or PMA applications for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties. If the FDA requires us to go through a lengthier, more rigorous examination for future products or modifications to existing products than we had expected, product introductions or modifications could be delayed or canceled, which could adversely affect our ability to grow our business.

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

From time to time, we, or our partners, may publish or seek to publish preliminary data from ongoing clinical trials, which are based on a preliminary analysis of then-available data. Positive preliminary data may not be predictive of such trial’s subsequent or overall results. Preliminary data is subject to the risk that one or more of the results and related findings and conclusions may materially change following a more comprehensive review of the data or as more data become available. Therefore, positive preliminary results in any ongoing clinical trial may not be predictive of such results in the completed trial. We also make assumptions, estimations, calculations and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully evaluate all data. As a result, preliminary data that we report may differ from future results from the same clinical trials, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated. Preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, preliminary data should be viewed with caution until the final data are available. Material adverse changes in the final data compared to preliminary data could significantly harm our business prospects.

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

Although we have certain regulatory approvals to market our ProSense system, we are still subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, marketing, advertising, medical device reporting, sale, promotion, import, export, registration, and listing of devices. In addition, if we receive additional regulatory approvals to market the ProSense system or regulatory approvals to market the MSense system or other products we will likewise remain subject to ongoing regulation. For example, we will be required to submit periodic reports to the FDA as a condition of 510(k) clearance, which we have received for our ProSense system and related accessories, for the treatment of kidney and liver tumors. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation.

In addition, as included in the FDA’s marketing authorization granted on October 3, 2025 for the use of our ProSense system in the treatment of low-risk breast cancer in women aged 70 and above receiving adjuvant endocrine therapy, we are required to conduct a post-market surveillance study. Our ability to comply with this requirement will depend on our ability to enroll the required number of patients within the timelines required by the FDA and to successfully complete the study and related follow-up. If we experience delays in patient enrollment, fail to meet the study requirements or timelines, or otherwise fail to comply with this post-market surveillance obligation, the FDA could take regulatory action, including requiring modifying the labeling or indications for use of ProSense, limiting or withdrawing the marketing authorization for this indication, or otherwise restricting our ability to commercialize ProSense for the treatment of breast cancer.

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

Our principal shareholders, officers and directors currently beneficially own approximately 48.0% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of March 13, 2026, our principal shareholders, officers and directors beneficially own approximately 48.0% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. The determination of whether we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. We will be treated as a PFIC for U.S. federal income tax purposes in any taxable year in which either (1) at least 75% of our gross income is “passive income” or (2) on average at least 50% of our assets by value produce passive income or are held for the production of passive income. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. The tests for determining PFIC status are applied annually, and it is difficult to make accurate projections of future income and assets which are relevant to this determination. In addition, our PFIC status may depend in part on the market value of the Ordinary Shares. Accordingly, there can be no assurance that we currently are not or will not become a PFIC in the future. If we are a PFIC in any taxable year during which a U.S. taxpayer holds the Ordinary Shares, such U.S. taxpayer would be subject to certain adverse U.S. federal income tax rules. In particular, if the U.S. taxpayer did not make an election to treat us as a “qualified electing fund”, or QEF, or make a “mark-to-market” election, then “excess distributions” to the U.S. taxpayer, and any gain realized on the sale or other disposition of the Ordinary Shares by the U.S. taxpayer: (1) would be allocated ratably over the U.S. taxpayer’s holding period for the Ordinary Shares; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, if the U.S. Internal Revenues Service, or the IRS, determines that we are a PFIC for a year with respect to which we have determined that we were not a PFIC, it may be too late for a U.S. taxpayer to make a timely QEF or mark-to-market election. U.S. taxpayers that have held the Ordinary Shares during a period when we were a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC in subsequent years, subject to exceptions for U.S. taxpayer who made a timely QEF or mark-to-market election. A U.S. taxpayer can make a QEF election by completing the relevant portions of and filing IRS Form 8621 in accordance with the instructions thereto. We do not intend to notify U.S. taxpayers that hold the Ordinary Shares if we believe we will be treated as a PFIC for any taxable year in order to enable U.S. taxpayers to consider whether to make a QEF election. In addition, we do not intend to furnish such U.S. taxpayers annually with information needed in order to complete IRS Form 8621 and to make and maintain a valid QEF election for any year in which we or any of our subsidiaries are a PFIC. U.S. taxpayers that hold the Ordinary Shares are strongly urged to consult their tax advisors about the PFIC rules, including tax return filing requirements and the eligibility, manner, and consequences to them of making a QEF or mark-to-market election with respect to the Ordinary Shares in the event that we are a PFIC (see “Item 10.E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Companies” for additional information).

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

As a foreign private issuer and emerging growth company, we may be subject to different disclosure and other requirements than domestic U.S. registrants and non-emerging growth companies. For example, as a foreign private issuer, in the United States, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports on Form 10-Q or to file current reports on Form 8-K upon the occurrence of specified significant events, the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the short-swing profit rules applicable to domestic U.S. registrants under Section 16 of the Exchange Act. In addition, we intend to rely on exemptions from certain U.S. rules which will permit us to follow Israeli legal requirements rather than certain of the requirements that are applicable to U.S. domestic registrants.

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

The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic registrant may be significantly higher.

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

On November 14, 2025, we were notified by the staff of Nasdaq that we were not in compliance with the Minimum Bid Requirement as our Ordinary Shares failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. Under Nasdaq Listing Rule 5810(c)(3)(A), we were granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The notice had no immediate effect on our Nasdaq listing or the trading of our Ordinary Shares, and during the 180-day grace period, as may be extended, our Ordinary Shares will continue to trade on the Nasdaq Capital Market under the symbol "ICCM".

There can be no assurance that we will be able to regain compliance with the Minimum Bid Requirement and that our share price will not again fail to satisfy the Minimum Bid Requirement or other Nasdaq continued listing requirements. If we are unable to maintain compliance with the Nasdaq continued listing requirements, Nasdaq could initiate delisting proceedings or delist our Ordinary Shares from trading on its exchange which may have a material adverse effect on us and our shareholders, including reduced liquidity with respect to our Ordinary Shares decrease our ability to issue additional securities or obtain additional financing in the future.

Risks Related to Israeli Law and Our Operations in Israel

Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and security conditions in Israel and the surrounding region.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. The security situation in the region remains volatile and unpredictable, and periods of escalation or renewed hostilities may occur.. Any escalation or renewed hostilities or other adverse geopolitical developments could adversely affect our operations and financial condition.

Since October 2023, Israel has experienced periods of armed conflict and heightened regional tensions, which have at times affected economic conditions and international logistics. The security situation in the region remains volatile and unpredictable, and periods of escalation or renewed hostilities may occur. Regional instability has, at times, affected international shipping routes and air travel to and from Israel, which may delay the import of components used in our manufacturing processes or the export of our products.

The potential escalation or continuation of regional hostilities is difficult to predict, as are the economic implications of such developments on our business and on Israel’s economy in general.. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

Israeli military reservists may be called up to perform military service. From time to time, certain of our employees have been called up for reserve service, and while most have since returned to work, there can be no assurance that additional employees will not be called up in the future or that such service will not be prolonged. Additional employees may be called up for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel, Israeli companies and Israeli institutions have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, Israeli companies and Israeli institutions, which could also adversely impact our business.

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

Our research and development efforts have been financed in part through royalty-bearing grants in an aggregate amount of approximately $2.7 million (including accumulated interest) that we received from the IIA as of December 31, 2025. With respect to the royalty-bearing grants we are committed to pay royalties at a rate of 3% to 3.5% on sales proceeds from our products that were developed under IIA programs up to the total amount of grants received and bearing interest rate at the annual Secured Overnight Financing Rate, or SOFR, applicable to U.S. dollar deposits. With respect to IIA grants approved by the IIA prior to January 1, 2024 but which are outstanding thereafter, the annual interest rate is based on the 12-month SOFR, or at an alternative rate published by the Bank of Israel plus 0.71513%. For grants approved on or following January 1, 2024, the annual rate shall be the higher of (i) the 12 month SOFR plus 1%, or (ii) a fixed annual interest rate of 4%.

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

Provisions of Israeli law and our amended and restated articles of association may delay, prevent or otherwise impede a merger with, or an acquisition of, us, which could prevent a change of control, even when the terms of such a transaction are favorable to us and our shareholders.

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

Our amended and restated articles of association may be deemed to have an anti-takeover effect.

Certain provisions of our amended and restated articles of association may make a change in control of us more difficult. Our amended and restated articles of association provide for a staggered board of directors consisting of three classes of directors. Directors of each class are chosen for three-year terms upon the expiration of their current terms and each year one class of our directors is elected by our shareholders. This provision in our amended and restated articles of association may only be amended or replaced by a resolution adopted at a General Meeting by a majority of seventy percent (70%) of the voting power represented at the General Meeting in person or by proxy and voting thereon, disregarding abstentions. This classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent an attempt to change control of us, even though a change in control might be considered by our shareholders to be in their best interest.

Our amended and restated articles of association also provide certain additional protective measures, including the ability to adopt a shareholder rights plan or other similar mechanism, that may prevent, deter or delay a coercive, hostile or otherwise undesirable takeover of the Company. Together with the classified board structure described above, these provisions may discourage or make more difficult a change in control of the Company, even if such a transaction might be considered beneficial by some of our shareholders.

Your rights and responsibilities as a shareholder will be governed in key respects by Israeli laws, which differs in some material respects from the rights and responsibilities of shareholders of U.S. companies.

The rights and responsibilities of the holders of our Ordinary Shares are governed by our amended and restated articles of association and by Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders in U.S. companies. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders, and to refrain from abusing its power in such company, including, among other things, in voting at a general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and related party transactions requiring shareholder approval, as well as a general duty to refrain from discriminating against other shareholders. In addition, a shareholder who is aware that it possesses the power to determine the outcome of a vote at a meeting of the shareholders or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the nature of these duties or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on holders of our Ordinary Shares that are not typically imposed on shareholders of U.S. companies.

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

In addition, Mr. Vincent Chun Hung Chan, a member of our board of directors, is a citizen of both Great Britain and Hong Kong. Mr. Li Haixiang, a member of our board of directors, is a citizen of Hong Kong and Cyprus. Mr. Chan and Mr. Haixiang are located in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States and attempts to enforce such a judgment in Hong Kong on Mr. Chan or Mr. Haixiang could be costly, time consuming and ultimately unsuccessful.

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

In 2024 and 2025, our capital expenditures amounted to $71 thousand and $36 thousand, respectively. Our current capital expenditures are primarily for manufacturing facility and equipment, computers, software, research and development equipment and office improvements substantially all in Israel, and we expect to finance these expenditures primarily from cash on hand.

B.	Business Overview.

We are a commercial stage medical device company focusing on the research and development of cryoablation systems, disposables based on LN2 for treating tumors. Cryoablation is the process by which benign and malignant tumors, nerves or other tissues are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors including those found in the breast, lungs, kidneys, bones, tissues and other indications, as well as for nerve ablation for pain management and the treatment of other conditions such as endometriosis. Our lead commercial cryoablation product is the ProSense system, as pictured below, and the associated CryoProbes. The ProSense system has received marketing authorization from the FDA for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment.

Alongside our continued efforts at improving our core technology, including our flagship product, the ProSense system, which has received FDA marketing authorization for patients with low risk breast cancer when combined with adjuvant endocrine therapy for women aged 70 and over, we are also focused on new product developments. This includes our XSense system with CryoProbes for which we have received 510(k) regulatory clearance from the FDA. We believe that the XSense system with CryoProbes can serve as a platform that will allow us to develop other unique CryoProbes and catheters and expand our clinical applications, and that it is also more efficient, intuitive and user friendly. Our pipeline also includes MSense which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

We believe that obtaining regulatory approval for our existing and next-generation products for specific indications will help us grow our business. As of December 31, 2025, in the United States, we have a broad range of regulatory approvals for our systems to be used as a cryosurgical tool in the fields of general surgery, dermatology, neurology (including cryoanalgesia), thoracic surgery, ENT, gynecology, oncology, proctology and urology. In the United States our products are cleared as a “single family” known as the “IceCure Family,” which includes the IceSense3, ProSense, XSense, and MSense cryoablation systems, the latter of which has not been commercialized. Although our existing, “IceCure Family” systems have regulatory clearance from the FDA for commercialization in the United States, only ProSense has received FDA marketing authorization for the treatment of early-stage, biologically low-risk breast cancer in a defined patient population, while our other systems have not yet received FDA clearance or authorization for the treatment of malignant breast tumors and would require separate regulatory approval or authorization for such indications. The FDA classifies medical devices into one of three classes (Class I, Class II, or Class III) depending on their level of risk and the types of controls that are necessary to ensure device safety and effectiveness. The class assignment is a factor in determining the type of premarketing submission or application, if any, that will be required before marketing products in the United States.

On October 18, 2022, we requested that De Novo classification would be granted for our ProSense system for breast cancer indication. Because of this De Novo classification request, we would be required to accept special controls imposed by the FDA, mainly on the production process and post-market monitoring. This De Novo classification request regulatory filing with the FDA for marketing authorization was based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives). On September 20, 2023, we received notice that the FDA denied our De Novo classification request and on November 15, 2023 we filed a request with the FDA for supervisory review under 21 CFR 10.75. On January 30, 2024, we announced that the FDA responded affirmatively to our request and determined that there is sufficient basis to reopen the De Novo file if we submit the full 5-year dataset from our ICE3 trial. On March 15, 2024, the last patient in the ICE3 trial concluded her 5 year-follow-up. 96.39% of the patients from the study were local recurrence-free with no significant device-related adverse events or complications reported. Having compiled and submitted the dataset and comparative analysis of the ICE3 results versus the data from the LUMINA study, the FDA convened a medical device advisory committee panel, or the Advisory Panel, to review the De Novo marketing authorization request for ProSense on November 7, 2024, the decision about which is expected to be delivered by the FDA after the first quarter of 2025. The Advisory Panel included breast surgeons, interventional radiologists, breast oncologists, and representatives from the patient, consumer, and regulatory communities. The purpose of the Advisory Panel was for the FDA to obtain independent non-binding expert advice on scientific, technical and policy matters related to the potential granting of marketing authorization of ProSense for treating patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The majority of panelists voted that the benefits of ProSense outweigh the risks when used according to the proposed indications for the treatment of patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The Advisory Panel’s favorable vote was based on the comprehensive body of data available on ProSense as a treatment for early-stage low risk breast cancer, including results from the ICE3 study compared with data from the current standard of care, lumpectomy, as well as testimonials and input from a broad range of key stakeholders, including women with breast cancer and their family members, patient advocacy groups, doctors, nurses and researchers. On October 3, 2025, ProSense received FDA marketing authorization for the treatment of biologically low-risk breast cancer in women aged 70 and above who receive adjuvant endocrine therapy for such breast cancer. See “Item 4.B. Business Overview – Government Regulation” and “Item 4.B. Business Overview – Malignant Breast Tumors” for additional information.

In October 2025, we received FDA marketing authorization for our ProSense system for the treatment of low-risk breast cancer in women aged 70 and above. In March 2026, the American Society of Breast Surgeons, or the ASBrS, updated their resource guides to support cryoablation as an additional option to surgery. Other key steps to gaining market acceptance depends on obtaining CPT I codes for cryoablation for breast cancer (with the support of the ASBrS), negotiating medical coverage for our systems from medical insurers and collaborating with a major distributor of medical devices. (see ““Item 4.B. Business Overview – Government Regulation – FDA Regulation of Medical Devices” and “Item 3.D. Risk Factors – Risks Related to Product Development and Regulatory Approval”” for additional information).

In addition, there is significant competition in the medical devices and cancer treatment market. Some of our competitors possess significant market share, reputation, and longevity within the industry and have greater brand recognition and financial and human resources than us. They also have more experience and capabilities in researching and developing testing devices, obtaining and maintaining regulatory clearances, manufacturing and marketing those products and other requirements, than us. Their dominant market positions and significant control over the market could significantly limit our ability to introduce or effectively market and generate sales and capture market share.

To date, we have incurred significant operating losses, generated minimal revenues from product sales, and as of December 31, 2025 and 2024, our accumulated deficit was $120.4 million and $105.4 million, respectively. We expect that we will need to raise substantial additional funding in the future (see “Item 3.D. Risk Factors – Risks Related to Our Financial Condition and Capital Requirements”).

In the United States, European Union, Switzerland, Canada, China, Singapore, India, Hong Kong, Russia, Thailand, Taiwan, South Africa, Mexico, Australia, Israel, Costa Rica, Turkey, and Brazil we have regulatory approvals for either our ProSense or our IceSense3 systems, or, in certain countries, both products (see “Item 4.B. Business Overview – Our Products – Regulatory Approvals” for additional information). In the United States and in Israel, we have regulatory approval for the XSense system with CryoProbes for all the indications for which ProSense has already received the requisite FDA clearance. In addition, in order to generate significant revenue, we are applying for additional regulatory approvals for our products for specific indications in countries where we already have general regulatory approvals. For example, we filed a submission for regulatory approval for the ProSense with CryoProbes in China with the National Medical Products Administration, or the NMPA, in January 2025. In these countries, we are seeking regulatory approval for the treatment of specific tumors, including those found in the breast, lungs, kidneys and bones. In addition, we are seeking regulatory approvals for our systems in other countries where we believe that there is significant potential for sales of our products. In March 2023, the NMPA approved the IceSense3 disposable CryoProbes for commercial use, to be used in combination with our IceSense3 system. This approval enables us to market our disposable IceSense3 CryoProbes for commercial procedures. In September 2025, the Medical Device Division of the Israeli Ministry of Health, or the AMAR, approved our XSense system with CryoProbes for commercial use across multiple indications including in gynecology, oncology and general surgery.

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

As a minimally invasive alternative to surgery, cryoablation is much less traumatic than open surgery, and, based on current data, we believe this treatment is more affordable, entails less risk and generally results in fewer side effects and complications than open surgery. On the patient side, following procedures with our cryoablation technology, patients usually can resume normal activities within 24 hours after the procedure. In addition, the use of our technology in breast procedures eliminates the need for a post-procedure reconstruction surgery. Moreover, our procedure eliminates the need for re-excision following a lumpectomy for breast cancer, which ranges between 14% to 20% of initial lumpectomies. This data is indicated in a study published on February 21, 2019 by Liska Havel, Himani Naik, Luis Ramirez et al titled “Impact of the SSO-ASTRO Margin Guideline on Rates of Re-excision After Lumpectomy for Breast Cancer: A Meta-analysis,” and a study published on May 20, 2020, in the Journal of Clinical Oncology by Mariana Chavez-MacGregor, Xiudong Lei, Nina Tamirisa. Abigail Suzanne Caudle, Sharon H. Giordano entitled “Re-excision rates among older breast cancer patients undergoing breast-conserving surgery, or BCS, Impact of the SSO-ASTRO consensus guideline on margins”. On the health provider side, procedures with our cryoablation technology for breast tumors may be carried out in a clinic, while treatment for other indications can generally be carried out as an outpatient procedure, in a CT room. As a result, the potential profit margins for health care providers and payors are greater than most of the current surgical procedures that are conducted in the operating room, which entail additional and expensive cost elements for the operating room and its staff. In addition, we believe that our LN2-based technology provides patients, medical service providers, physicians and insurers with advantages versus our competitors, especially those using heat to treat tumors, also known as thermal ablation (otherwise known as heat ablation). For example, the freezing effect on tissue from cryoablation results in less pain, and accordingly less anesthesia (which also reduces costs). A study published on April 8, 2021 by Elles M.F. van de Voort et al titled “Thermal Ablation as an Alternative for Surgical Resection of Small (≤2 cm) Breast Cancers: A Meta-Analysis” suggested that cryoablation has the lowest complication rate among breast cancer tumor procedures and the advantage of an analgesic effect. In addition, in comparison to the treatment of tumors with heat, when treating a tumor with cryoablation, the freezing does not cause evaporation of the treated tissue and therefore provides the physician conducting the treatment with a clearer view of the tissue, which we believe enables the physician to carry out the procedure more accurately with a precise view of the tumor and the treated area.

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

We believe that cryoablation has already started to be recognized for its true potential, and that it represents the future of treatment for certain benign and malignant tumors. Our ongoing business strategy, as further detailed below, is focused on helping us overcome certain factors that have limited our ability to generate significant revenues, including, but not limited to, obtaining additional regulatory clearance, obtaining support of key opinion leaders and leading medical associations for the use of cryoablation (and specifically, our systems) for the treatment of tumors and other indications. In recent years, and in part due to our efforts and accomplishments, cryoablation of malignant breast tumors has been recognized for its vast potential. For example, following preliminary results of our ICE3 trial, which we presented at the yearly conference of the ASBrS in May 2018, and at the yearly Radiological Society of North America, or RSNA, conference in October 2018, the ASBrS, which, among other things, sets resource guides for breast cancer treatment, updated its resource guide on performing cryoablation procedures on breast malignant tumors in their early stages. While not cited by the ASBrS, based on our discussions with the ASBrS, we believe that the results of our study were a factor in the ASBrS decision to update its resource guide. (see “Item 4.B. Business Overview – Our Lead Indication and Market Opportunity – Primary Indication – Breast Tumors – Malignant Breast Tumors – Multi-Site Clinical Trial of the Cryoablation System ICE3 Study – United States” for additional information).

In January 2026, the ASBrS announced a proposed update to its "Resource Guide on the Use of Transcutaneous and Percutaneous Ablation for the Treatment of Benign and Malignant Tumors of the Breast," which, if finalized, would include cryoablation as a recommended treatment option for low-risk breast cancer in patients aged 70 and above with biologically low-risk tumors measuring 1.5 cm or less who are treated with adjuvant endocrine therapy, as well as for small benign breast tumors such as fibroadenomas. In March 2026, the ASBrS updated its resource guide, becoming the first medical society to include cryoablation in its treatment resource guide for breast cancer. We believe this update in the ASBrS resource guide will support broader physician adoption, expand reimbursement coverage, and accelerate commercial adoption of cryoablation as a standard-of-care treatment option.

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

Our revenues are based on a number of business models, which include:

●	the sale of our systems and disposables to distributors and/or end users;

●	placing the system and attaining end user commitments to purchase a minimum number of disposable probes per month; and

●	providing service and maintenance for our systems.

In our models, although we may sell a fixed number of systems over a period of time, the sales of the disposables are tied to the number of procedures conducted (similar to the razor/razor-blade model), and therefore, we expect to sell an increasing number of disposables as the number of procedures increases.

In order to generate significant revenues, we believe that we need to achieve each of the following milestones: (i) having received FDA marketing authorization for commercialization of our products for the use of ProSense for the local treatment of low-risk breast cancer in women aged 70 and above in October 2025 and since the March 2026 update to the ASBrS resource guide now includes cryoablation as a recommended treatment option for low-risk breast cancer, we are now focused on obtaining regulatory approvals in additional jurisdictions where we currently have no regulatory approvals to market our products, (ii) expanding recommendations for the use of our products in guidelines of medical associations, such as the Society of Breast Imagine, or SBI, and others, (iii) obtaining category I CPT code and coverage for our products, (iv) extracting the most out of our category CPT III code and apply additional payment such as Transitional Pass-Through Payment, or TPT, and (v) negotiating reimbursement with government and private insurers and payers. We believe that reaching these milestones, while focusing on our business growth strategy, will help us achieve greater revenues. Our growth strategy includes the following actions:

●	Obtaining regulatory approval for our ProSense and other future systems in countries within which we do not currently have regulatory approval as well as obtaining regulatory approvals for additional indications in countries within which we already have certain approvals.

●	Obtaining clinical data (by conducting both sponsored and independent clinical trials for our systems) and by gaining the support of these key opinion leaders.

●	Expanding our distribution network for further commercialization, which may include distribution and/or license agreements or other forms of collaborative agreements.

●	Obtaining the relevant approvals to allow for reimbursement to end-users of our systems.

●	Having cryoablation treatment included in the recommendation guidelines as a valid treatment option of certain medical associations, such as the ASBrS.

●	Continuing research and development efforts aimed at developing our new products. We believe that completing development of our new products and obtaining regulatory approval to commercialize our new products for a variety of indications, in the United States is necessary in order for us to grow our business.

●	Continuing our efforts to obtain regulatory approval for our XSense system with CryoProbes so that we are able to commercialize it for a variety of indications so that we can grow our business.

●	Obtaining guidelines from relevant professional societies in the geographic territories we operate or plan to operate.

●	Obtaining CPT I coding and broad reimbursement coverage for cryoablation procedures in the United States, and seeking equivalent reimbursement recognition in other key territories where we operate or intend to operate, including through engagement with government and private insurers and payers;

●	Expanding utilization and use of our products for breast cancer treatment by commercial sales and clinical studies around the world.

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

In March 2026, an independent study evaluating ProSense for the treatment of fibroadenomas was published in the peer-reviewed journal PLOS One. The study, conducted at the Premier Med Healthcare, Training, and Research Institute in Hungary, evaluated the use of cryoablation with a liquid nitrogen-based system, specifically ProSense, and found it to be safe and effective, demonstrating a median volume reduction of 80.6% at approximately six months and 92.9% at one-year post-treatment. The study further found that sequential cryoprobe relocations preserve safety and efficacy, with ProSense cryoprobes relocatable up to three times per patient per procedure, enabling complete ablation coverage of large or multifocal lesions. This independent study is believed to be the first to evaluate larger lesions and employ multiple cryoprobe relocations.

Malignant Breast Tumors

According to recent estimates from the American Breast Cancer Foundation’s publications, breast cancer is the most commonly diagnosed cancer among American women except for skin cancers. Of the diagnosed breast cancers, it is estimated by the American Cancer Society that 73% of breast cancers are low-risk, while according to the American Society of Clinical Oncology, localized breast cancer accounts for 63% of total breast cancer incidence. In 2025, according to the American Cancer Society, it is estimated that there will be a total of 382,640 new cases of invasive breast cancer and ductal carcinoma in situ, or DCIS, in the United States in 2026. Furthermore, it is estimated that 42,140 women will die of breast cancer in 2026.

It is further estimated that breast cancer is the second leading cause of cancer-related death in women. Additionally, the American Cancer Society reported that the average risk of a woman in the United States of developing breast cancer during her lifetime is approximately 13%, which means that there is a one in eight chance that a woman will develop breast cancer in her lifetime. A study conducted by the American Association for Cancer Research suggests that the number of breast cancer patients may increase by 50% by 2030 compared to 2011 estimates, which shows a significant long-term market growth potential.

Traditional treatment options for malignant breast tumors include surgery, radiation, and systemic chemotherapy. Concerning the surgical path, most breast cancer cases will require to have some type of surgery to remove the tumor. Surgical treatment often entails either breast-conserving surgery, or breast-conserving surgery (BCS or lumpectomy), in which only the part of the breast containing the cancer is removed, or mastectomy, in which the entire breast is removed, including all of the breast tissue and sometimes also nearby tissue.

Clinical Trials in Cancerous (Malignant) Breast Tumors

We completed our sponsorship of a clinical trial in cancerous breast tumors in the United States in March 2024. Our systems and probes are being used in three clinical studies initiated by investigators for malignant breast tumors in Japan, Hong Kong and China, and the Netherlands. Based on data presented from the Kameda Medical Center in Kamogawa, Japan, since May 2012, more than 650 procedures for breast cancer have been performed at the Center using our cryoablation system.

Multi-Site Clinical Trial of the Cryoablation System ICE3 Study – United States

In May 2014, we initiated a multi-site clinical trial in the United States, which included participation of 19 sites across the U.S., including Columbia University/NY Presbyterian Hospital and Mount Sinai Beth Israel. The ICE3 trial was intended to expand the clinical base for using our cryoablation system for treating low-risk, small breast cancer tumors (up to 1.5 centimeters). The primary goal of ICE3 was to assess the effectiveness by the breast tumors local recurrence rates in patients who undergo cryoablation without excision for a follow-up period of five years. The inclusion criteria were patients over 65 years old with core biopsy-proven invasive ductal carcinoma with unifocal primary disease, tumor size 1.5 cm or less, Nottingham grade 1-2, estrogen and/or progesterone receptor positive and HER2 negative and breast size adequate for safe cryoablation. ICE3 is the largest controlled multi-center clinical trial ever performed for liquid nitrogen based cryoablation of small, low-risk, early-stage malignant breast tumors without subsequently removing them.

In February 2019, the last patient was recruited. In total, 211 patients were recruited to the ICE3 trial, 206 of whom have enrolled, and 194 undergone Cryoablation according to the study protocol.

On October 18, 2022, we submitted a De Novo classification request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), the demographic of which comprises of approximately 43,000 women in the United States annually. On September 20, 2023, we received notice that the FDA denied our De Novo classification request and on November 15, 2023, we filed a request with the FDA for supervisory review under 21 CFR 10.75. On January 30, 2024, we announced that the FDA responded affirmatively to our request and the FDA determined that there is sufficient basis to reopen the De Novo file if we submit the full 5-year dataset from our ICE3 trial. On March 15, 2024, the last patient in the ICE3 trial concluded her 5 year-follow-up. 96.39% of the patients from the study were local recurrence-free with no significant device-related adverse events or complications reported. Having compiled and submitted the dataset and comparative analysis of the ICE3 results versus the data from the LUMINA study, the FDA convened the Advisory Panel to review the De Novo marketing authorization request for ProSense on November 7, 2024. The Advisory Panel included breast surgeons, interventional radiologists, breast oncologists, and representatives from the patient, consumer, and regulatory communities. The purpose of the Advisory Panel was for the FDA to obtain independent non-binding expert advice on scientific, technical and policy matters related to the potential granting of marketing authorization of ProSense for treating patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The majority of panelists voted that the benefits of ProSense outweigh the risks when used according to the proposed indications for the treatment of patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The Advisory Panel’s favorable vote was based on the comprehensive body of data available on ProSense as a treatment for early-stage low risk breast cancer, including results from the ICE3 study compared with data from the current standard of care, lumpectomy, as well as testimonials and input from a broad range of key stakeholders, including women with breast cancer and their family members, patient advocacy groups, doctors, nurses and researchers. On October 3, 2025, ProSense received FDA marketing authorization for the treatment of biologically low-risk breast cancer in women aged 70 and above who receive adjuvant endocrine therapy for such breast cancer.

The total group of Luminal A breast cancer for women in all ages, is estimated at 144,000 cases annually in the United States. We estimate that our potential market size in the U.S. is 47,245 patients. In the future, we intend to explore additional subgroups that are part of the total group of Luminal A breast cancer.

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

Independent Clinical Trial of the Cryoablation System – Japan

Since May 2012, an independent clinical trial has been ongoing at the Kameda Medical Center in Kamogawa, Japan using our IceSense3 cryoablation system. So far, over 650 cryoablation procedures have been conducted using our cryoablation system (in addition to approximately 80 additional procedures with a different system). According to information reported on the International Cryosurgery Society Convention, which was held in September 2019, in 304 of the 400 patients who were treated with cryoablation between 2006 and 2019, the recurrence rate of breast cancer was lower than 1%. The inclusion criteria were patients with histologically-proven breast cancer at stage 0 (TisN0M0) or stage 1 (T1N0M0) with tumor mass and lesion (including the progress within intraductal component) less than 1.0 cm. The primary endpoints were comparing the tumor necrosis rate, cosmetic results of the procedure, clarity of imaging, safety and therapeutic effects of IceSense3 versus a competing cryoablation device.

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

In April 2024, data from an independent study performed in Japan were published in an article titled “Percutaneous ultrasound-guided cryoablation for early-stage primary breast cancer: a follow-up study in Japan” in the journal Beast Cancer. Eighteen early-stage breast cancer patients, with a mean age of 59.0 and a mean tumor size of 9.8mm underwent treatment with ProSense and were followed for a mean of 44.3 months. No patient had local recurrence or distant metastasis in the 5 year follow up, no serious adverse events were reported and patient satisfaction was high.

In March 2025, data from an independent study performed in Japan were published in an article titled “Post-treatment patient satisfaction in early-stage breast cancer: Comparison of cryoablation versus breast conservation therapy using BREAST-Q” in the peer reviewed journal Gland Surgery. The study was conducted at the Breast Center at Kameda Medical Center in Chiba, Japan. A total of 147 breast cancer patients underwent cryoablation with ProSense. Those who underwent cryoablation reported a significantly higher satisfaction with the primary outcome (Satisfaction with Breasts component of the BREAD-Q questineer) compared to breast-conserving therapy (71.0±18.6 vs. 56.3±16.5). At the Japanese Breast Cancer Society Annual Meeting in July 2025, updated clinical data presented by Dr. Takeo Takahashi reported that, based on expanded experience from 2006 through September 2024, over 600 women treated with cryoablation demonstrated an approximately 99% recurrence-free rate.

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

Independent Study of the Cryoablation System – Italy

ProSense is approved in Italy for numerous indications, including breast cancer. In February 2024, we announced new data from a preliminary independent breast cancer study conducted by Dr. Federica di Naro of Azienda Ospedaliero-Universitaria Careggi. The results were recently published in an article titled “Cryoablation for Treatment of Early-Stage Breast Cancer: Efficacy and Quality of Life Assessment” in the Clinical breast cancer journal. Ultrasound-guided cryoablation using ProSense® was performed on 39 tumors (36 women) between the ages of 60 to 94 who had biopsy-proven malignant lesions and were deemed inoperable due to factors such as advanced age and comorbidities or who refused surgery. Patients were monitored at one, three, six- and 12-months post-procedure, at which time the tumor size reduction rate was evaluated by ultrasound. At 12 months post-procedure, the effectiveness of the procedure was further evaluated by core needle biopsy on the post-procedural scar (inside the breast at the site of the tumor) and contrast enhanced mammography (CEM) to determine the presence or absence of residual tumoral cells and the effectiveness of cryoablation. No device-related unexpected adverse events were reported. The median breast cancer tumor size reduction rates reported in the study were 27.8%, 60.9% and 100.0% at one, three, and six, months post procedure respectively. The 39 BCs were early-stage luminal A or B, invasive ductal carcinoma, or IDC, or IDC + DCIS. Complete ablation rates for tumors ≤ 15 mm and > 15 mm were 100% and 84.6%, respectively. Cryoablation positively impacted patient Quality of Life, including physical, social, emotional, and functional well-being; anxiety and depression; physical and mental measures, as assessed using validated questionnaires, including VAS (pain), FACT-B (breast cancer–specific quality of life), HADS (anxiety and depression), and SF-36 (general health-related quality of life).

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

Independent Study of the Treatment of Breast Cancer with Percutaneous Thermal Ablation – the Netherlands

An independent study initiated in March 2021 in the Netherlands aimed to assess the efficacy of RFA, MWA, and cryoablation in achieving complete tumor ablation for early-stage breast cancer patients with minimal ductal carcinoma in situ (≤ 25% of the tumor). The study was designed to inform a potential randomized phase III trial comparing thermal ablation to surgery. Cryoablation met the minimum efficacy requirements, with a 94% success rate, 0% complication rate, and 100% treatment tolerance, making it the choice for the phase III study. In contrast, MWA had a 62% efficacy and a 44% complication rate, while RFA showed the lowest efficacy at 33%. Cryoablation also demonstrated superior cosmetic outcomes and patient satisfaction compared to surgery, with the best results reported on relevant questionnaires. In September 2025, two peer-reviewed publications from this independent study further reported that patients treated with cryoablation demonstrated high satisfaction rates, with 95% of patients reporting satisfaction with thermal ablation, and that ProSense cryoablation achieved the highest complete tumor ablation rate among the evaluated thermal ablation modalities.

In September 2025, we announced that University Hospital Lucus Augusti published two peer-reviewed articles reporting results of the independent randomized phase II THERMAC trial; one titled “Cosmetic outcome and patient satisfaction following percutaneous thermal ablation of early-stage breast cancer; results of an open label randomized phase 2 trial” in the European Journal of Surgical Oncology), and the other titled “In conclusion, cryoablation is the preferred technique for comparison with surgery in a future phase III trial” in Radiology. The THERMAC trial compared RFA, MWA, and cryoablation with ProSense® in patients with early-stage breast cancer. Based on the Phase II results, the investigators concluded that cryoablation is the preferred technique for comparison with surgery in a future Phase III trial. The European Journal of Surgical Oncology publication reported favorable cosmetic outcomes and high patient satisfaction following percutaneous thermal ablation. Median cosmetic outcome was rated good after thermal ablation and intermediate after surgery (1.6 vs. 1.8; P = 0.07). In addition, 95% of patients were satisfied or very satisfied, and 91% indicated they would prefer thermal ablation over surgery. The Radiology publication reported that cryoablation with ProSense achieved the highest complete ablation rate with no complications among the modalities evaluated and was associated with zero cases requiring oncoplastic surgery, compared to two cases (40%) in the RFA group and two cases (11%) in the MWA group.

Independent Study of the Treatment of Breast Cancer with Percutaneous Thermal Ablation – Brazil

Dr. Vanessa Sanvido, currently leading a clinical study of cryoablation for breast tumors at the Hospital do Coracao (Hcor), Brazil, with the objective to assess the effectiveness of cryoablation with ProSense for early breast cancer. Women with invasive breast cancer (N0, M0) ≤2.5 treated with cryoablation, followed by surgery 14-28 days post-cryoablation will be followed for by mammogram, ultrasound and/or MRI

Other Clinical Indications

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

Lung Cancer

The American Cancer Society has estimated that in 2026, approximately 229,410 new cases of lung cancer will be diagnosed in the United States while an estimated of 124,990 patients will die of such cancers in the United States during 2026.

Lung Cancer Clinical Trial – Japan

Since November 2013, an independent clinical trial in cryoablation of lung tumors in non-small cell carcinoma or metastatic lesions has been ongoing at the Kameda Medical Center in Kamogawa, Japan using our cryoablation system. In 2019, this study migrated to the Kashiwa Kusei General Hospital. Based on data provided to us, this trial is an ongoing trial, and to date, more than 435 procedures have been performed using our cryoablation system.

In November 2020, the lead investigator for the trial published the results in a peer reviewed article in the European Journal of Radiology and in July 2022 in the Clinics In Oncology journal. The results of the 2020 published article covered the cryoablation treatments in 101 patients during the years 2013 through 2019. The patients with T1N0MO non-small cell lung cancer, or NSCLC, in this review were divided into four categories based on the size of maximum tumor diameter, as follows: (1) group 1: tumor size up to 0.9 cm; (2) group 2: tumor size between 1 and 1.2 cm; (3) group 3: tumor size between 1.3 and 1.7 cm; and (4) group 4: tumor size larger than 1.8 cm. Ten patients experienced local recurrences. There were no recurrences in groups 1 or 2 (0%). There was one recurrence in group 3 (4%) and nine in group 4 (33%), indicating local control to be better in smaller tumors (p<0.001). The 3-year recurrence-free survival rates were: 86% in group 1; 97% in group 2; 93% in group 3; and 53% in group 4, indicating survival to be better in smaller tumors (p<0.001). There were no serious adverse events reported. The results of the 2022 publication covered a different group of 68 patients with metastatic lung cancer during the same period of time. The three-year local control rate was 73% for all tumors and 96% and 46% in tumors <2.2 cm and ≥ 2.2 cm, respectively. Local control was not different in tumors <2.2 cm between carcinoma and sarcoma (p=0.43). Sarcoma showed significantly poorer local control than carcinoma in tumors ≥ 2.2 cm, of which three-year local control rate was 18% and 62%, respectively (p<0.001). The incidence of pneumothorax was 25%. While the average preserved pulmonary function was 98 ± 6% after cryoablation for one tumor, the treatment for multiple tumors was associated with significantly lower preservation of pulmonary function (p=0.002). It was concluded that cryoablation using liquid nitrogen would be one of the treatment methods for metastatic lung cancers <2.2 cm.

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

In November 2025, additional clinical results were reported for a retrospective observational study published in the peer-reviewed journal PLOS One evaluating the combination of stereotactic body radiation therapy, or SBRT, followed by cryoablation, 2-3 weeks after, using our system in patients with stage I NSCLC with tumors ≥ 2 cm. Follow-up included CT scans every 3 or 4 months for three years and at least every six months thereafter. This study, which included 64 patients with a mean tumor diameter of 2.7 ± 0.5 cm and a median follow-up of 74 months, showed a five-year local control rate of 93%, overall survival rate of 74%, and disease-specific survival of 92%. The results are better than those reported for SBRT alone and comparable to the standard treatment (surgery), in similar populations, where the five-year overall survival was 41%-52% and 82% or 67%, respectively. There were no treatment-related deaths, and the most frequent complication was pneumothorax (CTCAE grade 2, 40%). Pulmonary function, up to 6 months after treatment decrease (FEV1 1.8 ± 0.6 vs. 1.7 ± 0.5 L, P < 0.001), comparable to that after SBRT alone. These outcomes align with findings from previous independent studies and suggest that SBRT plus cryoablation may extend long-term survival in select patients with inoperable stage I NSCLC.

Independent Study of the Cryoablation System – Italy

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

Kidney Tumors

The American Cancer Society has estimated that in 2026, approximately 80,450 new cases of kidney and cancer will be diagnosed in the United States, while an estimated of 15,160 patients will die of such cancers in the United States during 2026. Globally, there were more than 434,840 new cases of kidney cancer in 2022 and about 155,953 deaths according to World Cancer Research Fund International.

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

In December 2024, we announced that in the interim analysis of our ICESECRET study of cryoablation for patients with small renal masses who cannot be offered kidney preserving surgery, there was an 88.7% recurrence-free rate. In 91 patients, 82% of the patient group, no tumor recurrence was observed. Following an additional cryoablation for the same tumor in 13 patients, the success rate was 83.8%, with a mean follow-up time of 39.6 months. In patients without a history of kidney cancer with one tumor of less than 3cm, the success rate was 88.7%. Renal function was preserved with no significant change in creatinine and hemoglobin levels relative to the baseline.

In March 2025, interim results from the ICESECRET study were presented at the European Association of Urology Annual Congress in Madrid by Dr. Nasir Said. The presentation included data from 111 patients (mean age of 69 years), of whom 84.2% had comorbidities with a mean follow-up of approximately 3.4 years and reported an approximately 88.7% recurrence-free rate for tumors measuring up to 3 cm, with a favorable safety profile consisting predominantly of mild adverse events.

In February 2026, we announced the successful completion of the five-year follow-up in the ICESECRET kidney cancer cryoablation study. We expect to report a final analysis in the second quarter of 2026.

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

On February 29, 2024, results from an independent study conducted at Nîmes University Hospital titled “Beyond Pain: Cryoablation of Endometriotic Nodules Using Liquid Nitrogen” were presented at the European Congress of Radiology. Seven women, between the ages of 30-45, with endometriosis in the abdominal wall and para-diaphragmatic areas were treated with ProSense cryoablation. MRI assessments, one month following the procedures, showed that hemorrhagic signals had been eliminated from and that necrotic changes developed.

In June 2025, we announced that a study titled "Efficacy and Safety of Percutaneous Single-Probe Cryoablation Using Liquid Nitrogen in the Treatment of Abdominal Wall Endometriosis" from Nîmes University Hospital in Nîmes, France, was published in the Journal of Personalized Medicine. The study, which enrolled 14 patients with a total of 23 AWE lesions, reported substantial pain relief, from a median pain scores of 8/10 (range: 6–10) pre-treatment to 0/10 (range: 0–2) at 3-month follow-up (p < 0.0001). MRI confirmed high procedural efficacy, demonstrating complete coverage of the ablation zone and disappearance of hemorrhagic inclusions in all cases. The retreatment rate was 14% (two patients), both of whom achieved satisfactory outcomes following repeat treatment with the same modality. The procedure was safe, with no peri- or post-procedural complications reported and and cosmetic outcomeswere escellent, with no visible scars. The resuls of this independent study on abdominal wall endometriosis was presented were presented by Prof. Julien Frandon at the Cardiovascular and Interventional Radiology Society of Europe Annual Meeting in Septembet 2026.

In September 2025, at the Cardiovascular and Interventional Radiology Society of Europe Annual Meeting, an independent study on abdominal wall endometriosis was presented by Prof. Julien Frandon of Nîmes University Hospital. The study reported that ProSense cryoablation was associated with significant pain reduction, with mean pain scores decreasing from 8 on a 1 to 10 scale prior to the procedure to approximately 1 following the procedure, and MRI findings showed resolution of hemorrhagic signals and necrotic changes in approximately 95% of treated cases. These results further support the potential of percutaneous cryoablation as a minimally invasive option for patients with symptomatic abdominal wall endometriosis.

Our Products

Existing Products

Our ProSense system is our second-generation cryoablation system comprised of two main parts, the main cryoablation system, our unique disposable probe, and the associated disposable introducer (guiding needle), which is used for procedures which are not in the breast. Our first product, the IceSense3 was initially designed for cryoablation of breast tumors. After identifying a number of additional possible applications for the use of our technology, such as treating lungs, kidneys, bones and other possible applications, in 2016 we launched our ProSense system as well as associated disposables (which, as shown below, are inserted into the body to conduct the freezing process). Currently, we sell ProSense in all territories in which we have regulatory approval, with the exception of China where we sell the IceSense3. In 2024, we completed the development stage of our XSense system, a more advanced system that may potentially enable the use of thinner cryoprobes and flexible probes (catheters). These capabilities may potentially enable us to expand into clinical applications such as atrial fibrillation, renal denervation and through further regulatory approvals.

The following illustration demonstrates the course of the cryoablation procedure with our ProSense system in an ultrasound of the breast:

Research and Development

We are currently commercializing our single probe ProSense system and its disposables and have completed the development of our XSense system. In addition, we are also focusing on developing our next generation MSense system. We started development of our first-generation system for technical proof concept process and evaluation of clinical application in 2006. In the beginning of 2009, we started to develop our IceSense3 system, which was later improved and replaced by the ProSense. Both the IceSense3 and ProSense are commercially available systems which include technical modifications to our first-generation system in order to perform clinical procedures. We started developing what was previously known as the MSense system in 2016, but did not commercialize it. As of March 17, 2026, we are in the initial stages of developing the MSense.

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

In the United States, we received 510(k) clearance for the XSense system with CryoProbes in June 2024 for all the indications for which ProSense has already received the requisite FDA clearance. We currently expect to submit an application for Medical Device Regulation, or MDR) approval for the XSense system with CryoProbes by the second half of 2026. Even if we complete development as planned, we do not yet know if and when we will begin to commercialize these systems or whether commercialization of such systems will lead to us generating increased revenue.

Regulatory Approvals

We have received a broad range of regulatory approvals for ProSense in the United States, Canada, European Union, Switzerland, China (IceSense3 system and CryoProbes only), Singapore, Hong Kong, Mexico, Australia, Israel, Colombia, Costa Rica, India, Thailand, Russia, South Africa, Taiwan, Brazil, Turkey, and Israel. Moreover, we are pursuing additional regulatory approvals in other indications in existing countries and in other countries where we believe that there is significant potential for sales. For example, we have made submissions for regulatory approval in China (for our ProSense system, which is an upgrade to the already approved IceSense3) and the United States (for specific approval for breast cancer).

We market our ProSense for a specific indication per the rules and medical device classification in the specific territory.

United States

In the United States, we received from the FDA 510(k) clearance for our IceSense3, ProSense and MSense and the related disposables. On December 10, 2007, we received initial 510(k) clearance for our IceSense3 system for ablation indications specific to urology, oncology, dermatology, gynecology, general surgery, thoracic surgery and proctology. On November 29, 2010, we received 510(k) clearance for our IceSense3 system for the ablation of breast fibroadenomas under general surgery. On December 20, 2019, we received 510(k) clearance to allow us to market and sell our IceCure family (which includes Icesense3, ProSense and MSense) systems for the treatment of breast fibroadenomas, prostate and kidney tissue, liver metastases, tumors, skin lesions, and other indications, and treat our products as “one family of products,” which means that any additional approval given by the FDA in relation to the family of products will apply automatically to the “family” as one product, without the need for FDA approval for each separate system; provided, however, that we expect to require individual approvals for our products from the FDA if we seek marketing approval for a new specific indication, as is the case for the use of these products for breast cancer.

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

On October 18, 2022, we submitted a De Novo Classification Request regulatory filing with the FDA for marketing authorization based on our ICE3 clinical trial interim analysis of ProSense for the indication of early-stage (Luminal A T1 invasive) low-risk breast cancer in patients who are at high risk to surgery (not suitable for surgical alternatives), representing approximately 43,000 women in the United States annually. The specific indication filed is based on interim data from our ICE3 trial and is in accordance with discussions we have had with the FDA, which granted ProSense BDD on March 31, 2021, enabling closer communications regarding our regulatory filing. Following subsequent interactions with the FDA, including submission of the full five-year ICE3 dataset, ProSense received FDA marketing authorization on October 3, 2025, for the treatment of biologically low-risk breast cancer in women aged 70 and above who receive adjuvant endocrine therapy.

On November 1, 2022, the CMS assigned payment to our ProSense breast cancer cryoablation procedures. The procedures were assigned as CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $4,000 for the facility fee alone. Additional coverage, including payment for the physician, is expected upon following our submission of an application for a permanent CPT Category I, or CAT I, code, which we currently expect to submit by June 2026, with a potential effective date of January 2028.

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

The European Union

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

Switzerland

In November 2025, we announced that Swissmedic, Switzerland’s regulatory authority for medical devices, granted regulatory approval for our ProSense cryoablation system and its disposable CryoProbes for indications including breast, lung, liver, and kidney cancer. This approval permits the commercial marketing and clinical use of ProSense for such indications in Switzerland.

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

Japan

In Japan, our ProSense and disposables are not yet approved by the Japanese regulatory authority, the Pharmaceuticals and Medical Devices Agency, or PMDA. We started to sell our products in Japan as “experimental products” under “private doctor importation” licenses in low quantities. Currently, without approval from the PMDA, we are only able to sell a limited number of ProSense systems and disposables under “private doctor importation” licenses. Following our distribution agreement with Terumo, Terumo will be responsible and bare all costs of obtaining regulatory approval for breast cancer from the PMDA to sell our products in Japan. We expect that Terumo will submit a regulatory request for breast cancer indication for our ProSense system in the second half of 2026.

Thailand

In Thailand, our products have the Ministry of Public Health approval for our ProSense system and associated disposables to treat malignant breast tumors and other intended uses.

Israel

In Israel, we have received the AMAR authorization for use of our freezing technology for freezing of benign and malignant tumors, including and among others, breast, lungs, bones, kidney and other indications which enables us to market our products and will allow doctors in Israel to use our product for those indications listed above. In September 2025, the AMAR approved our XSense system with CryoProbes for commercial use across multiple indications including in gynecology, oncology and general surgery.

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

Commercialization

We began selling our IceSense3 and disposable probes in small quantities, for cryoablation of fibroadenoma in the United States in 2011. As of 2012, we began selling all of our products (IceSense3, ProSense and disposables) in the United States and other countries, with sales generated primarily by our sponsored ICE3 trial and independent clinical trials not sponsored by us. Following limited commercialization efforts that took place during our research and development phase, in 2018 and 2019, we started to increase our commercial efforts to sell our products to distributors and end users in the United States, Europe and Asia. Since then, we continued our commercialization efforts and intend to continue to commercialize our products during 2026 and beyond.

As part of our strategy of raising awareness for our products and proprietary technologies within the medical community, although no formal agreement exists, in light of the ASBrS’s importance in our industry, we are operating in the United States with them as the leading organization and also with other organizations, such as the SIR, SIO, Society of Breast Imaging, and others that sets guidelines for breast cancer treatment. In March 2026, the ASBrS updated its treatment resource guide to include cryoablation as a recommended option for the treatment of low-risk breast cancer in patients aged 70 and above.

We are also continually seeking to collaborate with additional societies like CIRSE, ECIO, EUSOBI who represent the EU relevant societies. We are seeing growing demand from key societies seeking to expand the breast cancer cryoablation course and education program to offer their members. on top of that. We are Expanding collaboration with key opinion leaders in additional territories such as China, Italy, France, Spain, India, Brazil, Hong Kong, Japan and Germany in order to create awareness, offer observing live procedures to train new users globally and collect clinical evidence for our technology in such territories.

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

We currently have distribution agreements in Japan, Mainland China, Italy, France, Spain, Hong Kong, , Poland, Turkey, India, Brazil, Portugal, Romania , Germany, Switzerland, Greece, South Africa and other countries. We are reviewing new opportunities for collaboration with distributors across Europe as well. Below are the countries where we currently have distribution agreements.

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

In addition to our distribution agreements and other aspects of our product revenues and growth strategies, as described below, commercialization of our products is also highly dependent on the receipt of Current Procedural Terminology, or CPT, characterization in the United States. On July 2, 2019, our application for a CPT category III codes (0581T) describing the use of cryoablation for treating cancerous breast tumors was approved by the American Medical Association. On November 1, 2022, the CMS assigned payment to our ProSense breast cancer cryoablation procedures. The procedures were assigned as CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $4,000 for the facility fee alone. Additional coverage, including payment for the physician, is expected following our submission of an application for a permanent CPT Category I code, which we currently expect to submit by June 2026, with a potential effective date of January 2028. We are currently pursuing the establishment of additional CAT I codes for breast cancer cryoablation, which is required in order to make procedures with our products eligible for reimbursement from insurance companies in the United States. Even if we are successful in obtaining approval for our products for entry into additional CPT I category codes, these changes generally take over 24 months to go into effect, usually at the start of a new calendar year.

In order to cause our products to receive entry into additional CPT I categories, we intend to work with the ASBrS and conduct registry trials to collect additional data that we believe will support the use of our system and technology as a viable treatment option for breast cancer. We believe that by conducting such trials and collecting such data, which will result in increased use of our products, and potentially additional publications regarding their use, the ASBrS may amend its resource guide and enable our treatment system to receive CPT I approval, which could enable medical providers to receive appropriate reimbursement for treatment through our systems. At this time, it is unlikely that our ProSense (or any future system) will be eligible for rebates from insurance companies and other third-party payers without specific regulatory approvals for specific indications. Specific indications such as kidney cancer, liver cancer, bone tumors (under cryoanalgesia) have CPT I codes and reimbursement in a level of US$ 5,000-$9,000 per case. At this time, we have yet to initiate any marketing efforts for these indications.

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

The minimum aggregate consideration that Terumo owes us under the Terumo Japan Agreement is approximately $13.2 million, of which, as of the date of this annual report on Form 20-F, we have received $4 million as proceeds for distribution rights, knowledge sharing, the first purchase order, and another $708 thousand for the sale of our products and services.

Pursuant to the Terumo Japan Agreement, we recognized revenues of $274 thousand in 2023, representing the final recognition of revenues under the agreement, with no further revenues recognized in 2024 or 2025.

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

To date, we have received up-front payments in a total aggregate amount of $450,000 under the Terumo Thailand Agreement. The minimal aggregate consideration that Terumo Thailand owes us under the agreement is approximately $7.2 million, of which $450,000 is to be paid in three equal installments of $150,000 for the sole distribution rights, transferring the regulatory approval from our regulatory agent to Terumo Thailand and knowledge sharing and $329,000 for the first purchase order. In 2021, we received $498,000 in furtherance of the first purchase order. In 2024 and 2025 we received $11,000 and $4,000 in orders, respectively. As of March 17, 2026, Terumo Thailand has not purchased the minimum quantities pursuant to the Terumo Thailand Agreement. We are currently evaluating our commercial activities in Thailand.

Mainland China

On June 12, 2022, we signed an exclusive distribution agreement for the IceSense3 and disposable probes with Shanghai Medtronic Zhikang and Beijing Turing. Pursuant to the agreement, Shanghai Medtronic Zhikang served as the exclusive distributor of the IceSense3 and its disposable probes in mainland China for an initial period of three years, with minimum purchase targets of $3.5 million for this period. While Shanghai Medtronic Zhikang was responsible for conducting all marketing, sales, and certain professional training, Beijing Turing was responsible for the import, installation, and after-sales service of IceSense3 systems in mainland China.

Shanghai Medtronic Zhikang did not fulfil its minimum purchase target of $3.5 million by April 30, 2025, and as a result, the distribution agreement expired in accordance with its terms. We currently sell our products in China through Beijing Turing.

Furthermore, pursuant to our arrangements with Beijing Turing, we remain responsible for obtaining and maintaining any and all regulatory approvals in mainland China required for marketing, promotion, distribution, sale and use of the products issued by the NMPA, its local branches or any other government authorities. We have already obtained regulatory approvals for the IceSense3/ProSense system and for the disposable IceSense3/ProSense CryoProbes for commercial procedures. In January 2025, we filed a submission for regulatory approval of ProSense and CryoProbes in China with the NMPA.

India

As of March 17, 2026, we have two distribution partners in India, Novomed Ltd covering Maharashtra and certain territories in the north region of India and EMT Electronics Manufacturing Technologies Ltd covering certain states in the south region of India. The agreement with EMT Electronics Manufacturing Technologies Ltd. is scheduled to expire on March 31, 2026, and we currently do not expect to extend the agreement upon its expiration. Our ProSense system is installed in certain Tata Medical Center locations in Mumbai and other locations across India, a renowned hospital for oncology in India.

Brazil

In June 2021, we entered into an exclusive distribution agreement for the sale, marketing and distribution of our products in Brazil with Ktrfios. With ANVISA regulatory approval granted in October 2023, we are collaborating with key hospitals and key opinion leaders with a view to expanding the use of our technology in Brazil.

Intellectual Property

Our intellectual property portfolio consists of 46 issued patents (16 in the United States, 19 in Europe, 3 in Great Britain, 3 in China, and 5 in Japan), as further detailed in the table below.

Patent No.	Application No.	Title	Type of Patent Application	Type of Patent Protection	Expiration Date	Country	PCT No.
7967815	12/731,219	Cryosurgical Instrument with Enhanced Heat Transfer	Utility patent	Machine	03/25/2030	US	PCT/US2011/025663
	2549941		Utility patent	Machine	02/22/2031	France
	602011054052.1		Utility patent	Machine	02/22/2031	Germany
2549941	11715783.4		Utility patent	Machine	02/22/2031	Europe

7967814	12/700,761	Cryoprobe with Vibrating Mechanism	Utility patent	Machine	02/05/2030	US	N/A

8162812	12/722,845	Combined Cryotherapy and Brachytherapy Device and Method	Utility patent	Machine and Process	03/12/2030	US	N/A

7938822	12/778,172	Heating and Cooling of Cryosurgical Instrument Using a Single Cryogen	Utility patent	Machine	05/12/2030	US	PCT/US2011/031722
2533716	11725226.2		Utility patent	Machine	09/14/2031	Europe

8080005	12/846,047	Closed Loop Cryosurgical Pressure and Flow Regulated System	Utility patent	Machine	07/29/2030	US	N/A

103402449	201180068737.1	Cryosurgical Instrument with Redirected Flow	Utility patent	Machine	12/29/2031	China	PCT/US2011/067858
EP2683315	2683315		Utility patent	Machine	12/29/2031	Great Britain
	2683315		Utility patent	Machine	12/29/2031	France
	602011031296.0		Utility patent	Machine	12/29/2031	Germany
	502016000113273		Utility patent	Machine	12/29/2031	Italy
2683315	11819145.1		Utility patent	Machine	12/29/2031	Europe

7425211	11/462,244	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	11/24/2026	US	N/A

7803154	11/832,778	Cryogenic Probe for Treating Large Volume of Tissue	Utility patent	Machine	04/19/2027	US	N/A

8709005	13/232,203		Utility patent	Machine	04/14/2032	US
EP2696785	2696785	Coiled Heat Exchanger for Cryosurgical Instrument	Utility patent	Machine	09/14/2031	Great Britain	PCT/US2011/051529
	2696785		Utility patent	Machine	09/14/2031	France
	602011031962.0		Utility patent	Machine	09/14/2031	Germany
	502016000122670		Utility patent	Machine	09/14/2031	Italy
9050075	14/133980		Utility patent	Machine	09/14/2031	US
2696785	11760933.9		Utility patent	Machine	09/14/2031	Europe

8906004	14/204,175	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine	09/14/2031	US	N/A

9039689	14/547,483	Phase Separation of Cryogen in Cryosurgical Instrument	Utility patent	Machine	09/14/2031	US	N/A
11633224	16-785,686	Cryogen Pump	Utility patent	Machine and process	06/26/2041	US	N/A
7219498	2021-12530	Cryogen Pump	Utility patent	Machine and process	01/28/2041	Japan	N/A
EP3868320	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Europe	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	France	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Germany	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Italy	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Switzerland	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	The Netherlands	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Turkey	N/A
	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	UK	N/A

ES2919851T3	21151413.8	Cryogen Pump	Utility patent	Machine and process	01/13/2041	Spain	N/A
7465002	2022-91916	Cryogen flow control	Utility patent	Machine and process	06/06/2042	Japan	N/A
12167880	18/184-693	Cryogen Pump	Utility patent	Machine and process	02/17/2040	U.S.	N/A
12215811	17/866-614	Cryogenic System Connector	Utility patent	Machine and process	09/25/2042	U.S.	N/A
4309604	23180921.1		Unitary Patent*	Machine and process	06/22/2043	Europe*
7612237	2023115854	Cryogenic System Connector	Utility patent	Machine and process	07/14/2043	Japan	N/A
12426934	17681868	Cryogen flow control	Utility patent	Machine and process	12/25/2047	U.S.	N\A
116650093	202210632514.3	Cryogen flow control	Utility patent	Machine and process	06/06/2042	China	N\A
7612233	23088275A	Cryogenic System with Multiple Immersion Pumps	Utility patent	Machine and process	05/30/2043	Japan	N/A
113243983	202110145919	Cryogen Pump	Utility patent	Machine and process	02/02/2041	China	N/A
12527613	18464309	CRYOPROBE	Utility patent	Machine and process	04/27/2044	U.S.	N/A
7785142	2024155459	CRYOPROBE	Utility patent	Machine and process	09/10/2044	Japan	N/A

*	A unitary patent is a single EU patent that is registered as having "unitary effect" and provides uniform protection across all participating EU member states (currently 18 states).

Our intellectual property covers our technological platform, as well as innovative developments that will be used in our future products. 14 patents are not currently used by us for the development of our current and future technology and products and the expiry has not affected our business.

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

Production and Manufacturing

The majority of the manufacturing of the ProSense system’s components is outsourced, and we complete the final assembly and testing in our facility in Israel. The majority of the manufacturing of our disposables, including sterilization and packaging, is outsourced. We conduct the final tests at our facility.

The various components of our ProSense and probes are purchased and manufactured by several vendors and subcontractors. We are engaged with approximately 80 suppliers of components for our ProSense system and its disposables. The primary suppliers for our ProSense system and disposables are M. Shoham LTD, J.H. Avidan LTD and Concept Group LLC.

We consistently monitor our inventory levels, manufacturing and distribution capabilities, and maintain recovery plans to address potential disruptions that we may encounter. In the future, as we scale up our sales and production further, we may implement a turnkey operation with select manufacturers for our probes.

We enter into quality agreements with our vendors and subcontractors. Pursuant to such agreements, we and the subcontractor will provide the parts and raw materials, components and/or perform the assembly of such components and/or service in accordance with specific terms of the mutually agreed work instructions and purchase orders. The agreements define the responsibilities of each party and the regulatory and compliance requirements that apply and contain industry-standard terms and guidelines.

We entered into agreements with three contract manufacturers for the production of our XSense consoles and for the production of CryoProbes, pursuant to which the subcontractors shall be responsible for purchasing the components and raw materials, in a full turnkey model, in accordance with our specifications and work instructions. The engagements and quality agreements with these contract manufacturers set out the responsibilities of the parties and the applicable regulatory and compliance requirements and industry-standard terms and guidelines.

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

For tumors in other organs, other alternatives to surgical removal or cryoablation are available, such as thermal ablation, (including RFA, MVA and high intensity focused ultrasound). Our primary direct competitors also include other cryoablation companies, such as Galil Medical Ltd., part of Boston Scientific Corporation, EndoCare, Inc., part of Siemens Healthineers AG, Hygea Medical Technology Co. Ltd., and Beijing Sunshine Yibang Medical Technology Co., Ltd (the latter two of which operate mainly in China) for interventional radiology. Hygea Medical Technology Co. Ltd. is a company that also uses LN2-based technology. Unlike these competitors who have a multi probe system in the market, we are still developing our MSense system. Despite this, we believe that our LN2-based cryoablation technology is superior to those of our competitors, including Galil Medical and EndoCare, for a variety of reasons, including the following:

●	our cryoablation LN2 technology allows deeper freezing temperatures, in the range of -150° to -170° Celsius, which results in faster and more efficient destruction of the tumor cells;

●	our LN2 technology allows us to achieve lower temperatures faster, potentially leading to shorter procedures;

●	our effective ablating zone for one probe is greater than that of technologies utilizing argon-based technology probes (we are able to use one probe, while argon-based technologies need more than one probe to create the same killing zone, at the same time);

●	using one probe in our technology is more cost-effective, less complicated, and easier to use for most physicians.

●	the price of argon gas is significantly higher and less available in some territories than LN2 which makes our procedures more cost-effective.

●	Argon gas is stored in 4,500 PSI (6,000 PSI in the United States only) gas balloons, which potentially creates a risk of explosion, whereas our LN2 is stored in low-pressure containers, which present less risk. The European authorities have issued a new directive forbidding patients from being in the same room as Argon gas balloons for safety reasons. Argon gas supply in large balloons (70 L) requires 2-3 balloons per average procedure, making it difficult to handle and store. LN2 is supplied by small 25L and 2 L Dewars (for ProSense) and is easy to handle, allowing for office-based procedures.

We believe that these technological advantages will enable us to compete effectively with our competitors. In addition, we believe that by completing the development and initiating commercialization of our next generation XSense and future MSense systems, we will be able to compete even more effectively with our competitors.

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

Third-Party Payors Coverage and Reimbursement

Procedures using our products to treat breast cancer are not reimbursed currently by private or governmental third-party payors in the United States. On November 1, 2022, the CMS assigned our ProSense breast cancer cryoablation procedures with CPT Category III code 0581T to ambulatory payment classification 5091, Level 1 Breast/Lymphatic Surgery and Related Procedures. This payment assignment for the procedure went into effect on January 1, 2023, opening the potential for facilities to be paid, on a case-by-case basis, for these procedures subject to our receipt of FDA marketing authorization of ProSense for breast cancer. Under the temporary CPT Category III code, the ProSense procedure is priced for coverage by the CMS at approximately $4,000 for the facility fee alone. The Company may request an extension to the temporary CPT Category III code, which is due to expire on December 31, 2029. Additional coverage, including payment for the physician, is expected following our submission of an application of a permanent CPT CAT I code, which we currently expect to submit by June 2026, with a potential effective date as early as January 2028.

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

Our research and development efforts were financed in part through royalty-bearing grants from the Israel Innovation Authority, or the IIA. As of December 31, 2025, we have received the aggregate amount of approximately $2.7 million (including accumulated interest) from the IIA for the development of our products. With respect to such grants, we are committed to pay certain royalties up to the total grant amount, including accumulated interest. As of December 31, 2025, we paid approximately $779 thousand. Regardless of any royalty payment, we are further required to comply with the requirements of the Research Law, with respect to those past grants. When a company develops know-how, technology or products using IIA grants, the terms of these grants and the Research Law restrict the transfer of such know-how, and the transfer of manufacturing or manufacturing rights of such products, technologies or know-how outside of Israel, without the prior approval of the IIA. This may restrict our ability to move the production of our products outside of Israel, or to sell intellectual property and other know-how. Further, should we move our production outside of Israel, we may be subject to repayment of 120% or more of the grants.

The royalty rate we have undertaken to pay the IIA is 3.5%, and in any event up to the level of the grant, including accumulated interest, being linked to the exchange rate of the U.S. dollar and bearing Libor interest. Starting from the second half of 2017, new directives were introduced, according to which small companies (up to an annual turnover of $70 million) are to pay royalties of 3%.

The total sum of royalties, including accumulated interest, we are required to repay the IIA, as of December 31, 2025 was approximately $1.9 million, net, after deducting the sums we paid as royalties to the IIA.

C.	Organizational Structure.

We have three wholly-owned subsidiaries: IceCure Medical Inc., IceCure Medical HK Limited and IceCure (Shanghai) MedTech Co., Ltd., a Chinese company fully owned by the subsidiary in Hong Kong.

IceCure Medical Inc. is our wholly-owned subsidiary incorporated in the State of Delaware. IceCure Medical Inc. is engaged in business development, marketing and selling our products in the United States.

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

The following discussion and analysis of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Cautionary Note Regarding Forward-Looking Statements” and under “Item 3.D. Risk Factors” elsewhere in this annual report on Form 20-F. Our discussion and analysis for the year ended December 31, 2024 compared to the year ended December 31, 2023 can be found in our annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025.

Overview

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on LN2 for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors, including those found in the breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system. The ProSense system has received marketing authorization from the FDA for the local treatment of low-risk breast cancer with adjuvant endocrine therapy for women aged 70 and above, including patients who are not suitable for surgical alternatives for breast cancer treatment.

Alongside our continued efforts at improving our core technology, including our flagship product, the ProSense system, which has received FDA marketing authorization for patients with low risk breast cancer when combined with adjuvant endocrine therapy for women aged 70 and over, we are also focused on new product developments. This includes our XSense system with CryoProbes for which we have received 510(k) regulatory clearance from the FDA. We believe that the XSense system with CryoProbes can serve as a platform that will allow us to develop other unique CryoProbes and catheters and expand our clinical applications, and that it is also more efficient, intuitive and user friendly compared to our existing ProSense system. Our pipeline also includes MSense which could enable the treatment of multiple and larger tumors (see “Item 4.B. Business Overview – Our Products – Research and Development” for additional information).

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

Comparison of the Years Ended December 31, 2025 and 2024

Results of Operations

The following table summarizes our results of operations for the periods presented.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Revenues	$3,379	$3,291
Cost of revenues	2,153	1,840
Gross profit	$1,226	$1,451
Research and development expenses	7,433	7,096
Marketing and sales expenses	4,358	6,296
General and administrative expenses	4,529	3,755
Operating loss	$15,094	$15,696
Finance income, net	(37)	(378)
Net loss and comprehensive loss	$15,057	$15,318
Basic and diluted net loss per share	$0.24	$0.30

Revenues

The following table summarizes our revenues through types for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Disposables	$2,053	$1,828
Systems	1,326	1,363
Exclusive distribution agreement and other services	-	100
Total	$3,379	$3,291

Our revenues for the year ended December 31, 2025 increased by $88 thousand, or 3%, to 3,379 thousand, compared to $3,291 thousand for the year ended December 31, 2024. Our total revenue from sales of systems and disposables for the year ended December 31, 2025, increased by 6% to $3,379 thousand, compared to $3,191 thousand for the year ended December 31, 2024, an increase of $188 thousand. Sales of disposables for the year ended December 31, 2025 increased to $2,053 thousand, compared to $1,828 thousand for the year ended December 31, 2024, an increase of $225 thousand, or 12%. Sales of systems for the year ended December 31, 2025 were $1,326 thousand, compared to $1,363 thousand for the year ended December 31, 2024, a decrease of $37 thousand, or 3%. There was no revenue recognition from our exclusive distribution agreement in Japan and other services for the year ended December 31, 2025 compared to $100 thousand for the year ended December 31, 2024, a decrease of 100%.

The following table summarizes our revenues by geographic region for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
United States	$908	$870
Japan	282	481
India	120	413
China	108	41
Israel	24	30
Other	1,937	1,456
Total	$3,379	$3,291

Our revenue in the United States amounted to $908 thousand for the year ended December 31, 2025, compared to $870 thousand for the year ended December 31, 2024, an increase of approximately $38 thousand, or 4%. Our revenue in Japan, including revenue recognition from exclusive distribution rights and other services and revenue from the sale of products, amounted to $282 thousand for the year ended December 31, 2025, compared to $481 thousand for the year ended December 31, 2024. Our revenue in India amounted to $120 thousand for the year ended December 31, 2025, compared to $413 thousand for the year ended December 31, 2024, a decrease of approximately $293 thousand, or 71%. Our revenue in China amounted to $108 thousand for the year ended December 31, 2025, compared to $41 thousand for the year ended December 31, 2024, an increase of approximately $67 thousand, or 163%. Our sales in Israel and other territories, including Europe, amounted to $1,961 thousand for the year ended December 31, 2025, compared to $1,486 thousand for the year ended December 31, 2024, an increase of $475 thousand of 32%.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Raw materials, subcontractors, and auxiliary materials (including changes in inventories)	$913	$832
Payroll and related benefits (including share-based compensation))	724	585
Depreciation	178	186
Royalties to IIA	101	99
Shipping	87	44
Others	150	94
Total	$2,153	$1,840
Gross profit	$1,226	$1,451
Gross margin %	36%	44%

Our cost of revenues for the year ended December 31, 2025 increased by 17% to $2,153 thousand, compared to $1,840 thousand for the year ended December 31, 2024, whereas our gross profit for the year ended December 31, 2025 decreased by $225 thousand, or 16%, to $1,226 thousand, compared to $1,451 thousand in the year ended December 31, 2025. The increase in our cost of revenues in 2025 was primarily attributable to an increase in raw material costs, subcontractor costs and auxiliary material costs, an increase in payroll and related benefits and other costs. The decrease in gross profit and gross margin was primarily attributable to the increase in cost of revenues and the decrease in revenues from our exclusive distribution agreement in Japan and other services.

Research and development expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Payroll and related benefits (including share-based compensation)	$5,634	$5,436
Raw materials, subcontracted work and consulting	689	734
Clinical trials	355	181
Others	755	745
Total	$7,433	$7,096

Research and development, or R&D, expenses increased by 5% to $7,433 thousand, compared to $7,096 thousand in 2024. The increase is primarily due to an increase in clinical trials and payroll and related benefits which were partially offset by a reduction in our development expenses for the XSense system.

Sales and marketing expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Payroll and related benefits (including share-based compensation)	$2,571	$2,639
Consultants and professional services	750	2,518
Travel	280	426
Conferences	329	286
Sales Commissions	36	96
Advertising and promotion	116	32
Others	276	299
Total	$4,358	$6,296

Selling and marketing expenses for the year ended December 31, 2025 decreased by 31% to $4,358 compared to $6,296 thousand in 2024. The decrease in selling and marketing expenses in 2025 compared to 2024 is mainly attributable mainly to costs associated with consultants and professional services related to the reopening of our De Novo classification approval case with the FDA and the associated convening of the Advisory Panel, a decrease in travel and a decrease in payroll and related benefits expenses.

General and administrative expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Year Ended December 31,
U.S. dollars in thousands	2025	2024
Professional services	$1,895	$1,955
Payroll and related benefits (including share-based compensation)	2,427	1,624
Others	207	176
Total	$4,529	$3,755

General and administrative expenses for the year ended December 31, 2025 increased by 21% to $4,529 thousand, compared to $3,755 thousand for the year ended December 31, 2024. This increase is primarily attributable to an increase in payroll and related benefits mostly attributed to increase in share-based compensation expenses and the depreciation of the USD against the NIS. The increase was partially offset by a decrease in directors and officers insurance and legal expenses.

Operating loss

Based on the foregoing, our operating loss decreased from $15,696 thousand for the year ended December 31, 2024 to $15,094 thousand for the year ended December 31, 2025. The decrease is primarily attributable to the decrease in sales and marketing expenses, partially offset by the decrease in gross profit and the increase in research and development and general and administrative expenses.

Finance income, net

Finance income, net for the year ended December 31, 2025 was $37 thousand, compared to $378 thousand for the year ended December 31, 2024. The decrease in our net financial income is primarily attributable to the decrease in our short-term deposits and the income from interest on such short-term deposits.

Net loss

Net loss for the year ended December 31, 2025 decreased by 2% to $15,057, compared to $15,318 thousand for the year ended December 31, 2024. The decrease is primarily attributable to the decrease in operating loss which was mostly offset by the decrease in net financial income.

B.	Liquidity and Capital Resources.

Overview

Since our inception through December 31, 2025, we have funded our operations principally from public offerings and private placements of our securities, loans, revenues from sale of products and distribution agreements, and grants received from the IIA. As of December 31, 2025, we had $8.9 million in cash and cash equivalents, including short-term deposits.

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

The table below presents our cash flows for the periods indicated.

USD in thousands	2025	2024
Net cash used in operating activities	(14,574)	(12,563)
Net cash provided by (used in) investing activities	(36)	446
Net cash provided by financing activities	15,834	9,187
Net increase (decrease) in cash and cash equivalents	1,224	(2,930)

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

Net cash used in operating activities for the year ended December 31, 2025 increased by $2,011 thousand to $14,574 thousand, compared to $12,563 thousand for year ended December 31, 2024, which reflects an increase in 2025 cash operational activities compared to 2024.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025, was $36 thousand compared to net cash of $446 thousand provided by the year ended December 31, 2024. The net cash used in investing activities for the year ended December 31, 2025 is attributable to the purchase of property and equipment for $36 thousand. Net cash provided by investing activities for year ended December 31, 2024 is attributable to a withdrawal of short-term deposits of $529 thousand, which are offset, in part, by the purchase of property and equipment for $71 thousand and investment in restricted deposits of $12 thousand.

Financing Activities

Net cash provided by financing activities increased by $6,647 to $15,834 thousand for the year ended December 31, 2025, compared to $9,187 thousand for the year ended December 31, 2024. The increase is primarily attributable to the issuance of Ordinary Shares, net of issuance costs, through the Rights Offering and through use of our at-the-market, or ATM, facility and exercise of warrants and pre-funded warrants.

Financial Arrangements

As of December 31, 2025, our credit arrangements include grants from the IIA.

Since 2022, we have funded our operations mainly through public offerings, raising an aggregate amount of net proceeds of $41 million.

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

On January 12, 2024, we entered into an equity distribution agreement with Maxim Group LLC, or Maxim, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim, otherwise known as an ATM facility. The Ordinary Shares were offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We paid Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and provided Maxim with customary indemnification and contribution rights. We reimbursed Maxim for certain specified expenses. As of December 31, 2025, we had sold 10,764,315 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $9.7 million and aggregate net proceeds of $9.2 million.

On January 13, 2025, we entered into a second equity distribution agreement with Maxim as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $13,960,500 from time to time through Maxim. The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 13, 2024. We will pay Maxim a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and will provide Maxim with customary indemnification and contribution rights. We also agreed to reimburse Maxim for certain specified expenses. On January 8, 2026, we amended the second equity distribution agreement with Maxim to extend its termination date from January 13, 2026 to March 13, 2026. As of March 13, 2026, we sold 5,990,915 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of $6.6 million and aggregate net proceeds of $6.3 million.

On May 17, 2025, we entered into an unsecured loan agreement, as borrower, with Epoch, as lender, pursuant to which we received a bridge loan, or the Bridge Loan, in a principal amount of $2.0 million. The Bridge Loan bears interest at a rate equal to the interest rate of a 12-month U.S. Treasury bond in effect on May 17, 2025, calculated on the basis of a 365-day year from the date of disbursement until the date of actual repayment. The principal amount of the Bridge Loan, together with any accrued interest, is required to be repaid no later than one calendar year from May 17, 2025. We may repay the Bridge Loan at any time prior to its maturity date without penalty. If, prior to the maturity date, we raise capital in an equity transaction other than through our at-the-market offering facility or any other equity line, the amount raised in such transaction, up to the outstanding amount of the Bridge Loan, is required to be used to prepay the Bridge Loan, subject to Epoch’s participation in such equity transaction. Upon completion of the Rights Offering (as defined below), we repaid the Bridge Loan in full.

On June 25, 2025, our board of directors approved a rights offering, or the Rights Offering, to holders of our Ordinary Shares. We engaged Maxim to act as dealer-manager in connection with the Rights Offering. In the Rights Offering, we distributed to eligible shareholders non-transferable subscription rights, or Subscription Rights, to purchase up to an aggregate of 10,000,000 units, or Units, at a subscription price of $1.00 per whole Unit. Each Subscription Right entitled its holder to purchase 0.1703 of a Unit. Each Unit consisted of one Ordinary Share and one warrant to purchase one Ordinary Share, or, at the holder’s election, one Unit comprised of one pre-funded warrant to purchase one Ordinary Share and one warrant to purchase one Ordinary Share, in each case at a subscription price of $0.9999 per Unit. Epoch committed to exercise its Subscription Rights in full and any over-subscription privilege to purchase Units not subscribed for by other shareholders with an aggregate subscription price of up to $5.0 million.

On July 10, 2025, we commenced the subscription period for the Rights Offering. The Subscription Rights were exercisable only during the subscription period and were non-transferable. On July 28, 2025, the subscription period for the Rights Offering expired. The Rights Offering was oversubscribed, with aggregate demand approximately two times the size of the offering, and was completed on or about August 1, 2025. In connection with the Rights Offering, we issued approximately 9,954,756 Ordinary Shares, warrants to purchase 9,999,994 Ordinary Shares and pre-funded warrants to purchase up to 45,238 Ordinary Shares, and received aggregate gross proceeds of approximately $10 million before deducting dealer-manager fees and other offering expenses.

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

As of December 31, 2025, our cash and cash equivalents, including short-term deposits, were $8.9 million, and we had working capital of $7,781 thousand and an accumulated deficit of $120,436 thousand. As of March 13, 2026, the Company’s cash, cash equivalents, and short-term deposits were approximately $4.7 million. The Company’s current cash and cash equivalents position is not sufficient to fund its planned operations for at least the next 12 months beyond the filing date of this Annual Report. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products. The financial statements do not include any adjustments relating to the recoverability and classification of assets, carrying amounts or the amount and classification of liabilities that may be required should the Company be unable to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of these uncertainties; however, we expect that we will require substantial additional capital to continue the development of, and to commercialize our products. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

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

For a description of our research and development programs and the amounts that we have incurred over the last two years pursuant to those programs, please see “Item 5.A. Operating Results— Operating Expenses— Research and Development Expenses” and “Item 5.A. Results of Operations— Comparison of the year ended December 31, 2025 to the year ended December 31, 2024— Research and Development Expenses, net.”

D.	Trend Information

We are subject to a number of trends and uncertainties that we believe are reasonably likely to have a material impact on our financial condition and results of operations.

Commercialization of Breast Cancer Indication

In October 2025, the FDA granted De Novo authorization for the use of our ProSense system for the treatment of early-stage, biologically low-risk breast cancer in a defined patient population. We expect commercialization efforts in 2026 to focus on physician training, reimbursement engagement, recruitment of sales representatives and distributor expansion. However, revenue growth will depend on physician adoption, reimbursement coverage and patient acceptance.

Reimbursement Environment

The absence of broad third-party reimbursement coverage for certain indications remains a significant factor that may limit adoption. We are engaged in efforts to expand reimbursement pathways, but timing and outcomes remain uncertain.

Capital Requirements

We expect operating losses and negative cash flows to continue in 2026 as we expand commercialization and continue development of MSense. As a result, we will likely require additional capital.

Geopolitical Risks

Ongoing regional instability in Israel may impact our operations, workforce availability and supply chain continuity.

Competitive Landscape

The cryoablation and minimally invasive oncology markets remain highly competitive and subject to technological innovation.

Additional trends and uncertainties that may affect our business are described elsewhere in this Annual Report, including in “Item 3.D. Risk Factors,” “Item 4.B. Business Overview,” “Item 5.A. Operating Results,” “Item 5.B. Liquidity and Capital Resources,” and “Item 10.C. Material Contracts.”

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

We describe our significant accounting policies more fully in Note 2 to our financial statements for the year ended December 31, 2025, included elsewhere in this annual report on Form 20-F. We believe that the accounting policies below are critical in order to fully understand and evaluate our financial condition and results of operations.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management.

The following table sets forth information regarding our executive officers, key employees and directors as of the date of this annual report:

Name	Age	Position
Ron Mayron(3)(8)	61	Chairman of the Board of Directors

Eyal Shamir(7)	65	Chief Executive Officer, Director

Ronen Tsimerman(9)	56	Chief Financial Officer

Shay Levav	49	Chief Operating Officer

Naum Muchnik	48	Vice President, Research, Development and Engineering

Tlalit Bussi Tel-Tzure	53	Vice President, Business Development and Global Marketing

Merav Nir Dotan	56	Vice President, Human Resources

Shad Good	48	Vice President, Sales for North America

Li Haixiang(3)(8)	52	Director

Vincent Chun Hung Chan (1)(2)(5)(7)	61	Director

Yang Huang(6)	46	Director

Sharon Levita (1)(2)(3)(4)(5)	57	Director

Yonatan Malca (1)(2)(3)(4)(5)	59	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee and Financial Statement Examination Committee
(3)	External Director (as defined under Israeli law)
(4)	Independent Director (as defined under Israeli law)
(5)	Independent Director (as defined under Nasdaq Stock Market rules)
(6)	Class I director, who shall hold office until our annual general meeting of shareholders to be held in 2026 until a successor is elected and qualified.
(7)	Class II director, who shall hold office until our annual general meeting of shareholders to be held in 2027 until a successor is elected and qualified.
(8)	Class III director, who shall hold office until our annual general meeting of shareholders to be held in 2028 until a successor is elected and qualified.
(9)	On February 9, 2026, Mr. Tsimerman resigned from his position as Chief Financial Officer, but will continue to serve in his position until a successor is appointed.

Ron Mayron, Chairman of the Board of Directors

Mr. Ron Mayron has served as Chairman of our board of directors since December 2017.  Mr. Mayron has served as chairman of the board of directors of Resymmetry Ltd. from July 2016 to January 2022, InnoCan Pharma Corporation (CSE: INNO, FWB: IP4, OTC: INNPF) from November 2017 to October 2025, Virility Medical LTD from October 2019 to March 2023 and as a member of the board of directors of G-Med Ltd. since September 2015, Kaizen Bio-Tec Ltd. since May 2017, Simplivia Ltd. from May 2019 to January 2026, Matricelf LTD (TASE-MTLF.TA) Chairman of the board since October 2025, Kadimastem LTD (TASE: KDST) from December 2020 to December 2023, Entera Bio Ltd. (NASDAQ: ENTX) from March 2021 to July 2024 and DNA Biomedical Solutions (TASE: DNA) from March 2021 to May 2023, Ir-Med, Inc. (OTC:IRME) since March 2021, NureXone (CDNX) from December 2021 to July 2023. Mr. Mayron has also served as the founder and chief executive officer of RonMed Ltd. Prior to that, Mr. Mayron served as a member of the board of directors of EclipeIR (USA) Inc. from June 2016 to September 2019 and BioLight Life Sciences Investments Ltd. (TASE: BOLT) from August 2015 to July 2024. Mr. Mayron also served in various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA, TASE: TEVA) from 1993 to 2014, including as vice president–Israel and Africa and chief executive officer of Teva Israel from 2009 to 2013. Mr. Mayron received his B.Sc. in industrial and management engineering from Ben-Gurion University of the Negev, Israel and MBA from Tel-Aviv University, Israel. Mr. Mayron also completed a special senior management and global leadership programs at the Massachusetts Institute of Technology (M.I.T), Boston and managerial skills for international business and executive international marketing programs at Insead University, France.

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

Ronen Tsimerman, Chief Financial Officer

Mr. Ronen Tsimerman has served as our Chief Financial Officer since May 2017 and as our Chief Operation Officer from May 2018 to November 2025. Mr. Tsimerman has over 20 years of experience as chief financial officer of public and private companies. He has served as chief financial officer of Insuline Medical Ltd. from June 2015 to May 2017, as chief financial officer of Mer-Group Broadband division (TASE: CMER) from 2005 to 2013 and as vice president of finance of Mer-Group Telecom Division from 2013 to 2014. Mr. Tsimerman received his bachelor’s degree in business and MBA from The College of Management, Israel.

Shay Levav, Chief Operating Officer

Mr. Shay Levav has served as our Chief Operating Officer since November 2025 and has previously served as our Vice President, Regulatory and Quality Assurance and Clinical Applications since September 2020. Before joining the Company, Mr. Levav served as a Quality Assurance and Regulatory Affairs director at Applied Spectral Imaging from December 2018 to August 2020 and as its quality and regulatory affairs manager since January 2015 to December 2018. He has also served as commercialization business manager of Carestream Health Inc. from 2012 to 2015, as its operations quality manager from 2001 to 2012, and service engineer since 2000 to 2001. Mr. Levav is a Certified Quality Engineer (CQE) by the American Society of Quality (ASQ).

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

Li Haixiang, Director

Mr. Li Haixiang has served on our board of directors since December 2024. Mr. Haixiang is the founder and managing partner of VI Ventures, and chairman and director of VI Asset Management. Mr. Haixiang is one of the founders and a former senior executive vice president of Tencent. Mr. Haixiang was appointed as a non-executive director of FUTU Holding Limited (Nasdaq: FUTU) since March 2019. He was also appointed as an independent, non-executive director at AVO Insurance Company Holding Limited since August 2018. Mr. Haixiang received a BA in computer software from South China University of Technology and an MBA from China Europe International Business School. He was recognized as “China Top CIO” by the CEO and CIO magazine in 2008. Mr. Li Haixiang has the voting and dispositive power over the Ordinary Shares held by Epoch. As of March 13, 2026, Epoch beneficially owns 45.8% of the Company.

Vincent Chun Hung Chan, Director

Mr. Vincent Chun Hung Chan has served on our board of directors since December 2022. Mr. Chan has been a venture partner at Beyond Ventures since August 2024 and was a partner from October 2023 to July 2024. Also, he was a Senior Managing Director and Head of Asia of Samena Capital Hong Kong Limited from 2016 to 2021. From 1991 to 2016, he served several leading private equity investment companies including HSBC Equity Management Limited, Suez Asia Holdings (Hong Kong) Limited, JAFCO Investment (Asia Pacific) Ltd and Spring Capital Asia, Limited. Mr. Chan has been an independent non-executive director of CN Logistics International Holdings Limited since September 2020, and an independent non-executive director of ITC PROPERTIES GROUP LIMITED since NOVEMBER 2025. Mr. Chan is currently the Director and Treasurer of the Hong Kong Venture Capital and Private Equity Association, and a non-executive director of the Hong Kong securities and futures commission. Mr. Chan WAS a member of the Main Board and GEM Listing Review Committees of the Stock Exchange of Hong Kong from 2020 to 2024. He was previously a member of the Main Board and GEM Listing Committee of the Stock Exchange of Hong Kong from May 2007 to May 2012. He was also a member of the Public Shareholders Group of the Hong Kong Securities and Futures Commission from July 2005 to March 2011. Mr. Chan received a Bachelor of Arts degree from the University of Hong Kong in November 1986 and a master’s degree in business administration from the Manchester Business School (then known as the Victoria University of Manchester) in the United Kingdom in July 1988. He was admitted as a chartered financial analyst of the Institute of Chartered Financial Analysts, United States in September 1993.

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

Yonatan Malca, Director

Mr. Yonatan Malca has served on our board of directors as an external director since September 2025. is the chief executive officer and a director at NanoGhost Ltd., a private biotechnology company. He serves on the board of directors of Entera Bio (NASDAQ: ENTX) and holds additional board positions at BeamMed Ltd., a private medical device company, Jungo Connectivity (TASE: JNGO), and Unicorn Technologies (TASE: UNCT). Mr. Malca holds a B.A. in Economics and Statistics and an M.A. in Economics and Finance, both from Bar-Ilan University in Israel.

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

The following table presents in the aggregate all compensation payable by us to all of our directors and senior management as a group for the year ended December 31, 2025. The table does not include any amounts paid to reimburse any of such persons for costs incurred in providing us with services during this period.

All amounts reported in the tables below reflect the cost to the Company, in thousands of U.S. Dollars, for the year ended December 31, 2025. Amounts paid in NIS are translated into U.S. dollars at the rate of NIS 3.19 = U.S. $1.00, based on the average representative rate of exchange between the NIS and the U.S. dollar as reported by the Bank of Israel during such period of time.

	Salary, bonuses and Related Benefits	Pension, Retirement and Other Similar Benefits	Share Based Compensation
All directors and senior management as a group, consisting of 13 persons as of December 31, 2025	$2,333	$466	$1,013

For so long as we qualify as a foreign private issuer, we will not be required to comply with the proxy rules applicable to U.S. domestic companies regarding disclosure of the compensation of certain executive officers on an individual basis. In accordance with the Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2025.

Name and Principal Position	Cost of Salary, Bonuses, Pension, Retirement and Other Similar Benefits(1)	Share Based Compensation(1)	Total(1)
Eyal Shamir, Chief Executive Officer	$494	352	846

Shad Good, VP Sales for North America	$361	54	415

Ronen Tsimerman, Chief Financial Officer	$380	97	477

Shay Levav, Chief Operating Officer	$287	74	361

Tlalit Bussi Tel-Tzure, VP Business Development and Global Marketing	$312	65	377
Total	$1,834	642	2,476

(1)	Amounts presented are the aggregate of USD amounts translated at the NIS-USD exchange rate for each pay period for the relevant employee during the reporting period.

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

Introduction

Our board of directors presently consists of seven members, including two external directors required to be appointed under the Companies Law. We believe that Ms. Sharon Levita, Mr. Yonatan Malca and Mr. Vincent Chun Hung Chan are “independent” for purposes of the Nasdaq Stock Market rules. Our amended and restated articles of association provide that the number of board of directors’ members (including external directors) shall be set by the general meeting of the shareholders provided that it will consist of not less than five (5) and not more than eleven (11). Pursuant to the Companies Law, the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him, which was approved by our shareholders. All other executive officers are appointed by our Chief Executive Officer. Their terms of employment are subject to the approval of the compensation committee and of the board of directors, and are subject to the terms of any applicable employment agreements that we may enter into with them.

The directors, other than the external directors, if any (who are elected and serve in office in accordance with the provisions of the Companies Law), shall be classified, with respect to the terms that of each them holds in office, into three classes, as equal in number as practicable, hereby designated as Class I, Class II and Class III. On February 5, 2026, our board of directors approved and determined the following designation of directors into such classes:

(i)	The Company's Class I director is Yang Huang, who shall hold office until our annual general meeting of shareholders to be held in 2026 and until his successor is elected and qualified;

(ii)	The Company's Class II directors are Eyal Shamir and Vincent Chun Hung Chan, who shall hold office until our annual general meeting of shareholders to be held in 2027 and until their successors are elected and qualified; and

(iii)	The Company's Class III directors are Li Haixiang and Ron Mayron, who shall hold office until our annual general meeting of shareholders to be held in 2028 and until their successors are elected and qualified.

In addition, under certain circumstances, our amended and restated articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors or in addition to the acting directors (subject to the maximum number of directors permitted) to serve in one of the classes and until the next annual general meeting based on the applicable class in which directors may be appointed or terminated.  External directors may be elected for up to two additional three-year terms after their initial three-year term under the circumstances described below, with certain exceptions as described in “External Directors” below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees – Board Practices – External Directors” below).

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

External Directors

Under the Companies Law, an Israeli company whose shares have been offered to the public or whose shares are listed for trading on a stock exchange in or outside of Israel is required to appoint at least two external directors to serve on its board of directors. External directors must meet stringent standards of independence. As of the date hereof, our external directors are Ms. Sharon Levita and Mr. Yonatan Malca.

According to regulations promulgated under the Companies law, at least one of the external directors is required to have “financial and accounting expertise,” unless another member of the audit committee, who is an independent director under the Nasdaq Stock Market rules, has “financial and accounting expertise,” and the other external director or directors are required to have “professional expertise.” An external director may not be appointed to an additional term unless: (1) such director has “accounting and financial expertise;” or (2) he or she has “professional expertise,” and on the date of appointment for another term there is another external director who has “accounting and financial expertise” and the number of “accounting and financial experts” on the board of directors is at least equal to the minimum number determined appropriate by the board of directors. We have determined that Ms. Sharon Levita has accounting and financial expertise.

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

Under the Exemptions Regulations, the term of office for external directors for Israeli companies traded on certain foreign stock exchanges, including the Nasdaq Stock Market, may be extended indefinitely in increments of additional three-year terms, in each case provided that the audit committee and the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company, and provided that the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

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

In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as a director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification and/or exemption contracts or commitments and insurance coverage, other than for his or her service as an external director as permitted by the Companies Law and the regulations promulgated thereunder.

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

Under the Exemptions Regulations, a company with no controlling shareholder whose shares are listed for trading on specified exchanges outside of Israel, including Nasdaq, may adopt exemptions from various corporate governance requirements of the Companies Law, so long as such company satisfies the requirements of applicable foreign country laws and regulations, including applicable stock exchange rules, that apply to companies organized in that country and relating to the appointment of independent directors and the composition of audit and compensation committees. Such exemptions include an exemption from the requirement to appoint external directors and the requirement that an external director be a member of certain committees, as well as exemption from limitations on directors’ compensation. As of the Date hereof, the Company have a controlling shareholder and therefore cannot use such exemptions.

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

Alternate Directors

Our amended and restated articles of association provide, as allowed by the Companies Law, that any director may, subject to the conditions set thereto including approval of the nominee by our board of directors, appoint a person as an alternate to act in his place, to remove the alternate and appoint another in his place and to appoint an alternate in place of an alternate whose office is vacated for any reason whatsoever. Under the Companies Law, a person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director for another director, may not be appointed as an alternate director. Nevertheless, a director who is already serving as a director may be appointed as an alternate director for a member of a committee of the board of directors so long as he or she is not already serving as a member of such committee, and if the alternate director is to replace an external director, he or she is required to be an external director and to have either “financial and accounting expertise” or “professional expertise,” depending on the qualifications of the external director he or she is replacing. A person who does not have the requisite “financial and accounting experience” or the “professional expertise,” depending on the qualifications of the external director he or she is replacing, may not be appointed as an alternate director for an external director. A person who is not qualified to be appointed as an independent director, pursuant to the Companies Law, may not be appointed as an alternate director of an independent director qualified as such under the Companies Law. Unless the appointing director limits the time or scope of the appointment, the appointment is effective for all purposes until the appointing director ceases to be a director or terminates the appointment.

Committees of the Board of Directors

Our board of directors has established four standing committees, the audit committee, the compensation committee, and the financial statement examination committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors (one of whom must serve as chair of the committee). The audit committee may not include the chairman of the board; a controlling shareholder of the company or a relative of a controlling shareholder; a director employed by or providing services on a regular basis to the company, to a controlling shareholder or to an entity controlled by a controlling shareholder; or a director who derives most of his or her income from a controlling shareholder. Pursuant to the Companies Law, the chairman of the audit committee is elected by the members of the audit committee.

In addition, a majority of the members of the audit committee of a publicly traded company must be independent directors under the Companies Law. Our audit committee is comprised of Ms. Sharon Levita, Mr. Yonatan Malca and Mr. Vincent Chan. Ms. Levita serves as the chair of our audit committee.

Under the Companies Law, our audit committee is responsible for, among other things:

(i)	determining whether there are deficiencies in the business management practices of our company, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;

(ii)	determining whether to approve certain related party transactions (including transactions in which an office holder has a personal interest and whether such transaction is extraordinary or material under Companies Law) and establishing the approval process for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest (see “Item 6.C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions under Israeli law”);

(iii)	determining the approval process for transactions that are “non-negligible” (i.e., transactions with a controlling shareholder that are classified by the audit committee as non-negligible, even though they are not deemed extraordinary transactions), as well as determining which types of transactions would require the approval of the audit committee, optionally based on criteria which may be determined annually in advance by the audit committee;

(iv)	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;

(v)	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor;

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

As noted above, the members of our audit committee include Ms. Sharon Levita and Mr. Yonatan Malca who are external directors, and Mr. Vincent Chan who is an independent director, each of whom is “independent,” as such term is defined in under Nasdaq Stock Market rules. Ms. Levita serves as the chair of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

Financial Statement Examination Committee

Under the Companies Law, the board of directors of a public company in Israel must appoint a financial statement examination committee, which consists of members with accounting and financial expertise or the ability to read and understand financial statements. Our financial statement examination committee is comprised of Ms. Sharon Levita, Mr. Yonatan Malca and Mr. Vincent Chan. Ms. Levita serves as the chair of our financial statement examination committee. The function of a financial statements examination committee is to discuss and provide recommendations to its board of directors (including the report of any deficiency found) with respect to the following issues: (1) estimations and assessments made in connection with the preparation of financial statements; (2) internal controls related to the financial statements; (3) completeness and propriety of the disclosure in the financial statements; (4) the accounting policies adopted and the accounting treatments implemented in material matters of the company; and (5) value evaluations, including the assumptions and assessments on which evaluations are based and the supporting data in the financial statements.

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

Our compensation committee is acting pursuant to a written charter, and consists of Ms. Sharon Levita, Mr. Yonatan Malca and Mr. Vincent Chan. Mr. Malca serves as the chair of our compensation committee. Our compensation committee complies with the provisions of the Companies Law, the regulations promulgated thereunder, and our amended and restated articles of association, on all aspects referring to its independence, authorities and practice. Our compensation committee follows home country practice as opposed to complying with the compensation committee membership and charter requirements prescribed under the Nasdaq Stock Market rules.

Our compensation committee reviews and recommends to our board of directors: with respect to our executive officers’ and directors’: (1) annual base compensation (2) annual incentive bonus, including the specific goals and amounts; (3) equity compensation; (4) employment agreements, severance arrangements, and change in control agreements and provisions; (5) retirement grants and/or retirement bonuses; (6) any other benefits, compensation, compensation policies or arrangements; and (7) actions, if any, under our recoupment policy, or the clawback policy.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. Such policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee. The compensation policy is then brought for approval by our shareholders, which requires a special majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all non-controlling shareholders and shareholders who do not have a personal interest in such compensation arrangement, excluding abstentions; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights.. Under the Companies Law, the board of directors may adopt the compensation policy if it is not approved by the shareholders, provided that after the shareholders oppose the approval of such policy, the compensation committee and the board of directors revisit the matter and determine that adopting the compensation policy would be in the best interests of the company. Our compensation policy was approved by our shareholders on March 3, 2022. The Current compensation policy expired on March 3, 2025. On March 23, 2025, the Company’s compensation committee and the board of directors approved a new compensation policy, which was subject to shareholder approval. On May 15, 2025, at the Company’s special general meeting of shareholders, the shareholders approved the renewal of the compensation policy for a period of three additional years, with the following updates to the policy: an increase vehicle terms; an increase of insurance liability coverage for directors and officers; an extension of the advance notice period for office holders; and an update to the definition of deemed liquidation for acceleration of equity-based awards.

The compensation policy must (subject to certain exemptions) serve as the basis for decisions concerning the financial terms of employment or engagement of executive officers and directors, including exemption, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations. The compensation policy must furthermore consider the following additional factors:

●	the education, skills, expertise and accomplishments of the relevant director or executive;

●	the office holders roles and responsibilities and prior compensation agreements with him or her;

●	the relationship between the cost of the terms offered and the cost of the compensation’s personnel; the relationship between the cost of the terms of service of an office holder and the average median compensation of the other employees of the company (including those employed through manpower companies), including the impact of disparities in salary upon work relationships in the company;

●	the possibility of reducing variable compensation at the discretion of the board of directors; and the possibility of setting a limit on the exercise value of non-cash variable compensation; and

●	as to severance compensation, the period of service of the director or executive, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contribution towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

●	with the exception of office holders who report directly to the chief executive officer, the link between variable compensation and long-term performance and measurable criteria;

●	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation at the time of payment, or, for equity-based variable compensation not settled in cash, the ceiling for the value at the time of grant;

●	the conditions under which a director or executive would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;

●	the minimum holding or vesting period for variable, equity-based compensation; and

●	maximum limits for severance compensation.

The compensation policy must also consider appropriate incentives from a long-term perspective.

The compensation committee is responsible for: (1) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by the shareholders); and (2) duties related to the compensation policy and to the compensation of a company’s office holders, including:

●	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

●	recommending to the board of directors periodic updates to the compensation policy;

●	administering the clawback policy;

●	assessing implementation of the compensation policy;

●	determining whether the limited conditions exist which would allow for the compensation terms of a candidate for the position of the chief executive officer not to be brought for approval by the shareholders; and

●	determining whether to approve the terms of compensation of office holders that require the committee’s approval.

Our compensation policy (as recently renewed and amended by the shareholders in May 2025), is designed to promote our long-term goals, work plan and policy, retain, motivate and incentivize our directors and executive officers, while considering the risks that our activities involve, our size, the nature and scope of our activities and the contribution of an officer to the achievement of our goals and maximization of profits, and align the interests of our directors and executive officers with our long-term performance. To that end, a portion of an executive officer compensation package is targeted to reflect our short and long-term goals, as well as the executive officer’s individual performance. On the other hand, our compensation policy includes measures designed to reduce the executive officer’s incentives to take excessive risks that may harm us in the long-term, such as limits on the value of cash bonuses and equity-based compensation, limitations on the ratio between the variable and the total compensation of an executive officer and minimum vesting periods for equity-based compensation.

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

In addition, our compensation policy contains compensation recovery provisions which allows us under certain conditions to recover bonuses paid in excess, enables our Chief Executive Officer to approve an immaterial change in the terms of employment of an executive officer (provided that the changes of the terms of employment are in accordance our compensation policy) and allows us to exempt, indemnify and insure our executive officers and directors subject to certain limitations set forth thereto.

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

Internal Auditor

Under the Companies Law, the board of directors of an Israeli public company must appoint an internal auditor nominated by the audit committee. Our internal auditor is Mr. Doron Cohen (Fahn Kanne Control Management Ltd, Grant Thornton). The role of the internal auditor is to examine in accordance with the accepted professional standards, among other things, our compliance with applicable law and orderly business procedures, and to report to the chief executive officer, the chairman of the board and the chairman of the audit committee. The audit committee is required to oversee the activities, and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan. An internal auditor may not be an interested party or office holder, or a relative of any interested party or office holder, and may not be a member of the company’s independent accounting firm or its representative. The Companies Law defines an interested party as a holder of 5% or more of the outstanding shares or voting rights of a company, any person or entity that has the right to appoint at least one director or the general manager of the company or any person who serves as a director or as the general manager of a company. Our internal auditor is not an interested party in the Company, and not our employee.

The internal auditor is entitled to receive notice of audit committee meetings and to participate in them. In addition, the internal auditor may request that the chairman of the audit committee convene a meeting within a reasonable time to discuss an issue raised by the internal auditor. The internal auditor is responsible for preparing a proposal for an annual or periodical audit plan and submit such plan to the board of directors or the audit committee for their approval.

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

We currently have directors’ and officers’ liability insurance, providing total coverage of $19 million. Such insurance includes company reimbursement for indemnification of our directors and officers, directors’ and officers’ liability coverage, and Side A directors’ and officers’ liability insurance, for the benefit of all of our directors and officers.

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

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our amended and restated articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that we may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our amended and restated articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

The foregoing descriptions summarize the material aspects and practices of our board of directors. For additional details, we also refer you to the full text of the Companies Law, as well as of our amended and restated articles of association, which is an exhibit to this annual report on Form 20-F, and is incorporated herein by reference.

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

Approval of the Compensation of Directors and Executive Officers

The compensation of, or an undertaking to indemnify, insure or exempt, an office holder who is not a director requires the approval of the company’s compensation committee, followed by the approval of the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify, insure or exempt is inconsistent with the company’s stated compensation policy, or if the said office holder is the chief executive officer of the company (subject to a number of specific exceptions), then such arrangement is subject to the approval of our shareholders, subject to a Special Majority requirement.

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

As of December 31, 2023, we had 71 full-time employees and 6 part-time employees. As of December 31, 2024, we had 64 full-time employees and two part-time employees. As of December 31, 2025, we had 67 full-time employees and two part-time employees. The majority of our employees are located in Israel.

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

See “Item 7.A. Major Shareholders” below.

Employee Equity Incentive Plan

We maintain two equity incentive plans, the 2006 plan and the 2024 plan. As of March 13, 2026, the number of options allotted in the 2006 plan is 3,311,413 options. In addition, the number of options that have vested and have not yet been exercised or expired in the 2006 plan is 3,077,496. We have allotted 977,053 options and 1,757,280 RSUs under the 2024 plan.

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

Each of our employee share ownership plans, or ESOP, is administered by our board of directors, which has the authority to determine the terms and conditions of awards granted under the plans. Such authority includes determining the exercise price, method of payment, vesting schedule, acceleration of vesting and other matters necessary for the administration of the plans. Under our 2024 plan, the board is also authorized to grant restricted share units and restricted shares. Eligible Israeli employees, officers and directors, would qualify for provisions of Section 102(b)(2) of the Israeli Income Tax Ordinance (New Version), 5721–1961, or the Tax Ordinance. Pursuant to such Section 102(b)(2), qualifying options and shares issued upon exercise of such options are held in trust and registered in the name of a trustee selected by the board of directors. The trustee may not release these options or shares to the holders thereof for two years from the date of the registration of the options in the name of the trustee. Under Section 102, any tax payable by an employee from the grant or exercise of the options is deferred until the transfer of the options or Ordinary Shares by the trustee to the employee or upon the sale of the options or Ordinary Shares, and gains may qualify to be taxed as capital gains at a rate equal to 25%, subject to compliance with specified conditions. Our Israeli non-employee service providers and controlling shareholders may only be granted options under Section 3(i) of the Tax Ordinance, which does not provide for similar tax benefits. Each ESOP also permits the grant to Israeli grantees of options that do not qualify under Section 102(b)(2).

Upon termination of employment without Cause, as defined in each ESOP, all unvested awards will expire, and all vested options will generally be exercisable for three or nine months, depending on the plan, respectively, following termination, or such other period as determined by the plan administrator, subject to the terms of each ESOP and the governing award agreement.

Upon termination of employment due to death, retirement or disability, all the vested awards at the time of termination will be exercisable for twenty-four (24) or twelve (12) months, depending on the plan, respectively, following termination, or such other period as determined by the plan administrator, subject to the terms of each ESOP and the governing award agreement.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders.

The following table sets forth information regarding beneficial ownership of our Ordinary Shares as of March 13, 2026, by:

●	each person, or group of affiliated persons, known to us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

●	each of our directors and executive officers; and

●	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to Ordinary Shares. Ordinary Shares issuable under share options or warrants that are exercisable within 60 days after March 13, 2026, are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

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

	No. of Shares Beneficially Owned		Percentage Owned
Holders of more than 5% of our voting securities:
Epoch Partner Investments Limited(1)	35,846,597	(2)	45.8%

Directors and senior management who are not 5% holders:
Li Haixiang	35,846,597	(2)	45.8%
Eyal Shamir*	861,676		1.2%
Ronen Tsimerman	443,928		**
Ron Mayron*	438,873		**
Tlalit Bussi Tel-Tzure	251,301		**
Shay Levav	208,619		**
Naum Muchnik	203,991		**
Yang Huang	184,963		**
Merav Nir Dotan	123,632		**
Shad Good	69,658		**
Yonatan Malca*	-		**
Sharon Levita*	-		**
Vincent Chun Hung Chan*	-		**
All directors and senior management as a group (13 persons)	38,633,238		48.0%

*	Indicates director of the Company.

**	Less than 1%.

(1)	Mr. Li Haixiang, who has the voting and dispositive power over the shares held by Epoch, is also a member of our board of directors.

(2)	Includes: (i) 30,846,597 Ordinary Shares and (ii) 5,000,000 ordinary warrants to purchase 5,000,000 Ordinary Shares. Mr. Li Haixiang has the voting and dispositive power over the shares held by Epoch. The mailing address of Mr. Li Haixiang is 70/F Two International Finance Centre, Suite 7013, Central, Hong Kong. This information is based on the information contained in the Schedule 13D filed by Epoch on May 14, 2025.

Changes in Percentage Ownership by Major Shareholders

Over the course of 2025, there was an increase in the beneficial ownership percentage of Epoch (from 45.7% to 45.8%), due to Epoch’s participation in the Rights Offering, pursuant to which the Company issued Ordinary Shares and warrants to purchase Ordinary Shares. This increase was partially offset by dilution resulting from issuances of Ordinary Shares under our ATM facility.

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

Record Holders

Based on a review of information provided to us by our transfer agent, as of March 17, 2026, there were seven holders of record of our Ordinary Shares.

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

Options

Since the inception of our ESOP, we have granted options to purchase our Ordinary Shares to our officers and certain of our directors. Such option agreements may contain acceleration provisions upon certain merger, acquisition, or change of control transactions, as defined in the ESOP or in the stated compensation policy, as the case may be. We describe our option plans under “Item 6.E. Share Ownership –Equity Incentive Plan.” If the relationship between us and an executive officer or a director is terminated, except for Cause (as defined in the applicable ESOP or award agreement), options that are vested will generally remain exercisable for three or nine months after such termination, depending on the plan.

Sale of Ordinary Shares

On January 12, 2024, we entered into an equity distribution agreement, with Maxim, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim. Epoch invested $2.5 million into Ordinary Shares sold through this equity distribution agreement.

On or about August 1, 2025, we completed the Rights Offering, pursuant to which we distributed non-transferable Subscription Rights to eligible holders of our Ordinary Shares to purchase up to an aggregate of 10,000,000 Units at a subscription price of $1.00 per Unit. We engaged Maxim to act as dealer-manager in connection with the Rights Offering. Each Subscription Right entitled the holder to purchase 0.1703 of a Unit, with each Unit consisting of one Ordinary Share and one warrant to purchase one Ordinary Share, or, at the holder’s election, one pre-funded warrant to purchase one Ordinary Share and one warrant to purchase one Ordinary Share. Epoch committed to exercise its Subscription Rights in full and any over-subscription privilege, subject to an aggregate investment of up to $5.0 million. The subscription period commenced on July 10, 2025 and expired on July 28, 2025. The Rights Offering was oversubscribed. In connection with the Rights Offering, we issued approximately 9,954,756 Ordinary Shares, warrants to purchase 9,999,994 Ordinary Shares and pre-funded warrants to purchase up to 45,238, and received aggregate gross proceeds of approximately $10 million before deducting dealer-manager fees and other offering expenses.

Bridge Loan with Epoch

On May 17, 2025, we entered, as borrower, into a certain unsecured loan agreement, or the Loan Agreement, with Epoch, as lender, pursuant to which we received a bridge loan in the amount of $2,000,000, or the Principal Amount. Pursuant to the Loan Agreement, the Principal Amount was repayable within one calendar year from May 17, 2025, and bore interest at a rate equal to the yield in a 12-month U.S. Treasury bond. On August 18, 2025, we repaid the Principal Amount under the Loan Agreement.

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

A copy of our amended and restated articles of association is attached as Exhibit 3.1 to this annual report. The information called for by this Item is set forth in Exhibit 3.1 to this annual report and is incorporated by reference into this annual report.

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

On January 13, 2025, we entered into a second ATM facility with Maxim as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to 13,960,500. On January 8, 2026, we amended the second equity distribution agreement with Maxim to extend its termination date from January 13, 2026 to March 13, 2026. As of March 13, 2026, we sold 5,990,915 Ordinary Shares pursuant to the ATM facility, having aggregate gross proceeds of 6.6 million and aggregate net proceeds of $6.3 million.

On July 9, 2025, we entered into a Dealer Manager Agreement with Maxim to act as dealer-manager for the Rights Offering. In connection with this Rights Offering, we have agreed to pay Maxim, as the dealer-manager for the Rights Offering, a cash fee equal to 7.0% of the gross proceeds received by us directly from exercises of the Subscription Rights; provided, however, that no fee shall be paid by us with respect to (i) the gross proceeds received by us from exercises of Subscription Rights by Epoch, and (ii) any proceeds received by us from the exercise of the Warrants or the Pre-Funded Warrants. We agreed to reimburse reasonable and documented out-of-pocket expenses of the dealer-manager, including fees and expenses of outside counsel, up to $75,000. We have also agreed to indemnify the dealer-manager and its affiliates against certain liabilities arising under the Securities Act.

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

This summary is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations that may be relevant to a decision to purchase our Ordinary Shares. This summary generally considers only U.S. Holders that will own our Ordinary Shares as capital assets. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax consequences to a person that is not a U.S. Holder, nor does it describe the rules applicable to determine a taxpayer’s status as a U.S. Holder. This summary is based on the provisions of the Internal Revenues Code of 1986, as amended, or the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder, administrative and judicial interpretations thereof, and the U.S.-Israel Income Tax Treaty, all as in effect as of the date hereof and all of which are subject to change, possibly on a retroactive basis, and all of which are open to differing interpretations. We will not seek a ruling from the IRS with regard to the U.S. federal income tax treatment of an investment in our Ordinary Shares by U.S. Holders and, therefore, can provide no assurances that the IRS will agree with the conclusions set forth below.

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

Based on the projected composition of our income and valuation of our assets, we do not expect to be a PFIC for 2025, and we do not expect to become a PFIC in the future, although there can be no assurance in this regard. If we currently are or become a PFIC, each U.S. Holder who has not elected to mark the shares to market (as discussed below), would, upon receipt of certain distributions by us and upon disposition of our Ordinary Shares at a gain: (1) have such distribution or gain allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares, as the case may be; (2) the amount allocated to the current taxable year and any period prior to the first day of the first taxable year in which we were a PFIC would be taxed as ordinary income; and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year. In addition, when shares of a PFIC are acquired by reason of death from a decedent that was a U.S. Holder, the tax basis of such shares would not receive a step-up to fair market value as of the date of the decedent’s death, but instead would be equal to the decedent’s basis if lower, unless all gain were recognized by the decedent. Indirect investments in a PFIC may also be subject to these special U.S. federal income tax rules.

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

As of December 31, 2025, we did not enter into any hedging transactions, but we may do so in the future. Even if we do enter into such hedge transactions in the future, we cannot guarantee that such measures will effectively protect us from adverse effects due to the impact of fluctuations in currency exchange rates.

In addition, we have balance sheet exposure arising from assets and liabilities denominated in currencies other than the U.S. dollar, mainly in NIS and Euros. Any change of the conversion rates between the U.S. dollar and these currencies may create financial gain or loss.

The tables below provide information as of the dates indicated regarding our foreign currency-denominated monetary assets and liabilities as of December 31, 2025 (U.S. dollars in thousands).

Assets:
NIS	$579
EUR	294
Other currencies	99
Total	972

Liabilities:
NIS	3,481
EUR	-
Other currencies	31
Total	3,512
Net Liabilities	2,540

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, or the Evaluation Date. Based on such evaluation, those officers have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be included in periodic filings under the Exchange Act and that such information is accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based principally on the framework and criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission as of the end of the period covered by this report. Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025, at providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

(c) Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for EGCs provided in the JOBS Act.

(d) Changes in Internal Control over Financial Reporting

During the year ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of our audit committee include Ms. Sharon Levita and Mr. Yonatan Malca, who are external directors, and Mr. Vincent Chan, each of whom is “independent” as such term is defined in under Nasdaq Stock Market rules. Ms. Levita serves as the chair of our audit committee. All members of our audit committee meet the requirements for financial literacy under the Nasdaq Stock Market rules. Our board of directors has determined that each member of our audit committee is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the Nasdaq Stock Market rules.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, has served as our principal independent registered public accounting firm for each of the two years ended December 31, 2025 and 2024.

The following table provides information regarding fees paid by us to Brightman Almagor Zohar & Co. and/or other member firms of Deloitte Global Network for all services, including audit services, for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024

Audit fees (1)	$140	$140
Audit-related fees (2)	$100	$90
Tax fees (3)	-	-
All other fees	-	-
Total	$240	$230

(1)	Includes professional services rendered in connection with the audit of our annual financial statements and review of our interim financial statements.

(2)	Includes professional services rendered in connection with comfort letters and consents.

(3)	Tax fees are the aggregate fees billed (in the year) for professional services rendered for tax compliance and tax advice other than in connection with the audit.

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

In accordance with Israeli law and practice and subject to the exemption set forth in Rule 5615 of the Nasdaq Stock Market rules, we have elected to follow the provisions of the Companies Law, rather than the Nasdaq Stock Market rules, with respect to the following requirements:

●	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq Stock Market rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute periodic reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, we currently make our audited consolidated financial statements available to our shareholders at our offices and will only mail such reports to shareholders upon request. As a foreign private issuer, we are generally exempt from the SEC’s proxy solicitation rules.

●	Quorum. While the Nasdaq Stock Market rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in the company’s bylaws, be no less than 33 1/3% of the company’s outstanding common voting stock, under Israeli law, a company is entitled to determine in its articles of association the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our amended and restated articles of association provide that a quorum of two or more shareholders holding at least two (2) shareholders, in person or by proxy, holding at least 25% of the voting rights. in person or by proxy is required for commencement of business at a general meeting. However, the quorum set forth in our amended and restated articles of association with respect to an adjourned meeting consists of at least one shareholder present in person or by proxy.

●	Nomination of our directors. With the exception of directors elected by our board of directors and external directors, our directors are elected by an annual or special meeting of our shareholders (i) to hold office until the next annual meeting following his or her election or (ii) for three-year term, as described below under “Management—Board Practices—External Directors.” The nominations for directors, which are presented to our shareholders by our board of directors, are generally made by the board of directors itself, in accordance with the provisions of our amended and restated articles of association and the Companies Law. Nominations need not be made by a nominating committee of our board of directors consisting solely of independent directors, as required under the Nasdaq Stock Market rules.

●	Compensation of officers. Israeli law and our amended and restated articles of association do not require that the independent members of our board of directors (or a compensation committee composed solely of independent members of our board of directors) determine an executive officer’s compensation, as is generally required under the Nasdaq Stock Market rules with respect to the chief executive officer and all other executive officers. Instead, compensation of executive officers is determined and approved by our compensation committee and our board of directors, and in certain circumstances by our shareholders, either in consistency with our office holder compensation policy or, in special circumstances in deviation therefrom, taking into account certain considerations stated in the Companies Law (see “Item 6.C. Directors, Senior Management and Employees - Board Practices - Approval of Related Party Transactions under Israeli Law” for additional information).

●	Independent Directors. Under the Israeli Companies Law, we would be required to include on our board of directors at least two members, each of whom qualifies as an external director, and as to whom special qualifications and other provisions would be applicable. We would also be required to include one such external director on each of our board committees. However, as we do not have a controlling shareholder, and we comply with the requirements of the Nasdaq Stock Market with respect to the composition of our board and such committees, we therefore are exempt from the Israeli Companies Law requirements with respect thereto, including the appointment of external directors. We are required, however, to ensure that all members of our audit committee are “independent” under the Nasdaq Rules, and we must also ensure that a majority of the members of our audit committee are “independent directors” as defined in the Israeli Companies Law. Furthermore, Israeli law does not require, and our independent directors do not conduct regularly scheduled meetings at which only they are present, as otherwise required by the Nasdaq Stock Market rules.

●	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporation actions in accordance with Nasdaq Listing Rule 5635. In particular, under this Nasdaq Stock Market rule, shareholder approval is generally required for: (i) an acquisition of shares/assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption/amendment of equity compensation arrangements (although under the provisions of the Companies Law there is no requirement for shareholder approval for the adoption/amendment of the equity compensation plan); and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (and/or via sales by directors/officers/5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares. By contrast, under the Companies Law, shareholder approval is required for, among other things: (i) transactions with directors concerning the terms of their service or indemnification, exemption and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors and shareholders are all required, (ii) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval, and (iii) terms of employment or other engagement of the controlling shareholder of us or such controlling shareholder’s relative, which require special approval. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

●	Approval of Related Party Transactions. All related party transactions are approved in accordance with the requirements and procedures for approval of interested party acts and transaction as set forth in the Companies Law, which requires the approval of the audit committee, or the compensation committee, as the case may be, the board of directors and shareholders, as may be applicable, for specified transactions, rather than approval by the audit committee or other independent body of our board of directors as required under the Nasdaq Stock Market rules (see “Item 6.C. Directors, Senior Management and Employees - —Board Practices—Approval of Related Party Transactions under Israeli Law” for additional information).

●	Annual Shareholders Meeting. As opposed to the Nasdaq Stock Market Rule 5620(a), which mandates that a listed company hold its annual shareholders meeting within one year of the company’s fiscal year-end, we are required, under the Companies Law, to hold an annual shareholder meeting each calendar year and within 15 months of the last annual shareholders meeting.

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

Risk Management and Strategy

As part of the critical elements of our overall risk management approach, our cybersecurity program is focused on the following key areas:

●	Governance: Our board of directors’ oversight of cybersecurity risk management is supported by the management committee, which includes our Chief Executive Officer, Chief Financial Officer and Chief Operations Officer) which regularly interacts with the Company’s outsourced virtual Chief Information Security Officer, or vCiso, other members of management and outside counsel.

●	Collaborative Approach: The Company has implemented a comprehensive, cross-functional approach to identifying, preventing, and mitigating cybersecurity threats and incidents, while also implementing controls that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management promptly.

●	Technical Safeguards: The Company deploys technical safeguards that are designed to protect the Company’s information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality, and access controls, which are evaluated and improved through vulnerability assessments and cybersecurity threat intelligence.

●	Education and Awareness: The Company provides regular, mandatory cybersecurity threat training to all employees so that they are aware of how to address cybersecurity threats and to communicate the Company’s evolving information security policies, standards, processes, and practices.

●	Incident Response and Recovery Planning: The Company has established and maintains comprehensive incident response and recovery plans that fully address the Company’s response to a cybersecurity incident, and such plans are tested and evaluated regularly.

●	SEC Regulation: The Company analyzes quantitative and qualitative factors of any security incident in terms of impact and reasonably likely effects. If our board of directors and management committee, with the assistance of legal counsel, determine that the nature, scope and timing of such incident has materially affected or would be reasonably likely to materially affect the Company’s business strategy, results of operations or financial condition, the Company would deem such incident to be material in accordance with Regulation SCI.

●	Third-Party Risk Management: The Company maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including vendors, service providers, and other external users of the Company’s systems, as well as the systems of third parties that could adversely impact our business in the event of a cybersecurity incident affecting those third-party systems.

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

ITEM 19. EXHIBITS.

Exhibit Number	Exhibit Description
2.1*	Description of Securities.
3.1	Amended and Restated Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on January 8, 2026).
4.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.2	IceCure Medical Stock Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.3*	IceCure Medical Amended Compensation Policy.
4.4^	Distribution Agreement, dated August 29, 2019, by and between IceCure Medical Ltd. and Terumo Corporation (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.5	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure (Shanghai) MedTech Co., Ltd., Shanghai Medtronic Zhikang Medical Devices Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.6	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure Medical Ltd., IceCure (Shanghai) MedTech Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
4.7	Subscription and Information Agent Agreement by and between IceCure Medical Ltd. and Broadridge Corporate Issuer Solutions, LLC (incorporated herein by reference to Exhibit 10.11 to our Registration Statement on Form F-1 (File No. 333-288062) filed with the SEC on June 16, 2025).
4.8	Form of Dealer-Manager Agreement, by and between IceCure Medical Ltd. and Maxim Group LLC (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-288062) filed with the SEC on June 25, 2025).
4.9	Form of Warrant Agent Agreement, by and between IceCure Medical Ltd. and VStock Transfer, LLC (incorporated herein by reference to Exhibit 10.12 to our Registration Statement on Form F-1 (File No. 333-288062) filed with the SEC on June 25, 2025).

4.10	Form of Rights Certificate (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-288062) filed with the SEC on June 25, 2025).
4.11	Form of Warrant (incorporated herein by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-288062) filed with the SEC on June 25, 2025).
4.12	Form of Pre-Funded Warrant (incorporated herein by reference to Exhibit 4.2 to our Registration Statement on Form F-1 (File No. 333-288062) filed with the SEC on June 25, 2025)
4.13	IceCure Medical Ltd. 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 4.9 to Form 20-F, filed with the SEC on April 3, 2024).
4.14	IceCure Medical Ltd U.S. Addendum to the 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on April 15, 2024).
4.15	Unsecured Loan Agreement, dated May 17, 2025, by and between IceCure Medical Ltd. and Epoch Partner Investments Limited (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on May 21, 2025).
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on December 3, 2021).
11.1*	Insider Trading Policy.
12.1*	Certification of the Chief Executive Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
12.2*	Certification of the Chief Financial Officer pursuant to rule 13a-14(a) of the Securities Exchange Act of 1934.
13.1%	Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350.
13.2%	Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350.
15.1*	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm.
97.1	Clawback Policy (incorporated herein by reference to Exhibit 97.1 to Form 20-F, filed with the SEC on April 3, 2024).
101*	The following financial information from the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2025, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance sheets as of December 31, 2024, December 31, 2023 and December 31, 2022; (ii) Consolidated Statements of Comprehensive Loss as of December 31, 2024, December 31, 2023 and December 31, 2022; (iii) Consolidated Statement of Changes in Shareholders’ Equity as of December 31, 2024, December 31, 2023 and December 31, 2022; (iv) Consolidated Statements of Cash Flows as of December 31, 2024, December 31, 2023 and December 31, 2022; and (v) Notes to the consolidated financial statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Filed herewith.

%	Furnished herewith.

^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

ICECURE MEDICAL LTD.

Date: March 17, 2026	By:	/s/ Eyal Shamir
Eyal Shamir
Chief Executive Officer

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

ICECURE MEDICAL LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of IceCure Medical Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of IceCure Medical Ltd. and subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

March 17, 2026

We have served as the Company’s auditor since 2006.

ICECURE MEDICAL LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

		As of December 31,	As of December 31,
	Note	2025	2024
ASSETS

CURRENT ASSETS
Cash and cash equivalents		8,897	7,564
Trade receivables		331	221
Inventory	3	2,625	1,988
Prepaid expenses and other receivables	4	752	981
Total current assets		12,605	10,754

NON-CURRENT ASSETS

Right of use assets	5	239	524
Property and equipment, net	6	993	1,252
Long-term restricted deposits		51	46
Total non-current assets		1,283	1,822
TOTAL ASSETS		13,888	12,576

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Trade payables		863	1,232
Lease liabilities	5	204	298
Employees and employees related liabilities		2,659	2,757
Other current liabilities	7	1,098	1,227
Total current liabilities		4,824	5,514

NON-CURRENT LIABILITIES
Long term lease liabilities	5	13	161
Total non-current liabilities		13	161

Commitments and contingencies	8

SHAREHOLDERS’ EQUITY
Ordinary shares, no par value; Authorized 2,500,000,000 shares; Issued and outstanding: 73,122,293 shares and 56,568,999 shares as of December 31, 2025 and December 31, 2024, respectively	9	-	-
		-	-
Additional paid-in capital		129,487	112,280
Accumulated deficit		(120,436)	(105,379)
Total shareholders’ equity		9,051	6,901

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		13,888	12,576

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

		Year ended December 31,	Year ended December 31,	Year ended December 31,
	Note	2025	2024	2023

Revenues	10	3,379	3,291	3,229
Cost of revenues	11	2,153	1,840	1,929
Gross profit		1,226	1,451	1,300

Research and development expenses	12	7,433	7,096	8,273
Sales and marketing expenses	13	4,358	6,296	4,437
General and administrative expenses	14	4,529	3,755	4,166
Operating loss		15,094	15,696	15,576

Finance expenses (income), net		(37)	(378)	(924)

Net loss and comprehensive loss		15,057	15,318	14,652

Basic and diluted net loss per share		0.24	0.30	0.32

Weighted average number of shares outstanding used in computing basic and diluted net loss per share		63,579,251	50,876,790	45,638,030

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and warrants data and per share data)

	Ordinary shares		Additional paid-in	Accumulated	Total shareholders’
	Number	Amount	capital	deficit	equity
Balance as of December 31, 2022	45,623,434	-	100,831	(75,409)	25,422
Options exercised	106,250	-	83	-	83
Share-based compensation expenses	-	-	1,310	-	1,310
Loss for the year	-	-	-	(14,652)	(14,652)
Balance as of December 31, 2023	45,729,684	-	102,224	(90,061)	12,163
Issuance of ordinary shares, net of issuance cost of $487	10,764,315	-	9,187	-	9,187
Issuance of restricted ordinary shares	75,000	-	-	-	-
Share-based compensation expenses	-	-	869	-	869
Loss for the year	-	-	-	(15,318)	(15,318)
Balance as of December 31, 2024	56,568,999	-	112,280	(105,379)	6,901
Issuance of ordinary shares, warrants and pre-funded warrants, net of issuance cost of $1,101	15,945,671	-	15,539	-	15,539
Exercise of warrants and pre-funded warrants	301,160	-	295	-	295
Issuance of ordinary shares upon vesting of restricted share units	288,764	-	-	-	-
Issuance of restricted ordinary shares	17,699	-	-	-	-
Share-based compensation expenses	-	-	1,373	-	1,373
Loss for the year	-	-	-	(15,057)	(15,057)
Balance as of December 31, 2025	73,122,293	-	129,487	(120,436)	9,051

The accompanying notes are an integral part of the consolidated financial statements.

ICECURE MEDICAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands, except share data and per share data)

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023
Cash flows from operating activities:
Net loss	(15,057)	(15,318)	(14,652)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	295	332	323
Share-based compensation	1,373	869	1,310
Exchange rate changes in cash and cash equivalents and long-term restricted deposits	(114)	39	(25)
Non-cash short-term interest on deposits	-	-	(29)
Changes in assets and liabilities:
Increase in trade receivables	(110)	(118)	(25)
Decrease (increase) in inventory	(637)	287	582
Decrease (increase) in prepaid expenses and other receivables	229	(237)	496
Decrease in right of use assets	327	271	182
Increase (decrease) in trade payables	(369)	730	(212)
Decrease in lease liabilities	(284)	(256)	(191)
Increase (decrease) in employees and employees related liabilities	(98)	764	(141)
Increase (decrease) in other current liabilities	(129)	74	(168)
Net cash used in operating activities	(14,574)	(12,563)	(12,550)

Cash flows from investing activities:
Investment in short-term deposits	(5,000)	(1,373)	(500)
Withdrawal of short-term deposits	5,000	1,902	-
Withdrawal of (investment in) restricted deposits	-	(12)	296
Purchase of property and equipment	(36)	(71)	(480)
Net cash provided by (used in) investing activities	(36)	446	(684)

Cash flows from financing activities:
Loan from related party	2,000	-	-
Repayment of loan from related party	(2,000)	-	-
Proceeds from issuance of ordinary shares, warrants and pre-funded warrants, net of issuance costs	15,539	9,187	-
Proceeds from exercise of warrants and pre-funded warrants	295	-	-
Exercise of options to ordinary shares	-	-	83
Net cash provided by financing activities	15,834	9,187	83

Increase (decrease) in cash and cash equivalents	1,224	(2,930)	(13,151)
Cash and cash equivalents beginning of the year	7,564	10,533	23,659
Effect of foreign exchange rate on cash and cash equivalents	109	(39)	25
Cash and cash equivalents end of the year	8,897	7,564	10,533

Non-cash activities
Obtaining a right-of-use asset in exchange for a lease liability	41	116	193

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

The Group’s activities are subject to significant risks and uncertainties, including failing to secure additional funding to commercialize its technology, obtaining regulatory approvals, failing to commercialize its products and developing and obtaining regulatory approval for its next generation systems. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

B.	Going Concern:

As of December 31, 2025, the Company has accumulated deficit of $120,436. In the year ended December 31, 2025, the Company generated net loss of $15,057, and negative cash flows from operating activities of $14,574.

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

In addition, the Company’s equity raising is denominated in dollars. Thus, the functional currency of the Company and certain subsidiaries is the dollar.

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

Trade receivables are recorded at the invoiced amount, are unsecured, and do not bear interest. Accounts receivable are stated at their net realizable value, net of allowances. The allowance for credit loss is based on the Company’s periodic assessment of the collectability of the accounts based on a combination of factors, including historical loss data, customer specific information, current market conditions and reasonable and supportable forecasts of future economic conditions to inform adjustments to historical loss data. Allowance for credit loss for the years ended December 31, 2025 and December 13, 2024 is $3. No allowance for credit loss was recorded for the year ended December 31, 2023.

F.	Inventories:

Inventories are stated at the lower of cost, determined by the weighted average method, or market based on net realizable value. Inventories are adjusted for estimated excess and obsolescence and written down to net realizable value based upon estimates relating to historical usage rates, product end-of-life dates, technological obsolescence and product introductions.

Inventory write-offs for the year ended December 31, 2025, 2024 and 2023 were $126, $73 and $45, respectively, and have been included in cost of revenues in the Company’s consolidated statements of comprehensive loss.

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

As of December 31, 2025, and 2024, the Company’s deferred revenue balance is $255 and $334, respectively. Deferred revenues are presented in the balance sheet within the other current liabilities.

For further revenue information, see Note 10 below.

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

For performance based awards, the Company recognizes compensation expenses for awards that their performance criteria expected to be met.

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

The Company accounts for income taxes utilizing the asset and liability method in accordance with ASC 740, “Income Taxes.” Current tax liabilities are recognized for the estimated taxes payable on tax returns for the current year. Deferred tax liabilities or assets are recognized for the estimated future tax effects attributable to temporary differences between the income-tax bases of assets and liabilities and their reported amounts in the consolidated financial statements and for tax loss carry forwards and are measured using the enacted tax rates and laws, that will be in effect when the differences are expected to reverse. Measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws, and deferred tax assets are reduced, if necessary, by the amount of tax benefits, the realization of which is not considered more likely than not based on available evidence. As of December 31, 2025 and 2024, the Company had a full valuation allowance against deferred tax assets.

ASC 740-10 requires a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. The Company has not recorded any liability for uncertain tax positions for the years ended December 31, 2025 and 2024.

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

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires disclosure of specific categories in the rate reconciliation and additional information for reconciling items that meet a quantitative threshold. The amendment also includes other changes to improve the effectiveness of income tax disclosures, including further disaggregation of income taxes paid for individually significant jurisdictions. This ASU is effective for public business entities for fiscal years annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 in these annual financial statements on a prospective basis. Refer to note 15 for further details.

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

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 3 - INVENTORY

Composition:

	As of	As of
	December 31,	December 31,
	2025	2024
Raw materials	1,805	1,408
Work in progress	271	231
Finished goods	549	349
	2,625	1,988

NOTE 4 - PREPAID EXPENSES AND OTHER RECEIVABLES

Composition:

	As of	As of
	December 31,	December 31,
	2025	2024
Tax authorities	212	157
Prepaid expenses	244	657
Advanced payables	295	136
Other	1	31
	752	981

NOTE 5 - LEASES

The Company leases approximately 879 square meters in Caesarea, Israel.

To secure the lease payments, the Company provided a bank guarantee of $36.

In addition, the Company leases vehicles under various operating lease agreements.

As of December 31, 2025, and 2024, total ROU assets were approximately $239 and $524 and the lease liabilities for operating leases were approximately $217 and $459, respectively.

Supplemental cash flow information related to operating leases was as follows:

	Year ended December 31, 2025	Year ended December 31, 2024	Year ended December 31, 2023
Cash payments for operating leases	351	296	246

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 5 - LEASES (Cont.)

The maturities of operating lease liabilities and the reconciliation of undiscounted cash flows for operating lease liabilities as of December 31, 2025, were as follows:

2026	229
2027	36
2028	3
Undiscounted cash flows for operating leases	268
Less: amount representing interest	(51)
Operating lease liabilities	217

The weighted average lease term and weighted average discount rate as of December 31, 2025, was as follows:

Operating leases weighted average remaining lease term (in years)	1.16
Operating leases weighted average discount rate	7.7%

NOTE 6 - PROPERTY AND EQUIPMENT, NET

Composition:

	As of	As of
	December 31,	December 31,
	2025	2024
Cost
Systems and equipment	1,991	2,016
Computers and software	463	440
Office furniture and equipment	137	135
Leasehold improvements	212	212
	2,803	2,803

Less - accumulated depreciation
Systems and equipment	1,126	920
Computers and software	429	410
Office furniture and equipment	79	68
Leasehold improvements	176	153
	1,810	1,551
Property and Equipment, Net	993	1,252

Depreciation and amortization expenses for the years ended December 31, 2025, 2024 and 2023 were $295, $332 and $323, respectively.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 7 - OTHER CURRENT LIABILITIES

Composition:

	As of	As of
	December 31,	December 31,
	2025	2024
Deferred revenues	255	334
Provision for royalties to IIA	64	46
Accrued expenses and others	779	847
	1,098	1,227

NOTE 8 - COMMITMENTS AND CONTINGENCIES

A.	Israeli Innovation Authority (the “IIA”):

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

As of December 31, 2025, based on 2025 second half revenue, the Company recorded a liability for royalties which amounted to $64.

As of December 31, 2025, the Company has no open application for grants to the IIA.

Total grants received by the Company from the IIA, including accumulated interest, amounted to approximately $2,712. As of December 31, 2025, the obligation to pay royalties on future revenues net of royalties paid is $1,933. The grants were previously linked to the exchange rate of the dollar, and bore the London Interbank Offered Rate until December 31, 2023. From January 1, 2024, these IIA grants are linked to the 12-month Secured Overnight Financing Rate or at an alternative rate published by the Bank of Israel plus 0.71513%.

B.	Liens:

The Company pledged a deposit in the amount of NIS 114 (approximately $36) to secure a bank guarantee issued in connection with a lease agreement. In addition, the Company pledged a deposit in the amount of $15 to secure a bank guarantee issued in connection with a credit card issued. The deposits are presented in the consolidated balance sheets as a non-current asset under “Long-term restricted deposits”.

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

The Plaintiff estimated the amount of his individual claim at a sum of approximately NIS 30,000 thousand (USD 9,404), the amount of the class action, insofar as it will be qualified as such, at a sum of approximately NIS 163,459 thousand (USD 51,241) for the class damages that the Plaintiff claims had their shares diluted unlawfully, and at a sum of approximately NIS 234,349 thousand (USD 73,464), for damage that was supposedly caused to the shareholders due to a sale at less than the allegedly full market price.

On October 19, 2025, the Plaintiff filed his closing summations. On December 28, 2025, the Company submitted its reply to the closing summations, and on January 28, 2026, the Plaintiff filed his response to the Company’s Summations.

Based on the current stage of the proceedings and after reviewing the parties’ arguments and the evidence submitted to the court, the Company and its legal counsel believe that the motion is without merit and that the factual allegations and the underlying data are incorrect and/or inaccurate. The Company believes that a loss is not probable and given the stage of this matter, the Company is currently unable to predict the likely outcome or estimate the potential financial impact, if any, of this matter

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

On January 12, 2024, the Company entered into an equity distribution agreement (the “Agreement”), with Maxim Group LLC (“Maxim”), as sales agent, pursuant to which we offered and sold ordinary shares having an aggregate offering price of up to $9,700 from time to time through Maxim. Maxim received commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the Agreement. We also provided Maxim with customary indemnification and contribution rights and agreed to reimburse Maxim for certain specified expenses. We sold 10,764,315 ordinary shares under the Agreement, having aggregate gross proceeds of $9,674 and aggregate net proceeds of $9,187.

On August 18, 2024, the Company issued 75,000 restricted ordinary shares to a consultant of the Company. The shares shall be restricted from any offer, sale, contract for sale, encumbrance, grant of any options for the sale of or otherwise disposed of for a period of 12 months until August 18, 2025. The Company recorded sales and marketing share-based compensation expenses in at the amount of $28 and $17 for the year ended December 31, 2025 and 2024, respectively.

On January 13, 2025, the Company entered into an equity distribution agreement with Maxim Group LLC (“Maxim”) as sales agent (the “Sales Agent”), pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $13,960 thousand from time to time through the Sales Agent (the “ATM Facility”). The Sales Agent receives commission equal to 2.5% of the gross sales price per Ordinary Share sold pursuant to the terms of the agreement and received customary indemnification and contribution rights. We also agreed to reimburse the Sales Agent for certain specified expenses. We sold 5,990,915 ordinary shares under the ATM Facility, having aggregate gross proceeds of $6,640 and aggregate net proceeds of $6,286.

On July 1, 2025, the Company issued 17,699 restricted ordinary shares to a consultant of the Company. The shares shall be restricted from any offer, sale, contract for sale, encumbrance, grant of any options for the sale of or otherwise disposed of for a period of 12 months until May 15, 2026. The company recorded sales and marketing share-based compensation expenses in an amount of $20 for year ended December 31, 2025.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

A.	Ordinary shares (Cont.):

On August 1, 2025, the Company completed its rights offering, raising aggregate gross proceeds of $10,000 through the issuance of 9,954,756 Ordinary Shares, warrants to purchase up to 9,999,994 Ordinary Shares at an exercise price of $1.00 per share (the “Warrants”) and pre-funded warrants to purchase up to 45,238 Ordinary Shares at an exercise price of $0.0001 per share (the “Pre-Funded Warrants”). The Warrants are exercisable for five years from the date of issuance. The Company received net proceeds of approximately $9,253 at the closing of the rights offering.

As of December 31, 2025, 9,703,199 Warrants and 40,873 Pre-Funded Warrants were outstanding.

B.	Shares, options and Restricted Share Units (“RSUs”) for employees and non-employees:

(1)	The fair value of options granted was estimated using the Black-Scholes option pricing model, and based on the following assumptions:

	For the year ended December 31,	For the year ended December 31,	For the year ended December 31,
	2025	2024	2023
Exercise price	-	$0.74 - $0.88	$1.22 - $1.37
Expected volatility	-	119.5%	119.4%-132.3%
Risk-free interest	-	4.39%-4.4%	3.86%-4.34%
Expected life of up to (years)	-	5.5-7	5.06-7.02
Weighted average fair value	-	$0.64	$1.12

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and Restricted Share Units (“RSUs”) for employees and non-employees (cont.):

(2)	The following table summarizes the changes in options granted to employees, officers, members of the Board and non-employees for the years ended December 31, 2025, 2024 and 2023:

	Number of Share Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (in years)
Balance as of January 1, 2023	3,075,935	$2.55	7.8
Granted	1,157,940	$1.29
Expired	(89,194)	$2.48
Forfeited	(319,810)	$2.42
Exercised	(106,250)	$2.87
Balance as of December 31, 2023	3,718,621	$2.07	7.41
Granted	1,087,078	$0.86
Expired	(67,162)	$3.53
Forfeited	(147,825)	$1.89
Exercised	-	-
Balance as of December 31, 2024	4,590,712	$1.76	7.43
Granted	-	-
Expired	(150,586)	$2.34
Forfeited	(151,660)	$1.43
Exercised	-	-
Balance as of December 31, 2025	4,288,466	1.99	6.05
Exercisable at the end of year	3,047,022	$2.22	5.36

As of December 31, 2025 and 2024, the aggregated positive intrinsic value is $0 and $100, respectively.

(3)	The following table summarizes the changes in RSUs granted to employees, officers and members of the Board for the years ended December 31, 2025 and 2024:

Number of Share Options
Balance as of December 31, 2023	-
Granted	862,950
Forfeited	(22,711)
Vested	-
Balance as of December 31, 2024	840,239
Granted	1,324,864
Forfeited	(61,307)
Vested	(288,764)
Balance as of December 31, 2025	840,239

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and Restricted Share Units (“RSUs”) for employees and non-employees (cont.):

(4)	Options and RSUs granted during 2025, 2024 and 2023:

(a)	On February 19, 2023, the Company granted 1,107,940 options to purchase an aggregate of 1,107,940 ordinary shares to 76 option-holders of the Company, as follows: (i) 172,321 options to the Company’s chief executive officer, the chairman of the Board and a member of the Board; (ii) 252,371 options to six officers of the Company; (iii) 641,836 options to 66 employees of the Company; and (iv) 41,412 options to a consultant of the Company, at an exercise price of $1.37 per share. The options granted to the chief executive officer, chairman of the Board, a Board member and the officers will vest as follows: a quarter after one year and the balance will vest in 12 equal quarterly installments over a period of three years from February 19, 2024. The options granted to the 66 employees will vest in four equal installments over a period of four years from the date of grant. The options granted to a consultant of the Company will vest in six equal quarterly installments from January 4, 2023. The options are exercisable for 10 years from the date of grant.

(b)	On August 14, 2023, the Company granted 50,000 options to purchase an aggregate of 50,000 ordinary shares to an officer of the Company at an exercise price of $1.22 per share. The options will vest as follows: a quarter after one year, and the rest will vest in 12 equal quarterly installments over a period of three years from August 14, 2024. The options are exercisable for 10 years from the date of grant.

(c)	On July 2, 2024, the Company granted 1,072,614 options to purchase an aggregate of 1,072,614 ordinary shares to 67 optionees of the Company, as follows: (i) 543,778 options to seven officers of the Company; and (ii) 528,836 options to 60 employees of the Company, at exercise prices ranging from $0.74 to $0.88 per share. One quarter of the options granted to the officers will vest after one year and the remain 75% will vest in 12 equal quarterly installments over a period of three years from July 2, 2025. The options granted to the 60 employees will vest in four equal installments over a period of four years from the date of grant.

In addition, the Company granted 862,950 RSUs, as follows: (i) 453,149 RSUs to seven officers of the Company; and (ii) 409,801 RSUs to 60 employees of the Company. The RSUs granted to the officers and employees will vest on the same terms as the options, commencing on the earliest date of: (i) the Company receiving authorization from the U.S. Food and Drug Administration (the “FDA”) for its ProSense system for breast cancer treatment or (ii) the consummation of an equity investment in the Company of at least $15M following the date of the grant. The total fair value of these RSU grants is $634.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 9 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Shares, options and RSUs for employees and non-employees (cont.):

(d)	On May 15, 2025, the Company granted 924,048 RSUs to the Company’s chief executive officer, the chairman of the Board and another director. The RSUs granted to the recipients are subject to a vesting schedule, which is connected to the Company receiving FDA authorization for its ProSense system for breast cancer treatment. Following receiving the authorization, one quarter of the RSUs granted vested on July 1, 2025, and the remaining RSUs shall vest in a total 3-year period in 12 equal installments at the end of each quarter following the first vesting. The total fair value of these RSU grants is $924. As of December 31, 2025, 288,764 RSUs vested into ordinary shares.

(e)	On November 5, 2025, the Company granted 400,816 RSUs, as follows: (i) 121,893 RSUs to the Company’s chief executive officer; and (ii) 278,923 RSUs to six officers of the Company. The RSUs granted to the recipients are subject to a vesting schedule, one quarter of the options granted to the officers will vest after one year and the remaining RSUs will vest in 12 equal quarterly installments over a period of three years from November 5 2026. The total fair value of these RSU grants is $290.

(5)	The total share-based compensation expense for employees and non-employees the Company recognized for share-based payments is as follows:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023
Cost of revenues	98	84	79
Sales and marketing	192	146	167
Research and development	342	335	513
General and administrative	741	304	551
	1,373	869	1,310

As of December 31, 2025, the total unrecognized share-based compensation cost related to non-vested share options grant arrangements was $269. This cost is expected to be recognized over the remaining vesting period of 2.5 years until the end of June 30, 2030.

As of December 31, 2025, the total unrecognized share-based compensation cost related to RSUs grant arrangements was $921. This cost is expected to be recognized over the vesting period when achievement of the performance conditions will be probable.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 10 - REVENUES

The Company’s revenues are derived primarily from the sale of systems and disposables. Revenues from warranty and services are not material and therefore are included in revenue from systems in the following table.

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023

Systems	1,326	1,363	1,452
Disposables	2,053	1,828	1,503
Exclusive distribution agreement and other services	-	100	274
	3,379	3,291	3,229

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

Exclusive distribution agreement in China

On June 12, 2022, the Chinese Subsidiary signed an exclusive sales and distribution agreement (the “Distribution Agreement”) for systems and disposables with Shanghai Medtronic Zhikang Medical Devices Co. Ltd. (“Shanghai Medtronic Zhikang”) and Beijing Turing for an initial term of 36 months, with a minimum purchase target of $3.5 million within this term. Pursuant to the Distribution Agreement, the Chinese Subsidiary will sell the Company’s products to Beijing Turing, which will import the Company’s products from Israel to mainland China and resell them to Shanghai Medtronic Zhikang. Shanghai Medtronic Zhikang will be responsible for, among other matters: (i) marketing and promoting the products within mainland China; and (ii) holding professional medical education events for the Company’s products in mainland China. Beijing Turing will be responsible for warehousing, logistics, warranty services, training, and other support and after sale services.

Under the terms of the Distribution Agreement, if Shanghai Medtronic Zhikang meets the accumulated three-year minimum purchase target, it will then have the right to extend the term of the Distribution Agreement for three consecutive years subject to an agreement on a new minimum purchase target. The Distribution Agreement may be terminated in certain circumstances, including in the event of default, material breach or insolvency. Shanghai Medtronic Zhikang did not fulfil its minimum purchase target of $3.5 million by April 30, 2025 and the Distribution Agreement expired. We currently sell our products in China through Beijing Turing.

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

As of December 31, 2025, the Company believes that Terumo will submit a request for regulatory approval in the second half of 2026.

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

As of December 31, 2025, the total amount of revenue recognized from this agreement is $4,000.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 11 - COST OF REVENUES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023

Payroll and related benefits (including share-based compensation)	724	585	551
Raw materials subcontractors and auxiliary materials	913	832	905
Shipping	87	44	42
Royalties to the IIA	101	99	96
Depreciation	178	186	161
Others	150	94	174
	2,153	1,840	1,929

NOTE 12 - RESEARCH AND DEVELOPMENT EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023

Payroll and related benefits (including share-based compensation)	5,634	5,436	5,395
Materials, subcontracted work and consulting	689	734	1,593
Clinical trials	355	181	436
Others	755	745	849
	7,433	7,096	8,273

NOTE 13 - SALES AND MARKETING EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023

Payroll and related benefits (including share-based compensation)	2,571	2,639	2,239
Consulting and professional services	750	2,518	987
Travel	280	426	354
Advertising and promotion expenses	116	32	92
Sales commissions	36	96	49
Conferences	329	286	323
Others	276	299	393
	4,358	6,296	4,437

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 14 - GENERAL AND ADMINISTRATIVE EXPENSES

Composition:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023

Payroll and related benefits (including share-based compensation)	2,427	1,624	1,886
Professional services	1,895	1,955	1,996
Others	207	176	284
	4,529	3,755	4,166

NOTE 15 - TAXES ON INCOME

A.	General:

The Company and its subsidiaries are assessed for tax purposes on an unconsolidated basis. Each of the Company’s subsidiaries is subject to the tax rules prevailing in its country of incorporation.

B.	Corporate Taxation:

The Company is subject to Israeli corporate tax rate of 23% for the years ended December 31, 2025, 2024 and 2023.

The U.S. Subsidiary is subject to U.S. federal tax rate of 21% for the years ended December 31, 2025, 2024 and 2023.

The Chinese Subsidiary is subject to a progressive tax rate in China of 2.5% up to taxable income of one million RMB, 5% on taxable income between one million RMB to three million RMB and 25% on taxable income higher than three million RMB, for the year ended December 31, 2025, 2024 and 2023.

C.	Net loss carryforward:

As of December 31, 2025, the Company has an accumulated tax loss carryforward of approximately $109,159 in Israel, which may be carried forward and offset against taxable income in the future for an indefinite period.

D.	Tax assessments

The Company received final tax assessments in Israel through the year ended December 31, 2019.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 15 - TAXES ON INCOME (Cont.)

E.	Income tax expense:

The Company has no current and deferred tax expenses.

F.	Cash paid for income taxes:

The Company did not pay any significant income taxes between 2023-2025.

G.	Pre tax Loss:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023

Local	14,792	15,187	14,652
Foreign[1]	265	131	*
Total	15,057	15,318	14,652

H.	Effective tax expense (benefit):

The components of loss before tax and a reconciliation of the Company’s tax expense to the Company’s theoretical statutory tax benefit are as follows:

	Year ended December 31,
	2025

Tax at Israel statutory rate	(3,463)	23%
Foreign tax effects	62	0%
Change in valuation allowances	3,103	(21)%
Nontaxable or nondeductible items:
Share-based compensation	290	(2)%
Others	8	0%
Effective tax rate	-

[1]	Foreign is amount related to the U.S. and China.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 15 - TAXES ON INCOME (Cont.)

H.	Effective tax expense (benefit):

	Year ended December 31,	Year ended December 31,
	2024	2023
Net loss, as reported in the consolidated statements of comprehensive loss	15,318	14,652
Israeli statutory income tax rate	23%	23%
Theoretical tax benefit	3,523	3,370
Losses and other items for which a valuation allowance was provided or benefit from loss carryforwards	(3,523)	(3,370)
Income tax expense	-	-

I.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company’s deferred tax assets are as follows:

	As of December 31,	As of December 31,
	2025	2024

Net loss carryforward	25,147	22,032
Research and development costs	1,565	1,630
Other reserves and allowance	231	165
Total deferred tax assets	26,943	23,827
Valuation allowance	(26,943)	(23,827)
Net deferred tax asset	-	-

As of December 31, 2025, the Company has provided valuation allowances of $26,943 in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that because the Company has a history of losses, it is more likely than not that the deferred tax regarding the loss carryforward and other temporary differences will not be realized in the foreseeable future.

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

The following table sets forth reporting revenue information by geographic region:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023
United States	908	870	751
Japan	282	481	480
India	120	413	109
China	108	41	440
Israel	24	30	30
Other[2]	1,937	1,456	1,419
	3,379	3,291	3,229

The following table sets forth reporting property and equipment information by geographic region:

	As of December 31,	As of December 31,
	2025	2024
Israel	821	933
United States	171	319
	993	1,252

The following table is a summary of customer concentrations as a percentage of revenue:

	Year ended December 31,	Year ended December 31,	Year ended December 31,
	2025	2024	2023
Customer A	*	*	*
Customer B	*	*	14%
Customer C	*	13%	*

*	Lower than 10%

[2]	No country included in Others represents more than 10% of consolidated revenues.

ICECURE MEDICAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data)

NOTE 17 - LOAN FROM RELATED PARTY

On May 17, 2025, the Company entered into a loan agreement with Epoch Partner Investments Limited, a major shareholder and related party of the Company, pursuant to which the Company received a bridge loan in the amount of $2,000 (the “Loan Amount”) with an annual interest rate of 4.1% (equivalent to the interest rate of a 12-month U.S. Treasury bond in effect as of May 17, 2025). The principal amount, together with the accrued interest, was required to be repaid no later than one calendar year from the date of the agreement. In any event that the Company raises money before the maturity date, in an equity transaction other than by an at-the-market facility and/or an equity line, the amount raised shall be used for early repayment of the Loan Amount subject to Epoch’s participation in such equity transaction. On August 18, 2025, the Company repaid the principal amount under the Loan Agreement, including interest of $20.